This is a free translation into English of Veolia Environnement’s document de référence (the “Reference Document”), filed by Veolia Environnement with the French Autorité des marchés financiers on April 3, 2007 under number D.07-0264, and is provided solely for the convenience of English speaking readers. This document does not include the annexes to the French version of the Reference Document. Veolia Environnement’s Annual Report on Form 20-F, when filed, will contain substantially all of the information set forth in this Reference Document and certain additional information not included herein. Veolia Environnement is required to file the Annual Report on Form 20-F with the U.S. Securities and Exchange Commission by no later than June 30, 2007.

VEOLIA ENVIRONNEMENT

2006 REFERENCE DOCUMENT

•

This reference document was filed with the Autorité des marchés financiers on April 3, 2007, pursuant to Article 212-13 of its general regulations. This reference document may be used in connection with a financing transaction if supplemented by a note d’opération approved by the Autorité des marchés financiers.

TABLE OF CONTENTS1

This reference document incorporates by reference the 2004 reference document filed with the Autorité des Marchés Financiers (“AMF”) on April 5, 2005 under the number D.05-0351 and its updates filed with the AMF on May 25, 2005, July 29, 2005 and October 24, 2005, and the 2004 reference document filed with the AMF on April 6, 2006 under the number D.06-0231 and its updates filed with the AMF on July 26 and September 26, 2006.

CHAPTER 1 PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT		1
1.1	Person assuming responsibility for information contained herein	1
1.2	Certification	1
CHAPTER 2 PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS		3
2.1	Lead Auditors	3
2.2	Deputy Auditors	3
CHAPTER 3 SELECTED FINANCIAL INFORMATION		5
CHAPTER 4 RISK FACTORS		6
4.1	Risks relating to the issuer	6
4.2	Risk Management	10
4.3	Audit and internal controls	17
4.4	Ethics and vigilance	19
4.5	Insurance	20
CHAPTER 5 INFORMATION RELATING TO THE ISSUER		23
5.1	History and development of the Company	23
5.2	Investments	24
CHAPTER 6 BUSINESS OVERVIEW		25
6.1	Principal business activities	25
6.2	Market overview	62
6.3	Environmental regulation, policies and compliance	71
CHAPTER 7 ORGANIZATIONAL CHART		86
CHAPTER 8 PROPERTY, PLANTS AND EQUIPMENT		88
CHAPTER 9 EXAMINATION OF FINANCIAL CONDITION AND RESULTS		90
9.1	Results of operations in 2006	90
9.2	Accounting and financial information	93
9.3	Financing	103
9.4	Return on capital employed (ROCE)	109
9.5	Statutory auditors’ fees	111
9.6	Outlook	112

[1]	The format of this reference document follows that set forth in Annex I of European Regulation n° 809/2004, adopted pursuant to European Directive 2003/71/EC.

i

CHAPTER 10 CASH FLOW AND CAPITAL		113
CHAPTER 11 RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES		114
CHAPTER 12 TREND INFORMATION		119
12.1	Trends	119
12.2	Recent developments	119
CHAPTER 13 FORECASTS OR ESTIMATES OF RESULTS		121
13.1	Forecasts	121
13.2	Objectives and outlook	121
13.3	Statutory Auditors’ Report on Profit Forecasts	121
CHAPTER 14 BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES		123
14.1	Board of Directors of the Company	123
14.2	Legal judgments, bankruptcies, conflicts of interest and other information	135
CHAPTER 15 COMPENSATION AND BENEFITS OF DIRECTORS AND SENIOR EXECUTIVES		137
15.1	Compensation of the chairman and chief executive officer and of directors	137
15.2	Retirement and other benefits	141
15.3	Compensation of executive committee members	142
CHAPTER 16 FUNCTIONING OF BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES		144
16.1	Functioning of supervisory bodies and management	144
16.2	Functioning of corporate bodies of Veolia Environnement	149
CHAPTER 17 EMPLOYEES - HUMAN RESOURCES		155
17.1	Human resources policy	155
17.2	Corporate information (NRE Law)	162
17.3	Stock option plans	169
17.4	Award of free shares	171
17.5	Employee profit-sharing	172
17.6	Purchases, sales or transfers of the Company’s shares by members of the board of directors	174
CHAPTER 18 PRINCIPAL SHAREHOLDERS		177
18.1	Shareholders of Veolia Environnement as of December 31, 2006	177
18.2	Evolution in the ownership of share capital	178
CHAPTER 19 RELATED PARTY TRANSACTIONS		180
CHAPTER 20 FINANCIAL INFORMATION CONCERNING THE ASSETS, FINANCIAL CONDITION AND RESULTS OF THE ISSUER		181
20.1	Consolidated Financial Statements	181
20.2	Statutory Financial Statements	317
20.3	Dividend policy	350
20.4	Litigation	351
20.5	Material changes in financial condition or commercial position	356

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CHAPTER 21 ADDITIONAL INFORMATION CONCERNING SHARE CAPITAL AND BY-LAWS		357
21.1	Information concerning share capital	357
21.2	By-law provisions	368
CHAPTER 22 SIGNIFICANT CONTRACTS		372
CHAPTER 23 THIRD PARTY INFORMATION, EXPERT STATEMENTS AND DECLARATION OF INTERESTS		373
CHAPTER 24 DOCUMENTS AVAILABLE TO THE PUBLIC		374
CHAPTER 25 INFORMATION REGARDING COMPANY INTERESTS		375

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CHAPTER 1
PERSONS ASSUMING RESPONSIBILITY FOR THE REFERENCE DOCUMENT

1.1	Person assuming responsibility for information contained herein

Mr. Henri PROGLIO, Chairman and Chief Executive Officer of Veolia Environnement (hereafter, the “Company”, “Veolia Environnement” or “VE”).

1.2	Certification

To the best of our knowledge, all of the information in this reference document is true and accurate, having taken all reasonable measures to ensure the accuracy thereof, and does not omit any information that could make it misleading.

The financial statements in this document are prepared in accordance with applicable accounting norms and provide an accurate view of the financial condition and results of operation of Veolia Environnement and the companies within its scope of consolidation. This document presents a faithful and accurate picture of the business, results and financial condition of Veolia Environnement and the companies within its scope of consolidation, as well as the principal risks and uncertainties that they face.

The statutory auditors have furnished us with a letter (lettre de fin de travaux) indicating that they have implemented the diligences they considered necessary according to professional standards applied in France, verified the consistency of the information relating to financial condition and financial statements with the historical and profit forecast information contained in this document. They also indicate that they have read this document in its entirety.

The letter from the statutory auditors does not contain any observations. In the letter, reference is made notably to the statutory auditors’ report on the consolidated financial statements for fiscal year 2006, included in Chapter 20, paragraph 20.1, of this document, and to the statutory auditors’ report, included in Chapter 13, paragraph 13.3, concerning profit forecast information presented in paragraph 13.1 of this document.

The statutory auditors’ report on the consolidated financial statements for the fiscal year 2006 includes observations concerning, in particular:

•
the change in accounting method described in notes 1.1 and 1.20 to the consolidated financial statements, which occurred during the fiscal year following the application of the IFRIC 12 standard, “Concessions,” and the restatement to the comparative information relating to 2004 and 2005 to take into account, retrospectively, the application of this new standard;

•
the significant judgments and estimates made by management principally relating to tangible and intangible assets (notes 1.10, 1.20, 4, 5, 6, 7 and 10), deferred tax assets (notes 1.19 and 12), provisions and pension benefits (notes 1.13, 1.15, 18 and 34) and financial instruments (notes 1.14 and 33).

The statutory auditors’ report concerning forecast information does not include any observations.

Historical financial information which appears in the 2005 Document de Référence and its updates (filed with the AMF on July 26 and September 26, 2006 and in the 2004 reference document and its updates (filed with the AMF on May 25, 2005, July 29, 2005 and October 24, 2005) are incorporated by reference within the present reference document. This financial information was the subject of reports issued by the statutory auditors, included in Chapter 20, paragraph 20.1, of the 2005 reference document and Chapter 5, paragraph 5.2, of the 2004 Veolia Environnement reference document.

The statutory auditors’ report on the consolidated financial statements for fiscal year 2005 includes observations relating to, in particular:

•	the accounting policies adopted by Veolia Environnement regarding concession contracts, for which there is no specific guidance under IFRS as adopted by the European Union;

•
the significant judgments and estimates made by management principally relating to tangible and intangible assets (notes 1-10, 4, 5 and 6), deferred tax assets (notes 1-19 and 12), provisions and pension benefits (notes 1-13, 1-15, 19 and 35) and financial instruments (notes 1-14 and 34).

The statutory auditors’ report on the consolidated financial statements for fiscal year 2004 includes observations concerning:

•
the change in accounting method described in note 2 “Summary of significant accounting policies” to the consolidated financial statements, regarding the consolidation of some entities in accordance with the provisions of CRC Regulation 2004-03 of May 4, 2004;

•
the accounting rules and methods outlined in note 2 to the consolidated financial statements relating to the presentation of discontinued operations in accordance with the provisions of paragraph 23100 of CRC Regulation 99-02 of April 29, 1999;

•
the judgments and estimates made by Veolia Environnement for the preparation of its consolidated financial statements, in particular relating to the depreciation of long-term tangible and intangible assets as set forth in Notes 2.14 and 2.15 of the notes to the consolidated financial statements, deferred tax assets as set forth in Note 2.18 of the notes to the consolidated financial statements, and provisions for risks, the terms of which are set forth in Notes 2.21 and 2.25 of the notes to the consolidated financial statements .[2]

Chairman and Chief Executive Officer
Henri PROGLIO

[2]
See also notes 3 and 4, as well as notes 17 and 15 of the notes to the consolidated financial statements for 2004 explaining the calculations or describing the assumptions and information provided by Veolia Environnement.

CHAPTER 2
PERSONS RESPONSIBLE FOR AUDITING THE FINANCIAL STATEMENTS

2.1	Principal Statutory Auditors

•	SALUSTRO REYDEL, member of KPMG International
Commissaire aux comptes, Member of the Compagnie régionale de Paris
A company represented by Messrs. Bernard CATTENOZ and Bertrand VIALATTE, located at 1 Cours Valmy, 92923 Paris La Défense Cedex.

Appointed on December 18, 1995, with a term that was renewed at the general shareholders’ meeting held on April 27, 2001 for a period of 6 fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2006.

The nomination of KPMG SA, a member of the regional company (Compagnie régionale) of Versailles, 1 Cours Valmy, 92923 Paris la Défense cedex, represented by Jay Nirsimloo and Baudouin Griton, acting as the statutory auditors for a period of six fiscal years expiring at the end of the general shareholders’ meeting that will be called to approve the financial statements for the fiscal year ending December 31, 2012, will be proposed to the combined general shareholders’ meeting to be held on May 10, 2007, as replacement for the company Salustro Reydel.

•	ERNST & YOUNG and Others
Commissaire aux comptes, Member of the Compagnie régionale de Versailles
A company represented by Messrs. Jean BOUQUOT and Patrick GOUNELLE, located at 41, rue Ybry, 92576 Neuilly-sur-Seine Cedex.

Appointed on December 23, 1999, with a term that was renewed at the general shareholders’ meeting held on May 12, 2005 for a period of 6 fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ending December 31, 2010.

2.2	Deputy Statutory Auditors

•	Mr. Hubert LUNEAU
8, avenue Delcassé, 75008 Paris

Appointed on December 18, 1995, with a term that was renewed at the general shareholders’ meeting held on April 27, 2001 for a period of 6 fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ending December 31, 2006.

The nomination of Mr. Philippe MATHIS, member of the Regional Company (Compagnie Régionale) of Paris, 54, avenue Marceau, 75008, acting as deputy statutory auditor for a period of six fiscal years expiring at the end of the general shareholders’ meeting which will called to approve the financial statements for the fiscal year ending December 31, 2012, will be proposed to the combined general shareholders meeting of May 10, 2007, as replacement for Mr. Hubert LUNEAU.

•	AUDITEX
Tour Ernst & Young, Faubourg de l’Arche, 92037 La Défense Cedex

Appointed on May 12, 2005, for a term of 6 fiscal years, which will expire at the end of the general shareholders’ meeting called to approve the financial statements for the fiscal year ended December 31, 2010.

CHAPTER 3
 SELECTED FINANCIAL INFORMATION

In millions of euros, except per share figures	December 31, 2006	December 31, 2005 (as adjusted)	December 31, 2005	December 31, 2004 (as adjusted)	December 31, 2004

Operating income	2,132.9	1,892.9	1,892.9	1,489.6	1,480.6
Net income attributable to equity holders of the parent	758.7	622.2	623.0	389.8	391.5
Diluted earnings per share (in euros)	1.91	1.59	1.59	0.98	0.99
Basic earnings per share (in euros)	1.93	1.59	1.60	0.98	0.99

Dividends paid by Veolia Environnement	336.3	265.4	265.4	217.9	217.9

Total assets	40,123.7	36,381.0	36,309.4	35,899.3	35,825.9
Total current assets	14,956.4	13,544.5	13,540.0	15,135.7	15,139.0
Equity attributable to equity holders of the parent	4,360.8	3,790.2	3,802.6	3,211.2	3,222.8
Minority interest	2,192.6	1,888.0	1,890.9	1,728.7	1,725.5
Dividend per share distributed during the fiscal year	0.85	0.68	0.68	0.55	0.55

Recurring operating income	2,222.2	1,903.6	1,903.6	1,628.6	1,619.6
Recurring net income attributable to equity holders of the parent	762.0	630.2	627.4	477.0	470.8
Operating cash flow*	3,850.1	3,518.4	3,668.1	3,102.6	3,227.1

Net financial debt	14,674.9	13,870.6	13,870.6	13,058.9	13,058.9

* Operating cash flow = cash flow from continuing operations before tax and financial elements.

To ensure comparability, financial statements at December 31, 2005 and December 31, 2004, have been restated to take into account:

•	The implementation of IFRIC12 standards relating to concessions,

•	The results of activities accounted for in 2006 according to IFRS5 as “income from discontinued operations.”

CHAPTER 4
 RISK FACTORS

4.1	Risks relating to the issuer

4.1.1	Operating risks

Veolia Environnement may suffer reduced profits or losses as a result of intense competition.

Veolia Environnement’s business is highly competitive and requires substantial human and capital resources. Large international competitors and local niche companies serve each of the markets in which Veolia Environnement competes. Accordingly, Veolia Environnement must make constant efforts to remain competitive and convince potential clients of the quality and cost value of its service offerings. Competitors may also introduce new technology or services that Veolia Environnement would have to match in order to remain competitive, which could result in significant development costs for Veolia Environnement.

In addition, Veolia Environnement performs a substantial portion of its business under contracts, often of a long-term nature, with governmental authorities and clients from the industrial and commercial sectors. These contracts are often awarded through competitive bidding, at the end of which Veolia Environnement may not be retained even though it may have incurred significant expenses in order to prepare the bid.

Over the course of performing certain contracts, Veolia Environnement may also be requested by its public or private clients to modify the terms of these contracts, whether called for under the contract or not. These modifications may alter the services provided under the contract, related expenses or billing terms.

Finally, Veolia Environnement’s contracts may not be renewed at the end of their term, which in the case of important contracts may oblige Veolia Environnement to engage in a costly reorganization or restructuring of assets and operations covered by the contract when the contract does not provide for the transfer of the related assets and employees to the succeeding operator and/or adequate indemnification to cover Veolia Environnement’s costs of termination.

Veolia Environnement’s business operations in some countries may be subject to additional risks.

While Veolia Environnement’s operations are concentrated mainly in Europe and North America, Veolia Environnement conducts business in markets around the world. Sales generated in countries outside of Europe and North America represented approximately 10.14% of Veolia Environnement’s total revenue in 2006. The risks associated with conducting business in some countries outside of Europe, the United States and Canada can include slower payment of invoices, which is sometimes aggravated by the absence of legal recourse for non-payment, nationalization, social, political and economic instability, increased currency exchange risk and currency repatriation restrictions, among other risks. Veolia Environnement may not be able to insure or hedge against these risks. Furthermore, Veolia Environnement may not be able to obtain sufficient financing for its operations in these countries. The establishment of public utility fees and their structure can depend on political decisions that may impede for several years any increase in fees that no longer allow coverage of service costs and appropriate compensation for a private operator. The occurrence of unfavorable events or circumstances in certain countries may lead Veolia Environnement to record exceptional provisions or depreciation charges in connection with its operations in these countries, which could have a material adverse effect on Veolia Environnement’s results.

Changes in the prices of fuel and other commodities may reduce Veolia Environnement’s profits.

The prices of Veolia Environnement’s supplies of fuel and other commodities, which are significant operating expenses for Veolia Environnement’s businesses, are subject to marked fluctuations. Although most of Veolia Environnement’s contracts contain tariff adjustment provisions that are intended to reflect possible variations in prices of Veolia Environnement’s supplies using certain pricing formulas, such as price index formulas, there may be developments that could prevent Veolia Environnement from being fully protected against such increases, such as delays between fuel price increases and the time Veolia Environnement is allowed to raise its prices to cover the additional costs or Veolia Environment’s failure to update an outdated cost structure formula. In addition, a sustained increase in supply costs beyond the price levels provided for under Veolia Environnement’s adjustment clauses could reduce Veolia Environnement’s profitability to the extent that it is not able to increase its prices sufficiently to cover the additional costs (see Section 6.2.7 infra).

Veolia Environnement’s business operations are subject to geopolitical, criminal and terrorist risks.

Water is a strategic resource in terms of public health. Accordingly, Veolia Environnement’s activities must comply with laws and regulations that seek to safeguard water resources, production sites and treatment facilities against criminal or terrorist acts. Veolia Environnement’s activities in the areas of waste management, energy services and public transportation are also subject to similar risks. Veolia Environnement may also have employees who work or travel in areas where the risk of criminal acts, kidnapping or terrorism is either temporarily or permanently elevated. As a result, despite the safety measures that Veolia Environnement has attempted to implement, any one of its activities may fall victim to criminal or terrorist acts in the future. If an attack were to occur, it could negatively affect Veolia Environnement’s image and have a material adverse effect on its results.

4.1.2	Legal and contractual risks

Veolia Environnement’s long-term contracts may limit its capacity to quickly and effectively react to unfavorable general economic changes.

The initial circumstances or conditions under which Veolia Environment enters into a contract may change over time, which may result in adverse economic consequences. Such changes vary in nature and foreseeability. Certain contractual mechanisms may help in addressing the changes and restoring the intial balance of the contract. Their implementation may be triggered more or less automatically by the occurrence of a given event (price adjustment clauses for instance), or they may require a contract revision or amendment procedure requiring the agreement of both parties or of a third party. In any case, however, Veolia Environnement’s actions must remain within the scope of the contract and it cannot terminate unilaterally and suddenly a business that it believes to be unprofitable, or change its features. Veolia Environnement’s compensation, whether it consists of a price paid by the client or a fee levied from end users based on an agreed-upon schedule, may not be changed at any time in line with changes in the company’s costs and demand. These constraints have an impact on Veolia Environnement’s behavior as an economic agent, and are particularly meaningful because its contracts are often entered into for long periods of time.

The rights of governmental authorities to terminate or modify Veolia Environnement’s contracts could have a negative impact on Veolia Environnement’s revenue and profits.

Contracts with governmental authorities make up a significant percentage of Veolia Environnement’s revenue. In numerous countries, including France, governmental authorities may modify or terminate contracts under certain circumstances, but generally with indemnification. In other countries, however, Veolia Environnement may not be entitled to or be able to obtain full indemnification in the event its contracts are terminated by governmental counterparties.

Veolia Environnement may make significant investments in projects without being able to obtain the required approvals for the project.

To engage in business, Veolia Environnement must in most cases obtain a contract and sometimes obtain, or renew, various permits and authorizations from regulatory authorities. The competition and/or negotiation process that must be followed in order to obtain such contracts is often long, complex and hard to predict. The same applies to the authorization process for activities that may harm the environment which are often preceded by increasingly complex studies and public investigations. Veolia Environnement may invest significant resources in a project or public tender without obtaining the right to engage in the desired business nor sufficient compensation or indemnities to cover the cost of Veolia Environnement’s investments, for instance as a result of a failure to obtain necessary permits or authorizations, or approvals from antitrust authorities, or because authorizations are subject to conditions that force Veolia Environnement to abandon certain of its development projects. These situations increase the overall cost of Veolia Environnement’s activities and, if Veolia Environnement does not obtain the desired business or is forced to withdraw from a public tender, its business may not grow as much or as profitably as Veolia Environnement hopes.

4.1.3	Environmental and health risks

Veolia Environnement incurs significant costs of compliance with various environmental, health and safety laws and regulations.

Veolia Environnement has made and will continue to make significant capital and other expenditures to comply with its environmental, health and safety obligations as well as to ensure sanitary protection of the services it provides. Veolia Environnement is continuously required to incur expenditures to ensure that the installations that it operates comply with applicable legal, regulatory and administrative requirements (cf. §6.3.1 infra), including general precautionary or preventative measures, or to advise its clients so that they undertake the necessary actions for the compliance of their installations.

The costs related to these preventative measures are recorded as either operating expenses or as industrial investments. Industrial investments in all areas totaled 2.197 billion euros in 2006 (compared to 1.884 billion euros in 2005 as adjusted3 ).

Each of Veolia Environnement’s operations, moreover, may become subject to stricter general or particular laws and regulations, and correspondingly greater compliance expenditures, in the future. If Veolia Environnement is unable to recover these expenditures through higher tariffs, this could adversely affect its operations and profitability. Moreover, the scope of application of environmental, health, safety and other laws and regulations is becoming increasingly broad. These laws and regulations now govern any discharge in a natural environment, the collection, transport, treatment and disposal of all types of waste, the rehabilitation of old sites at the end of operations, as well new or old facilities.

Veolia Environnement’s operations and activities may cause it to incur liability or other damages that it might be required to compensate.

The increasingly broad laws and regulations expose Veolia Environnement to the risk of liability, including in connection with assets that Veolia Environnement no longer owns and activities that have been discontinued. For example, a French law dated July 30, 2003, relating to the prevention of technological and environmental risks and the conduct of remediation activities, has strengthened the regulatory framework that applies to discontinued operations and closed sites and installations. In some instances, reserves must be established in respect of such discontinued operations. In addition, Veolia Environnement may be required to pay fines, repair damage or undertake improvement works, even when it has conducted its activities with care and in total conformity with operating permits. Moreover, regulatory authorities may require Veolia Environnement to conduct investigations and undertake remedial activities, curtail operations or close facilities temporarily in connection with applicable laws and regulations, including to prevent imminent risks or in light of expected changes in those laws and regulations.

In addition, Veolia Environnement often operates installations that do not belong to it, and therefore does not always have the power to make the investment decisions required to bring these installations into compliance with new regulatory norms. In instances where the client on whose behalf these installations are operated refuses to make the required investments, Veolia Environnement may be forced to terminate its operations.

In the event of an accident or other incident, Veolia Environnement could also become subject to claims for personal injury, property damage or damage to the environment (including natural resources). Potential liabilities may not be covered by insurance, or may be only partially covered. The obligation to compensate for such damages might have a material adverse effect on the Group’s activities or resources. Accordingly, Veolia Environnement pays great attention to controlling sanitary risks, both those present in its installations and those in the form of environmental pollution which conventional treatment methods cannot fully treat. In particular, Veolia Environnement’s subsidiaries continuously strive to manage the risk of legionella at certain sensitive sites (including cooling towers, air-conditioning networks and sanitary hot water networks).

[3]	The accounts as of December 31, 2005 have been adjusted to reflect IFRIC12 standards relating to the treatment of concessions.

Specific measures are required in connection with technological risks (article L. 225-102-2 of the French Commercial code regarding “Seveso” facilities).

Among the facilities that Veolia Environnement owns and operates in France, one has been categorized a “Seveso” facility. Such facilities are the subject of special concern and heightened regulation. Veolia Environnement’s “Seveso” facility is a hazardous waste incineration factory at Limay (Yvelines). The manipulation of waste and hazardous products in this facility can, in the case of an accident, cause serious damage to the environment, neighbors or employees, exposing Veolia Environnement to potentially substantial liabilities.

Within the context of Veolia Environnement’s outsourcing contracts, Veolia Environnement’s subsidiaries may also be involved in the operation of Seveso sites (or the foreign equivalent) by industrial clients (particularly petroleum or chemical industry sites). In these instances, the Group must handle the provision of services with even greater care, given the more dangerous nature of the products, waste, effluents and emissions to be treated, as well as the close proximity of installations managed by the Group to client sites.

Finally, while the regulatory regime governing Seveso facilities applies only within the European Union, the Group operates several similar sites outside of this region which are often subject to the same level of heightened regulation by foreign governments.

4.1.4	Risks related to financial markets

Currency exchange and interest rate fluctuations

Veolia Environnement holds assets, earns income and incurs expenses and liabilities in a variety of currencies. Veolia Environnement’s financial statements are presented in euro. Therefore, when Veolia Environnement prepares its financial statements, it must translate its assets, liabilities, income and expenses in other currencies into euro at then-applicable exchange rates. Consequently, increases and decreases in the value of the euro in respect of these other currencies can affect the value of these items in Veolia Environnement’s financial statements, even if their value has not changed in their original currency. For example, an increase in the value of the euro may result in a decline in the reported value, in euro, of Veolia Environnement’s interests held in foreign currencies.

At December 31, 2006, Veolia Environnement’s net financial debt excluding revaluation of hedging instruments amounted to €14,674.9 million, of which 25.7% was subject to variable rates and 74.3% to fixed rates including 12.1% to variable rates with caps. Veolia Environnement’s results of operations and financial condition may be affected by changes in prevailing market rates of interest (cf. chapter 20, note 32 to the consolidated financial statements). Fluctuations in interest rates may also impact Veolia Environnement’s future growth and investment strategy since a rise in interest rates may force Veolia Environnement to finance acquisitions or investments or refinance existing debt at a higher cost in the future.

For a description of the management of market-related financial risks faced by the Group (interest rate risk, foreign currency risk, equity risk, counterparty risk and liquidity risk), see also paragraph 4.2.2.3 below and chapter 20, note 32 to the consolidated financial statements.

4.2	Risk Management

4.2.1	Implementation of a coordinated policy for risk management

Veolia Environnement’s ability to build long-lasting relationships with its customers is based on its capacity to manage risks on behalf of its customers. By implementing a coordinated risk prevention and risk management system, the Group fully addresses this element of fundamental importance for its development.

In order to strengthen its ability to anticipate, analyze and weigh various risks and ensure the development of an adequate policy for managing risks, the Group created a risk department at the end of 2004. The risk department brings together the internal audit, insurance and risk management departments.

The risk department is responsible for ensuring the consistency of the overall risk management process throughout the Group through a process of identifying events that may prevent the Group from reaching its objectives. The risk department helps define corrective action plans and manages the process as a whole. It also oversees the implementation of rules of conduct that will create an internal environment that is both consistent with and favorable to a mastery of risks.

In 2006, the Group conducted a mapping of major risks at the Group and Division levels. The Group now has a detailed analysis of risks and a ranking of the principal risks; it now has a true management tool whose objective it is to build growth and improve the forecasting of the Group’s development and results.

After having assembled a list of standard risks and a risk management standard (référentiel) tied to other established benchmarks, a detailed listing and evaluation of Group risks was conducted through interviews with approximately 150 high level managers (“process pilots”) of the Group. This evaluation, which was conducted at each division, was completed with a uniform methodology aiming to analyze gross risk, control levels in place and residual risks.

The risks that were identified by “process pilots” were grouped together, analyzed and ranked in order to identify the principal risks. Each risk was assigned “risk pilots” who were responsible for the design and implementation of action plans in coordination with risk managers from the Divisions and from Veolia Environnement.

The principal issues identified were:

•
Development control. Dynamics within Veolia Environnement’s markets require the company to be selective in choosing projects and investments. In addition, the integration of new contracts into the Group’s policies and practices requires a high level of rigor.

•
The constant reinforcement of Veolia Environnement’s distinctive strengths. Veolia Environnement occupies a unique position in its market, based on technical expertise (resulting from its teams’ experience and the strength of its research and development), on its sense of service and its organization, and on its legal, financial, and employee relations expertise. Maintaining these essential strengths is a major area of focus. For this reason, a strategic committee for research, innovation and sustainable development was created by the board of directors of the Company in September 2006 to continue to improve these strengths (see Section 16.2.1.3 infra). This is also the reason why the company has engaged in “knowledge management” actions to ensure that all Veolia Environnement clients can profit from these areas of expertise.

•
Internal control, in every respect, especially financial and operational, are also essential. Veolia Environnement’s continuing objective is to maintain a balance between the decentralization that is necessary for its service activities, the best operational and financial controls, and the spreading of expertise and best practices. Accordingly, an overhaul of the financial reporting system has been conducted and training programs have been expanded.

•
Environmental and health concerns are central concerns for the company. Veolia Environnement is committed to providing full professional guarantees regarding the quality of the products it distributes and the services it offers, including with respect to environmental norms (especially with regards to air emissions and legionella concentrations) and security. In order to strengthen environmental risk management, the Group has enacted, in coordination with its four divisions, an Environmental Management System (“EMS”) based on the requirements of ISO norm 14001 with a view to continually improving its environmental performance (cf.§4.2.2.2 below). In order to optimize its sanitary risk management, the Group also conducts voluntary prevention and monitoring actions under a global sanitation approach, in particular in the context of multi-service offerings (which include the conduct of internal and external identification audits and industrial risk prevention, and negotiation of specific insurance guarantees).

The 2006 risk management strategy has had the following preliminary results:

•	a synthetic and structured vision of risks faced by the Group;

•	as a result of significant involvement in this project, a trend towards a pooling of practices and experiences between and among Divisions and Veolia Environnement;

•
an established organization to capitalize on current risk management mechanisms (for example relating to financial, legal, insurance and environmental risk management) and to deploy action plans and related controls;

•	the strengthening of the Company’s controls over transverse risks;

•
the restructuring and deployment of insurance programs of the Group to strengthen its development, taking into account the knowledge of the risks, protecting assets and the reputation of the Group and finally improving the competitiveness of programs (simplification, improvement of coverage and outside premiums and comparable conditions);

•	the structuring of an annual internal audit program based on a mapping of major risks faced by the Group.

In addition to the major mapping of risks, an organization was put in place with the creation of risk committees for each division at December 31, 2006.

The Group’s risk committee, chaired by Veolia Environnement’s senior executive vice-president, met four times in 2006. In accordance with its work program, the risk committee studied the implementation of specific action plans to address significant operational risks, such as the safety of employees, risk identification and management relating to fluctuations in oil prices, structuring and deployment of Group insurance programs, emergency communications and the preparation of Group and division headquarters in the event of a flu outbreak.

By firmly grounding itself in corporate processes and systematically taking into account the fundamental stakes within the organization, whether operational, legal, regulatory or governance-related, risk management fits within Veolia Environnement’s system aimed at continually improving the company’s risk management infrastructure.

4.2.2	Continuation and strengthening of targeted actions

4.2.2.1	Management of legal risks

Veolia Environnement places great importance on the management of legal risks given the nature of its business—environmental services—an area that has been subject to increasingly complex regulation.

The nature of Veolia Environnement’s activities (management of local public services with operations in more than 65 countries and relationships with a variety of representatives and counterparties) has led Veolia Environnement to adopt legal compliance rules to guide Veolia Environnement’s employees in their activities and in the preparation of legal documents and to ensure compliance with such rules. In particular, these rules cover litigation and large operating contract reporting, competition law, ethics, standard contractual clauses, sponsorship and patronage and commercial intermediaries. The rules also cover the Group’s legal structure, delegation of powers and follow-up, and selection of directors.

As a company with shares listed on the Paris and New York Stock Exchanges, Veolia Environnement must also adhere to certain rules relating to:

•
Publications: Veolia Environnement has a disclosure committee whose role it is to supervise and control the collection and dissemination of information included in the Company’s French annual report and U.S. Form 20-F (cf. §16.2.2.1 infra).

•
Corporate Governance: In particular, Veolia Environnement must adhere to rules governing the make-up and functioning of the board of directors and its committees, relations between these entities and management and the furnishing of information to shareholders. It must also ensure the proper application of regulations applicable to listed companies (cf. chapter 16 infra).

•
Insider Trading: To help prevent insider trading, Veolia Environnement has adopted a code of conduct governing trading in the Company’s shares, which is regularly updated. Pursuant to this code, the Group’s senior managers are deemed to be “permanent insiders” and trading by any of them in the Company’s shares is prohibited except during strictly defined periods, provided that they do not hold privileged material information during such periods. These measures also cover so-called “occasional” insiders and in general all persons possessing privileged information. The Company has revised its code of conduct in 2006 to take into account new regulatory obligations imposed upon issuers and their executives, such as establishing a list of named “insiders” and reporting trades in the Company’s shares effected by management.

The legal departments of Veolia Environnement and each division help ensure, on a daily basis, the adequate management of Veolia Environnement’s legal risks. This is performed in tight liaison with operating teams in the field and consistently with the Group’s overall risk management process.

4.2.2.2	Management of health and environmental risks

The environment and health are at the heart of the Group’s concerns. Veolia Environnement aims to provide its professional guarantee on the quality of products it distributes and the services it provides, as well as compliance with security and environmental norms (especially relating to air emissions and legionella concentration). Veolia Environnement’s regulatory compliance efforts relate mainly to air pollution (including, for example, the control of emissions from Veolia Environnement’s transportation vehicles, its heat generation plants and its waste incineration facilities), water quality (relating to both the quality of drinking water and the disposal of wastewater and other effluents) and the protection of land and biodiversity (including through restrictions on rejected waste and the use of landfills).

In order to better manage its environmental risks, the Group in coordination with its four Divisions has implemented an “Environmental Management System” (EMS) based on ISO Standard 14001, which aims to constantly improve its environmental performances throughout the world. In this respect, quantifiable objectives relating to the monitoring of compliance of high-priority installations have been set.

Moreover, in application of existing norms, and in consideration of the recommendations of internal and external experts, Veolia Environnement implements control and maintenance measures either directly or in collaboration with the owners of installations when Veolia Environnement is not the owner thereof. Veolia Environnement monitors its incineration facilities with heightened vigilance so as to control atmospheric emissions, in particular the level of dioxins, furans and heavy metals. When Veolia Environnement designs new installations, it tries to provide technical specifications that are stricter than those then prevailing in the market. For older installations, Veolia Environnement regularly conducts improvement work on its own facilities and strongly recommends to the owners of facilities that they do the same. For instance, Veolia Environnement has implemented a semi-continuous control system of dioxins at incineration facilities that it operates.

Believing that mere compliance with regulatory norms does not suffice to ensure adequate control of health risks, Veolia Environnement has also voluntarily taken a number of steps to establish strict vigilance and prevention procedures in the context of a global health policy, particularly with respect to its multi-service offerings (for example, sanitary diagnosis and checkpoint controls and inspections).

Faced with the systematic risk of being held jointly liable with its clients in connection with serious pollution or accidents, Veolia Environnement strives to satisfy its own obligations while helping to ensure that clients do the same. In particular, when Veolia Environnement operates a “Seveso” facility or its foreign equivalent, Veolia Environnement closely monitors the implementation of safety and hygiene measures at these sites. The imposition of more stringent regulatory standards regarding these sites, effective in France following enactment of a July 30, 2003 law relating to the prevention of technological risks, requires Group employees to undergo specialized training, participate in industrial clients’ hygiene and safety committee meetings and respect such clients’ policy for the prevention of major accidents. Seveso facilities are also subject to internal control measures that seek to prevent accidents and protect employees, the public and the environment. In addition to policies for the prevention of major accidents, there are also safety and operational plans that apply to these facilities, as well as crisis intervention measures coordinated with governmental authorities in the event of accident.

Given the nature and potential seriousness of all of the risks mentioned above, the Group has implemented three principal actions to help control and cover these risks. First, in order to prevent accidents that may harm people, facilities or the environment, the Group has implemented an environmental management system (EMS), as described above. Second, internal or external audits to identify and prevent industrial risks (fire, machine breakdown, environmental damage, etc.) are regularly conducted. Third, the Group has purchased insurance to cover civil and general liability resulting from fortuitous or accidental pollution (cf. §4.5 infra).

All of these actions are deployed by the Group’s operating units in coordination with the technical, legal and health departments and EMS. The research and development department as well as the legal department and Veolia Environnement’s office in Brussels also contribute to this effort.

4.2.2.3	Financial risks management

Within its financial and operational business the Group is exposed to market risks, such as interest rate risk, foreign exchange risk and liquidity risk. To avoid having to bear all of these risks, the Company has put in place management guidelines relating to these uncertainties, in order to ensure better risk control. The Treasury department of Veolia Environnement is directly responsible for the implementation and the follow up of these regulations. The Treasury department is in charge of helping Divisions and their teams to identify and cover exposure in different countries around the world. This department relies, among other things, on a treasury management system, which allows for the constant monitoring of the principal indicators for liquidity and for all major financial instruments (rate/change). The control of operations and the monitoring of limits, ensuring the security of the operations, is under the responsibility of the Middle and Back Office team working for the markets and analysis department. Reports are completed daily, weekly and monthly, thus allowing senior management to stay abreast of market changes and of any important events affecting, on the one hand, the liquidity of the Group (actual and forecasted) and, on the other hand, the value of the Group’s portfolio of derivative products, and finally, the details of the operations and the consequences on the allocation between fixed and variable rate debt.

The risk management policy is decided in a centralized fashion. The Group utilizes all of the risk management tools available on the market, including interest rate swaps and options.

Foreign exchange risk is linked to the international business of the Group, which is conducted in more than 65 countries, and which generates cash flows in numerous different currencies. Because both income and expenses are usually in the currency of the country where the Group is conducting business, the Group’s exposure to exchange rate risks from service activities is relatively low. This risk is covered on a case-by-case basis (in particular through currency options), generally when binding bids are submitted. To manage foreign exchange risk linked to debts and accounts receivable, the Company has established a policy aimed at financing its subsidiaries in local currency consisting of financially backing its subsidiaries in currencies by asset class (debt and accounts receivable).

The liquidity of the Group is ensured through Veolia Environnement in direct collaboration with the heads of operations. The implementation and the management of important new financings are centralized in the aim of optimizing the management of present and future liquidity. The Group is financed through bank loans, commercial paper, international bond offerings, as well as the international private placement market.

See also chapter 20, paragraph 20.1, note 32 of the consolidated financial accounts.

4.2.2.4	Railway security risk management

Veolia Transport is subject to industrial risks (train circulation, security of persons, preventative maintenance of assets) and employee and safety risks (criminal actions, assaults, vandalism, sabotage). The Group implemented a railway safety plan since 2004 with a view to analyzing the various security measures enacted in coordination with security and hygiene measures. In this contaxt, the Group has initiated a review of legal and regulatory obligations and their mastery by local departments, as well as a verification exercise to ensure security management systems have been properly implemented.

In France, in the railway security domain, Veolia Transport was awarded a security certificate by the Etablissement Public de Sécurité Ferroviaire resulting from the establishment of a Security Management System (SGS). A National Railway Security Center was created, whose role is to run and control the implementation of the SGS disposals in order to guarantee a high level of railway security. Outside France, processes are underway to copy and adapt the organization of controls created in France, while also considering the lessons learned from the international inquiry conducted the previous year.

4.2.2.5	Information technology (IT) risks management

The Group’s IT department has conducted an analysis of IT risks. Four significant measures have been enacted to prevent information technology risks: action plans relating to back-ups, the restoration of information and applications, resumption of activity plans and continuing activity plans; the security of information and the reinforcement of access controls to information technology infrastructures and applications; the documentation and the automization of information exchanges and interfaces between applications and the establishment of a multi-year plan for information systems by Division.

4.2.2.6	Geopolitical, criminal or terrorist risks management

Veolia Environnement management created a security watch committee to address criminal and terrorist risks in 2003. The committee is in charge of informing, protecting and acting with respect to employees. It brings together security professionals as well as representatives from Group headquarters and each division.

The committee has four main missions:

•	Information. Each month, a mapping of risks for countries in which Veolia Environnement operates is established and circulated to all the entities of the Group.

•
Prevention. Employee trips to high-risk countries are subject to authorization by the Group’s human resources department. Advice on behavior and vigilance is circulated. In high-risk countries where Veolia Environnement has operating units, the Group has established security plans to ensure the safety of employees and their families.

•	Training. Training on behavior to adopt in a dangerous situation.

•
Action in crisis situations. Whenever necessary, the Group assembles a special security crisis committee. The mission of such committees is to make all decisions necessary to ensure the safety of employees and their families.

4.2.2.7	Employee safety

Ensuring the safety of its workers is a legal, economic and ethical imperative for Veolia Environnement (cf.§17.1.2 below). The Group is comprised of numerous operating companies, all with different activities, which must be managed in specific local contexts and in more than 65 countries. As part of the process, the Group has imposed strong obligations on the managers of these operating companies to help ensure employee safety, using numerical targets in order to periodically assess their performance and making this an element of their overall compensation.

4.2.2.8	Crisis management

In order to respond as rapidly and as effectively as possible to serious incidents or accidents, the Group has created protocols at several levels. First, a call center is open 24 hours a day, 7 days per week, which can be reached by dialing a special number, allowing managers of the Company and its four divisions to be kept informed at all times. Next, depending on the gravity of the situation (which will be evaluated based on pre-determined criteria), the incident may be handled either (i) at the divisions’ level, with information constantly communicated to Group headquarters, or (ii) a special crisis unit may be assembled consisting of representatives from the Group and the involved division. During any crisis, responses are discussed collectively, and the Group chairman and executive committee are informed as the situation evolves. The Group also keeps a record of the crisis unit’s activities so that a full analysis can be conducted once the crisis has passed. The entire organization also relies on the presence of crisis coordinators at the Group and divisions’ levels and any other persons who can bring appropriate support and expertise to the situation.

4.3	Audit and internal controls

4.3.1	Internal controls

An internal control department is responsible for coordinating the work of other departments in identifying, standardizing and making more reliable the key processes for producing the Group’s financial information.

The internal control department employs a network of internal control personnel present in each division and operating unit. It carries out its work with three main objectives:

•	Identifying and formalizing the key processes for developing financial information, which are then summarized and broadly distributed throughout all levels of the Group;

•	Harmonizing financial management systems relating to their implementation;

•	Ensuring that employees possess the requisite skills and have the necessary resources at their disposal to effectively produce the Group’s financial information.

The internal control department relies initially on the effective management of all of the Group’s business processes, including non-finance related processes (commercial, technical, human resources, legal and economic). It follows up with a rigorous evaluation of the application of the Group’s rules, overseen by the internal audit department.

Internal controls, in every respect, especially financial and operation, are also essential to Veolia Environnement. The Group’s continuing objective is to maintain a balance between decentralization that is necessary for its service activities, the best operational and financial controls, and the spreading of expertise and best practices. Accordingly, an overhaul of the financial reporting system has been conducted, and training programs have been expanded.

4.3.2	Internal audit

The objective of the internal audit department of Veolia Environnement is to evaluate risk management processes, monitoring and corporate governance practices, and to seek improvements based on a systematic and methodical approach. This evaluation covers all components of internal controls and in particular the accuracy and integrity of financial information, the effectiveness and efficiency of operations, the protection of assets and compliance with laws, regulations and contracts.

The internal audit department operates based on two principal mechanisms:

•	first, the deployment of an annual audit program approved by the accounts and audit committee, and

•
second, a detailed and formal evaluation of internal control in preparation for the internal control report published every year beginning with the year ended December 31, 2006, in accordance with the measures laid out by the Sarbanes-Oxley Act 2002.

In 2006, the Group’s internal audit department was certified by the French Audit and Internal Control Institute. This certification relates to professional norms and benchmarks and demonstrates the internal audit department’s ability to fully accomplish its responsibilities. In addition, several of our internal auditors have obtained the “Certified Internal Auditor” (CIA) diploma, the only internal audit certification recognized around the world.

4.3.3	Regulatory context

Over the last several years, several laws have reinforced companies’ reporting and internal control obligations.

Veolia Environnement is subject to obligations stemming from the financial security law of August 1, 2003, which requires chairmen of listed sociétés anonymes to report to shareholder meetings the conditions under which the work of the board of directors is prepared and organized and the internal control procedures enacted by the company, as well as principles and rules decided by the board of directors to determine compensation and benefits of any nature granted to senior officers and directors. This report, as well as the statutory auditors’ report prepared pursuant to the paragraphs 6 and 7 of article L.225-235 of the French Commercial Code, will be presented at the general shareholders’ meeting of May 10, 2007, and are attached to this reference document4.

In addition, as a company listed on the New York Stock Exchange (NYSE), Veolia Environnement is subject to the requirements of the U.S. Sarbanes-Oxley Act of 2002, in particular section 404 thereof relating to internal control over financial reporting. This law provides that the chief executive officer and the chief financial officer attest to the effectiveness of internal controls over financial reporting every year beginning at the end of 2006.

[4]	Available in the French version of the reference document.

As a French company listed in the United States, Veolia Environnement must comply with both sets of regulations.

Within this context, Veolia Environnement launched a process in 2005 with a view to evaluating internal controls at the Group level by December 31, 2006. This internal control process was conducted through the deployment in 400 branches of an electronic application with questionnaires and tests that will enable the traceability of audits. Over 1,000 people contributed to this corporate project, while over 80,000 controls were conducted, 20,000 of which were accompanied by tests.

This task, directed by the internal audit department, is implemented in concert with management in question when necessary, and under the supervision of the auditors and the accounts and audit committee of Veolia Environnement.

This procedure as a whole was run by a steering committed presided by the chief executive officer.

This analysis was conducted based on the following criteria: potential impact on internal financial control and level of dissemination (percentage of entities indicating a risk and verification of the significance of the entities concerned).

On this basis, action plans were implemented beginning in 2005. These relate principally to the documentation of financial procedures, the separation of tasks and information technology security. These action plans produced net improvements since the beginning in 2006. They will be pursued with a view to their constant improvement.

Legal requirements aside, this project has already resulted in several notable changes, in particular the appropriation of a rigorous evaluation process adapted to the decentralized culture and organization of the Group, and a positive reinforcement trend not only of rules but also of collective awareness of these subjects.

4.4	Ethics and vigilance

Veolia Environnement’s presence in more than 65 countries around the world necessitates that it implements a set of principles for ensuring compliance with various human rights norms and governance standards set forth under international laws and treaties.

These principles must take into account the Company’s cultural diversity and emphasize environmental protection above all, which is one of the Company’s foremost concerns. In addition, they must integrate the Company’s traditional values, which are based on a close relationship with clients, consumers and civil society and the autonomy of each of the Company’s operating divisions.

To this end, the Company implemented the “Ethics, Commitment and Responsibility” program in February 2003, which was updated in December 2004. This program is intended to guide the daily behavior of Veolia Environnement’s employees. As part of the program, an ethics correspondent has been appointed in each division.

The program reaffirms the fundamental values shared by all of Veolia Environnement’s employees, including, for example, the need for strict observance of the laws in effect in the different countries where Veolia Environnement operates, loyalty towards Veolia Environnement’s clients and towards consumers, sustainable development, a sense of solidarity (tolerance, respect of others and social dialogue), management of risks and effective corporate governance.

In March 2004, Veolia Environnement created an ethics committee to examine and settle any questions relating to the ethics program. The ethics committee has three members and may pursue any matter that it wishes regarding Group ethics. Employees may also freely consult with the committee. The ethics committee must act independently with respect to matters it treats and hold the information relating thereto confidential.

From October 2004 to December 2005, the Group held fourteen training seminars relating to the “Ethics, Commitment and Responsibility” program, including three outside of France, for over 400 Group managers. Veolia Environnement intends to continue these actions in 2007 through the implementation of a training program and seminars on compliance with antitrust laws, which will be open internationally to several thousand managers of the Group.

Finally, since 2005, Veolia Environnement has implemented a reporting procedure to help combat fraud, which is overseen by the risk director and the director of control and synergies.

4.5	Insurance

4.5.1	Objectives

Veolia Environnement’s policy for insurance policies for all of its operating divisions has the following objectives:

•
maintaining common insurance policies to establish a coherent risk transfer policy and maximize economies of scale, while taking into account the specificities of Veolia Environnement’s businesses and legal or contractual constraints; and

•
optimizing the thresholds and the means for accessing the insurance or reinsurance markets through use of varying deductibles or acceptance of a primary layer of retention through Veolia Environnement’s insurance subsidiary located in Ireland, Codeve Insurance Company Limited.

In 2006, Veolia Environnement continued to seek to optimize the amount of insurance premiums it pays to outside insurers.

4.5.2	Implementation of insurance policy

4.5.2.1	Insurance policy

Veolia Environnement’s strategy with respect to insurance procurement is to (i) establish a global insurance procurement policy to cover Veolia Environnement’s activities, based on the needs expressed by its subsidiaries in particular, (ii) select and sign contracts with outside providers (brokers, insurers, loss adjusters, etc.), (iii) manage consolidated subsidiaries specializing in insurance or reinsurance coverage, and (iv) lead and coordinate the network of insurance managers present among Veolia Environnement’s principal subsidiaries.

4.5.2.2	Implementation

The implementation of an insurance procurement policy aimed at covering risk is effected in coordination with Veolia Environnement’s global risk management process (cf. §4.2 supra). Implementation takes into account the insurability of risks related to Veolia Environnement’s activities, by the market availability of insurance and reinsurance, and the relationship between premiums and the level of coverage, exclusions, limits, sub-limits and deductibles.

Veolia Environnement undertook actions in 2006 principally related to:

•	the determination of retention levels on the basis of an analysis of risks and loss history and an evaluation of the costs and coverage proposed by insurers;

•
the continuation of efforts to identify, prevent and protect against risks thanks in particular to a rating system for the “property damage and business interruption” risk profile for Veolia Environnement’s most important facilities;

•	the communication of detailed information regarding itself to the insurance and reinsurance markets;

•	the renegotiation of contracts, in particular to strengthen its civil and pollution liability coverage;

•	extending the adoption of the Group’s coverage; and

•	the organization of broker services for placement and administration of Group programs.

4.5.3	Main insurance policies

4.5.3.1	Civil liability

A civil liability and environmental damage program was subscribed to on July 1, 2005, around the world (excluding the U.S. and Canada) for a period of three years. Principal coverage is up to €50 million per claim and per year. For the U.S. and Canada, different contracts cover civil liability and damage to the environment on behalf of Group subsidiaries, based on local conditions, in an amount of up to US$50 million per claim and per year.

For all Group subsidiaries worldwide, an insurance program provides excess coverage for up to US $450 million, thereby giving the Group total coverage of US$500 million throughout the insurance period. This program includes coverage for environmental liability for damage sustained by third parties as a result of a sudden and accidental event.

Finally, a civil liability for terrorism policy was subscribed under the civil liability program on July 1, 2006 for total coverage of US$165 million per claim per year.

Further, certain activities, such as a maritime transport, automobile and construction, have their own specific insurance policies.

4.5.3.2	Property damages and business interruption policies

All four of Veolia Environnement’s divisions maintain property damage insurance policies to cover assets that they own as well as those that they operate on behalf of clients. Some policies, whether or not they are included in the Group’s global insurance program, provide either “business interruption” coverage or “additional cost of working” coverage depending on such subsidiaries’ exposure and their capacity to use internal or external solutions to ensure service continuity. These policies contain standard market terms. The level of premiums, deductibles and sub-limits for exceptional socio-political or natural events reflects the terms proposed, or sometimes imposed, by insurers in the markets in which the risk is underwritten. Group insurance coverage implemented on January 1, 2006 carries a limit per claim of up to €300 million per claim. Some of this coverage contains further underlying limits per claim or per year.

4.5.4	Self-insured retention and deductibles

For any insured claim or loss, Veolia Environnement remains liable for the deductible amount. The amount may range from several thousand euros to more than one million euros.

In 2006, Codeve Insurance Company Limited, Veolia Environnement’s insurance subsidiary, had a conservation (retained risk) of €10 million per claim for property damage and consequent financial losses, and €5 million for insurance of civil liabilities.

Regarding both damages and civil liability, Codeve Insurance Company Limited has put in place reinsurance contracts in order to limit its exposure to frequency risks (“stop loss”-type contracts) and risks tied to intensity (excess claim-type contracts).

In general, the insurance coverage described above constantly evolves as a function of ongoing risk evaluation, market conditions and insurance coverage available. Veolia Environnement attempts to have its known accidental or operating risks covered by the insurance markets when this market exists and when it is economically feasible to do so.

CHAPTER 5
 INFORMATION RELATING TO THE ISSUER

5.1	History and development of the Company

5.1.1	Historical background

The Company traces its roots back to the creation of Compagnie Générale des Eaux by Imperial decree on December 14, 1853. During the same year, Compagnie Générale des Eaux won its first public service concession for the distribution of water in the city of Lyon, France. Early on, it commenced developing its municipal water distribution activities in France by obtaining concessions in Nantes (1854), Nice (1864), Paris (1860) and its suburbs (1869).

In 1980, Compagnie Générale des Eaux reorganized its water activities by regrouping all of its design, engineering and execution activities relating to drinking water and wastewater treatment facilities under its subsidiary Omnium de Traitement et de Valorisation (OTV). At the same time, Compagnie Générale des Eaux expanded its business during the 1980s with the acquisition of Compagnie Générale d’Entreprises Automobiles (CGEA, which would become Connex and Onyx, and later Veolia Transport and Veolia Propreté) and Compagnie Générale de Chauffe and Esys-Montenay (which would merge to become Dalkia). It also began significant international expansion.

In 1998, Compagnie Générale des Eaux changed its name to Vivendi and renamed its main water subsidiary Compagnie Générale des Eaux.

In April 1999, in order to better distinguish the separate existence of its two main businesses, communications and environmental services, Vivendi created Vivendi Environnement to conduct all of its environmental management activities, which were then conducted under the names Vivendi Water (water), Onyx (waste management), Dalkia (energy services) and Connex (transportation).

On July 20, 2000, Vivendi Environnement shares were listed on the Premier Marché of Euronext Paris, which became the Eurolist of Euronext on February 21, 2005.

In August 2001, Vivendi Environnement shares were included in the CAC 40, the main equity index published by Euronext Paris, and in October 2001 were listed in the form of American Depositary Shares for trading on The New York Stock Exchange.

From 2002 to 2004, Vivendi, which had been renamed Vivendi Universal in 2000, progressively decreased its stake in the Company, and has held only 5.3% of the Company’s shares in December 2004 (cf. §18.2 infra). In April 2003, the Company changed its name to Veolia Environnement. Since July 6, 2006, Vivendi no longer holds shares in Veolia Environnement.

In 2002, Veolia Environnement began conducting a significant restructuring in order to refocus on its core environmental services activities. This restructuring was completed in 2004 with the sale of various U.S. subsidiaries within its water division conducting certain non-core activities, and with the sale of Veolia Environnement’s indirect interest in Fomento de Construcciones y Contratas (FCC), a Spanish company whose activities include construction and cement services, as well as other services related to the environment.

On November 3, 2005, Veolia Environnement unveiled a new branding system for the Group. The Group’s water, waste management and transportation divisions currently operate under the same name: “Veolia” (cf. §6.1.3 infra).

5.1.2	General information concerning the Company

Company Name and Registered Office

Since April 30, 2003, the name of the Company has been Veolia Environnement. The Company’s abbreviated name is VE.

The Company’s registered office is located at 36/38, avenue Kléber, 75116 Paris. The telephone number is (33) 1 71 75 00 00.

Legal Form and Applicable Legislation

Veolia Environnement is a French société anonyme à conseil d’administration subject to the provisions of Livre II of the French Commercial Code (Code de commerce) and to Decree n° 67-236 of March 23, 1967.

Date of Formation and Term

The Company was formed on November 24, 1995, for a term of 99 years beginning on the date of its license in the Registre du commerce et des sociétés, i.e., for a term lasting until December 18, 2094.

Commercial Registry

The Company is licensed in the commercial registry of Paris under number 403 210 032. The Company’s APE code is 741J.

5.2	Investments

The Group’s investments totaled €4,010 million in 2006, compared to €3,495 million in 2005 and €2,709 million in 2004.

A detailed description of the investments made in 2006 and their financing is set forth in chapter 9, paragraphs 9.3.2 (Sources of Funds), 9.3.3 (Divestitures) and 9.3.4 (Capital Expenditures) below, and in chapter 20, paragraph 20.1, note 5 (Concession Intangible Assets), note 7 (Property, Plant and Equipment), note 10 (Non-Current and Current Operating Financial Assets) and note 46 (Segment Reporting) of the consolidated financial statements.

The Company has begun construction of installations and plants in France and abroad that will have an impact during several fiscal years. The amount of these investments totaled €264 million for the 2006 fiscal year. These investments amounted to €271 million in 2005, compared to €308 million in 2004. The Company announced the signing of various new contracts in 2005 that, as they are implemented in 2007, will have an impact (not yet quantifiable) on the Company’s level of investments.

CHAPTER 6
BUSINESS OVERVIEW

6.1	Principal business activities

6.1.1	General description of Veolia Environnement

Veolia Environnement is a unique actor in the field of services related to the environment5 , offering a comprehensive array of services. Veolia Environnement has the expertise, for example, to supply treated water and to recycle wastewater at a customer’s facility, to collect, treat and recover waste generated in the facility, and to supply heating and cooling services and optimize industrial processes used in such facility, all in an integrated service package designed to address the customer’s unique circumstances.

Veolia Environnement’s operations are conducted primarily through four divisions, each of which specializes in a single business: Veolia Eau - Compagnie Générale des Eaux, Veolia Propreté, Veolia Énergie Services (Dalkia) and Veolia Transport. Through these divisions, Veolia Environnement currently provides drinking water to more than 67 million people and 49 million people in the world with clean water, treats nearly 58 million tons of waste, satisfies the energy requirements of hundreds of thousands of buildings for its industrial, municipal and individual customers and transports approximately 2.5 billion passengers per year. Veolia Environnement strives to offer services to clients that span its four divisions, which are either packaged in the form of a single multiservices contract, or negotiated separately in the form of several contracts.

The following table breaks down Veolia Environnement’s consolidated revenue for 2006 by geographic market and division, after elimination of all inter-company transactions.

2006 Revenues*

(in millions of euro)	Water	Environmental Services	Energy Services	Transportation	Total
Europe	7,916.6	5,216.4	5,924.0	3,843.6	22,900.6
of which: France	4,802.4	3,112.1	3,535.4	1,953.1	13,403.0
Other Europe	3,114.2	2,104.3	2,388.6	1,890.5	9,497.6
Americas	763.5	1,585.5	137.2	688.9	3,175.1
Rest of the World	1,407.5	661.0	57.2	419.0	2,544.7
of which: Africa-Middle East	704.7	91.1	32.2	14.4	842.4
Asia-Pacific	702.8	569.9	25.0	404.6	1,702.3
Total	10,087.6	7,462.9	6,118.4	4,951.5	28,620.4

*  Revenue from ordinary activities under IFRS.

[5]
Unless otherwise indicated, information and statistics presented herein regarding market trends and Veolia Environnement’s market share relative to its competitors are based on Veolia Environnement’s own research and various publicly available sources.

6.1.2	Strategy

6.1.2.1	Veolia Environnement’s strategy

Veolia Environnement aims to continue to reinforce its position as world leader in environmental services. Its strategy focuses on developing the most appropriate environmental services solutions for its local and industrial clients; the maintenance of a geographically diverse area of activity; the development of a significant presence in growth markets with high potential and an acceleration of synergies between different businesses of the Group.

While strengthening its position as a worldwide leader in the provision of environmental services, Veolia Environnement continues to implement its growth business model aimed at improving its solid economic and financial condition. This solidity is a result of economies of scale, constantly evolving technology and know-how (supported by ever-growing research investment), long-term commitments to clients and risk management.

The most appropriate solutions in environmental services solutions ensure that Veolia Environnement develops its client relationships

While preserving the local character of its business, the Company has become a major actor in each of its main businesses, whether in the services business or in the concessions business. The Group has forged a unique position within these two client segments.

Within the municipal area, the Group has completed its portfolio of existing French and European clients (Prague, Bucarest, Nottingham, Braunschweig), but also had a number of commercial successes in the United States (Indianapolis, Chicago, Boston …) and in the Asia Pacific region (Canton, Shanghai, Incheon, Melbourne). Thus, the Group has illustrated its ability to win large privatizations and bids for large projects.

Historically the Group has conducted an important part of its business through its industrial and commercial clients, particularly in energy and waste management services. Veolia Environnement has also created a new business portfolio made up of large industrial accounts (Peugeot, Novartis, Renault…), with a significant contribution coming from multi-service contracts.

Successful Geographic Diversification

Veolia Environnement’s international business continues to increase alongside the volume of business in France, which has continued to grow at an average annual rate of over 5% per year since 2000.

The European market has become the domestic market for the Group, but Veolia Environnement has forged strong positions in the United States and Asia. The Group’s presence in developed countries presents relatively little risk of decreasing as it is largely unaffected by relocations and restructurings.

The Company has developed a significant business presence in emerging and developing countries. The Group’s economic position within these areas of the world is much more significant than appears from the proportion of its revenues earned in these areas.

A strategy focused on the growth and high-potential markets

The Group’s strategy focuses on growth markets. The Group’s markets are divided into categories by business and client type.

The industrial markets are currently growing rapidly: as a result of increasingly restrictive regulations and with the objective of improving their competitiveness, industrial companies are increasingly outsourcing environmental services through long-term partnerships. These partners, who generally work on all of the industrial sites of the client, tend to provide global services.

The growth in the municipal markets principally results from the combination of several demographic factors: an increase in population size on the one hand, and the urban development rate on the other. Growth is also tied to economic activity and living standards. The tightening of environmental constraints and related regulations have proven to be key factors in Veolia Environnement’s growth.

Economic constraints affecting Veolia Environnement’s industrial clients, as well as its municipal clients, tend to increase their need to reduce water and energy consumption and waste production. The Group’s position as a service provider, as opposed to utility provider, generally allows it to take advantage of this trend.

Synergies between the different businesses of Veolia Environnement accelerate the Group’s growth

Within its environmental services business to public authorities and industrial clients, the Group enjoys important synergies between water, waste management, transportation and energy services. By offering a complete range of services, Veolia Environnement has become an environmental partner with its clients who resort to all of the company’s business services.

This synergy is particularly evident within countries or municipalities where demographic changes, urbanization and economic development have significantly accelerated; in these cases, Veolia Environnement has been called upon to find solutions to growing environmental problems.

Strong economic and financial capabilities

Veolia Environnement’s strong position results from market growth trends, but also from the company’s competitive assets, for example its technological and technical expertise, its financial situation, its geographic presence, and its experience and know-how in providing environmental services, all in compliance with regulatory requirements.

Size advantages

The Group’s size alone provides it with significant synergies. In addition, its presence in all segments of the value chain means that its vertically integrated structures allow it to retain the benefits of added value.

Support of technological developments and improved know-how

The Company has long been developing its Research and Development. Research and Development are essential to accomplishing the Company’s missions, while allowing it to address the needs of its clients. Since 2000, Veolia Environnement has unified its R&D business under one unique organization which is backed up by the strategic research, innovation and sustainable development committee created in 2006 by the Board of Directors of Veolia Environnement.

The Group also benefits from the sharing of techniques in areas such as prevention of the risk of legionnaires disease, treatment and valorization of sediment, bioenergy, and management of high environmental quality buildings.

Long-term contracts

Veolia Environnement commits itself to its clients for the long term. Its human resources policy centered on training allows the company to focus on long term contracts, in particular through the considerable efforts of Veolia Expertise, an initiative that was renewed in 2007, after having led to significant hirings in 2005 and 2006.

Moreover, aside from its social, environmental and ethical aspects, sustainable development directly influences the needs of clients, thus forming a crucial element within the commercial dialogue. Sustainable development trends have led to changes in the company’s economic model in order to move from a volume-maximizing model to a resource-optimizing model.

Managed risks

Within this growth context, Veolia Environnement has enacted a management and risk measurement policy, which was marked in 2006 by the roll out of a mapping of major risks at the Group and division levels. By putting in place a coordinated risk prevention and management plan, the Company has addressed this issue of fundamental concern to its future development.

These various strategic factors have allowed Veolia Environnement to develop a profitable growth platform with room for future accelerated growth.

6.1.2.2	Veolia Environnement’s strategy by division

Water

Veolia Environnement’s water division, Veolia Eau, intends to further pursue the development of its water services throughout the world. In doing so, it will strive to ensure the health security and safety of the water it provides, the conservation of natural resources and the protection of the environment.

The market for water services has the potential to grow worldwide, supported by four factors in particular:

•	population growth and higher urban density,

•	the strengthening of environmental and sanitary norms and regulations,

•	the growing acceptance of delegated public service management and public-private partnerships as alternatives to public management, and

•	the attempt by industrial clients to refocus on their core businesses.

Given this growth potential, Veolia Environnement will selectively pursue its development in the water sector in order to optimize its use of resources, its operating costs and its profitability. As it does so, it will rely on its technical expertise, its experience in managing client relations and the mobilization of local teams on the ground in order to anticipate the future needs of public authorities. It will also continue to train its employees to meet the future challenges. Veolia Eau’s increased technical expertise in various desalination methods and wastewater recycling in particular represents a major effort to adapt to ongoing changes in market conditions.

Going forward, Veolia Eau will seek to capitalize on the sustained opportunities for development worldwide, the maturing of its larger contracts and the productivity gains resulting from efficiency programs that have been launched since 2003 (relating to purchases, information systems and sharing of best practices).

Environmental Services

Through its Veolia Propreté division, Veolia Environnement seeks to pursue its development as one of the world leaders in the waste management sector. As is the case with the Group’s other businesses, the waste management sector is showing signs of consistent and lasting demand, which has been reinforced by the tightening of environmental rules and regulations coupled with increased public demand in a number of countries. As a result, experts who can provide long-term services under cost-effective conditions and in accordance with environmental regulations are becoming more highly sought after.

Within this favorable market environment in Europe, the United States and the Asia-Pacific region, Veolia Environnement has the following priorities for its waste management division:

•	developing its waste treatment capabilities and widening its technological lead in waste treatment and recovery;

•	strengthening the offering to industrial clients by capitalizing on its mastery of the entire waste management chain, while seeking to generate synergies with the Group’s other operating divisions;

•
increasing the profitability of its activities by renegotiating tariffs, maximizing productivity and reducing structural costs, and ensuring that all of its activities contribute to the development of high value-added services.

Energy Services

Through its Veolia Énergie Services division (Dalkia), Veolia Environnement is the European leader in the energy services sector. In 2000, Veolia Environnement entered into a strategic partnership in the energy services sector with EDF, a European leader in the production, distribution and sale of electricity, in order to offer clients comprehensive energy services at the best possible price.

The opportunities in the sector are significant, due to increases in energy prices and public awareness of environmental problems, which have led to research on solutions such as Dalkia’s initiatives to reduce the effects of greenhouse gases and encourage energy conservation.

Veolia Environnement’s development strategy for this division includes the following geographical priorities:

•	pursuing growth in Southern Europe (Italy, Spain etc) by participating in the trend toward market consolidation and by developing the Group’s multiservices offers to the private sector;

•	pursuing development in the area of large heating networks, particularly in France and in Central and Eastern Europe; and

•	pursuing growth in North America by developing the Group’s presence in the management of networks, industrial utilities and shopping malls.

These development priorities will depend on the Group’s ability, in the context of deregulated energy markets in Europe, to offer innovative technical solutions focused on energy efficiency that often combine Veolia Environnement’s expertise in several areas. The Group will also attempt to promote its integrated outsourcing services to public clients as well as to commercial and industrial clients, by combining optimized services for facilities management (heating, air-conditioning, utilities, electricity, lighting).

Transportation

Through its Veolia Transport division, Veolia Environnement seeks to be a major transportation service provider on a worldwide scale.

Between 2000 and 2020, the proportion of the world population living in urban areas is expected to increase from 50% to 60%, and urban transport needs are expected to increase by 50% (source: International Association of Public Transport). These demographic changes will likely increase concerns relating to the environment and urban congestion, with public transportation services constituting a foremost concern for the local authorities and inhabitants of large cities. Accordingly, transportation always has some impact on the image and identity of a large city, its economic development, urban renovation projects, and local solidarity.

Veolia Transport aims to establish itself, within this sector, as the force behind local transport alongside the community, through the establishment of subcontracts who will later evolve into partnerships.

Veolia Transportion’s strategy for being the leading private operator of public transportation services and improving its performance and growth is the following:

•	Innovation and marketing so as to offer more services of higher quality: integrated computer ticketing, traveler information, multi-method…;

•	The implementation of new contracts within the community, tailored to previous methods and their needs, with performance guarantees and including, if the need arises, direct investment;

•	The continuation of its geographic growth in Europe, North America and Australia, and its opening up to China and India as well as certain large cities in Latin America;

•	The diversification in the transportation business, often during the early stages of the opening of markets to competition: railway freight, maritime links, transport on demand and taxis.

6.1.3	Major developments in 2006[6]

Deployment of the “Veolia” Brand

Since November 2005, Veolia Environnement has been rolling out a new branding program. Today the company’s water, waste management and transportation divisions have been brought together under a single name: Veolia. The energy services division continues to be associated with the brand name “Dalkia”.

In connection with the roll-out of the “Veolia” brand, the holding companies of the water, waste management and transportation divisions, as well as most of the Group’s operating companies, have changed their corporate names to include “Veolia”.

The brand roll-out, which was initiated by the executive committee, illustrates the determination of the Group to unite its divisions and heighten its public profile. This change also aims to reinforce Veolia Environnement's corporate identity and culture, as well as to strengthen the commitment of its employees to its strong service-oriented values. Over time, the Veolia brand is expected to become a benchmark worldwide for trust, reliability and expertise in environmental solutions.

At the same time, a publicity campaign was launched in June 2006 (written press, public displays, television). This campaign asserts Veolia’s industrial commitment to reconciling human activities and environmental preservation, a commitment that is expressed in the slogan “the environment is an industrial challenge.”

This campaign was launched in the written press in France, the United Kingdom, Germany, the Czech Republic and Romania, and through public displays in airports across the world (Paris, London, Shanghai, Hong Kong, New York, Chicago and Los Angeles) and in the Eurostar station in Brussels.

It was completed by an adverstising film focusing on the human and urban aspects of Veolia Environnement’s activities, which was broadcast from October 2006 through various hertzian and cable channels in France and Europe.

Costs borne by Veolia Environnement in 2006 for the development of the brand and the publicity campaign amounted to approximately €26 million.

Acquisition of Cleanaway UK

In 2006, the Group improved its market position by carrying out targeted acquisitions, designed to generate growth and costs synergies.

On June 30, 2006, Veolia Propreté, a division of Veolia Environnement, announced the acquisition of Cleanaway Holdings Limited (Cleanaway UK) from the Brambles group for €744.7 million (see chapter 20.1, note 35 infra). This acquisition significantly reinforced Veolia Environnement’s position in the British industrial and local waste management sector. With estimated annual consolidated revenues of €684 million, Cleanaway UK is a major operator in the United Kingdom within the industrial and municipal waste collection services sector, and the waste management sector. The transaction, which was submitted for approval by the European competition authorities, was finalized on September 28, 2006.

[6]	The major developments occurring between January 1, 2007 and the date of filing of this reference document are described in chapter 12 below.

Agreements Relating to the Société Nationale de Maritime Corse Méditerranée (SNCM)

On May 31, 2006, Veolia Environnement, Butler Capital Partners and the CGMF signed agreements relating to the acquisition of the Société Nationale de Maritime Corse Méditerranée (SNCM). These agreements were part of a transaction to open SNCM’s capital to outside investment, a decision made by the French government at the beginning of 2005, and the restructuring of the company. The transaction has been concluded subject to a cancellation clause relating to the European Commission’s agreement on state aid and the attribution of service concessions for trips between Marseille and Corsica. As a result of this acquisition, Veolia Environnement holds 28.29% of SNCM’s share capital.

SNCM’s principal business is the operation of a public service concession for transportation to Corsica from the port of Marseille. It has ten ships at its disposal and contributed approximately €200 million to Veolia Transport’s revenues in 2006. As a result of this transaction, Veolia Transport has significantly reinforced its position as an operator of maritime lines in high growth markets, after many years as an operator in Northern Europe.

Validation of a Strong Business Model

Since its initial public offering, Veolia Environnement has gone through a series of stages in establishing its business model and independence, which in 2004 culminated in the sale of non-strategic assets in the U.S. as well as the sale of its interest in FCC. The Group’s refocusing of its activities on services related to the environment should enable it to strengthen its position as a leader in this market going forward, by relying on the same consistent strategy for growth.

Commercial Dynamism and Economic Efficiency

The Group is present in robust markets with long-term growth potential, and in 2006 won contracts with several public and industrial clients (see paragraph 6.1.4, “Description of Veolia Environnement’s Principal Businesses”).

In 2006, Veolia Environnement demonstrated that its environmental services business model, when combined with long-term contracts, can generate steady growth in profitability. Revenues rose by 11.9% and recurring operating income of 16.7% in 2006. Recurring net income attributable to equity holders of the parent rose by 21% and return on capital employed (ROCE) was over 10.8% (a 0.6% increase), yielding an increase in profitability consistent with a favorable risk profile.

As its contract portfolio matures the Company will seek to achieve further profitable growth, and will continue to monitor the quality of its portfolio as well as the selectivity of its investments.

Operation “Veolia Skills”

In September 2005, Veolia Environnement engaged in an innovative recruiting campaign in France referred to as “Veolia Skills”. This campaign allowed for the recruitment of 4,879 new employees in 2006. The objective for the third campaign is to recruit 8,000 new employees in 2007.

All of these recruitments will be professional skills-oriented. Training will last between 9 to 24 months, leading to a diploma recognized by the French Education Ministry. Once a diploma has been obtained, candidates will be offered indefinite-term employment.

This recruiting campaign is open to persons of all ages. It is also open to existing employees, in order to afford them greater mobility and in the spirit of ongoing skills development. Through this campaign, the Company hopes to encourage the hiring of members of certain sectors of the public, including handicapped persons, seniors and the long term unemployed.

In the long term, the goal is to make mobility the preferred means of recruitment of Veolia Environnement. Internally, the expected increase in staff must be accompanied by the strengthening of mobility, focusing on the professionalism of partners, the true actors in the development of Veolia Environnement.

“Veolia Environnement 2006” Efficiency Plan

Veolia Environnement announced in September 2003 the plan called “Veolia 2005,” which the Group hoped would generate €300 million in annual savings beginning in 2006. This objective was achieved one year in advance, with €304 million in savings recorded in 2005. This plan was pursued in 2006 and generated €406 million in savings excluding exceptional and non-recurring costs relating to its implementation. This program which ends at the end of this fiscal year will have mobilized all of the operational units of the Group and more than 1,000 contributors. More than 700 projects were carried out across all themes (operational, optimization of structures, purchasing and staff). In 2007 and for the following years, the objective is to capitalize on the gains from the plan to achieve continuous improvement of an ongoing transversal performance program.

Greenhouse Gases

An increase of greenhouse gases in the atmosphere has led certain countries, as well as the international community, to implement regulatory measures in order to limit their progression (cf.§6.3.2 below). At the international level, the Kyoto Protocol, which came into force in February 2005, as well as the European directive of October 13, 2003 has created a European Union quota exchange system for gas emissions, the “Emission Trading Scheme”.

The system put in place on a European level in parallel to that of the Kyoto Protocol, which was started in 2005 and which led to the creation of the national allocation quota plan (PNAQ). In 2006, a revision of the October 13, 2003 directive was launched in order to increase its jurisdiction, to reinforce the controls and to establish a commercial quota system linked to the Kyoto Protocol.

The Veolia Environnement Group is active in this domain on a national, European and global level.

At the European level, Dalkia, which operates close to 250 combustion installations in Europe that are affected by the new quota system, has been awarded quotas representing approximately 1% of all European quotas awarded, and quickly took an active role working with clients to manage carbon emissions and quotas.

At the international level, the Group has begun trying to generate emissions credits that are tradable on the market, by participating in projects with other countries that help to reduce greenhouse gases. Veolia Propreté and Dalkia completed two projects, which were registered as clean development facilities (“mécanisme de développement propre", or MDP) by the MDP Executive Council, while six others are in the process of being completed. Dalkia completed a project of joint development (“Mise en Oeuvre Conjointe”, or MOC). Veolia Transport is actively involved in developing an initial tool that would apply to business transportation, in collaboration with EpE and ADEME.

6.1.4	Description of Veolia Environnement’s principal businesses

6.1.4.1	Water

Veolia Environnement, through its water division Veolia Eau, the lead company of which is Veolia Eau - Compagnie Générale des Eaux, is the world’s leading provider of water and wastewater services for public authorities and industrial companies. Further, Veolia Eau, through its subsidiary Veolia Water Solutions & Technologies (formerly known as Veolia Water Systems) is the world leader in the design of technological solutions and the construction of structures necessary to perform such services.

With approximately 77,840 employees around the world,7  Veolia Eau provides drinking water to more than 67 million people around the world and 49 million people in the world with clean water, and operates more than 4,400 contracts. Veolia Eau has a permanent presence in 59 countries, principally in France for historical reasons, but also in the United Kingdom, Germany, Italy, Belgium, the Netherlands, the Czech Republic, Slovakia and Romania. It is pursuing targeted growth in Russia, Armenia and Hungary. Asia (mainly in China, South Korea and Japan) also remains an important target for development following the award of significant contracts with municipal and industrial clients during the past several years. Veolia Eau has a presence in the United States through its contracts for the operation and maintenance of water and wastewater treatment plants, including its contract with the city of Indianapolis. Finally, Veolia Eau has established a presence in the Middle East and Africa, primarily in Morocco and Gabon.

With a network of research centers in France and abroad, Veolia Eau has mastered numerous technologies and tools within the water sector. As a result, Veolia Eau is able to offer highly skilled services in the areas of sanitary protection, spillage reduction, productivity enhancement of water networks and plants and resource preservation.

Combined with a strong local presence on the ground and more than 150 years of experience in the provision of services to public authorities and industrial clients, Veolia Eau’s technical aptitude provides it with an important advantage in the water services market, which is extremely competitive.

Increased demand within the water services market has been driven substantially by clients seeking to optimize the management of their existing resources, whether they be public authorities seeking to respond to the trend towards urbanization or industrial clients. New solutions, such as desalination (demonstrated by a key new supply contract in 2006 with a sea water desalination plant in Bahrain) or re-use of treated water, may also be called for depending on an individual client’s circumstances.

The following table shows the consolidated revenue and operating income of Veolia Environnement’s water operations in each of the last two fiscal years, after elimination of all inter-company transactions.

(in millions of euro)*	2006	2005 as adjusted***	Change 2006/2005
Revenue**	10,087.6	9,134.2	10.4%
Operating income	1,160.6	1,002.3	15.8%

* Includes Veolia Environnement’s share in the results of the water activities of Proactiva, Veolia Environnement’s joint venture with FCC.

[7]	As of December 31, 2006, including Proactiva’s 1,975 employees who are active in water business.

** Revenue from ordinary activities under IFRS.

*** Accounts as of December 31, 2005 were adjusted for the application of IFRIC12 standards for the treatment of concessions, so as to ensure the comparability of the fiscal years.

Overview of Veolia Eau

Veolia Eau manages municipal drinking water and/or wastewater services on five continents thanks to a geographical organization with a strong local presence. Contracts with public authorities are typically long-term and range from 10 to 20 years in length, but may extend up to 50 years in certain circumstances. These contracts take various forms, all adapted to the needs and goals of the public authority, and may include outsourcing contracts, public-private partnerships, concessions, BOT (Build, Operate & Transfer) contracts, DBO (Design, Build & Operate) contracts and others (discussed further under “Contracts” below). They are generally contracts that involve the operation, design or construction of installations, with the public authority usually remaining the owner of assets (except in the United Kingdom and Chile) and retaining authority over water policy. Further, recent legislative changes will allow Veolia Environnement to integrate more elaborate mechanisms into its contracts to address increases in value produced under the contract and the division thereof (e.g., productivity gains, improvement in the level of services, efficiency criteria, etc.). Public authorities often call upon Veolia Eau to manage customer relations; it has implemented specific services and information systems in response, which it continuously strives to improve.

In certain countries where public authorities wish either to implement new water and wastewater treatment systems or to improve the functioning of existing ones, Veolia Eau also offers feasibility studies and technical assistance, which may include research plans, network modeling and financial analysis.

Veolia Eau’s outsourcing contracts with industrial and commercial customers generally last from 3 to 10 years, although certain contracts have terms of up to 20 years.

Service Contracts for Public Authority and Industrial Clients

The main focus of Veolia Environnement’s water business is on water and wastewater management services for public authorities and industrial clients. Veolia Eau provides integrated services that cover the entire water cycle. Its activities include the management and operation of large-scale, customized drinking water plants, wastewater decontamination and recycling plants, drinking water distribution networks and wastewater collection networks. Veolia Eau also manages customer relations, providing billing services and call centers.

Veolia Eau and its subsidiaries have provided outsourced water services to public authorities in France and in the rest of the world for more than 150 years under long-term contracts adapted to local environments. Currently, Veolia Eau and its subsidiaries are attempting to capitalize on the worldwide trend towards delegated management of municipal drinking water and wastewater treatment services.

Veolia Eau continues to develop its service offerings for industrial clients using its local presence in various areas and its adapted service organization. It has accordingly become active within this market in France, the United Kingdom, Germany and the Czech Republic, as well as in Asia (South Korea and China in particular) and the United States. Veolia Eau also contributes within VE Industries (as discussed further below) to the development of common service offerings of the Group, in particular in Europe.

Engineering and Technological Solutions for the Treatment of Water

Through Veolia Water Solutions & Technologies, Veolia Eau is one of the world’s leading designers of technological solutions and of the construction of facilities necessary to provide water services on behalf of public authorities and industrial and commercial clients. In addition, Veolia Water Solutions & Technologies designs, assembles, manufactures, installs and operates modular standardized and semi-standardized water and wastewater equipment and systems designed to treat water for municipal and industrial uses. A local technical assistance network is available at all times for the upkeep, maintenance and after-sale service of these installations.

Veolia Eau treats groundwater, surface water, brackish or seawater, wastewater and refined sludge. Thanks to the combination of physical, chemical or biological treatments, Veolia Eau develops a complete range of specific solutions for the purification of water or the reduction or elimination of impurities in effluents. Veolia Eau’s recycle/re-use systems provide customers with the ability to circulate part or all of their treated water back into plant processes, thereby reducing their water usage, operating costs and environmental damage.

Through Sade, Veolia Eau also designs, builds, renovates and recovers urban and industrial drinking water and wastewater networks and conducts related work in France and around the world. Sade’s services cover each stage of the water cycle, from its collection to its release, and its public and industrial customers benefit from Sade’s experience in this domain.

Description of Activities in 2006

Veolia Eau’s revenues increased by 10.4% in 2006 compared to 2005 (cf. chapter 9, “Examination of Financial Condition and Results”), thanks to a high level of contract renewal in France, sustained organic growth outside of France, in particular in Asia and strong growth in the engineering and construction business in France and internationally.

In France, Veolia Eau provides approximately 24.1 million inhabitants with drinking water supply and 16.2 million with wastewater services. Contracts renewed in 2006 represent expected total cumulative revenues of more than €955 million. Among the contracts renewed, the more important are the drinking water and wastewater contracts agreed for a duration of 18 years with the city of Narbonne, which has implemented measures regarding sustainable development for the Community (Agenda 21), and also the drinking water contracts with the city of Saint Omer and the wastewater contracts with Menton. Veolia Eau continues its development efforts in order to further increase its service offering to reach new clients in areas such as: the management of wastewater treatment plants, the management and maintenance of rainwater networks, the maintenance of non-collective wastewater installations, the wholesale sale of water, and the monitoring of swimming water.

In the rest of Europe, growth was especially strong, in particular in the Czech Republic, where Veolia Eau began providing water distribution and wastewater management services to the cities of Prostejov (25-year contract) and Slany (15-year contract); in Slovakia, where Veolia Eau signed two 30-year contracts with the municipality of Banska Bystrica on the one hand and Poprad on the other, for drinking water production and distribution, management of customer relations, and wastewater collection and treatment. In Denmark, Veolia Eau signed an eight-year contract for the management of wastewater installations for the city of Alleröd. In 2006 Veolia Eau began operating water services in the capital of Armenia, Erevan. Moreover, in 2006 Veolia Eau signed partnership agreements, including with the Russian companies Evraziysky and Eurasian Water Partnership for the development of water and wastewater projects in Russia. In Bucharest, Romania, Veolia Eau began operating a new water treatment plant for drinkable water in Crivina.

In the United States, Veolia Eau, following a call for tenders, signed a contract for the design, construction and management of a wastewater treatment plant in Rockland County (State of New York). At the same time, Veolia Eau signed a contract in 2006 extending its agreement in Vancouver (Washington) for 5 years, for the management of a used water treatment plant. At the end of 2005, Veolia Eau actively participated in the repair of wastewater treatment plants in New Orleans following the damage caused by Hurricane Katrina. In July 2006, the city of Atlanta terminated its 10-year contract, signed in 2002, for the management of a sediment and discharge treatment plant for the city, following differing interpretations of each party’s contractual obligations (see Chapter 20, paragraph 20.4 infra).

In the Middle East, Veolia Eau signed several important contracts in 2006 in the Gulf states, in particular with the Emirates of Ajman for the management of wastewater services for the city of Ajman for 27 years, including the construction of a water purification plant and access for inhabitants. A five-year performance contract was signed, with an extension option of three years, with the public company Oman Wastewater Services Company, operating all wastewater services for the capital, Muscat (see also paragraph 12.2 infra).

In Asia, Veolia Eau pursued its development with several major new contracts. In the municipal domain, Veolia Eau signed contracts to manage water services for the cities of Luizhou in China (the second largest city in the Guangxi province); a contract to manage two used water treatment plants in Japan, situated in the Saitama district (close to Tokyo) and in Hiroshima. In Australia, a contract was signed to be consultant to the State of Queensland to recycle water produced by treatment installations in the region of Brisbane in an effort to combat drought, and another contract was signed for the design, construction and management of a desalination by reverse osmosis unit designed to sustain, in particular, the Gold Coast. In the industrial sector in China, Veolia Eau signed an important partnership agreement with a subsidiary of Sinopec, the leading Chinese refining group, for the operating of collection, treatment and recycling of industrial waste water from the Yanshan site. In South Korea, Veolia Eau signed two 15-year contracts for the operation of industrial water treatment works with the group Kumho. In Singapore, Veolia Eau signed a six-year contract for the construction and operation with Showa Denko, a subsidiary of the Japanese group Showa, of an industrial water treatment unit. In Australia, Veolia Eau signed a contract for the modernization of the water treatment plants for Bayswater, one of the most important electrical centers in Australia, which belongs to the leader in local electricity production, Macquarie Generation.

In 2006, Veolia Water Solutions & Technologies recorded significant growth, due to the consolidation for one full year of a portion of the British group Weir’s activities linked to water desalination (mainly the company Westgarth based in Scotland), which were purchased in the second quarter of 2005. There were also some important commercial successes during 2006. In France, Veolia Eau signed a contract to repair and enlarge a drinking water treatment plant from Lucien Grand to Saint Hippolyte and signed a contract with the city of Angers Loire-Métropole for the design and construction of a new water treatment plant for the city of Angers. In the Middle East, the technical solutions business, excluding design-construction, benefited from very favorable developments, with the supply contract for a new thermal desalination plant in Al Hidd in Bahrain and a contract for the design and construction of a discharge treatment plant for the complex Pearl GTL of Shell Qatar, in partnership with Saïpem. Activity relating to technology solutions (aside from conception-construction) also performed well.

Finally, Veolia Eau recorded solid earnings in 2006 due to the good performance of existing contracts across all geographical areas and in all business segments. This success was also due to the continued pursuit of measures to enhance productivity (sharing of best practices, better use of information technology, etc.) and to the progress generated by the implementation of new technology during past years.

Principal Contracts 2006

The following table shows the principal contracts signed or renewed in 2006 with either public authorities or industrial or commercial companies.8

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
France
Public Authorities
City of Narbonne and its suburbs	August	Renewal	18 years	170 million	Management of water and waste water services.
City of Angers Loire Métropole and its suburbs	June	New	5 years	21 million	Design and construction of a new plant for the clean-up of Angers’ wastewater.
The metropolitan area of Saint Omer	July	Renewal	12 years	26 million	Operation of drinking water services.
Europe (outside France)
Public Authorities
City of Prostejov (The Czech Republic)	January	New	25 years	139 million	Production and distribution of water, collection and treatment of wastewater, management of customer relations.
Banska Bystrica (Slovakia)	May	New	30 years	1.4 million	Production and distribution of water, collection and treatment of wastewater, management of customer relations.
Poprad (Slovakia)	May	New	30 years	566 million	Production and distribution of water, collection and treatment of wastewater, management of customer relations.

[8]
Revenues expected under foreign contracts won during 2006 have been converted into euros at the rate of exchange prevailing on December 31, 2006 and represent the portion due to Veolia Eau under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
Limerick (Ireland)	December	New	20 years	71 million	Repair, enlargement, and operation of a wastewater treatment plant.
Asia
Public Authorities
City of Luizhou (China)	September	New	30 years	330 million	Management of water services.
Victoria (Australia)	May	New	15 years	43 million	Construction and operation of a wastewater treatment unit in North Ballarat.
Asia
Companies
Sinopec (China)	January	New	25 years	249 million	Operation of collection, treatment, and recycling units for industrial wastewater from the Yanshan site.
Showa Denko (Singapore)	April	New	6 years	53 million	Operation of ultra pure water production unit
North America
Public Authorities
Rockland County (State of New York)	May	New	7 years	34 million	Design, construction and operation of a wastewater treatment plant.
Middle East
Public Authorities
Al Hidd (Bahrain)	April	New	1 year	255 million	Construction of a seawater desalination plant.
Ajman (United Arab Units)	March	New	27 years	151 million	Management of purification services.

Acquisitions and Divestitures in 2006

On April 10, 2006, Veolia Eau sold its interest in the English company Southern Water to Southern Water Capital Limited, the current major shareholder of Southern Water. In December 2006, Veolia Eau signed an agreement to sell its interest in the company Bonifacio Water Corporation, which, since 1998, has managed the construction and the operations of the drinking water facilities for a residential and business center in Fort Bonaifacio (Phillipines). This sale was finalized on January 2, 2007.

The sale of the company Berliner Wasser International (BWI) was not realized in 2006 as had been projected, as a result of the conditions precedent in the agreement signed at the end of 2005 not having been fulfilled.

Veolia Eau created, acquired or integrated 68 companies during 2006, and liquidated or sold 23 companies. As of December 31, 2006, Veolia Eau’s group (excluding Proactiva) included 636 companies, compared to 591 in 2005. The principal changes included the purchase or creation of new companies with contracts which were effective as of the beginning of 2006.

6.1.4.2	Environmnental Services

Veolia Environnement, through its waste management subsidiary Veolia Propreté, is the second largest operator in the world (in terms of revenue) in the area of waste collection, recycling and treatment. Veolia Propreté is the only company that handles waste in all its forms and at all stages of activity. For example, Veolia Propreté manages liquid and solid waste and non-hazardous and hazardous waste (with the exception of nuclear waste) from collection to energy recovery, on behalf of both public authority and industrial clients.

At the end of September 2006, Veolia Propreté once again reinforced its position by acquiring Cleanaway Holdings Limited (Cleanaway UK) from the Brambles group for €744.7 million. With annual revenues estimated at €684 million, Cleanaway UK is a principal operator in the United Kingdom of municipal and industrial waste collection and management services.

With approximately 89,500 employees around the world,9  Veolia Propreté operates in 36 countries. Veolia Propreté has partnered with more than 552,000 industrial and commercial clients10  and serves nearly 53.4 million inhabitants on behalf of public authorities.

During 2006, Veolia Propreté collected nearly 34.9 million tons of waste and treated nearly 58 million tons of waste (of which 54.4 million tons were non-hazardous household and industrial waste and 3.6 million tons were hazardous waste). As of December 31, 2006, Veolia Propreté managed approximately 698 waste treatment units.

The duration of Veolia Propreté’s waste management contracts usually depends upon the nature of the services provided, applicable local regulations and the level of capital expenditure required under the contract. Collection contracts usually last from 1 to 5 years, while treatment contracts can range from 1 year (for services provided on sites belonging to Veolia Propreté) to 30 years (for services involving the financing, construction, installation and operation of new infrastructure).

[9]	As of December 31, 2006, including Proactiva’s 6,107 employees who are active in waste management activities.
[10]
The commercial figures provided in this section (in terms of number of clients, number of inhabitants served, tons of waste collected, etc.) do not take into account Proactiva’s activities, unless otherwise indicated, but do take into account Cleanaway for the fourth quarter of 2006.

The following table shows the consolidated revenue and operating income of Veolia Environnement’s waste management operations in each of the last two fiscal years, after elimination of all inter-company transactions.

(in millions of euro)*	2006	2005 as adjusted***	Change 2006/2005

Revenue**	7,462.9	6,748.7	10.6%
Operating income	648.3	543.6	19.3%

*	Includes Veolia Environnement’s share in the results of the waste management activities of Proactiva, Veolia Environnement’s joint venture with FCC.

**	Revenue from ordinary activities under IFRS.

***	Accounts as of December 31, 2005 were adjusted for the application of IFRIC12 standards for the treatment of concessions, so as to ensure the comparability of the fiscal years.

Overview of Environmental Services

Veolia Propreté furnishes waste management and logistical services, which include waste collection, waste treatment, cleaning of public spaces, offices and factories, maintenance of production equipment, treatment of polluted soil, and management of waste discharge at industrial sites.

In addition, Veolia Propreté conducts basic or more complex waste treatment operations in order to reduce pollution and transform waste for the following uses:

•  Veolia Propreté sorts and treats waste in order to create new primary materials, otherwise referred to as recycling or material recovery;

•  Veolia Propreté transforms organic material into compost to be returned to the soil, otherwise referred to as composting or agronomic recovery;

•  Veolia Propreté returns waste to the natural environment in the least damaging way possible, through landfilling or incineration;

•  Veolia Propreté produces electricity or heat through landfilled or incinerated waste, otherwise referred to as waste-to-energy recovery.

The services referred to above fall into one of three large categories of activity conducted by Veolia Propreté: waste management services and logistics for local authorities and industrial companies, sorting and recycling of materials and waste recovery and treatment through composting, incineration and landfilling.

Environmental Services and Logistics for Local Authorities and Industrial Companies

Maintenance of Public Spaces and Urban Cleaning

Veolia Propreté provides urban cleaning services in a large number of cities throughout the world, including London (U.K.), Paris (France), Alexandria (Egypt), Rabat (Morocco), Singapore and Chennai (India). Veolia Propreté’s services include mechanized street cleaning and treatment of building facades.

Cleaning and Maintenance of Industrial Sites

Veolia Propreté provides cleaning services to its industrial and commercial clients’ installations, including cleaning of offices and maintenance of production lines. In the commercial sector, Veolia Environnement provides these services in train stations, subway networks, airports, museums and commercial centers.

In the industrial sector, cleaning services extend to food-processing plants, heavy industry and high-tech sites, where Veolia Propreté offers specialized cleaning services (high pressure or extreme high pressure cleaning). Veolia Propreté also offers cryogenic cleaning, and reservoir cleaning at refineries and petro-chemical sites in particular. Finally, Veolia Propreté has developed emergency services to treat site contamination upon the occurrence of an accident or other incident.

Liquid Waste Management

Through its subsidiary SARP, Veolia Propreté provides liquid waste management services that consist primarily of pumping and transporting sewer network liquids and oil residues to treatment centers. Veolia Propreté can also provide services following accidents and other incidents involving liquid waste.

Veolia Propreté has developed liquid waste management procedures that emphasize environmental protection, such as the on-site collection, recycling and reuse of water during the provision of its liquid waste management services. Used chemicals, which are hazardous to the environment, are collected before treatment and transferred to one of Veolia Propreté’s subsidiaries that is specialized in the management of hazardous waste.

Treatment of Polluted Soil

Land redevelopment and the expansion of residential or commercial areas may occur in areas where the soil has been polluted through prior use. Veolia Propreté has specific techniques for treating each site, which include treating polluted soil and rehabilitating temporarily inactive industrial areas, cleaning up accidental spills and restoring active industrial sites to be in compliance with applicable environmental regulations.

Collection

In 2006, Veolia Propreté collected approximately 34.9 million tons of waste on behalf of individuals, local authorities and commercial and industrial sites. More than 53.4 million people around the world benefited from Veolia Propreté’s waste collection services.

Veolia Propreté collects household waste through door-to-door pickup or through pickup at designated drop-off sites, and collects commercial and non-hazardous industrial waste. It maintains the cleanliness of green spaces and carries away “green” waste, such as dead leaves and grasses.

Veolia Propreté also collects hazardous waste on behalf of its commercial and industrial clients, including hospital waste, laboratory waste and oil residue (ships, gas stations and drilling platforms). In 2006, Veolia Propreté collected approximately 1.85 million tons of hazardous waste.

Veolia Propreté offers related services to its commercial and industrial clients, such as preliminary studies of future waste collection needs and waste tracking after collection.

Transfer and Grouping of Waste

When waste is of the same type, it is transported either to transfer stations in order to be carried in large capacity trucks, or to grouping centers where it is separated by type and then sorted before being sent to an adapted treatment center. Hazardous waste is usually transported to specialized physico-chemical treatment centers, recycling units, special industrial waste incineration units or landfills designed to receive inert hazardous waste.

Sorting and Recycling of Materials

Veolia Propreté treats waste with a view towards reintroducing such waste into the industrial production cycle. Veolia Propreté’s recycling activities generally involve the selective collection of paper, cardboard, glass, plastic, wood and metal that customers either separate into different containers or mingle with other recyclable materials. As the use of separate containers has become more widespread, selective collection services have become well developed.

Veolia Propreté received approximately 7.4 million tons of solid waste at its 243 sorting and recycling units in 2006, of which 4.6 million tons were recovered, including 2.2 million tons of paper. Veolia Propreté also provides decomposition services for complex waste products at specialized treatment centers, such as electric and electronic products and fluorescent lamps. Veolia Propreté works in partnership with upstream industrial customers and with Veolia Environnement’s CREED research center in order to develop new recycling activities. Veolia Propreté sells or distributes recycled material to intermediaries or directly to industrial and commercial clients.

Veolia Propreté designs and develops recycling systems that enable its industrial and commercial customers to optimize their production chains by reusing certain waste by-products generated in the manufacturing process, thereby reducing waste management costs.

Waste Recovery and Treatment through Composting, Incineration and Landfilling

In 2006, Veolia Propreté treated nearly 58 million tons of waste in its sorting and recycling centers, composting units, hazardous waste treatment centers, incineration units and landfills.

Composting and Recovery of Organic Material from Fermentable Waste

Veolia Propreté and Veolia Eau work together to recover sludge from wastewater treatment plants. In 2006, Veolia Propreté recovered almost 2 million tons of waste at its 102 composting units. 224,000 tons of urban and industrial sludge were reintegrated by Veolia Propreté into the agricultural cycle through manure spreading.

Veolia Propreté’s “Biodiv” service includes an adapted container offer for the frequent collection and nearby composting treatment of organic waste produced by industrial companies, while guaranteeing the complete traceability of waste from its collection to its recovery in the form of high quality compost.

Waste-to-Energy and Incineration

Veolia Propreté treats approximately 10.3 million tons of non-hazardous solid waste (consisting mainly of urban waste) per year at its 72 waste-to-energy recovery and incineration plants. Energy is generated from the heat created by incinerating waste at these plants. Veolia Propreté uses this energy to supply district thermal networks or for sales to electricity providers. Waste-to-energy recovery is often the favored treatment solution in areas of high population density where there is insufficient space to construct landfills.

Landfilling and Energy Recovery from Waste

In 2006, Veolia Propreté treated approximately 34.4 million tons of non-hazardous waste in 146 landfills. Veolia Propreté has developed the expertise to treat waste through methods that reduce emissions of liquid and gas pollutants. Veolia Propreté currently has 142 landfills that accept or have accepted biodegradable waste and that are equipped to retrieve and treat biogas emissions from the anaerobic fermentation of waste, of which 64 landfills have recovery systems to transform biogas emissions into alternative energies.

Treatment of Hazardous Waste

In 2006, Veolia Propreté treated 3.6 million tons of hazardous waste, of which 1,006,000 tons were incinerated in 22 incineration units for specialized industrial waste, 679,000 tons were landfilled in 13 class 1 landfills and 1.55 million tons were treated in 57 units by physico-chemical or stabilization methods. The remaining 361,000 tons were treated in 32 specialized recycling centers.

The principal methods used for treating industrial hazardous waste are incineration (for organic liquid waste, salt-water and sludge), solvent recycling, waste stabilization followed by treatment in specially-designed landfills, and physico-chemical treatment of inorganic liquid waste.

Through its specialized subsidiaries SARP Industries and VES Technical Solutions (in the United States), and thanks to its acquisition at the end of 2005 of the hazardous waste management activities of the Shanks group in the United Kingdom, as well as the reinforcement of its position in Europe and Asia with recent interest acquisitions and the repurchase of business in Switzerland, India and Singapore, Veolia Propreté has a worldwide network of experts enabling it to become one of today’s world leaders in treating, recycling and recovering hazardous waste.

Description of Activities in 2006

In 2006, Veolia Propreté’s revenues increased by 10.6% compared to 2005. French revenues increased by 4.1% (of which 3.7% was internal) as a result of the increased power of new incineration plants and the growth in quantity of solid waste collected and treated. Internationally, excluding Proactiva, organic growth was 10.8%. It was particularly marked in the United States in all business sectors, with a growth rate of 13.2%. In the United Kingdom, total growth was 34.2% (of which 6.9% was internal). This growth resulted from the acquisition of Cleanway UK and from the general development of business in a robust market. In Asia, the initiation of the Foshan (storage) and Guangzou-Likeng (incineration) contracts largely contributed to the 14% growth in business. Veolia Propreté did not lose any major contracts in 2006. Among the significant developments during the year were the following:

•  In France, Veolia Propreté continued to develop its treatment capacities. In January, with the SNPE (Société Nationale des Poudres et Explosifs), Veolia Propreté created the company Pyrotechnis, which is specialized in demilitarization and cleaning of floors polluted by pyrotechnic substances, as well as the destruction of expired pyrotechnic substances. Veolia Propreté was chosen for the construction of a biodiesel production unit in Limay (78). This project is part of a program put in place by the French government for the development of biofuels, designed to promote renewable energy and counter the greenhouse effect. The plant will be able to produce 60,000 tons of biodiesel per year. Furthermore, Veolia Propreté has taken over management of the incineration plant in Antibes for a 20 year term, launched its new waste treatment industry in the Marne (Auréade), opened a new industrial waste sorting center in Villeneuve Tolosanne (Haute Garonne) and put into service the first mechanized D3E (Déchets d’Equipments Electriques et Electroniques) dismantlement and sorting unit in France on its Gonesse site (95), thus reinforcing its new generation sorting center installations.

•  In the United Kingdom, Veolia Propreté, while managing the acquisition and integration of Cleanaway UK, has won or renewed several contracts and initiated, at the end of June, a 26-year PFI (“Private Finance Initiative”) contract for the integrated management of household waste in the County of Nottinghamshire (estimated total cumulative revenue of €1.2 billion).

•  In Europe, Veolia Propreté continued to reinforce its commercial positions and its treatment capabilities in all countries, particularly Norway, Germany, Belgium, Switzerland, Italy, Denmark, Poland and Romania.

•  In North America, Veolia Propreté won or renewed large municipal contracts and reinforced its position in industrial services, winning, in particular, several contracts for the maintenance and industrial underwater cleaning of oilrigs in the Gulf of Mexico.

•  In Australia, Veolia Propreté continued its growth in industrial services and managed the development of the waste storage center at Woodlawn. Furthermore, Veolia was chosen to undertake the planning and implementation of the management and recycling of all waste for the Commonwealth Games 2006, which began in March in Melbourne.

•  In Asia, Veolia Propreté strengthened its position in the treatment and recovery of ordinary and hazardous waste in several countries.

•  In Brazil and in Egypt, Veolia Propreté won two “MDP” (Mécanisme de Développement Propre) projects, representing a total of 4.4 million equivalent tons of CO2, in terms of credit generated. Veolia Propreté thus participates in worldwide efforts to limit greenhouse gases and combats global warming.

Principal Contracts

The following table shows the principal contracts signed or renewed in 2006 with either public authorities or industrial or commercial companies.11

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
France
Public Authorities
Romainville (Syctom Paris area)	June	Renewal	2 years	35 million	Operation of waste sorting and transfer centers and of the waste collection center of Romainville.
Syctom (Paris area)	April	New	8 years and 5 months	20 million	Transport, processing and marketing of clinkers.
Bil Ta Garbi Union (Bayonne)	February (initiation)	New	5 years	24-36 million	Transfer, transport and treatment of household and hospital waste.
Europe (outside France)
Public Authorities
London Borough of Brent (United Kingdom)	November	Renewal	7 years	150 million	Collection and recycling of municipal waste, urban cleaning.
Hastings Borough Council (United Kingdom)	May	Renewal	7 years	27 million	Collection of municipal waste and urban cleaning.
Municipality of New Esbjerg (Denmark)	July	New	5 years	14 million	Collection of municipal waste.
North America
Public Authorities
New York City	January	Renewal	3 years	51 million	Transfer stations.
Port Orange	August	Renewal	5 years	26 million	Collection and treatment of household and commercial waste, and urban cleaning.
Companies
ExxonMobil	October	Renewal	5 year	15 million	Hazardous waste.

11  Revenues expected under foreign contracts won during 2006 have been converted into euros at the rate of exchange prevailing on December 31, 2006 and represent the portion due to Veolia Propreté under such contracts. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Public Authority or Company and Location thereof	Month of Signature of Contract	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
Asia
Companies
Public Authorities
Tomago Aluminium (Australia)	July	New	5 years	39 million	Industrial services and global management of waste.
General Motors Holden (Australia)	February	Renewal	3 years	18 million	Industrial services.

Acquisitions and Divestitures in 2006

On September 28, 2006, Veolia Propreté finalized the acquisition of Cleanaway Holdings Limited (Cleanaway UK) from the Australian group Brambles, significantly reinforcing its position in the waste management sector in the United Kingdom (for industrial markets, as well as local municipality markets). In addition, on June 30, 2006, Veolia Propreté acquired Biffa Belgique, number 4 in the Belgian waste market. Other acquisitions, of a less significant size, occurred at the end of 2006. They will contribute to the growth of Veolia Propreté’s treatment and recovery capacities in various European countries.

Taking into account all foundings, acquisitions and integrations of companies (a total of 58) and liquidations, sales, and mergers (a total of 42), the scope of consolidation of Veolia Propreté (excluding Proactiva) included 625 companies at December 31, 2006, compared to 609 in 2005. The acquisitions of Cleanaway and Biffa Belgique accounted for the principal changes in scope of consolidation.

6.1.4.3	Energy Services

Veolia Énergie Services conducts its activities through Dalkia, the leading European provider of energy services to companies and municipalities. Dalkia provides services relating to heating and cooling networks, thermal and multi-technical systems, industrial utilities, installation and maintenance of production equipment, integrated facilities management and street lighting. It seeks to profit from opportunities presented by the development of energy and greenhouse gas markets. Dalkia becomes a partner to its clients, helping them to optimize their energy purchases and improve the energy efficiency of their installations (both in terms of cost and atmospheric emissions).

With approximately 48,800 employees around the world (as of December 31, 2006), Dalkia has a permanent presence in 35 countries, located principally in France and the rest of Europe.

The following table shows the consolidated revenue and operating income of Veolia Environnement’s energy services operations in each of the last two fiscal years, after elimination of all inter-company transactions.

(in millions of euro)	2006	2005 as adjusted**	Change 2006/2005

Revenue*	6,118.4	5,463.6	12.0%
Operating income	377.7	315.3	19.8%

*	Revenue from ordinary activities under IFRS.

**	Accounts as of December 31, 2005 were adjusted for the application of IFRIC12 standards for the treatment of concessions, so as to ensure the comparability of the fiscal years.

Overview of Energy Services

Dalkia’s activity focuses on optimal energy management. Dalkia has progressively established a range of activities linked to energy management, including heating and cooling systems, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integrated facilities management and electrical services on public streets and roads.

Dalkia provides energy management services to public and private clients with whom it has formed long-term partnerships. Dalkia’s contracts to operate urban heating systems are typically long-term, lasting up to 25 or 30 years, while its contracts to operate thermal and multi-technical installations for public or private clients may last up to 16 years. Contracts to provide industrial utilities services generally have shorter terms (6 to 7 years on average), while contracts in the facilities management sector generally last 3 to 5 years.

When possible, Dalkia offers its clients solutions utilizing renewable or alternative energy sources such as geothermal energy, biomass (organic material), heat recovered from household waste incineration, “process” heat (heat produced by industrial processes) and thermal energy produced by co-generation projects. A combination of energy sources may also be selected so as to take advantage of the complementarity of each source. For instance, in 2006, Dalkia put into service a biomass plant in the Lithuanian capital. This allows Vilniaus Energija to reduce its dependence on fossil fuels and favors local development. Vilniaus Energija’s boiler is the largest biomass installation ever built by Dalkia.

Heating and Cooling Networks

Dalkia is one of Europe’s leading operators of large “district” heating and cooling networks. Dalkia currently manages 682 district heating and cooling networks in the world, particularly in France, the United Kingdom, Italy, Germany, Eastern and Central Europe and the Baltic states. Dalkia does not ordinarily own the networks it operates. Rather, in most cases, public authorities own the networks and delegate to Dalkia the responsibility of managing, maintaining and repairing them. The networks operated by Dalkia provide heating, sanitary hot water and air conditioning to a wide variety of public and private facilities, including schools, health centers, office buildings and residences.

Thermal and Multi-Technical Services

Thermal services consist of operating heating, sanitary hot water and air conditioning systems to provide comfortable living and working environments, as well as improving the operation of existing systems to optimize their efficiency. Dalkia provides public, industrial and commercial customers with integrated energy services, which include installation design, construction and improvement, energy supply, installation management and maintenance. Dalkia provides customers with a large range of technical services and manages approximately 110,000 energy installations throughout the world.

Industrial Utilities, Installation and Maintenance of Production Equipment

Dalkia has become a leading provider of industrial utilities services in France and the United Kingdom. It has thereby developed expertise regarding the analysis of industrial processes, the enhancement of productivity and the operation, maintenance and servicing of equipment.

Integrated Facilities Management

Facilities management contracts integrate a range of services, from thermal, electrical and mechanical equipment maintenance to logistics, into one global service. As a result, the client can meet its need for different services through one company. Dalkia provides facilities management services for its industrial or commercial customers (such as business premises, corporate offices or health establishment sites…).

Street Lighting Services

Citélum, a subsidiary of Dalkia, has acquired a worldwide reputation for the management of urban street lighting, the regulation of urban traffic and the lighting of monuments and other structures. Citélum operates and maintains the lighting for a number of cities in France and abroad and provides artistic lighting services for important architectural works and sites. 2006 saw the opening of an establishment in Chile and the signing of a contract in Asia with Ho Chi Minh City. Citélum also renewed and won several contracts in France (with the city of Paris, for example) in Spain with the city of Almeria and in Latin America (Brazil, Mexico and Chile).

Services to Individuals

Dalkia provides residential services to individuals through Proxiserve, a joint subsidiary of Dalkia and Veolia Water, including maintenance of heating, air conditioning and plumbing systems and meter-reading services.

Description of Activities in 2006

Veolia Énergie Services’ (Dalkia) revenues increased by 12% in 2006 compared to 2005, due to the combination of solid growth, rising energy prices, and a renewal of interest in the heating industry in France (Cergy-Pointoise, Sarcelles), as well as international developments.

In 2006, Dalkia won several contracts:

•  On November 21, 2006, Dalkia and OPAC inaugurated Cellia in Paris, the first fuel cell for public housing. From 2007, Cellia will contribute to providing heat and clean warm water to 283 OPAC housing units in Paris. With this project, Dalkia and OPAC in Paris will contribute to the research of eco-friendly solutions. The application of this innovative technology in the public housing sector is a first in Europe regarding its strength and technology (180 kW thermic and 230 kW electric).

•  Furthermore, on January 1, 2006, Dalkia began the operation of a contract for a hospital center in Valenciennes, signed at the end of December 2005. This 15-year contract, which represents estimated cumulative revenues of €30 million, covers a large scope of services, including the management of heating, ventilation, air conditioning, and sanitary warm water production, and steam production and electrical and technical maintenance.

•  Dalkia first entered the Bulgarian market in August 2006, by acquiring 55% of the capital of KES, a Bulgarian energy saving company. Moreover, Dalkia won the call for tenders at the end of last year for the privatization of “Toploficacia Varna,” a company that produces and distributes heat to the city of Varna in Bulgaria.

•  In Israel, Dalkia won a contract for the operation of a co-generation plant of 82 Mwe in Ashkelon. This plant will supply electricity and thermal energy to the Ashkelon seawater desalination plant operated by Veolia Water on the Israeli coast. This 23-year contract represents for Dalkia consolidated revenues of €3.6 million per year. The co-generation plant will be linked to the seawater desalination plant and operational as of the second quarter of 2007.

•  In China (Chongqing), Dalkia signed a contract, in May 2006, under which it will ensure the financing, construction and operation, as of November 2006, of the trigeneration plant that will provide air conditioning and heat for the Jiahe Yumao property program in Chongqing. The plant will serve a shopping center of 75,000 m² and a hotel of 35,000 m². The program includes six apartment buildings, a hotel, shopping center, office block and a tramway station, on a land plot of 65,000 m². This 20-year contract represents consolidated revenues of approximately €1 million per year.

•  In Canada, Dalkia, signed a partnership agreement with Gaz Metro for the creation of a corporate joint venture (joint venture with CDH Solutions s.e.c.) to develop a heating business network in Canada and to operate a heating and cooling distribution network in Montreal to serve 1.5 million m² in the center of Montreal (office blocks, shopping centers, hotels, train stations…).

In 2006, Dalkia renewed approximately 86% of its contracts due to expire during the fiscal year, including the maintenance contract for electricity pylons, antennae and other relays for the SFR network. Among those not renewed were contracts with Smurfit in Vernon, resulting from the closure of the site, and with Unibiens in Saint-Quentin-en-Yvelines and the Centre National d’Art et de la Culture in Paris following their restructuring. In 2006, Dalkia lost contracts representing approximately 2% of its consolidated revenues.

Principal Contracts in 2006

The following table shows the principal contracts signed or renewed in 2006 with either public authorities or industrial or commercial companies12 .

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
France
Public/Local Authorities
Cergy-Pontoise and its suburbs	November	New	16 years	268.7 million	Management of public urban heating services.
Saint-Joseph Hospital (Paris)	November	New	7 years	74.6 million	All technical and hotel services, regarding the unifying project for the hospitals of St Joseph, St Michel and Notre Dame du Bon Secours.
Manufacturers
SPM (Berre)	March	New	11 years	41.1 million	Industrial utility supply contract with SPM, a subsidiary of the group Shell.
Atomic Energy Commission (Saclay)	March	New	15 years	48 million	Multi-technical services: renovation and construction for the sites thermic installations
ST Microelectronics (Grenoble)	September	New	2 years (renewable)	8.4 million
Management of industrial utilities (warm water, steam, air conditioning, compressed air, demineralized water), the running and maintenance of electrical, heating, cooling equipment industrial equipment.

Rest of World (outside France)
Public/Local Authorities

12  Revenues expected under foreign contracts have been converted into euros at the rate of exchange prevailing on December 31, 2006. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
PaikInjie University Hospital of Islan (South Korea)	May	New	3 years	5.8 million	Energy management of the installations.
Cona and Careggi Hospital (Italy)	November [13] and May	New	30 and 17 years	211 million	PPP contract for the construction and management of the Cona Hospital in Ferrara and the Careggi Hospital in Florence
Industrial and Tertiary
TM Retail (United Kingdom)	March	New	5 years	34.5 million	Multi-technical contract with the news agency TM Retail at 1,304 sites
Vodafone (United Kingdom)	April	New	5 years	43.5 million	Multi-technical contract on the global management of 78 Vodafone buildings, including its headquarters and several call centers
Petrom (Romania)	August	New	2 years	12 million	Contract with Petrobrazi (Petrom Group - OMV) for the supply of steam to one of the largest refineries in the Balkan region
Malteries Peroni Saplo (Italy)	August	New	9 years	30.8 million
The installation and operation by Siram of four co-generation plants (a total of 9 WMe), with a guarantee of availability and performance, for a consortium of 22 manufacturers in the Lazio and Latina regions.

Acquisitions and Divestitures in 2006

In 2006, Dalkia made a number of acquisitions in Italy with the aim of developing its private and industrial utilities management client base. In Latin America, the Group purchased the EDF services business in Argentina and 30% of the capital of Dalkia Brasil, which was held by Ticket Servicios, a subsidiary of Accor in Brazil.

At the end of 2006, the Group bought TDU in Australia, a company specialized in the distribution, installation, servicing and maintenance of heating systems, ventilation and air conditioning, with both private and public clients. TDU employs nearly 500 people and had consolidated revenues of €84 million in 2006.

13 Official awarding of contract in May 2006

In total, over the course of 2006, Dalkia created or purchased 45 companies, and sold, liquidated or merged 16 companies. As a result, at December 31, 2006, Dalkia held 417 consolidated companies including 206 foreign companies.

6.1.4.4	Transportation

Veolia Environnement, through its transportation division, Veolia Transport, is one of the world’s leading private operators of public ground transportation. Veolia Transport operates road and rail passenger transportation networks under contract with national, regional and local transit authorities. Veolia Transport has been managing and operating urban, regional and interregional road and rail networks and maritime transport for more than a century, having won its first tramway concessions at the end of the 19th century.

Veolia Transport estimates that the portion of the worldwide transportation market presently open to competition stands at €70 billion, and that the portion not yet open to competition (thereby offering development potential) stands at €390 billion. The opening of transportation markets that has occurred over the past several years has been particularly pronounced in Europe, but has occurred on other continents as well.

Moreover, the worldwide trend of population movement towards urban areas increases the need for collective transportation services, thereby strengthening the market potential of areas that Veolia Transport seeks to service.

At the end of 2006, Veolia Transport had approximately 81,900 employees around the world. It has a presence in 30 countries, and conducts its activity mainly in Europe, North America and Australia. While continuing to strengthen its position in France, Veolia Transport benefits from a strong presence outside of France as well, where it earns approximately 60.5% of its revenues. In 2006, Veolia Transport pursued development in North America and Europe.

Veolia Transport estimates that it provided transportation to approximately 2.5 billion travelers in 2006, and that it managed contracts with approximately 5,000 public authorities.

The following table shows the consolidated revenue and operating income of Veolia Environnement’s transportation operations in each of the last two fiscal years, after elimination of all inter-company transactions.

(in millions of euro)	2006	2005 as adjusted**	Change 2006/2005

Revenue*	4,951.5	4,223.9	17.2%
Operating income	13.6	116.8	-88.3%

*	Revenue from ordinary activities under IFRS.

**
Accounts as of December 31, 2005 were adjusted so as to ensure the comparability of the fiscal years in accordance with IFRIC12 standards for the treatment of concessions. Revenues and operating income of Veolia Transport in Denmark were accounted for in 2006 under IFRS5 as discontinued operations.

Overview of Transportation

Veolia Transport primarily operates road and rail passenger transportation networks under contracts won through auction with various public authorities. The public authorities with which Veolia Transport contracts generally own the heavy infrastructure Veolia Transport uses and typically establish schedules, routes and fare structures for the networks that Veolia Transport operates and manages. Veolia Transport primarily conducts its business through outsourced management under conditions and structures that differ from one country to another due to varying legal and regulatory requirements. Each contract between a public authority and Veolia Transport determines the relationships between the two parties, including payment to Veolia Transport and the risks to be borne by each party, and typically lasts for a set period. Because the fares Veolia Transport charges passengers on its transportation networks are usually insufficient to cover its costs, the public authority typically provides Veolia Transport with a payment or other compensation for services rendered. Moreover, in the case of certain contracts, Veolia Transport is paid a flat fee for its transportation services; consequently, it does not bear the risks associated with lower receipts or decreased passenger use (such contracts being referred to as “Public Market” contracts in France). Veolia Transport’s management contracts generally last from 2 to 12 years, except for those that take the form of “operating concessions”, which last approximately 30 years on average.

Veolia Transport’s activities can be broken down into four principal categories: (i) city transportation (urban, urban beltway and other supplementary transportation services), (ii) intercity and regional transportation, (iii) transportation management (passenger information services, clearinghouses, central telephone operator) and (iv) industrial markets.

City Transportation

Veolia Transport operates a number of bus networks, suburban trains, tramways and metros and provides customized transportation services as well. Veolia Transport is either partially or fully responsible for designing, planning and operating services, managing personnel, inspecting vehicles and stations it uses in its networks (including obtaining various permits), conducting marketing efforts and managing customer service.

In many urban areas, Veolia Transport provides interconnected bus, tramway, metro and train transportation services through a ticketing system coordinated by the principal transportation provider or transportation authority for a region. Veolia Transport also offers special integrated transportation services within networks managed by several different operators in an urban area, including, particularly, the suburbs of Paris, Bordeaux, Stockholm, Sydney and Düsseldorf.

Veolia Transport operates ferry services to complement its bus services in various urban areas. It does so in Toulon (France) and Göteborg (Sweden), for example.

Urban and Urban Beltway Transportation

In France, Veolia Transport operates the tramways, bus networks and light rail networks in Rouen, Saint-Etienne, Nancy and Bordeaux. Veolia Transport is also the operator of the bus networks in Nice, Toulon (where tramway infrastructure is currently being installed as well) and approximately 40 other French cities. Veolia Transport has a strong presence in the Ile-de-France region, where it operates numerous bus lines. It is the main private operator in the region, operating the networks of Melun, Rambouillet, Argenteuil, St. Germain-en-Laye and Seine-Saint-Denis.

In Europe, Veolia Transport operates tramways and light rail networks in Görlitz and Berlin (Germany), Dublin (Ireland), Trondheim (Norway) and Norrköping and Stockholm (Sweden). Veolia Transport also operates the Stockholm metro, as well as bus lines in Scandinavia, the Netherlands, Switzerland, Czech Republic and numerous cities in Poland.

Veolia Transport operates transportation services in several cities in Spain and Portugal through FCC Connex Corporación SL, which is jointly owned by Veolia Transport and CGT (a subsidiary of FCC). Through this entity, Veolia Transport operates the Barcelona tramway and the urban transport network for the city of Pampelune. It is also a 10% shareholder of the company awarded the concession for the direct operation of the tramway in Parla (in the suburbs of Madrid).

In the United States, Veolia Transport provides bus transportation services principally in California, Arizona, Nevada (Las Vegas), Colorado, Texas, Maryland and Virginia. Veolia Transport and its partners in the Massachusetts Bay Commuter Railroad Company (the Bombardier group and a local partner, ACI) manage suburban trains in the Boston area. Veolia Transport also manages suburban trains in Los Angeles (Metrolink).

In Canada, Veolia Transport provides transportation services in the south suburbs of Montreal, as well as bus services in York (Ontario).

In Australia, Veolia Transport operates the entire suburban rail network of Melbourne as well as the monorail and light rail network of Sydney. It also operates bus services in Perth, Brisbane and Sydney. In New Zealand, Veolia Transport operates trains in the suburbs of Auckland.

In the rest of the world, Veolia Transport operates through partnership with other operators a high-frequency right-of-way bus system (BRT: Bus Rapid Transit) in Bogota (Colombia), a network of bus lines in Santiago in Chile and bus lines in Israel and Lebanon. In Jerusalem, Israel, Veolia Transport is also part of the consortium that has been awarded the concession for the operation of a future tramway.

Supplementary Services

Veolia Transport offers innovative transportation services in certain cities that supplement traditional transportation networks. For example, in France, Veolia Transport offers Créabus, an on-demand minibus service that is tracked by a Global Positioning System, or GPS, which operates in Dieppe, Montluçon, Vierzon, Bourges, Bordeaux, Ile-de-France and Fairfax (United States). Veolia Transport also manages all of the on-demand transportation services in the Nord Brabant region of the Netherlands.

Veolia Transport manages taxi services in the Netherlands and the United States, in particular in Baltimore and Denver. It provides transport for persons with reduced mobility in Bordeaux and other regions of France, in Canada and in the United States (“paratransit”), in particular California, Arizona, Nevada, Texas, Maryland and South Carolina.

Intercity and Regional Transportation

Veolia Transport provides regional transportation services through the operation of road and rail networks. As with urban transportation services, Veolia Transport is responsible for designing, planning, operating, maintaining and providing security on the vehicles and stations it uses in its regional networks, as well as for ticket sales and customer service.

In France, Veolia Transport has a strong presence in the intercity and student transportation markets, involving more than 60 French departments across the country. Veolia Transport also operates a number of regional rail networks, covering approximately 850 kilometers, through contracts with regional public authorities or sub-contracts with the Société Nationale des Chemins de Fer (SNCF), the French national railroad company, particularly in the regions of Brittany, Provence, the Alps and the French Riviera.

In Europe, Veolia Transport has a strong presence in Germany, Denmark, the United Kingdom, Norway, Sweden, Finland, Slovenia, Slovakia, Belgium, Spain, the Czech Republic, the Netherlands and, since the end of 2006, Serbia and Croatia. Through its subsidiary, Eurolines, Veolia Transport provides transport by motorcoach on regular international routes serving 1,470 cities throughout Europe.

Veolia Transport continues to develop ferry transport service in areas such as Finnmark and Norrland (Norway) and Zeeland province (Netherlands), as well as through its 28% shareholding in the Société Nationale Maritime Corse Méditerranée (SNCM), which manages passenger and freight maritime transportation services between Marseille, Nice, Corsica and North Africa. Veolia Transport is a shareholder of SNCM alongside Butler Capital Partners (38%) and the French State (25%).

Transportation Management

Growth in Veolia Transport’s business depends on increased use of public transportation networks, which in turn is closely related to the quality of service provided by these networks. To increase passenger usage of its networks, Veolia Transport’s efforts focus on adequately matching service offerings with demand for these services, and developing local information services relating to transportation systems for travelers.

Accordingly, Veolia Transport has developed the “Optio” system, a service that provides anyone who wants to use public transport in a region (regardless of the operator) with the information that they need. The service involves use of a central telephone operator, internet site, wireless text messages, such as SMS, and wireless internet access, such as WAP. The “Optio” system currently operates in the department of Oise in France.

In addition, Veolia Transport has developed “Connector Plus”, a real-time information system installed in the rail network of Melbourne (Australia), which notifies users of service interruptions or delays through wireless text messages on their mobile phones. Veolia Transport has also installed the “Connector Plus” system in Stockholm.

Veolia Transport has also recently created several internet sites that allow users to find their itineraries on local transportation systems in France and Australia.

Industrial Markets

Beyond the personnel transport services provided by numerous subsidiaries in France and the rest of Europe, Veolia Transport is present in two areas of industrial activity which represent nearly 4% of its revenues: rail transport (freight transport and management of industrial rail junctions with related logistics) and airport services. Veolia Transport has created a dedicated subsidiary, Connex Industries (which became Veolia Cargo at the end of February 2006), for the purpose of grouping its European activities in these areas, as well as specialized national subsidiaries in France, Germany and the Netherlands.

Rail Transport

This sector is carried out in Europe through Veolia Cargo, supported by specialized, national subsidiaries in France, Germany and the Netherlands.

In the area of freight transport, Veolia Transport operates a number of regional and international freight trains in France and offers rail transport services for long distance freight in Germany. 2006 was marked by the initiation of Veolia Cargo’s business in the Netherlands and the reinforcement of its position in Germany as the number one private competitive operator of the DeutscheBahn.

In the area of industrial rail junctions and related logistics, Veolia Cargo, through its subsidiaries in France and Germany, manages junctions for large industrial customers (in particular in the steel and refining industries) with factories that are linked to a national rail network.

Airport Services

This activity covers a range of services to airlines (freight transport at Charles de Gaulle airport, baggage handling, maintenance of vehicles, etc.). It is conducted by VE Airport, 60% of the share capital of which is owned by Veolia Transport. Veolia Transport also manages transport services within airports for airline passengers.

Veolia Transport intends to develop its industrial market activities by relying on Veolia Environnement’s existing client network.

Description of Activities in 2006

Veolia Transport’s revenues increased by 17.2% in 2006 compared to 2005, due to strong growth in the areas of urban and intercity transport abroad resulting from recent developments in Europe and particularly in the United Kingdom (acquisition of Dunn-Line PLC), marking the return of Veolia Transport in the country, and in the United States (acquisition of SuperShuttle International in October 2006).

Despite the loss of a contract involving the operation of part of a network of bus lines in Stockholm, Veolia Transport renewed or won a large number of medium-sized contracts in 2006 in France, including relating to the towns of Valence, Menton, Roanne and Arcachon and their suburbs, Europe and the United States. The following were some of the highlights of 2006:

•  In France, in the Languedoc Roussillon region, Veolia Transport won a contract for the operation of the public areas at the airport in Nîmes. The five-year contract was signed on December 19, 2006 and will be effective as from January 2007. It is expected to create annual revenues on the order of €5 million. This project represents a new air transportation infrastructure management business for the Group, with the overall operation of a site accommodating 250,000 travelers per year.

Veolia Transport also signed its first contract relating to the internal French rail market with the O-I group, a world leader in bottle manufacturing, which went into effect in July 2006. Its cumulative revenues are estimated at €13.5 million over 5 years. Thus, Veolia Transport is the first private operator to take advantage of the opening of the French domestic market, effective since March 31, 2006.

•  In the Netherlands, Veolia Transport won the call for tender issued by the Limbourg province for the operation of the integrated public transportation network of the south, north and center of the region (train, bus, and taxi). The ten-year contract, signed in December 2006, will mobilize 1,025 employees, 242 buses and 26 trains. Its cumulative revenues should amount to €1.1 billion.

•  In Germany, Veolia Transport won a contract for rail transport service for travelers in the town of Augsburg in the Munich region in Bavaria. The eleven-year contract was signed in October 2006, and provides for the operation of three rail lines mobilizing 80 employees. Its cumulative revenues are estimated at €286.4 million.

•  In the United States, Veolia Transport Inc. signed a five-year contract in June 2006, for the operation of an urban bus network in San Diego, California. This contract, which will take effect in January 2007, will mobilize about 620 employees and 380 buses. Its cumulative revenues should amount to €167.2 million.

•  In India, following an international call for tenders for the construction for the first subway line in Mumbai, a contract was awarded in June 2006 to the “Mumbai Metro One” consortium, consisting of the Indian company Reliance (69%), Mumbai Metropolitan Regional Development Authority (MMRDA) (26%) and Veolia Transport (5%). The line should be operational as of 2010. The operation and maintenance of the line will be undertaken. by a subsidiary subcontracted by the consortium, 70% of which will be held by Veolia Transport. The 35-year operating contract, represents estimated cumulative revenues of €53 million for Veolia Transport.

In 2006, Veolia Transport also pursued its growth in Eastern and South-Eastern Europe (Croatia and Serbia).

Principal Contracts

The following table shows the principal contracts signed or renewed in 2006 with either public authorities or industrial or commercial companies.14

Public Authority or Company and Location thereof	Month of Signature of Contract or of Renewal	New Contract or Renewal	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
France
Marseille	July	New	8 years	145 million	Operation of tramway network for Marseille.
Valence	May	New	6 years	76 million	Operation of urban bus network for the metropolitan area of Valence.
Europe (outside France)
Germany	August	New	10 years	170 million	Urban public transportation network for Pforzheim in the Bade-Wurtemberg Land.
Germany	October	New	11 years	286.4 million	Rail services in the Bavière (Augsburg) Land.
Netherlands	December	New	10 years	1.1 billion	Operation of integrated public transportation network in the province of Limbourg.
North America
Orange County	February	New	3 years	73.1 million	Operation of a public transportation network (bus and paratransit).
San Diego (U.S.)	September	New / partial Renewal	5 years	167.2 million	Operation of an urban and beltway urban public transportation bus network.
Mesa	March	New	6 years	122.9 million	Urban and customized transportation in Phoenix, Arizona.

Acquisitions and Divestitures in 2006

In July 2006, Veolia Transport and CMA-CGM partnered to develop new rail transportation between principal ports and economic regions in Europe. This alliance emerged, with European competition authorities’ agreement, from the creation of two distinct, operational companies in December 2006: a combined transportation operator, “Rail Link Europe,” in charge of organizing and marketing sea freight container transport (held 49% by Veolia Cargo, and 51% by Rail Link), and a rail company, “Veolia Cargo Link” (held 51% by Veolia Cargo, and 49% by Rail Link), uniting industrial means and providing rail transportation of these containers. In December 2006, the first line was opened between France and Germany.

In May 2006, at the end of the process of privatization of the Société Nationale Maritime Corse Méditerranée (SNCM), Veolia Transport acquired 28% of the company’s share capital and currently retains management of operations. SNCM’s principal business is the operation of a service concession to provide ferry service to Corsica from the port of Marseille. It holds ten vessels, and its contribution to the revenues of Veolia Transport was approximately €200 million in 2006.

14 Revenues of contracts have been converted into euros at the rate of exchange prevailing on December 31, 2006 and represent the portion due to Veolia Propreté under such contracts. Accordingly, these amounts may differ from the amounts announced in the Group’s press releases.

In May 2006, the European Bank for the Reconstruction and Development (EBRD) obtained a 35% shareholding in Veolia Transport Central Europe Gmbh, combining Veolia Transport’s business in Central and Eastern Europe. This alliance is expected to enable Veolia Transport to accelerate its growth in these new markets and to establish a strong presence in countries where the EBRD can offer its expertise and experience.

In January 2006, in the United States, Veolia Transport’s North American subsidiary acquired Shuttleport, specialized in the servicing of airports, city-centers and car-rental lots. The company comprises 761 employees and its revenues in 2006 were €45.4 million. In addition, in October, Veolia Transport acquired SuperShuttle, one of the world leaders in customized airport transportation in the United States. Equipped with 1,200 vehicles, SuperShuttle provides service to 23 airports in 17 US cities. The company has 765 employees and transports about 6 million passengers each year. Its revenues in 2006 were €56.9 million.

In total, over the course of 2006, Veolia Transport created or purchased 85 companies, merged 20 companies, sold 1 company and liquidated 8. At December 31, 2006, Veolia Transport held 520 consolidated companies (compared to 455 in 2005).

6.1.4.5	Development of synergies: Multiservice contracts to benefit industrial and commercial clients

Outsourcing and Multiservices Market

Veolia Environnement believes that its position in the environmental services market for industrial and commercial customers has allowed it to take advantage of the synergies that exist among its four divisions. The growth in this market, estimated to be greater than 10% per year, was initially driven by the development of outsourcing, as industrial companies sought to outsource certain peripheral activities to external service providers.

This outsourcing trend covers all of Veolia Environnement’s businesses, including energy services, water services, waste management services, on-site management of rail junctions and rail freight transport.

Veolia Environnement offers a “multiservices” alternative to its customers, which involves the provision of services by several of its divisions under a single contract.

This allows Veolia Environnement to better respond to the expectations of certain customers who wish to outsource a range of services to a single service provider. This relationship also allows for greater technical synergies, economies of scale and commercial complementarity.

Veolia Environnement’s largest multiservices contract, signed in 2003 with PSA Peugeot Citroën, provides a good illustration of the synergies that are possible. The subsidiary created to service this contract, Société d’Environnement et de Services de l’Est, manages all environmental services at Peugeot’s sites in eastern France, involving more than twenty different activities. By delegating such a broad range of activities to Veolia Environnement, PSA Peugeot Citroën is able to ensure the regulatory compliance of its sites, while realizing significant savings. These savings largely result from an overhaul of the previous organization and work plan, the implementation of skill training programs, the reassumed management of activities that were previously subcontracted, and the implementation of a new energy policy. In 2005, the economic and operational success of this partnership led the PSA group to entrust in 2005 to Veolia Environnement the same perimeter of services for its new facility in Travna (Slovakia).

Veolia Environnement’s Organization for the Provision of Multiservices

To develop this multiservices activity, Veolia Environnement has established a specific organization, VE Industries (“VEI”), to coordinate its various activities. While VEI plays a coordinating role, each of Veolia Environnement’s divisions remains responsible for the ultimate performance of services falling within its expertise.

VEI prepares Veolia Environnement’s bids for multiservice contracts, with a project manager from VEI appointed for each multiservices contract. Commercial projects and bids are prepared in coordination with Veolia Environnement’s divisions, and are then submitted to a commitments committee before their submission to clients.

Later, contract performance may be entrusted to a dedicated, special purpose company formed by the divisions involved in the project, particularly when Veolia Environnement decides to utilize the personnel of one of its industrial clients.

Multiservices Business Activity

The Group’s activities within the multiservices market are principally organized around 11 major contracts, which together generate revenues of more than €440 million annually and are expected to generate total revenue over the life of such contracts estimated at over €1.9 billion. The average length of these contracts is seven years.

The multiservices market has a strong international dimension, in particular with respect to the Group’s industrial clients, such as Arcelor in Brazil and PSA Peugeot Citroën in Trnava (Slovakia), which have sought to construct new plants outside of France.

In 2006, the most significant multiservice contract was signed in France with Renault and involves the management of general and environmental services of all of the automobile construction sites in the Paris region (Boulogne-Billancourt, Guyancourt and Reuil-Malmaison). For this five-year contract, Veolia Environnement will draw upon the expertise of its Energy, Environmental Services and Transportation divisions to provide a wide range of services for 1 million m² of real estate on which Renault employs more than 20,000 people. This contract aims to reduce expenditures by 20%. The range of services includes the management of electrical, heating and air conditioning technical equipment, management and disposal of waste, management of open spaces and developed sites, logistics and transportation (management of all employee vehicles and their garages, management of the stock supply, transport of mail, etc.) as well as commercial services (the reception of visitors). This is the most significant contract signed to date by Veolia Environnement concerning commercial sites. It represents consolidated revenues of €600 million.

In 2006, Veolia Environnement was awarded the management of all the energy production and services for Socata, a subsidiary of the group EADS, at its Tarbes site. This contract incorporates the expertise of several of Veolia’s businesses. The range of services includes the production of gas, electricity and water for all of the buildings, as well as for the industrial processes, including Lipofit2, a “clean” fuel. Also included are all services concerning the technical maintenance of the plant and of the buildings, environmental services for the site and services for users including mail, caretaking, and reception. This is a three-year contract extendable to five years and representing estimated annual revenues of €3.4 million. Work on this contract began in January 2007.

Veolia Environnement continues to operate contracts previously entered into with Arcelor (in Montataire-France and in Brazil), Novartis (in Basel-Switzerland), Futuroscope (in Poitiers-France), Visteon (in Germany), Corus Packaging (in the United Kingdom), PSA Peugeot Citroën (in Mulhouse, Sochaux, Vesoul, Belfort and in Trnava in Slovakia), and Schenectady (in Béthune, France).

Multiservices Contracts Signed in 200615

Company	Location	Month of Signature of Contract	Duration of Contract	Estimated Total Cumulative Revenue (in euros)	Services to be Provided
Renault	Guyancourt Rueil-Malmaison Boulogne-Billancourt (France)	December	5 years	600 million
General and environmental services for 1 million m² of real estate: management of electrical heating and air conditioning installations, management and disposal of waste, management of open spaces and developed sites, management of all vehicles and garages, management of stock supply and the transport of mail.

6.2	Market overview

6.2.1	The market for environmental management services

The market for environmental management services has emerged only recently, including water treatment and distribution, wastewater treatment and collection, waste treatment and management, energy services (excluding the production, trading and sale of electricity, other than production through co-generation) and transportation. Traditionally, these services were, and often remain, considered as independent services outsourced to individual providers. Public authorities and industrial and commercial companies, moreover, typically met many of their own environmental needs without looking to private firms that specialize in these areas. This situation has changed fundamentally in recent years. Recent awareness regarding environmental demands and the necessity of a global approach to the management of activities having an environmental impact, as well as the updating of solutions allowing interaction and optimization between these services, has prompted a demand for integrated environmental management services. This phenomenon was emphasized by the continued global expansion of industrial and commercial companies that generated a need for environmental management services providers with a global reach.

[15]
Revenues expected under foreign contracts won during 2006 have been converted into euros at the rate of exchange prevailing on December 31, 2006. Accordingly, these amounts may differ from the amounts announced in earlier press releases.

Veolia Environnement believes that demand for integrated, customized packages of environmental management services is likely to grow around the world for the following reasons:

•
In a world that combines accelerated urbanization with demographic growth, major investments in environmental projects and services as well as effective management are needed to meet increasingly stringent environmental standards, provide growing urban populations with adequate environmental services and replace existing environmental infrastructure. In addition, there is also an increase in public demand for high-quality and reliable environmental products and services.

•	Governments throughout the world face budgetary constraints and often lack the technical and operational skills of private sector firms to address environmental issues efficiently.

As a result, public authorities are increasingly turning to the private sector to address their environmental needs.

•
Public and private entities are increasingly attempting to simplify the administration of their complex operations by outsourcing a wide variety of responsibilities to a single partner. This tendency creates a business opportunity for companies capable of offering a broad range of environmental management services in an integrated fashion.

•
Large private firms and public authorities increasingly recognize that a “one size fits all” approach will not meet their unique and changing needs. As a result, demand for customized environmental management services has grown.

•
The increasingly multinational profile of many large industrial and commercial firms encourages them to outsource non-core activities to companies with similar geographic reach in order to simplify administration and ensure they receive consistent service at each of their facilities.

Veolia Environnement thinks that each of these trends, taken individually, creates significant opportunities for companies with its expertise, and, taken as a whole, they allow Veolia Environnement, in particular, to provide innovative and integrated environmental management services in markets around the world.

6.2.2	Clients

Veolia Environnement provides environmental management services to a wide range of public authorities, industrial and commercial customers and individuals around the world.

Public Authorities

Demand by public authorities (often small localities that are increasingly joining forces together) has been influenced and strengthened by trends relating to the search for quality, efficiency, innovation and reduced costs, as well as a heightened sensitivity to environmental issues, including the management of water resources, air pollution, mass transportation policies and energy consumption. These trends, combined with a movement towards greater urbanization, are increasing the need for essential environmental services.

As a result, Veolia Environnement believes that its historical business model—most often taking the form of “delegated management contracts” in France and of “concessions” in most places outside of France—is more relevant than ever. Depending on the country, the actual contract may take several legal forms, but remains characterized by a public authority delegating to privatte operators the exclusive right, with or without an investment obligation, to operate services or support facilities, or to manage an activity, for which the authority is responsible.The public authorities retain the role of defining, organizing and overseeing the services provided to inhabitants or other users. At the same time, the private operator charged with the provision of these services uses its expertise to deliver them more efficiently, resulting in a mutually beneficial relationship between the private operator and public authority. Public authorities can assume a larger or less prominent role in the management of public services, depending on their needs. Veolia Environnement believes that it can adapt to the different needs and expectations of public authorities around the world in order to assist them in responding to the need for heightened efficiency and productivity in the provision of public services in order to control costs, accessing more sophisticated technical skills in order to resolve complex environmental problems, and responding to the demand for prompt and professional service expressed by end users.

In France in particular, Veolia Environnement intends to take advantage of a French ordonnance dated June 17, 2004 allowing for the creation of a new form of partnership contract. The ordonnance allows public authorities to entrust private operators (who may be associated with financial organizations) with the entire responsibility for building and/or financing an installation and operating the services related thereto, in exchange for compensation that is paid by the public authority as a function of performance.

This model of delegated management or concession is widely used for the provision of collective services, but is not the only one. Public authorities may decide that they should not be directly involved in the provision of certain public services. In these instances, they are often not the owner of facilities or networks, and do not enter into contracts with a preferred private operator; instead, they leave the provision of the public service to market forces. They may nonetheless occasionally verify the abilities of private operators by issuing operating licenses and regulating service conditions and prices. This situation rarely arises with respect to water services, but is more common in the fields of energy services, waste management and transportation. Public authorities may also hold an ownership interest in the private operator in these instances; Veolia Environnement may seek to acquire a stake as well.

Services Sold Directly to Individuals

The Company also offers services directly to individuals through its specialized subsidiaries. These services include assistance and maintenance relating to water (including meter-reading), heating and gas services.

Industrial or Commercial Companies

Veolia Environnement offers its industrial and commercial clients a large range of services, which generally aim to achieve the following two main goals in relation to the environment:

•
furnishing clients with the services necessary for their industrial processes (steam, industrial heating and cooling, processed water, demineralized water, compressed air, etc.) and optimizing their consumption thereof,

•
reducing the impact of their industrial processes on the environment, which may include treating effluents, recycling and recovering waste, and maintaining durable and efficient waste elimination channels.

Veolia Environnement often partners with such clients over the long term, and offers innovative solutions adapted to the needs of each industrial site.

Veolia Environnement believes that the further development of its industrial client base will be a significant area of growth. In particular, multiservice contracts entered into with industrial clients have assumed an increasingly important role and are expected to continue to do so (cf. §6.1.4.5 supra).

6.2.3	Competition

Most markets for environmental services are very competitive and are characterized by increasing technological challenges arising from regulatory changes, as well as the presence of experienced competitors.

Competition in each of the markets Veolia Environnement serves occurs primarily on the basis of the quality of the products and services provided, reliability, customer service, financial strength, technology, price, reputation and experience in providing services. Additional considerations include the ability to adapt to changing legal and regulatory environments, as well as the ability to manage employees accustomed to working for governmental authorities or non-outsourced divisions of industrial or commercial enterprises. In each of the markets in which Veolia Environnement operates, its competitive strengths are its high level of technological and technical expertise, its financial position, its geographical reach and its experience in providing environmental management services, managing privatized and outsourced employees and meeting regulatory requirements.

With regard to the provision of environmental services to industry in particular, Veolia Environnement’s main competitor is Suez, which provides a range of services including energy, water and waste management. Certain actors in the industrial sector are also trying to enlarge the scope of their business to include the provision of environmental services. In particular, the subsidiaries of certain energy producers (such as Cofatech, a subsidiary of GDF, as well as subsidiaries of RWE) have been active in doing so. Companies specialized in electronic installation, such as Cegelec, have also expanded their environmental services offering. In the area of facilities management, companies such as Johnson Controls seek to provide multi-service offers to their commercial clients. Cleaning companies, such as ISS, look to expand their offerings and to provide solutions outside of the cleaning business. Finally, among new competitors, GE announced its intention of developing its business in the water sector. However, the majority of competitors do not cover the same spectrum of technical expertise regarding environmental services as Veolia Environnement. Therefore, in a certain number of cases, the competitors of Veolia Environnement are forced to set up ad-hoc arrangements to respond to clients’ demands.

Veolia Environnement expects that other enterprises that compete with it in individual sectors will, in the coming years, seek to expand their activities to become integrated environmental management services providers. This change has been prompted by clients’ desire to outsource a larger scope business.

A new form of competition has developed over the last few years with the growing role of financial groups such as infrastructure funds (Macquarie Bank…) or private equity funds. Although they are not global or strategic competitors, they are often present in privatization tenders and asset sales and can occasionally deprive the Group of growth opportunities.

It is important to note that Veolia Environnement’s major competitor is often the client itself. Clients systematically compare the benefits and advantages of outsourcing compared to maintaining the status quo.

With regard to the provision of environmental services to public authorities, there has been a tendency in France over the last few years to return the provision of such services to local government control, which has reduced the number of delegated management contracts available in the market. Nevertheless, this tendency has remained fairly limited. In Germany, Stadtwerke plays a strong role in the environmental services market (in the areas of water, waste management and energy services). In numerous countries in Eastern Europe, however, markets are slowly opening to competition, albeit partially. Finally, new actors from the public works and building sectors may begin to offer services in the market following completion of large and/or extensive investments, which in turn require the provision of services (e.g., construction of a hospital which then requires ongoing maintenance of technical services). These new actors may provide services within the context of a BOT or concession contract or, in France, as part of a “partnership contract” authorized by a new regulation of June 2004. The emergence of such new actors is a natural outgrowth of a market in which ownership of infrastructure constructed to support the provision of comprehensive environmental services often reverts back to the client at the end of a contract’s term. For the moment, however, these new actors have acted on a project-by-project basis, and do not seem to have a global strategy for establishing a true competitive presence in the market.

Water

The principal competitors of Veolia Eau in the water sector in 2006 were Suez (through its subsidiary Ondeo) and RWE. RWE entered into a process of reorganization to focus on its energy businesses, with the divestiture of Thames Water Holdings plc, the most significant water management company in Great Britain, to the consortium Kemble Water Limited, managed by Macquarie, and the announcement in March 2006 of the listing of RWE’s American subsidiary American Water. On the other hand, General Electric (through Ionics) and Siemens (through Siemens Water Technologies) have announced their international ambitions in the area of water treatment technology.

At both the national and regional level, Veolia Eau has a number of local competitors, particularly in the building and public works sectors. Examples of such competitors include Saur in France, FCC (which is pursuing further development internationally) and Agbar in Spain. In the United States, competitors include American Water and United Water (a subsidiary of Suez). In Asia, various conglomerates (Marubeni, Mitsui, Kerry Utilities, Beijing Capital, Cheung Kong Infrastructure) have attempted to form partnerships in order to conduct water activities. Further, Veolia Eau faces competition locally from public establishments and local mixed public-private companies such as Acea and Amga in Italy, Gelsenwasser in Germany, Canal Isabel II in Spain, or governmental control in Brisbane, Australia or régies départementales in France.

Environmnental Services

The principal competitors of Veolia Propreté in the environmental services sector are either solely regional, or they cover only one part of the sector in which Veolia Propreté operates.

In Europe, where Veolia Propreté conducts the majority of its waste management activities, and in the Eastern European zone, its principal competitors are Suez, acting through its subsidiary SITA, Remondis, FCC and Biffa.

Veolia Propreté may expand further in North America as well, where its principal competitor is Waste Management, along with Allied Waste and Republic Services.

In Latin America, Veolia Propreté’s operations are concentrated in Brazil and Mexico, where it primarily competes with Suez and a variety of local companies.

In the Asia/Pacific region, Veolia Propreté’s main competitors are Suez as well as various local companies. The Australian group Brambles (operating under Cleanaway) has withdrawn from the waste management business.

Energy Services

The energy services market has many actors and Veolia Environnement, through its division Veolia Énergie Services (Dalkia), therefore faces very dispersed competition. Veolia Environnement believes that the only three companies with a strong international presence and a diversified and complete range of services in this market similar to its own presence and services are Suez (Elyo), RWE and Cofatech (Gaz de France).

Dalkia is also confronted with the active presence of local competitors such as EnBW, ENEL, Vattenfall, Fortum or ATEL.

In the commercial sector, competition takes many forms, and comes from specialized companies (in the areas of cleaning, restoration, etc.) seeking to expand their offering to include multi-technical services, and from technical maintenance companies focusing on electronic installation in particular.

In addition, the company faces growing competition from municipally- or publicly-run companies, principally in Central Europe, Germany, Austria and Italy.

Transportation

Through Veolia Transport, Veolia Environnement’s principal competitors in the transportation market are large private operators, primarily French or British, and public companies, controlled locally or nationally, operating public monopolies. Its principal private operator competitors at the international level are the British groups FirstGroup, National Express, Stagecoach, Arriva and Go Ahead, and French groups Kéolis (which counts the SNCF as an industrial partner and shareholder, though 53% of its share capital is held by Axa Private Equity and la Caisse de Dépot et Placement du Québec, following the transfer by 3i an investment fund, of its interest in the group) and Transdev (a subsidiary of the Caisse des Dépôts et Consignations, which has an alliance with the French metro operator, RATP). FirstGroup, which results from the purchase of Laidlaw, is the largest American transport operator. It has become the largest world group for public and private transportion. Among Veolia Transport’s largest public competitors are Deutsche Bahn (the national rail operator in Germany) and, in France, the RATP and SNCF.

In North America, the competitive market has evolved, particularly as a result of the partial withdrawal of the British groups National Express and Stagecoach, and the purchase of FirstGroup. In the area of rail transport, Amtrak’s persistent budget difficulties have further opened the market to delegated private management.

In Asia, companies with international objectives could become new competitors in the European and Asian markets. These companies include ComfortDelgro, the transport network operator in Singapore, 40% of the reserves of which result from international business, especially in China and the United Kingdom, and MTRC, the subway operator in Hong Kong, which is present at several calls for tenders for rail franchises in Asia and Europe.

6.2.4	Contracts

Veolia Environnement provides a range of services either directly to the customer making the request—for example, in connection with an outsourcing agreement Veolia Environnement has with a public authority or industrial or commercial company—or indirectly on behalf of such customer for the benefit of a third party—for example, in connection with the delegated public service management of a drinking water production and distribution service or management of an urban heating and cooling network. The services Veolia Environnement provides are often vast and multi-functional, requiring adequate employee infrastructure and specialized resources. They may also require management of works or infrastructure that are technically complex—an example would be a wastewater treatment network and purification plant or an industrial co-generation facility. These works or infrastructure may either be provided by the client, or financed and constructed by Veolia Environnement itself.

Veolia Environnement’s services to the public provided on behalf of public authorities include water distribution, wastewater treatment, collection and treatment of household waste, public transport, production and distribution of heating and cooling through urban networks and energy services. In numerous countries, the provision of such services, often referred to as general economic interest or public services, is considered to be the responsibility of the local public authority. Accordingly, the public authority is charged not only with implementing regulations or controls over the provision of public services, but must also implicate itself more directly in their management, through one of the following means:

•  the public authority can decide to directly manage and provide public services on its own (“direct” or “internal” management);

•  the public authority can decide to provide the service itself, but to use private operators as subcontractors to manage the service on its behalf, or to provide limited services ;

•  the public authority may prefer to confer on a third party the entire responsibility for providing the public services, in which case the third party, depending on the specifications of the contract, would be responsible for providing the human resources, materials and finances necessary to provide the services. The public authority may also request that the third party finance and construct any required infrastructure under the contract. Third parties to whom the public authority resorts may be either private operators, mixed public-private companies or other public entities.

Based on the different ways in which public authorities choose to manage the provision of public services, Veolia Environnement has developed various types of contracts to respond to their specific requirements. The contracts Veolia Environnement employs generally fall into one of three categories, depending on whether Veolia Environnement is entrusted with total responsibility for provision of a public service and whether Veolia Environnement has a financial and commercial relationship with end users:

•  The public authority chooses to directly manage and provide public services on its own (direct management), but has only limited means and therefore calls upon a private operator to provide certain limited services or works. It pays the operator a set price under contract;

•  The public authority may prefer a more expansive contract involving construction and management of services, which may include financing of required infrastructure. These are known as public market contracts under municipal law, also referred to as Build, Operate, Transfer contracts, or since 2004 in France as “partnership contracts”, or

•  The public authority entrusts a company with the responsibility for the full provision of a public service, with the company assuming all or part of the operational risks. Generally, the provision of the service is then financed by the end user of the service. The contractor is thus responsible for the business, on an operational and financial level, but must do so in accordance with the terms set by the public authority in respect of expected performances and prices charged to end users. This is the logic of “delegated management” or “concession” in a global sense (also known as a Public Private Partnership - PPP), which means that the entity assumes the “risks and perils” or “risks and advantages” to the extent its compensation is linked to the operating results.

In certain countries, public authorities may also choose to be as little involved as possible in the provision of public services to inhabitants, choosing instead only to regulate the activities of the private provider. This creates opportunities for Veolia Environnement as well, most often through acquisition of the private operator that is already serving a given region.

The historic traditions of the various countries in which Veolia Environnement operates tend to favor one of the above-mentioned general contract types over the other. In France, for example, where there is a long tradition of granting concessions, delegated public service management contracts are often the preferred choice.

Current practices in various countries have tended to converge, with public authorities resorting to one or the other contract types depending on the situation. All such contracts have, in most cases, the common feature of being long-term agreements.

Veolia Environnement also enters into outsourcing contracts for the management of complex services with its industrial and commercial clients, which are analogous to the contracts entered into with public authorities above.

Despite differences related to the nature of clients, the services contracted for and the nature of the legal systems in which Veolia Environnement operates, the expectations of Veolia Environnement’s clients have tended to converge towards a demand for transparency during the bid process and during contract performance, formation of a real partnership in search of ways to improve productivity and performance, and a desire for clear performance targets and variable compensation depending on achievement.

Veolia Environnement is also very attentive to contractual provisions, in particular when Veolia Environnement must finance the investments called for under a contract. Given the complexity of management agreements and their generally longer term, Veolia Environnement possesses skills regarding contract analysis and control. The legal departments of Veolia Environnement’s divisions are involved in the preparation of contracts, and controls are imposed on the implementation of Veolia Environnement’s main contracts. Each year, Veolia Environnement’s internal audit department includes a review of the contractual and financial stakes of Veolia Environnement’s most significant contracts in its annual program.

6.2.5	Intellectual property - Dependence of the Company

Veolia Environnement owns a significant number of patents and trademarks in France and other countries around the world that are of value to its business. However, Veolia Environnement believes that the diversity of its patents and trademarks does not make any of its activities dependent on any one of these patents or trademarks individually.

Moreover, Veolia Environnement believes that its activities are not materially dependent on any one license that it may own, nor on any one industrial, commercial or financing contract. Veolia Environnement also believes that it is not materially dependent upon any particular contract or customer.

6.2.6	Seasonality

Because of the diverse nature of Veolia Environnement’s operations and its worldwide presence, Veolia Environnement’s business is typically not subject to material seasonal variations. Veolia Environnement’s results are only slightly affected globally, with the exception of Veolia Énergie (Dalkia), which realizes the bulk of its operating results in the first and fourth quarters of the year, corresponding to periods in which heating is used in Europe. In the water sector, household water consumption and the related treatment services required tend to be more elevated between May and September in the northern hemisphere, where Veolia Eau conducts the majority of its activity. In transportation, SNCM’s activity is strongest in the summer season.

6.2.7	Raw materials

Energy prices have fluctuated widely in the past few years. After rising by over 45% in 2005, the reference Brent oil price increased by almost 20% in 2006. Even if prices have started to decrease since the start of the 2007 fiscal year, price fluctuations remain difficult to anticipate.

In 2006, the Group recorded a net charge of approximately €36 million related to the increase in energy prices (€6 million for Veolia Transport, €13 million for Dalkia, €11 million for Veolia Propreté and €6 million for Veolia Eau). Veolia Environnement was able to limit its additional charges to this amount since its contracts typically contain price adjustment and/or indexing provisions designed to compensate Veolia Environnement for increases in the cost of providing its services16 . These provisions therefore assist the Company in passing along a portion of any rise in energy or raw material prices to clients (subject to a possible time period in which the Company would have to await the impact of a price adjustment) (cf. §4.1 supra). In the transportation division, numerous contracts contain indexing clauses that take variations in fuel costs into account, which significantly reduces the impact of a rise or fall in fuel prices. In certain contracts, especially those involving the United States, Veolia Environnement is entitled to full compensation in the event of rising fuel prices. In the waste management division, collection services involving non-hazardous solid and liquid waste are the most sensitive to fluctuations in fuel prices. However, for clients that have contracts with Veolia Environnement, indexing clauses in those contracts generally allow the Company to pass along a good portion of its increase in such costs in the prices it charges to clients. For clients not bound by contract, increases in fuel costs are either fully or partially passed along to clients through an updating of tariffs or through commercial negotiation. In the energy services division, the situation with respect to combustible materials used for activities is similar to the description above. With respect to gas supplies in particular, the deregulation of the market has not altered Veolia Environnement’s use of indexing clauses in its contracts. Veolia Environnement has developed the skills necessary to manage and optimize its gas supplies within the new market environment.

[16]
Such provisions include indexing clauses that take into account the variation of certain parameters, review clauses in the case of a rise in certain parameters above a given level, hardship clauses (unforeseeable changes due to extraordinary circumstances) or re-equilibrium clauses.

6.3	Environmental regulation, policies and compliance

6.3.1	Environmental regulation

Veolia Environnement’s businesses are subject to extensive, evolving and increasingly stringent environmental regulations in developing countries as well as in the European Union and North America.

Water

Water and wastewater services activities are highly sensitive to governmental regulation. In Europe and North America, governments have enacted significant environmental laws at the national and local level in response to public concern over the environment. The quality of drinking water and the treatment of wastewater are increasingly subject to regulation in developing countries as well, both in urban and rural areas.

The quality of drinking water is strictly regulated at the European Union level by Directive 98/83/EC of November 3, 1998, relating to the quality of water destined for human consumption, which was transposed into EU member states and French law by a decree on December 20, 2001 (certain provisions of which have also been incorporated into the French public health code). This directive introduces, beyond quality control, the concept of evaluating risks on an ongoing basis. The collection, treatment and discharge of urban, industrial and commercial wastewater is governed by Directive 91/271 of May 21, 1991, the objectives of which were further reinforced and expanded by water Directive 2000/60/EC of October 23, 2000. Public authorities also impose strict regulations upon industrial and commercial wastewater that enters collection systems and the wastewater and sludge from urban wastewater treatment plants. Directive 2006/118/CE of December 12, 2006 concerning the quality of ground water provides for oversight and a limit regarding the amount of chemical substances in water by 2015.

France has numerous laws and regulations concerning water pollution, as well as numerous administrative agencies involved in the enforcement of those laws and regulations. Certain discharges, disposals, and other actions with a potentially negative impact on the quality of surface or underground water sources require authorization or notification. For instance, public authorities must be notified of any facility that pumps groundwater in amounts that exceed specified volumes and French law prohibits or restricts release of certain substances in water. Individuals and companies are subject to civil and criminal penalties under these laws and regulations. The law relating water and aquatic environments of December 30, 2006 addresses community demands for high quality water and significantly modifies the French legislation on water, also addressing community objectives concerning water quality until 2015.

In the United States, the primary federal laws affecting the provision of water and wastewater treatment services are the Water Pollution Control Act of 1972, the Safe Drinking Water Act of 1974 and related regulations promulgated by the Environmental Protection Agency (EPA). These laws and regulations establish standards for drinking water and liquid discharges. Each U.S. state has the right to establish criteria and standards stricter than those established by the EPA and a number of states have done so.

Environmental Services

In numerous countries, waste treatment facilities are subject to laws and regulations that require Veolia Environnement to obtain permits to operate most of its facilities from governmental authorities. The permitting process requires Veolia Environnement to complete environmental and health impact studies and risk assessments with respect to the relevant facility. Operators of landfills must provide specific financial guarantees (which typically take the form of bank guarantees) that cover in particular the monitoring and recovery of the site during, and up to 30 years after, its operation. In addition, landfills must comply with a number of standards, and incineration plants are usually subject to rules that limit the emission of pollutants. Waste may also be subject to various regulations depending upon the type of waste. For example, sludge produced at wastewater treatment stations that will be composted must comply with strict regulations relating to its content of organic materials and trace metals (heavy metals like cadmium, mercury or led). Further, the NFU 44-095 standard, established in 2002 and henceforth applicable in France, strictly regulates the composting of material that results from the treatment of wastewater.

In France, pursuant to the provisions of the Environment Code (articles L. 511-1 et seq.) relating to classified facilities for the protection of the environment, several decrees and ministerial and administrative orders establish rules applicable to landfills for household, industrial, commercial and hazardous waste. These orders govern, among other things, the design and the construction of waste treatment centers. Hazardous waste is subject to strict monitoring at all stages of the treatment process. Waste-to-energy centers are subject to numerous restrictions, including in particular limitations on the amount of pollutant emissions: for example, directive 2000/76/EC of December 4, 2000 on the incineration of waste fixes emission thresholds for dioxins and NOX in particular. In connection with the application of this directive in France, conformity studies were submitted to the government in June 2003, in order to determine the necessary corrective measures to be implemented by the end of 2005.

At the European Union level, the framework for waste management regulation is provided by directives that set overall regulatory goals of waste prevention, collection, recycling and reuse. European Union member states are required to prohibit the uncontrolled discarding, discharge and treatment of waste pursuant to these directives. Several existing European regulations seek to have member states define a national strategy that allows for the progressive reduction of dumping of biodegradable waste. The regulations are intended to promote recycling, composting and energy recovery of household waste. Further, the European Union has, through directive 2003/87/EC of October 13, 2003, implemented a quota system for the emission of greenhouse gases targeting carbon dioxide in particular. Veolia Environnement’s waste management business is excluded from the first and second phases (2005-2007 and 2008-2012).

The major statutes governing Veolia Environnement’s waste management activities in the United States include the Resource Conservation and Recovery Act of 1976, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (also known as “CERCLA” or “Superfund”), and the Clean Air Act, all of which are administered either by the EPA or state agencies to which the EPA delegates enforcement powers. Each state in which Veolia Environnement operates also has its own laws and regulations governing the generation, collection and treatment of waste, including, in most cases, the design, operation, maintenance, closure and post-closure maintenance of landfills and other hazardous and non-hazardous waste management facilities.

Energy Services

Veolia Environnement’s energy-related activities in Europe (primarily the supply of energy services involving thermal and independent energy) are subject to directives and regulations that seek to control environmental impact and risks. One such directive of October 23, 2001 establishes emission limits for sulfur dioxide, nitrogen oxides and dust and regulates the construction of large combustion plants. It requires the implementation of national emission ceilings for certain atmospheric pollutants such as sulfur dioxide, nitrogen oxide and volatile organic compounds.

European regulation 2037/2000/EC of June 29, 2000 sets a timetable for the elimination of substances that destroy the ozone layer, in particular refrigerating fluids such as chlorofluorocarbon and hydro chlorofluorocarbon that are used in cooling plants.

European directive 97/23/EC of May 29, 1997, aimed at harmonizing member state legislation in the area of pressure equipment, imposes various security requirements for the design and manufacturing of such equipment, and requires that it be inspected for proper use.

With respect to European directive 2003/87/EC of October 13, 2003 on greenhouse gases and carbon dioxide quotas, Dalkia’s combustion installations of more than 20 MW have been part of the national plans of EU member states for the allocation of quotas since February 2005.

Finally, with respect to its production of sanitary hot water, Dalkia is directly affected by European directive 98/83/EC of November 3, 1998, which addresses the quality of water destined for human consumption. 18 states, including France, believe that this directive applies to cold and to hot water and to all types of management systems for production and distribution.

All of the directives and regulations mentioned above have been subsequently implemented in each member state of the European Union. In France, this primarily means compliance with a July 19, 1976 law and its implementing decrees relating to the environmental protection of designated installations. Under this law, Dalkia must obtain various permits and authorizations from regulatory authorities in order to operate its facilities, and ensure that its operations comply strictly with the terms of such permits. For large combustion installations (output greater than 20 MW), new regulations were imposed in 2002 (for new installations) and in 2003 (for existing installations) with respect to emission limits, in application of European Union directive 2001/80/EC of October 23, 2001.

With regard to pressure equipment, directive 97/23/EC of May 29, 1997 (which applies to material constructed since 2002) has modified the regulatory regimes of member states in relation to procedure and inspection, and has helped to harmonize the operation of all installations that use such equipment. In France, a decree of March 15, 2000, as modified by a more recent decree of March 30, 2005, has transposed this directive into national law.

In relation to managing the risk of legionnella disease, the European Working Group for Legionella Infections (EWGLI) has, with the support and approval of the European Commission, published new European guidelines for the control and prevention of travel associated legionnella disease. In general, texts on the issue are issued in Europe and around the world by public health authorities and associations for the protection of travelers. Very often, these texts are presented in the form of recommendations for prevention, which take into account the physico-chemical and biological nature of water and prescribe corrective actions when certain indicators are present. Various professional associations have also issued their own guidelines for prevention.

In France, the health ministry has recommended, since 1997, that health professionals and managers of establishments implement best practices for the maintenance of sanitary hot water networks, air climate systems and other installations at risk. In December 2004, there were also newly issued guidelines for the design and operation of cooling facilities using vapor processes (cooling towers).

In Spain, decree 865/2003 of July 4, 2003 establishes criteria for the quality of water and the frequency of inspection procedures, as well as for when action must be taken once certain limits are exceeded. A Spanish association has issued a guide on the subject (100030IN). In the United Kingdom, an approved code of practice (ACOP L8) issued by the Health and Safety Executive is the authoritative text, which has also inspired similar procedures in Belgium, the Netherlands, Ireland and at EWGLI. In the United States, the Occupational Safety and Health Administration (OSHA) issues its own guidelines and action plans. The American Society of Heating, Refrigerating and Air-Conditioning Engineers (ASHRAE) and the Cooling Technology Institute (CTI) have issued guidelines as well. Italy and Portugal have partially adopted the ASHRAE guidelines relating to the protection of tourists.

Transportation

Veolia Environnement’s transportation service activities are subject to a number of national and European regulations and particularly European Union directives that limit emissions from petrol and diesel engines and require Veolia Environnement to obtain certain permits.

In the European Union, standards called “EURO” have been established for polluting emissions from thermal engines. All new vehicles currently constructed in the European Union are in compliance with “EURO 3” standards and Veolia Transport’s networks are renewing their fleets with “EURO 3” vehicles. In 2005, a “EURO 4” standard took effect with even stricter requirements for the reduction of polluting emissions.

Further, Veolia Transport has made a commitment, in connection with its environmental management system, to lower its total emissions globally and to prepare for the new standards by testing and experimenting with emission reduction systems which will eventually be sold, thereby reaffirming its role as expert and consultant to client collectivities.

Veolia Transport is subject to the environmental standards applicable to depots, garages and underground cisterns whose activities may present a danger or inconvenience to the environment. For this reason, the majority of sites in France are subject to the regulations governing classified facilities for the protection of the environment, more generally in the form of a simple notification.

Finally, in France, the law of February 11, 2005, concerning equal rights and opportunities, the involvement and citizenship of handicapped persons provides that all public transport must be accessible to handicapped persons within 10 years.

6.3.2	Environmental policies

Veolia Environnement strives to contribute to the enhancement of quality of life in places where it operates, and has placed the challenges of sustainable development at the heart of its strategy. To this end, Veolia Environnement does not focus only on the preservation of the environment and the protection of natural resources and biodiversity, but also assumes its economic and social responsibilities, particularly at a local level where Veolia Environnement is committed to stimulating progress. Further information concerning Veolia Environnement’s commitment to sustainable development is contained in its 2006 Sustainable Development Report.

Veolia Environnementss action regarding greenhouse gases

An increase in greenhouse gases in the atmosphere has led certain countries, as well as the international community, to implement regulatory measures in order to limit this trend. At the international level, the Kyoto Protocol, finalized in 1997, came into force in February 2005. At the European level, the European Union has decided to implement a quota exchange system for carbon gas emissions, through Directive 2003/87/EC of October 13, 2003. This system has been in place since the beginning of 2005.

The Group is already active in this field at the European Union level and internationally, as well as at the national level (see chapter 20, note 45 and note 1§1.24 to the consolidated financial statements).

•
At the European Union level, all large combustion installations with thermal output greater than 20 MW fall under the new quota exchange system. For the Group, this primarily affects its Energy Services division, which manages almost 250 such installations in Europe (i.e., more than 2% of total installations). Quotas awarded to Veolia Énergie (Dalkia) represent approximately 1% of all European quotas awarded. Veolia Énergie (Dalkia) has worked with customers to help keep carbon dioxide emissions within quota limits, and has established an organization dedicated to this endeavor. This has enabled the Group to be an early participant in the quota exchange market, and through its participation the Group has optimized the profitability of its contracts and in some cases assisted clients in financing new investments that help to reduce greenhouse gas emissions. Some of Veolia Eau’s sites in Germany have also been affected, following its securing of certain municipal contracts (Stadtwerke).

•
At the international level (Kyoto Protocol), the Group has begun trying to generate emission credits that would be tradable on the market, by participating in projects with other countries that help to reduce greenhouse gases. Veolia Propreté and Veolia Énergie (Dalkia) have already tested this in practice, through projects in Brazil and Egypt, along with six other South American projects. Veolia Énergie has also enacted a joint project in Lithuania. By using dedicated teams, they intend to pursue this activity in the future. Regarding transportation services, the first challenge in reducing greenhouse gas emissions is to establish reliable measurement tools. Veolia Transport is actively involved in developing an initial tool that would apply to business transportion, in collaboration with EpE and ADEME.

•
At the national level, a number of countries have designed mechanisms to reduce greenhouse gas emissions, either in the form of a set of targeted incentives (as France has done under its Plan Climat) or in the form of “domestic projects” that allow selected projects to benefit from emission credits (as New Zealand, Canada, Australia, and some U.S. states have done). The latter method is currently being studied by France as well. The Group’s teams are following all of these developments and attempting to integrate them into their planning.

Direct greenhouse emissions on sites that the Group managed in 2006 reached 36.5 million tons of CO2 (carbon dioxide) equivalents (compared to 33.7 million tons in 2005).

The Group is generally contributing to a reduction in greenhouse gas emissions, both through the daily management of sites that it operates and through the use of renewable and alternative energies (in particular biomass, landfill gas, geothermal energy). It is actively following regulatory developments that will undoubtedly become more restrictive in the future, viewing them as new opportunities to develop its environmental management skills.

Preserving ecological balances

Whether through the limitation of water evaporation, the enhancement of the quality of its waste, the effort to optimize energy consumption in connection with its water distribution and treatment activities, the use of alternative energies in its heating operations, the recovery and treatment of biogas emissions at its landfills or the use of low-emission fuels in its fleet of public or private transport vehicles, Veolia Environnement gets involved in the main environmental problems currently affecting our planet by applying its know-how, technological capabilities and research potential to these problems. Veolia Environnement contributes to the enhancement of quality of life and sanitary conditions of local populations in its day-to-day operations. For example, by supplying drinking water to impoverished areas Veolia Environnement helps to reduce infant mortality. In developed countries Veolia Environnement has implemented plans to protect against the risk of the presence of legionella in public or industrial facilities, thereby improving public and environmental sanitation.

Preserving economic and social balances

Veolia Environnement also considers the economic and social factors that underlie the course of development in the countries in which it operates, and it works to develop solutions that are adapted to local constraints and know-how transfers. For example, Veolia Environnement has instituted a program in Shanghai to educate employees about safety at work. In Romania, Alexandria and Gabon, Veolia Environnement has developed programs that have allowed local employees and consumers to better understand the challenges in the provision of water and waste management services. The launch of the company in Alexandria was subsidized by the UN-Habitat agency of the United Agencies (Scroll of Honor 2006). Veolia Environnement gives preference to a partnership approach with non-governmental organizations (NGOs), local authorities and associations in the implementation of action plans for the population of emerging countries, which permits the development of model plans that can be reproduced. In each of its projects, Veolia Environnement seeks to create a beneficial and educational dimension for the improvement of public health and the protection of the environment. It also tries to assist in the development of areas where it provides services.

Moreover, Veolia Environnement continues to participate in an initiative for developing a charter on public-private partnerships (PPP) in order to improve public access to essential services, which is being supported by the French Ministry of Foreign Affairs and pursued by several agencies of the United Nations. Veolia Environnement testified as to best practices in this area during the Urban World Forum in Vancouver in June 2006. This initiative forms part of the United Nations’ Millennium Development Goals, which were announced in 2000 by the U.N. Secretary General. The initiative aims at defining the role of private operators with respect to local public service management, while emphasizing the principles of transparency and the sharing of technology and know-how, principles to which Veolia Environnement already adheres in connection with its adherence to the U.N. Global Compact. This sharing of know-how occurs in particular through Veolia Environnement’s participation in the cooperation program for sustainable urbanization implemented by the United Nations Institute for Training and Research (UNITAR) and the World Bank (using research centers based in Poland, Malaysia, Brazil and Africa).

Veolia Environnement’s cooperation with UN agencies on multi-year programs as well as its sharing of know-how have led to it being nominated as an associate member of the congress of Asian cities (Citynet).

Since May 2004, Veolia Environnement has also pursued a charity program through a corporate foundation created under the new provisions of a law dated August 1, 2003 relating to charitable actions. This initiative is part of a long and strong tradition of charity by the Company, which attempts to encourage solidarity, environmental protection and professional employment.

In 2006, the Veolia Environnement foundation crossed the 400-project threshold. Each action is sponsored by one of the Groups partners. The Foundation received the Oscar Admical du mécénat d’entreprise 2006 for its actions. The continuity of the commitments, the originality of approaches, the involvement of partners, and the importance of means were all relevant criteria in the award. The notoriety of the Foundation continues to grow and more than half of its projects are outside of France. Australian, Israeli, Armenian and Latin American subsidiaries have all started their first projects. Among the 178 selected projects in 2006, 53% dedicated to sustainable development in communities, 27% employment, and 20% with environmental protection, the three action areas of the Foundation.

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With regards to sustainable development in communities, the Foundation supports several programs in Mali, Burkina Faso, Nigeria, Madagascar and Vietnam which also benefit from the support of Veolia Waterforce/Waterdev through the free provision of expertise.

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Regarding employment, the Foundation has committed itself to a three-year partnership with the Association for the Development of Economic Initiatives (ADIE), in order to develop micro-credit within the disadvantaged suburbs of Paris.

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Regarding the environment, the Foundation is a partner in the expedition launched at the end of 2006 on the Island of Santo (the Vanuatu archipelago) by the National Natural History Museum, the Research Institute for sustainable development and the nonprofit Pro Natura International. For 5 months, close to 150 researchers from 20 nations will inventory the land and marine wildlife and plants.

Veolia Environnement has two humanitarian aid and international cooperation departments: Veolia Water Force and Veolia Waterdev.

Veolia Waterforce was created in 1998 to following the crises cyclone Mitch (Nicaragua) and the flood of the Yangtze river in China. Its main purpose is to share expertise, thanks to a network of 400 volunteer employees. Since its creation, Veolia Waterforce has carried out nearly 50 projects in emergency and development activities, in partnership with the United Nations, government institutions, local communities, NGO’s and private companies. In 2006 Waterforce helped with the deployment of six emergency humanitarian operations, with French and foreign volunteers, in Indonesia, Kenya, Lebanon, Uganda, the Philippines and Serbia. Waterfoce was also called upon by its main partners, the Ministry of Foreign Affairs and emergency medical care NGOs, to join forces in order to provide community action capabilities (tests of materials, coordination, development and unified procedures).

In addition, Veolia Environnement also participates in development projects through Veolia Waterdev, an international cooperation department whose objective is to share experiences and imagine, together with public entities, civil society representatives and NGOs, solutions that will facilitate access to local public water and sanitation services. Waterdev can intervene in these circumstances to call upon French municipalities to cooperate in a decentralized fashion. For example, in 2006, Waterdev contributed to a drilling project in Cameroon and the perpetuation of new water production and distribution systems, in a project aimed at improving water quality in Ho Chi Minh city (Vietnam), and sent two teams to south-east Cambodia to evaluate the capacity and the fonctioning of technical installations and to work on the organization of partnerships with local authorities and actors with a view to reinforcing the organization of field teams’ work.

The Veolia Environnement Institute: a scientific approach dedicated to the prospective tools for the environment and sustainable development

Human management of the environment represents a major challenge that requires the mobilization of a large number of resources, the support of the public at large and close cooperation among international, national and local participants. To address this challenge, Veolia Environnement created the Veolia Environnement Institute, or VEI, in 2001 to encourage prospective reflection on a number of issues relating to sustainable development, as well as to progressively shed light on the principal trends that will influence the provision of environmental management services over the next decade.

Through its Prospects Committee, which is exclusively composed of individuals of international reputation and standing, VEI benefits from the contribution of leading external expertise on different key subjects (including public health, economy and human sciences) while maintaining a presence in the daily realities of Veolia Environnement’s different activities. This dual capability represents both the originality and the strength of VEI, which intends to be at the heart of the main environmental debates and issues of the 21st century. In 2007, the Institute’s objectives are to reinforce the scientific aspect of its actions: enriching its research programs through partnerships with prestigious universities and/or institutions, especially internationally. Initial partnerships have been put in place with the university of Hong Kong relating to the study, monitoring and analysis of actions to be taken concerning transmittable diseases; with the Development Research Center (DRC) in Pekin, relating to the environmental service needs within large Chinese cities in the coming 10 years. At the same time VEI is developing a high level scientific policy. From the first semester of 2007, the Surveys and Perspectives Integrating Environment and Society (S.A.P.I.E.N.S), a multidisciplinary review, will publish articles from top specialists in order to set forth the latest advancements within sustainable development.

The main themes to be considered by VEI in 2006, which are defined by the members of the Prospects Committee, will include the economic and social dimensions of environmental change, the relationship between health and the environment, and the consequences of climatic change on ways of life and urban growth.

As of the date hereof, the members of VEI’s Prospects Committee are: Amartya Sen (India), economist, winner of the Nobel Prize for Economics in 1998, professor of political economics and economics at Lamont University and professor of philosophy at Harvard University; Hélène Ahrweiler, historian, president of the University of Europe and an expert for UNESCO on human and social sciences; Philippe Kourilsky, biologist, member of the Académie des Sciences and professor at the Collège de France; Pierre-Marc Johnson (Canada), attorney, physician, ex-prime minister of Quebec, Canada, and expert on environmental matters; Harvey Fineberg (USA), President of the Institute of Medicine of the United States; and Ms. Mamphela Ramphele (South Africa), physician and anthropologist, previously Chairman of the University of Cape Town and Chairman of the World Bank.

VEI also organizes international conferences in France and abroad. In 2006 two conferences were held in Toulouse (France) in January with the Institut d’Economie Industrielle (IDEI) relating to public private partnerships, and in Bangalore (India) with the Energy and Resources Institute (TERI/Delhi) relating to “Energy, Environment and Development: the analysis of opportunities to reduce poverty”. In 2007 a conference is planned in Montreal concerning “The climate 2050 - technological and political solutions”, the Table Center on Global Climate Change (USA) and the National Round Table on the Economy and the Environment (Canada).

6.3.3	Environmental information (article 116 of NRE Law)

As a specialist in environmental management services, Veolia Environnement is concerned about the environmental consequences of each of its activities, both in France and worldwide. In this respect, Veolia Environnement consistently endeavors to comply with applicable regulations, to meet the needs and requests of its clients and to optimize the techniques it implements.

To illustrate its commitment, and in addition to the description of the Company’s activities (see § 6.1 above) and financial statements (see chapitre 9 below), Veolia Environnement highlights below some of the more significant environmental actions that it has undertaken regardless of any regulatory or contractual obligation to do so. Readers are also referred to Veolia Environnement’s 2006 Sustainable Development Report for further information regarding the Company’s commitment to sustainable development.

Use of water resources, raw material and energy, measures implemented to improve the energy efficiency and the development and use of renewable energies, conditions of use of soils, air, water and soils pollutions, noise pollution

Water

Use of Water Resources

Veolia Environnement preserves water resources by working to prevent wasteful usage in its own installations and in those of its clients. In this respect, the continued implementation of Veolia Environnement’s environmental management system provides, in particular, for the monitoring of water consumption and quality in all of Veolia Environnement’s activities. Veolia Environnement’s action plan reflects two primary concerns: increased monitoring of the health quality of water destined for human consumption, and control of leaks in cold water distribution networks (raw or treated) and leaks in domestic hot water production networks. During 2004, Veolia Environnement installed an indicator to monitor the quality and compliance with regulatory standards of its drinking water. Veolia Environnement’s industrial water consumption amounted to 390 million cubic meters in 2006.

Climatic developments in certain regions of the world heighten stresses on water resources. Veolia Environnement studies and promotes techniques through which alternative resources are used, such as the production of drinking water by desalination of seawater and production of water for industry or farm irrigation by recycling wastewater. These developments are done strictly in association with local authorities, regulatory proceedings and the scientific community.

Water pollution

98% of Veolia Propreté’s landfills are equipped with treatment stations for leachate (water that percolates through stored waste).

Waste water

Veolia Environnement’s wastewater treatment efficiency, measured at biological treatment stations with a capacity greater than 50,000 EH, reached 90% in 2006.

Energy - Energy efficiency and the use of renewable energies

Veolia Environnement contributes to the reduction of energy consumption. Dalkia optimizes energy management for close to 80,000 energy installations in the world, from municipal heating networks to public housing, commercial or industrial building boilers. Optimizing the energy efficiency of such thermal installations relies upon the quality of their operations and maintenance, as well as upon their modernization.

Dalkia’s strong growth emphasizes the use of heating networks that offer optimized energy performances by concentrating production on a single site and involving co-generation. Efforts in this field include all of Veolia Environnement’s activities. Veolia Environnement is not only developing the use of renewable energies, like biomass and solar energy (Dalkia), but it is also capturing energy from incineration factories and biogas from landfills (Veolia Propreté).

Veolia Transport continues to pursue its objective for the provision of environmental performance training to 90% of its public transport drivers during the first five years of their careers. This training effort enables Veolia Environnement not only to enhance passengers’ comfort and limit polluting emissions, but also to achieve significant fuel economy. In 2006, 64% of Veolia Environnement’s employees participated in training activities.

Veolia Environnement’s total energy consumption amounted to 111 million MWh in 2006, given the development of the Group’s activities.

Use of soils

In 2003, Veolia Environnement integrated all activities relating to the treatment and recovery of sludge in a single entity (SEDE Environment). This integration continued during 2004, resulting in the implementation during 2005 of indicators to measure the quality of sludge. This has resulted in Veolia Environnement’s having a specific and integrated overview of sludge management options, allowing it to optimize its agricultural recovery in particular.

In this way Veolia Environnement has pursued its efforts to manage the quality of waste in the sewage networks and acted upstream to enhance the quality of sludge produced by implementing pollutant controls in Veolia Environnement’s wastewater treatment networks (through its Actipol method). Veolia Eau has finalized a reference and certification system defining the applicable requirements for a sewage system for the production of quality sludge to be used as compost. As a second step, Veolia Environnement promotes the agricultural recovery of sludge through composting and engages an independent certifying body to audit its composting and agricultural recovery networks. This recovery is done in conjunction with the agricultural recovery of the fraction usable for fertilization from household waste.

Veolia Environnement produced 852 tons of compost in 2006, 47% of which was eligible to be used in agricultural activities.

Veolia Environnement has initiated a quality enhancement program for organic material produced from organic waste and a program to evaluate their agricultural impact (the Quali-Agro program led by CREED - Veolia Environnement’s center for research on waste energy services) in coordination with the INRA. Veolia Environnement is also active in the rehabilitation of polluted soils. Relying on several processes, including thermal absorption, Veolia Propreté processes almost all of the pollutants present in the soil at industrial sites.

Air Pollution

Limiting Greenhouse Gas Emissions

Certain of Dalkia’s activities (in particular its combustion installations with thermal output greater than 20 MW) are subject to the provisions of European Directive 2003/87/EC of October 13, 2003, which establishes a quota exchange system for carbon gas emissions. This system has been in place among EU member states since the beginning of 2005. In addition, the Group is generally contributing to a reduction in greenhouse gas emissions, and has developed an action plan to improve the energy efficiency of its services. The action plan also calls for the Group to participate actively in the flexibility mechanisms set forth under the Kyoto protocol, which entered into force on February 16, 2005.

Direct greenhouse gas emissions (including biogas discharges) on sites that the Group managed in 2006 reached 36.5 million tons of CO2 (carbon dioxide) equivalent, due to development of the Group’s activities. Given the differing national and international methods for measuring the production and emission of methane at waste landfills, the Group is unable to provide a reliable measure at this time. The Group is participating in a working group that is attempting to reconcile the different methods. The Group is also contributing to a reduction in CH4 emissions through the implementation of collection and burning systems, as well as biogas recovery systems in its landfills. 90 waste landfills over which the Group controls investments are equipped with collection and biogas recovery systems.

Other Emissions

Installations that Veolia Environnement operates mainly emit sulfur and nitrogen oxides (SOX and NOX), carbon monoxide (CO), volatile organic compounds and dust. The method of calculating emissions of SOX from waste incineration units (hazardous and non-hazardous) was improved in 2005 and then 2006 and allowed Veolia Environnement to estimate that these emissions amounted to approximately 106 grams per ton of incinerated waste in 2006. Veolia Environnement is still working towards the development of an indicator for NOX emissions. For example, Veolia Transport, in partnership with ADEME, is pursuing a study to identify and assess the market systems capable of reducing the NOX emissions of its buses and coaches. Dalkia has also been conducting an evaluation program for several years on the various techniques available for reducing emissions (low emission burners, smoke recirculation, air staging, combustion modeling, etc.).

Veolia Environnement attempts to reduce its emissions, in addition to complying with regulatory standards, by:

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enhancing air pollution treatment and developing more effective treatment technologies, including treating smoke from Veolia Environnement’s waste incineration units, enhancing the quality of emissions of Veolia Environnement’s transport vehicles and utilizing low NOx combustion technology in the case of Dalkia’s activities, and

•	reducing consumption and favoring the use of clean fuels, such as fuel oil or low sulfur coal, natural gas, natural gas for combustion installations or vehicles, and electric or dual-mode vehicles.

Noise and olfactive pollution

Veolia Environnement has developed a semi-continuous method to monitor emissions of dioxins during waste incineration, allowing for control of the aggregate flow of such pollutants emitted throughout the year. Veolia Environnement offers this reliable and efficient measurement technique to all of its clients.

Veolia Environnement has also developed new treatment and storage techniques for odors, particularly in wastewater treatment plants and landfills for household waste. Veolia Environnement also uses new and more silent technologies in some of its installations, including special wall coatings, sound traps and exhaust gas exit silencers for cogeneration installations or transport vehicles. The permanent increase in waste quantities around the world presents major risks for the environment.

Preserving biological balance, natural environments and protected species

In France, numerous activities fall under the control of either the ICPE (facilities classified for environmental protection) or its equivalent. Therefore, all business development is conducted in connection with the realization of environmental impact studies concerning very precise facets of flora and fauna. The control of these impacts therefore comprises a constant preoccupation for Veolia Environnement’s different business operations (waste treatment, decontamination stations, combustion facilities, railway depositories, etc.) In addition, Veolia Environnement’s researchers closely follow the evolution of scientific debates on biodiversity in order to be able to identify the most pertinent indicators in Veolia Environnement’s areas of activity.

Evaluation or certification regarding the environment

Veolia Environnement’s activities have been subject to environmental certification, both external (ISO) and internal, for a long time. The number of Veolia Environnement’s ISO 14001 certified sites has increased continuously since 1999. In addition, Veolia Environnement seeks to achieve the targets set by its environmental management system on close to 80% of its installations, which lead, subject to the circumstances of each of the entities concerned, to the general application of the ISO 14001 certification standards. Veolia Environnement currently has 853 sites covered by an ISO 14001 certification.

Compliance with applicable legal and regulatory provisions

Veolia Environnement’s environmental management system includes, among other things, an environmental audit program that allows it to monitor its sites’ regulatory compliance, as well as their compliance with contractual obligations and Group standards. Veolia Environnement has defined a general framework to ensure consistency of the audit systems developed by its divisions, and each of Veolia Environnement’s divisions remains responsible for the definition and implementation of its own system. Veolia Environnement surpassed its goal of conducting audits for 80% of priority sites in 2005. Priority sites are drinking water production sites and urban treatment stations, waste treatment sites, Dalkia’s classified installations and several of Veolia Transport’s transportation centers. As of December 31, 2006, 80% of Veolia Environnement’s primary facilities were subject to a regulatory compliance audit. These facilities are the most sensitive to environmental impacts. As of December 31, 2006, 87% of the primary facilities were subject to a statutory auditing for compliance.

Expenses incurred to preserve the environment

Given the nature of its services, a large majority of Veolia Environnement’s expenditures and investments have a direct impact on the environment. Veolia Environnement’s capital expenditures amounted to €2.197 billion in 2006, which includes not only investments of a contractual nature, but also expenses incurred for research and development, employee training, Veolia Environnement’s certification program and the implementation of Veolia Environnement’s environmental management system.

Internal environmental management services, training and information for employees on the environment, methods for reducing environmental risks and organization for handling accidents that may have public ramifications

In addition to the measures described above to reduce environmental risks, Veolia Environnement has established an environmental department. This department ensures that the objectives and actions of Veolia Environnement’s divisions are consistent, particularly in connection with the implementation of the environmental management system, and encourages information sharing and best practices. It leads an environmental committee, composed of representatives of all of Veolia Environnement’s divisions and departments (particularly its sustainable development, legal and communication departments).

In addition, Veolia Environnement’s risk department is charged with identifying, evaluating and managing risks. It relies on the Group’s risk committee, which tracks needs in this area (cf. §4.2.2).

Veolia Environnement has also established crisis management procedures that cover environmental crisis management, including, in particular, on-call and alarm systems at national and international levels that would allow any necessary measures to be taken as soon as possible.

Reserves and guarantees for environmental risks

As of December 31, 2006, Veolia Environnement’s accrued reserves for site remediation amounted to €457.7 million.

Indemnities and damages paid in 2006 for environmental claims pursuant to court orders

Reserves for litigation consummated in 2006 amounted to €105 million, including all types of litigations (fiscal, social and other litigation).

International environmental targets

Veolia Environnement applies its Environmental Management System, as described above, to all its nearly 80% of its subsidiaries, in France and outside of France.

CHAPTER 7
ORGANIZATIONAL CHART

The following simplified organizational chart sets forth the principal operating companies held directly or indirectly by Veolia Environnement as of December 31, 2006. Unless otherwise indicated, the ownership percentages below reflect both the percentage of voting rights and of share capital held.

The list of the principal companies integrated into the consolidated financial statement in 2006 figure in Chapter 20, paragraph 20.1, note 50 in the consolidated financial statements.

* The remaining 34% is held by Electricité de France (EDF).

** The remaining share capital of these companies is held by EDF.

*** This entity holds the Group’s interest in Berlin Water (Berlinwasser).

CHAPTER 8
PROPERTY, PLANTS AND EQUIPMENT

Veolia Environnement uses various assets and equipment for the conduct of its activities, with respect to which it has very different rights.

Veolia Environnement has relatively little real estate that it owns outright.

Most of the time, the buildings and installations that Veolia Environnement uses do not belong to it; instead, their use is governed by fixed-term contracts pursuant to which the Group agrees to provide various services to clients. At the outset of the contract, the client generally grants Veolia Environnement the right to use any pre-existing buildings and installations for the duration of the contract. In the event that Veolia Environnement initially invests in the construction of certain facilities, the contract generally calls for the facility to be returned to the client or to the Group’s successor upon completion of the contract term. During the contract term, the Group may or may not be the legal owner of assets, depending on the legal system involved, however, it is nearly always responsible for these assets, which it is required to maintain and sometimes rehabilitate.

Veolia Environnement is occasionally the full owner of real property, including industrial installations, in particular for activities undertaken outside global contracts in Veolia Environnement’s waste management division, for example (CSDUs, storage centers for ultimate waste), and in its energy services division (co-generation plants).

The Company strives not to be the owner of any offices. Accordingly, it rents a building located at 36/38, avenue Kléber, 75116, Paris, France that it uses as its corporate headquarters. Veolia Environnement’s and its divisions’ senior management have maintained their offices in this building since May 2002, where certain central functions are performed.

The implementation of IFRS norms, especially the IFRIC4 and IFRIC12 standards (cf.§20.1, notes 1.19 and 1.20 in the consolidated financial statements) led Veolia Environnement to treat in accounting terms the real estate assets in tangible assets, concessions intangible assets or operational financial assets.

The total gross value of Veolia Environnement’s property, plants and equipment at December 31, 2006 was €25,833 million, compared to €23,722.5 million at December 31, 2005, adjusted (see paragraph 20.1, notes 5, 7 and 10 to the consolidated financial statements). Property, plants and equipment consist primarily of Veolia Environnement’s own assets, and of assets provided to Veolia Environnement by local collectivities that must be returned at the end of the public concession. These assets include canalization installations, wastewater treatment plants and pumps within the water division, waste bins, landfills and incineration plants within the waste management division, heating units and co-generation plants within the energy services division, and buses, boats and trains within the transportation division.

The net value of Veolia Environnement’s property, plants and equipment at December 31, 2006 was €15,724 million. This figure represents:

•	39.2% of the Company’s total consolidated assets at December 31, 2006;

•	34.0% of total consolidated assets at December 31, 2005; and

•	30.6% of total consolidated assets at December 31, 2004.

The Company’s main insurance policies are described in chapter 4, paragraph 4.5 of this reference document.

Veolia Environnement’s property, plants and equipment are subject to certain charges, such as maintenance and repair costs and closure or post-closure costs. Environmental concerns may also influence the Company’s use of property, plants and equipment, as described in paragraph 6.3 of this reference document.

CHAPTER 9

EXAMINATION OF FINANCIAL CONDITION AND RESULTS

9.1 Results of operations in 2006

9.1.1 General context

The Company’s strategy of developing environmental services through long-term contracts produced an increase in revenue of 11.9% in 2006. This growth was accompanied by continued improvements in profitability. Recurring operating income rose by 16.7%, and recurring net income by more than 20%.

These performances are the result of the Group’s decision to grow its business in Europe, Asia and North America, and of the Group’s ability to generate savings and synergies and renew contracts.

These choices have resulted in the acquisition of new Water and Energy contracts, targeted acquisitions aimed at strengthening positions (Environmental Services in Great Britain and Belgium) and the development of new business activities, directly linked to the expertise of the group, like the acquisition of an interest in SNCM and the signing of a framework agreement with CMA CGM in combined rail transport.

The Group’s ability to generate savings and synergies has resulted in the €104 million in additional recurring net savings in 2006 within the Veolia 2005 efficiency plan. In total, the efficiency plan generated €406 million in recurring savings. These savings and synergies were achieved through programs designed to strengthen the organization of the Group.

The Group believes that its forward-looking choices in terms of training, research and development, give it a strong base for long-term profitable growth. Thus, in 2006 the Group decided to accelerate its training programs by deciding to create a regional campus in France. The Group strengthened its research projects through the optimization and the management of resources.

9.1.2 New commercial success within growth markets

The Group won several important contracts during 2006:

•   At the beginning of the year, Veolia Eau won a management contract for water services granted by the Prostejov water company, the public water authority of the Moravie Region in the Czech Republic. This is a 25-year contract representing total cumulative revenues for the period of €139 million.

•   At the end of January, Veolia Eau signed an important partnership agreement with a subsidiary of Sinopec, the largest Chinese refining group. Through this 25-year contract the two entities created a joint venture, which will be managed by Veolia Eau, to ensure the operation of waste works and the treatment of industrial wastewater from the Yanshan site (in the suburbs of Beijing). This joint venture will generate estimated total cumulative revenue of approximately €249 million.

•   On February 9, 2006, Veolia Eau won the management contract for a water sanitation facility in the Ajman Emirates (United Arab Emirates). This 27-year contract represents total cumulative revenue of approximately €151 million.

•   On March 16 and 29, 2006, Veolia Eau won two urban and para-transit transport contracts in the United States. The first contract relates to Orange County in California and came into effect July 1, 2006. This three-year contract represents estimated total cumulative revenue of approximately €73 million. The second contract relates to the city of Mesa in Arizona. This is an six-year contract representing estimated total cumulative revenue of €123 million.

•   On April 12, 2006, following an international call for tenders, Veolia Eau won a key construction contract for a new seawater desalination plant in Bahrain for a total amount of approximately €255 million. Construction will start between April 2007 and November 2007 for the first two units.

•   In May 2006, Veolia Eau successively won the first two international calls for tenders by the Slovak authorities, both 30-year contracts. The first contract concerns the central region of Slovakia and represents estimated total cumulative revenue for the period of €1.4 billion; the second contract relates to the Poprad region in northern Slovakia and represents estimated total cumulative revenues for the period of €566 million.

•   On June 29, 2006, Veolia Énergie won two public-private partnership contracts in Italy for the construction and the management of hospitals. The contracts are for 17 and 30 years respectively, with estimated total cumulative operating and maintenance revenues of €211 million.

•   In July 2006, Veolia Transport won a management contract for public transport in the Limbourg region, in southeast Holland. This 10-year contract, effective as of December 16, 2006, represents total cumulative revenues of approximately €1.1 billion.

•   In early September 2006, Veolia Eau strengthened its position in Asia by winning a new 30-year contract in China for the management of water services in Liuzhou. This contract represents estimated total cumulative revenues of more than €330 million.

•   At the beginning of December 2006, Veolia Eau was selected for two major projects in Australia. For the first project, Veolia Eau will act as consultant to the State of Queensland for the development of all installations and infrastructure, and will then operate these installations. This project, whose completion is anticipated for the end of 2008, represents a global investment of €1 billion for the State of Queensland. The second project relates to the design, construction and management of a desalination by reverse osmosis plant. The plant will be operational as of the end of 2008.

•   In December 2006, Veolia Énergie won a management contract for the public service of district heating for Cergy-Pontoise and its suburbs. This 16-year contract represents total cumulative revenues of €268.7 million.

The Group also reinforced its position as market leader through targeted acquisitions, generating strength and cost synergies:

•   On January 2, 2006, Veolia Transport carried out the acquisition of Shuttleport, an airport shuttle service, in the United States of America for €28.1 million;

•   In May 2006, Veolia Propreté purchased Biffa Belgian, fourth in the Belgian waste market, for an amount of €62.4 million, reinforcing its development base in Northern Europe and the Benelux countries. Estimated annual sales figures are €85.5 million.

•   On September 28, 2006, the most important of these transactions was realized with the acquisition of Cleanaway Holding Limited by Veolia Propreté for a price of €745 million. This company operates in Great Britain in the area of municipal and industrial waste collection services and integrated service of waste management. Annual sales figures are estimated at €684 million.

•   On October 19, 2006, Veolia Transport acquired SuperShuttle in the United States (customized transportation for American airports), for €72 million. SuperShuttle’s annual revenues are estimated at €55.2 million.

Finally, the Group pursued its development strategy within new businesses, linked directly to its expertise:

•   On May 31, 2006, Veolia Environnement, Butler Capital Partners and CGMR signed agreements relating to the Société Nationale Maritime Corse Méditerranée (SNCM). These agreements were part of a transaction to open SNCM’s capital to outside investment, a decision made by the French government at the beginning of 2005, and the restructuring of the company. The transaction has been concluded subject to a cancellation clause relating to the European Commission’s agreement on state aid and the attribution of public concessions for trips between Marseille and Corsica. Veolia Environnement holds 28.29% of the SNCM’s share capital. As a result of this acquisition, Veolia Transport has significantly strengthened its position as a ship line operator, which has been set up for a few years in northern Europe, in markets with strong growth. This deal represents an investment of €72.2 million.

•   On September 11, 2006, Veolia Transport and Rail Link, a subsidiary of CMA CGM, the third largest freight carrier worldwide, joined together to develop a new European rail transport and sea freight container company. This partnership creates two new distinct companies: a combined transport operator with a mission to organize and market the transport of freight containers between the harbor and the industrial site of the final client, and a railway company that combines industrial means and ensures rail transport of the freight containers. These two companies will be operational by the end of 2006, with anticipated cumulative revenues for 2010 of approximately €100 million for combined transport operations and approximately €50 million for the railway company.

•   At the end of November 2006, the Total and Veolia Environnement groups joined together to construct and operate an oil recycling plant in France, through their joint subsidiary Osilub. This project is part of the sustainable development programs for both companies and contributes to the optimization of the life of industrial products and preserves non-renewable natural resources.

•   In 2006, Dalkia opened a biomass center in the Lithuanian capital through which Vilniaus Energija reduces its dependence on fossil energy and encourages local development. The Vilniaus Enegija networks boiler is the largest biomass installation built by Dalkia.

During the 2006 fiscal year the Group carried out a review of its assets and proceeded with several total or partial sales, without affecting its operating capacities:

•   During the first quarter of 2006, the Energy Services division disposed of 34% of the company that holds the Lodz contract to the IFM (Industry Funds Management) for a price of €70.0 million.

•   On April 10, 2006, Veolia Environnement transferred its interest in Southern Water to Southern Water Capital Limited, the major shareholder of Southern Water. The total amount of the transaction was €89.6 million net of the exercise of the put option.

•   On June 1, 2006, the European Bank for Reconstruction and Development (EBRD) took a 35% interest in Veolia Transport Central Europe Gmbh, which groups together the activities of Veolia Transport in Central and Eastern Europe, for an amount of €59.8 million.

A thorough review of assets has also led the Group to take measures to insure better efficiency:

•   The Group decided to dispose of the Transportation Division’s Danish business, which will occur in 2007, and recorded an impairment charge in respect of the relevant assets for an amount of €44 million.

•   Difficulties encountered with a contract in Germany within the Transportation business resulted in asset impairments and provisions of €86 million.

9.2	Accounting and financial information

9.2.1	Definitions and accounting context

The term “organic growth” includes growth resulting from:

•   the expansion of an existing contract, resulting from an increase in prices and/or volumes distributed or processed;

•   new contracts;

•   the acquisition of assets attributed to a particular contract or project.

The term “external growth” includes growth through acquisitions, net of divestitures, of entities and/or assets deployed in different markets and/or containing a portfolio of more than one contract.

Net financial debt represents gross financial debt (long-term borrowings, short-term borrowings, bank overdrafts), net of cash and cash equivalents and excluding revaluation of hedging instruments.

Finance costs, net represent the cost of gross financial fair value debt, including profit and loss on related interest rate and exchange rate hedging, less income on cash and cash equivalents.

Net income (loss) on discontinued operations is the total of income and expenses, net of tax, related to businesses sold or in the process of being sold, in accordance with IFRS 5. It is the income or expense generated over the period by the assets and liabilities included in the specific, balance-sheet line items “Assets of discontinued operations” and “Liabilities of discontinued operations.”

Recurring net income attributable to equity holders of the parent is defined as follows: recurring part of operating income + recurring part of financial items + recurring share of net income of associates + recurring portion of net income attributable to minority interests + normative income tax expense. An accounting item is non-recurring if it is unlikely to recur during each period and if it substantially changes the economics of one or more cash-generating units.

Accounting context

The accounts for the 2006 fiscal year were significantly impacted by accounting issues.

Concession agreements are accounted for in accordance with IFRIC12, “concessions” published in November 2006. This standard, whose adoption by the European Union is expected in June/July 2007, is applicable starting January 1, 2008. Veolia Environnement elected to adopt IFRIC12 early, and this new accounting method was treated retrospectively in accordance with IAS8 concerning a change in accounting principles. As a result, the financial statements of Veolia Environnement as of and for the year ended December 31, 2005 were also adjusted so as to take into account retrospectively the adoption of IFRIC12.

Following a decision taken to dispose of the Danish business of the Transportation Division in 2007, the results of this business were classified as results of discontinued operations in accordance with IFRS5 concerning activities held for sale, and the accounts for 2005 were adjusted accordingly. The disposal of Southern Water was also treated according to IFRS5, and the accounts for 2005 were adjusted accordingly.

9.2.2	Revenue

9.2.2.1	General comments

2006 (in € millions)	2005 adjusted (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
28,620.4	25,570.4	11.9%	8.1%	3.8%	-

The Company’s consolidated revenue rose by 11.9% to €28,620.4 million in 2006, compared with €25,570.4 million in 2005. Organic growth was 8.1%.

External growth of 3.8% resulted primarily from acquisitions realized by Veolia Transport in France and the United States (a cumulated contribution of €443 million in 2006) and Veolia Propreté in the United Kingdom (contributing €215 million in 2006). Revenues from outside France amounted to €15,217.4 million, or 53.2% of the total, compared with 51.3% in 2005.

Offsetting changes in exchange rates in 2006 resulted in a minimal net impact, as changes in the rate of the American dollar decreased revenues by €53.5 million, while the impact of the Czech koruna increased revenue by €44.7 million in 2006.

9.2.2.2	Revenue by division

(in € millions, except for %)	As of December 31, 2006	As of December 31, 2005 (as adjusted)	% change 2006/2005

Water	10,087.6	9,134.2	10.4%
Waste Management	7,462.9	6,748.7	10.6%
Energy Services	6,118.4	5,463.6	12.0%
Transportation	4,951.5	4,223.9	17.2%
Revenue	28,620.4	25,570.4	11.9%
Revenue at 2005 exchange rates	28,631.0	25,570.4	11.9%

Water

2006 (in € millions)	2005 adjusted (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
10,087.6	9,134.2	10.4%	9.1%	1.2%	0.1%

•   In France, organic growth for Water was 3.6%, excluding Veolia Water Solutions & Technologies, as a result of a strong performance from the distribution business and growth of the construction business.

•   Outside France, excluding Veolia Water Solutions & Technologies and Proactiva, revenue was up 13.6% (+11.8% at constant scope and exchange rates). In Europe, growth of 11.4% resulted from new contracts, including the Braunschweig contract in Germany, the Hradec Kralové and Protejov contracts in the Czech Republic and the Poprad and Banska Bystrica in Slovakia. In the Asia-Pacific region, strong growth of 36.2% (organic growth of +26.9%), resulted from new contracts in China (Hohhot, Changzhou, Kunming and Urumqi ). An increase in the Group’s interest in the Adelaide contract in Australia and small acquisitions in Japan explain the external growth in the zone. The Group is developing its businesses in Africa and the Middle East where growth was more than 12%. In North America, growth was 6.7% at constant scope and exchange rates.

Veolia Water Solutions & Technologies recorded revenues at constant scope and exchange rates of 17.8%, resulting from the strong performance by the engineering and construction businesses in France, the Middle East and the United States. Taking into account acquisitions, total growth was 21.8%.

ENVIRONMENTAL SERVICES

2006 (in € millions)	2005 adjusted (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
7,462.9	6,748.7	10.6%	7.6%	3.5%	-0.5%

•   In France, revenues for the Environmental Services business increased by 4.1% (3.7% organic growth) resulting from the combined effect of the new incineration plants and the increase tonnage of solid waste collected and treated under high value-added service contracts.

•   Outside France, excluding Proactiva, organic growth was 10.8%. Growth was particularly strong in the United States (13.2%) in all areas of business. In the United Kingdom, total growth was 34.2% (of which 6.9% was organic growth), resulting from the acquisition of Cleanaway UK realized September 28, 2006, and from the general development of business on a growing market. In Asia, the Foshan and Guanghzou-Likeng contracts made a significant contribution to revenue growth of 14%.

ENERGY SERVICES

2006 (in € millions)	2005 adjusted (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
6,118.4	5,463.6	12.0%	10.0%	1.5%	0.5%

Revenue growth totaled 12% of which 10% was organic growth. The full-year impact of the rise in energy prices was €260 million, including €226 million during the first nine months of 2006. Excluding this effect, revenue growth was 7.2%.

The business was subject to contrasting weather conditions over the course of the year. While the beginning of the year had experienced more harsh temperatures than the average, the end of the year, on the contrary, was warmer than the seasonal norms.

•   In France, organic growth of 8.2% resulted primarily from the increase in energy prices in the first quarter of the year, the start-up of new contracts and an upturn in the engineering business.

•   Outside France, revenue growth totaled 17.0% of which 12.6% was organic growth. It was primarily driven by the full effect of the Lodz contract (Poland), favorable pricing in Central Europe as well as acquisitions in Italy and Brazil.

TRANSPORTATION

2006 (in € millions)	2005 adjusted (in € millions)	% change 2006/2005	of which organic growth	of which external growth	of which currency fluctuation
4,951.5	4,223.9	17.2%	4.7%	12.9%	-0.4%

•   In France, revenue growth was 12.7%, driven by the contribution of SNCM (approximately €200 million). The end of the Toulouse contract was offset by the positive impact of new contracts in the field of urban and intercity transit systems, and by the good performance of other business lines.

•   Outside France, revenue advanced by 20.4% of which 7.6% was organic growth. External growth was mainly due to acquisitions made in the United States (ATC and Shuttleport) and in Norway (Helgelandske).

9.2.2.3	Revenue by geographic region

(€ millions, except %)	As of December 31, 2006	As of December 31, 2005 (as adjusted)	% change 2006/2005

France	13,403.0	12,439.2	7.7%
United Kingdom	2,186.8	1,727.1	26.6%
Germany	1,992.9	1,817.3	9.7%
Other European countries	5,317.9	4,708.6	12.9%
United States	2,650.3	2,183.3	21.4%
Oceania	931.4	878.0	6.1%
Asia	770.9	597.3	29.1%
Rest of the world	1,367.2	1,219.6	12.1%
Revenue	28,620.4	25,570.4	11.9%

France

In France revenue growth of 7.7% was driven by Veolia Énergie as a result of rising energy prices (an impact of 5.5% in the revenues of Veolia Énergie France), by Veolia Eau as a result of continued strong growth in the engineering and construction sectors as well as continued solid results of the distribution business, by Veolia Propreté due to the combined effect of the increased efficiency of incineration plants and the increase in tonnage of solid waste collected and treated under high value-added service contracts and by the acquisition of SNCM by Veolia Transport.

United Kingdom

The strong growth of 26.6% in the United Kingdom resulted from the acquisition of Cleanaway UK (three months effect) and the impact of the acquisition of Shanks in 2005 by the Environmental Services division, from Veolia Énergie due to commercial development and an increase in energy prices, and from the impact five-year tariff reviews at Veolia Eau in 2005.

Germany

Growth in Germany was 9.7%, largely due to new contracts, particularly the contract between Braunschweig and Veolia Eau for a purification plant and rail transport contracts (Nordharz-Netz and Marschbahn).

Other European countries

The 12.9% growth in revenues is due to full-year effect of the Lodz contract in Poland and to the impact of prices in the Energy group, as well as new contracts and small acquisitions in other sectors of the Group.

United States

Growth in the United States, 21.4% overall, was particularly significant in Veolia Propreté’s business and in Veolia Transport due to the impact of recent developments, such as the acquisitions of ATC and Shuttleport, and the signing of new contracts.

Oceania

Growth of 6.1% in the Oceania region was due to the signing of new contracts in 2005 within Veolia Propreté and sustained activity within Veolia Transport.

Asia

Growth in Asia was 29.1%, which was due to recent developments in Veolia Eau (contracts in China and acquisitions in Japan) and to new contracts for Veolia Properté.

Rest of the world

Growth in the rest of the world was 12.1%, marked by the continued growth of Veolia Eau in North Africa and the Middle East.

9.2.3	Other income (expenses) statement items

9.2.3.1	Operating income

Growth in operating income and in recurring operating income broke down as follows:

(€ millions, except %)	Operating income			Recurring operating income
	12/31/2006	12/31/2005 adjusted	% change	12/31/2006	12/31/2005 adjusted	% change
Water	1,160.6	1,002.3	15.8%	1,163.4	997.1	16.7%
Environmental Services	648.3	543.6	19.3%	648.3	553.6	17.1%
Energy Services	377.7	315.3	19.8%	377.7	321.2	17.6%
Transportation	13.6	116.8	-88.3%	100.1	116.8	-14.3%
Holding companies	-67.3	-85.1	20.9%	-67.3	-85.1	20.9%
Total	2,132.9	1,892.9	12.7%	2,222.2	1,903.6	16.7%
Total at 2005 exchange rates	2,126.8	1,892.9	12.4%	2,216.1	1,903.6	16.4%

In 2005 and 2006 the breakdown between recurring and non-recurring operating income was as follows:

2006		Non-recurring
(€ millions)	Recurring	Impairment	Other	Total
Water	1,163.4	-2.8	-	1,160.6
Environmental Services	648.3	-	-	648.3
Energy Services	377.7	-	-	377.7
Transportation	100.1	-86.5	-	13.6
Holding companies	-67.3	-	-	-67.3
Total	2,222.2	-89.3	-	2,132.9

2005 adjusted		Non-recurring
(€ millions)	Recurring	Impairment	Other	Total
Water	997.1	5.2	-	1,002.3
Environmental Services	553.6	-10.0	-	543.6
Energy Services	321.2	-4.7	-1.2	315.3
Transportation	116.8	-	-	116.8
Holding companies	-85.1	-	-	-85.1
Total	1,903.6	-9.5	-1.2	1,892.9

Operating income grew by 12.7% in 2006. Excluding non-recurring items, growth in operating income was 16.4% at constant exchange rates.

WATER

Operating income from the Water division totaled €1,160.6 million in 2006, a 15.8% increase from €1,002.3 million recorded in 2005. At constant exchange rates and excluding non-recurring items, operating income grew by 16.3%.

In France, the distribution and construction businesses performed well, boosting operating income, which also benefited from the continuing implementation of the program to improve operating performance.

Outside France, the rise in operating income resulted from developments of the Stadtwerke in Braunschweig (including a positive adjustment to fair market value of an electricity supply contract), and from the commencement of new contracts in China and the impact of BOT contracts in Brussels and The Hague. In addition, the effect of contracts revision, including in the United Kingdom, Central Europe, Romania and Morocco, had a positive impact on operating income. Finally, engineering and technology solutions took another step toward recovery after refocusing on profitable activities.

The ratio of recurring operating income to revenue from ordinary activities increased by 0.6%, from 10.9% in 2005 to 11.5% in 2006.

ENVIRONMENTAL SERVICES

Operating income from the Environmental Services division increased by 19.3%, from €543.6 million in 2005 to €648.3 million in 2006.

In France, the increase in operating income was the result of an increase in volume, primarily in the incineration sector and in the business of subsurface containment plants.

Outside France, the increase in operating income was especially strong in the UK market due to the integration of Cleanaway United Kingdom in the fourth quarter of 2006 and the strong performance of integrated waste management contracts. In the United States, the profit margin noticeably increased in the industrial services that are experiencing strong growth and in the solid waste activities due to increased prices.

The ratio of recurring operating income to revenue increased from 8.2% in 2005 to 8.7% in 2006.

ENERGY SERVICES

Operating income from the Energy Services division increased by 19.8%, from €315.3 million in 2005 to €377.7 million in 2006. At constant exchange rates and excluding non-recurring items, operating income grew by 16.2%.

In France, profitability benefited from improvements in construction activities. Given the overall balanced nature of the contract portfolio, the rise in energy prices during 2005 had a slight net effect on profitability. As in 2005, rising gas prices have caused the selling prices of electricity produced through co-generation to reach their ceiling. This phenomenon was limited, and the opportunity loss was offset by an upturn in energy management margins on other contracts and by the sale of surplus CO2 quotas generated by activities.

In the rest of Europe, the rise in operating income in Central European countries resulted from prices and a climate which were favorable in the Czech Republic and Poland and to the commencement of new contracts, such as the Lodz contract. The decrease in profit margin recorded in various countries following the increase in gas prices was more than offset by the sale of surplus CO2 quotas not needed for operations.

Given these items, the ratio of recurring operating income to revenue increased by 0.3%, from 5.9% in 2005 to 6.2% in 2006.

TRANSPORTATION

Operating income from the Transportation division was €13.6 million in 2006, compared to €116.8 million in 2005. This is due to persistent difficulties concerning a contract, resulting in Veolia Transport carrying out a review of its activities in Germany and taking losses of €86.5 million, which were classified as non-recurrent. Excluding this non-recurring item, operating income decreased by 14.3% (14.5% at constant exchange rates) to €100.1 million.

In France, the profitability of the Transportation business is improving, resulting mainly from interurban activities and services in Ile de France, as well as the integration of the SNCM, whose results conform to expectations from its privatization.

Outside France, solid performances were recorded in the Benelux countries and Australia. Operating income was also impacted by acquisitions, particularly ATC and Shuttleport in North America, and by dilution of €18.7 million resulting from the EBRD’s acquisition of an interest in Central European activities.

Because of the negative impact of rising energy prices, the ratio of recurring operating income to revenue from ordinary activities decreased from 2.8% in 2005 to 2.0% in 2006.

9.2.3.2	Cost of net financial debt

(€ millions)	As of December 31, 2006	As of December 31, 2005 (as adjusted)

Income	82.8	63.3
Expense	-783.8	-774.0
Total	-701.0	-710.7

In 2006, the financing rate, defined as the ratio between the cost of net financial debt (excluding fair value adjustments to non-qualifying financial instruments) to average net indebtedness, was stable at 5.07%.

This stability, maintained in spite of an increase in short-term rates against the euro, is due to full-year impact of the redemption of bonds in 2005 for €1,150 million (which was not included in the financing rate for 2005), the increase in the portion of fixed rate debt in the Group’s indebtedness and the maturity of certain high interest rate debt.

In addition, fair value adjustments on derivative instruments not qualifying for hedge accounting totaled €6.4 million, compared to €10.1 million in 2005. These adjustments, which are calculated in accordance with IAS 39 and which depend on market conditions at the end of the period, are highly volatile in nature.

9.2.3.3	Other financial income and expenses

(€ millions)	As of December 31, 2006	As of December 31, 2005
Loan income	29.9	37.0
Dividends	9.7	6.5
Foreign exchange gains (losses)	-14.3	14.3
Financial provisions	-8.4	24.2
Other income (expenses)	-50.9	-53.9
Total	-34.0	28.1

Other net financial income and expenses were positive €28.1 million in 2005 and negative €34.0 million in 2006. The decline in other financial income and expenses principally resulted from the impact of the foreign exchange gains and losses (-€28.6 million), the revaluation of embedded derivatives (-€13.8 million) and provisions of -€8.4 million in 2006 linked to guarantees issued by the subsidiaries of Veolia Propreté in Asia.

In 2006:

•   the reversal of discounting of long term provisions had an impact of -€15.9 million, compared with -€17.3 million in 2005;

•   the revaluation of contractually embedded derivatives had an impact of -€16.3 million, compared with -€2.5 million in 2005.

9.2.3.4	Income tax expense

Income tax expense totaled €409.6 million in 2006, consisting of €330.9 million in current income taxes and €78.7 million in deferred income taxes, compared to a total expense of €422.4 million in 2005, consisting of €309.4 million in current income taxes and a deferred income tax benefit of €113.0 million.

The income tax change in 2006 was impacted by two offsetting factors:

•   The growth of the scope of the Group and of pre-tax results, which increased the current and defered tax change; and

•   The effect of the restructuring of the Group’s U.S. tax group, which generated a non-recurring deferred tax benefit of €86.2 million;

Excluding non-recurring items, income tax expenses increased from €422.4 million to €495.8 million, and the effective tax rate was 33.34%.

9.2.3.5	Share of net income of associates

The share of net income of associates decreased from €6.5 million for the year ended December 31, 2005 to €6.0 million for the year ended December 31, 2006. (This near-stability reflects the first-time equity accounting of Compagnie Méridionale de Navigation (shares) held by the SNCM) whose results in 2006 were €5.1 million, as well as provisions of -€7.4 million relating to project company shares in the Environmental Services sector in Asia, due to the client’s repudiation of the related agreements.

9.2.3.6	Net income (loss) from discontinued operations

Net income from discontinued operations were €0.6 million for the year ended December 31, 2006, compared with €0.7 million for 2005. Income relating to Southern Water was €52.5 million for the year ended December 31, 2006 (including €51.2 million of capital gains from the disposal), compared to €8.4 million for 2005. The loss relating to the Danish Transportation business was -€51.9 million for the year ended December 31, 2006 (of which -€43.9 million was an asset impairment charge), compared to -€7.7 million for 2005.

9.2.3.7	Net income for the year attributable to minority interests

Net income attributable to minority interests for the year ended December 31, 2006 was €236.2 million, compared to €172.9 million for the year ended December 31, 2005. This line item reflected minority interests in the Water segment (€115.7 million), the Environmental Services segment (€18.6 million), the Energy Services segment (€87.1 million) and the Transportation segment (€14.7 million). The increase between 2005 and 2006 is mainly attributable to developments in international activities of Dalkia in partnership with EDF, the Water segment in Germany (€19.3 million) and the Transportation segment with the integration of the SNCM (€7.9 million).

Net income attributable to minority interests for the year ended December 31, 2005 was €172.9 million. This line item reflected minority interests in the Water segment (€83.1 million), the Environmental Services segment (€25.7 million), the Energy segment (€54.7 million) and the Transportation segment (€9.7 million).

9.2.3.8	Net income attributable to equity holders

Net income attributable to equity holders was €758.7 million in 2006, compared to €622.2 million in 2005. Recurring net income attributable to equity holders was €762.0 million in 2006, compared to €630.2 million in 2005.

The weighted average number of shares outstanding was 393.8 million for the year ended December 31, 2006 and 390.4 million for the year ended December 31, 2005. On this basis, net earnings per share attributable to the equity holders was €1.93 in 2006 compared to €1.59 in 2005. Recurring net earnings per share attributable to equity holders was €1.93 in 2006, compared to €1.61 in 2005.

In 2006, net income broke down as follows:

2006 (€ millions)	Recurring	Non-recurring	Total	Comments in paragraph
Operating income	2,222.2	-89.3	2,132.9	9.2.3.1
Finance costs, net	-701.0	-	-701.0	9.2.3.2
Other financial income and expenses	-34.0	-	-34.0	9.2.3.3
Income tax expense	-495.8	86.2	409.6	9.2.3.4
Share of net income of associates	6.0	-	6.0	9.2.3.5
Net income from discontinued operations	-	0.6	0.6	9.2.3.6
Minority interests	-235.4	-0.8	-236.2	9.2.3.7
Net income attributable to equity holders of the parent	762.0	-3.3	758.7

In 2005, net income broke down as follows:

2005 adjusted (€ millions)	Recurring	Non-recurring	Total	Comments in paragraph
Operating income	1,903.6	-10.7	1,892.9	9.2.3.1
Finance costs, net	-710.7	-	-710.7	9.2.3.2
Other financial income and expenses	28.1	-	28.1	9.2.3.3
Income tax expense	-422.4	-	-422.4	9.2.3.4
Share of net income of associates	6.5	-	6.5	9.2.3.5
Net income from discontinued operations	-	0.7	0.7	9.2.3.6
Minority interests	-174.9	2.0	-172.9	9.2.3.7
Net income attributable to equity holders of the parent	630.2	-8.0	622.2

Recurring net income rose from €630.2 million in 2005 to €762.0 million in 2006, an increase of 20.9%. This rise was primarily due to the increase in operating income and control of finance costs.

9.3	Financing

9.3.1	Cash flows

Operating cash flow before changes in working capital increased by 8.5%, from €3,541.9 million in 2005 to €3,844.4 million in 2006. Excluding the cash flow of discontinued operations in 2005 (€4.3 million) and in 2006 (-€8.0 million), operating cash flow, before changes in working capital increased by 8.9%, reflecting the Group’s improved operating performance. The definition of operating cash flow before changes in working capital recommended by the Conseil national de la comptabilité (French National Accounting Council) excludes the impact of financing activities and taxation.

Net cash flow from operating activities improved from €3,163.7 million in 2005 to €3,389.6 million in 2006. This increase is principally due to the improvement in operating cash flow before changes in working capital. The slight increase in working capital requirements during 2006 was the result of growth in the Company’s business.

Net cash used in investing activities totaled €2,904.0 million in 2006, compared to €2,407.6 million in 2005. The €496.4 million increase in net cash used in 2005 was mainly due to the €738 million investment in Cleanaway in the United Kingdom.

Net cash used in financing activities were €3,152.8 million in 2005 and -€71.5 million in 2006.

In 2005:

•   €1,535 million was paid to redeem outstanding convertible bonds (known by their French acronym as OCEANEs);

•   €500 million was paid to redeem outstanding euro-medium term notes in November 2005;

•   borrowings to finance sales of receivables declined by €547 million;

•   €1,150 million was paid to partially redeem a bond issue maturing in 2008;

•   €300 million was paid to redeem subordinated notes redeemable in shares (TSARs).

As a result of the cash flows described above and the effects of exchange rates and other movements resulting in a cash outflow of €41.4 million, cash and cash equivalents totaled €2,202.0 million at December 31, 2006, compared to €1,829.3 million at December 31, 2005.

9.3.2	Sources of funds

As of December 31, 2006, Moody’s and Standard & Poor's rated the Company as follows:

	Short-term	Long term	Outlook	Recent events

Moody’s	P-2	A3	Stable	Moody’s confirmed its rating of Veolia Environnement given in July 2006.

Standard and Poor’s(1)	A-2	BBB+	Stable	Standard & Poor’s confirmed, in October 2006, its ratings on Veolia Environnement on October 3, 2005.

(1) The EMTN program is rated BBB by S&P.

In 2006, Veolia Environnement pursued an active refinancing policy aimed at strengthening its financial condition and extending its debt maturities.

The principal debt items that matured in 2006 and that were either repaid or refinanced were as follows:

•   Optional credit line of €150 million with Natexis (renewable every year for 4 years), which can be put in place at any time by Veolia Environnement until November 29, 2007.

•   EMTN (series 3) for €20 million expiring August 23, 2006 was repaid in full at the date of expiration.

All of the 2006 financing transactions, both on the capital markets and with banks, were intended to optimize the Company’s debt profile with an emphasis on: achieving a better match between assets and liabilities, extending the average maturity of long-term debt, smoothing out the debt repayment schedule, diversifying financing sources and taking best advantage of market conditions.

Veolia Environnement’s main financing activities in 2006 were as follows:

•   FRN €150 million private placement from January 18, 2006 to July 18, 2007 - EURIBOR 3M coupon.

•   FRM €300 million private placement from February 15, 2006 to February 15, 2008 - EURIBOR 3M coupon + 0.06%.

•   EMTN €1,000 million from November 24, 2006 until January 16, 2017 - 4.375% fixed rate coupon.

The principal refinancing activities in bank debt were as follows in 2006:

•   New bilateral line of credit of €100 million with CALYON from January 2, 2006 to January 4, 2010.

The syndicated credit documentation and credit lines contain no restrictive financial covenants.

As of December 31, 2006, net financial debt broke down as follows:

(€ millions)	December 31, 2006	December 31, 2005 (adjusted)

Long-term borrowings	14,001.6	13,722.8
Short-term borrowings	2,904.1	2,138.2
Bank overdrafts	456.0	506.8
Sub-total, financial debt	17,361.7	16,367.8
Cash and cash equivalents	-2,658.0	-2,336.1
Less fair value on hedging instruments	-28.8	-161.1
Net financial debt	14,674.9	13,870.6

The table below shows the Company’s maturity schedule for long-term borrowings, as of December 31, 2006:

		Payments due by period
(€ millions)	Total	2 years	3-5 years	> 5 years
Bank loans	5,584.1	1,622.9	1,653.8	2,307.4
Bonds	8,417.5	1,059.3	128.7	7,229.5
Total	14,001.6	2,682.2	1,782.5	9,536.9

9.3.3	Divestitures

Asset divestitures totaled €354.9 million in 2006, and €348.0 million net of the cash of companies sold.

Financial divestitures in 2006, which totaled €213.6 million excluding cash of companies sold, included the following items:

•   shares of Southern Water for €89.6 million.

•   a 34% stake of the company which holds the Lodz contract in Poland in the Energy segment at IFM for €70 million.

•   a 35% stake in Osilub (Veolia Waste Management France) for €4.2 million.

•   the company Connex Transport UK to Bombardier for €8.9 million.

Cash related to financial divestitures totaled negative €6.9 million.

The principal industrial divestitures in 2006, which totaled €141.3 million, included the following items:

•   The disposal of assets in New Zealand in Environmental Services for €43.5 million

•   The disposal of vehicles in Denmark within the Transportation segment for €18.9 million.

•   other industrial assets with individual values of less than €10 million and essentially representing rotation of operating assets.

9.3.4	Capital expenditures

(€ millions)	Industrial investments (1)		Financial investments (2)		New operational financial assets
	2006	2005 (adjusted)	2006	2005 (adjusted)	2006	2005 (adjusted)

Water	853	771	214	614	262	307
Environmental Services	692	639	875	105	20	100
Energy Services	318	252	102	204	63	96
Transportation	302	193	253	175	16	10
Other	32	29	8	1	-	-
Total	2,197	1,884	1,452	1,099	361	513

(1)	including those financed through capital leases

(2)	excluding cash and cash equivalents of acquired companies

Industrial investments

Industrial investments, excluding investments through capital leases, totaled €2,018 million in 2006, compared to €1,837.1 million in 2005, representing a rise of 10%.

Industrial investments including those financed through capital leases totaled €2,197 million and broke down as follows:

•   Water: €853 million, an increase of 10.6% from 2005, of which €355 million were for growth-related spending and €498 million were for replacement and maintenance spending.

•   Environmental Services: €692 million, an increase of 8.3% from 2005, of which €173 million were for growth-related spending and €519 million were for replacement and maintenance spending.

•   Energy Services: €318 million, an increase of 26.2% from 2005, of which €118 million were for growth-related spending and €200 million were for replacement and maintenance spending.

•   Transportation: €302 million, an increase of 56.5% from 2005, of which €123 million were for growth-related spending and €179 million were for replacement and maintenance spending. These investments exclude the call option concerning the acquisition in 2007 of a boat for €112 million.

The increase in replacement and maintenance spending results principally from the increase in business and the scope of consolidation.

Financial investments

Financial investments, including net cash borrowings of acquired companies of -€161 million in 2006, totaled €1,291 million in 2006, compared to €944 million in 2005.

In 2005, financial investments included the acquisition of the company which holds the Braunschweig contract by Veolia Eau for €374 million, of the company which holds the Lodz contract in Poland by Veolia Énergie for €171 million and of ATC Vancom in the United States for €77 million by Veolia Transport.

Financial investments (excluding cash of acquired companies) totaled €1,452 million and broke down as follows in 2006:

•   Water: €214 million, compared to €614 million in 2005. The principal financial investments related to the acquisition of Banska Bystrica and Poprad in Slovakia for €53 million and €18 million respectively and the acquired contracts of Kunming and Liuzhou in China for €44 million and €16 million, respectively.

•   Environmental Services: €875 million, compared to €105 million in 2005. The principal financial investments related to the acquisition of Cleanaway in the United Kingdom for €745 million and of Biffa in Belgium for €63 million.

•   Energy Services: €102 million, compared to €204 million in 2005. The principal financial investments related to the acquisition of a company in Italy for €18 million and TDU in Australia for €16 million.

•   Transportation: €253 million, compared to €175 million in 2005. The principal investments related to the acquisition of an interest in SNCM for €72 million, of Shuttleport and Supershuttle in the United States for €28 million and €72 million respectively, of Dunn Line in the United Kingdom for €15 million and the acquisition of the company which holds the contract of Nordtrafikk in Norway for €12 million.

Cash held in investees totaled €161 million, related essentially to the SNCM (€101 million) and Biffa Belgium (€24 million) companies.

New operational financial assets (IFRIC 12 and IFRIC 4 loans)

New operational financial assets were €361 million in 2006, compared to €513 million in 2005, breaking down as follows:

•   Water: €262 million, down 14.7%.

•   Environmental Services: €20 million, down 80.0%.

•   Energy Services: €63 million, down 34.4%.

•   Transportation: €16 million, an increase of 60.0%.

9.3.5	Working capital requirements

Net working capital requirements changed direction in 2006. After declining by €39.4 million in 2005, they rose by €111.8 million in 2006. This slight increase resulted from growth in the business.

9.3.6	Market risk

Please see note 32 to the consolidated financial statements.

9.4	Return on capital employed (ROCE)

To track the Company’s profitability, Veolia Environnement has decided to rely on return on capital employed (ROCE), which measures Veolia Environnement’s ability to earn a return on the funds provided to it by shareholders and lenders.

Since the shift to IFRS in 2005, capital employed excludes financial operating assets and operating income excludes the related income. The implementation of IFRIC12 in 2006 introduced important modifications affecting financial operating assets, which are accounted for in the adjusted financial statements.

Return on capital employed is defined as the ratio of:

•	results of operations net of tax, share of net income of associates excluding revenue from operational financial assets (return on net revenues for operational financial assets), to

•	average capital employed during the year.

Net results of operations are calculated as follows:

(€ millions)	As of December 31, 2006	As of December 31, 2005 (adjusted)
Recurring operating income	2,222.2	1,903.6
+ Share of net income of associates	6.0	6.5
- Income tax expense (1)(2)	-463.2	-401.6
- Revenues of operational financial assets	-351.0	-325.8
+ Income tax concerning operational financial assets	54.5	44.7
Net results of operations	1,468.5	1,227.4

(1)
In 2004, the financial restructuring transactions that followed the divestiture of US businesses in the Water Division generated tax-loss carry forwards recognized in the consolidated balance sheet. Given its exceptional character, an amount of €138.4 million, representing the gain in earnings, was eliminated from the calculation of ROCE. In 2005 and 2006, the use of these carry forwards led to a €20.8 million and €32.7 million charge respectively, which was also eliminated from the ROCE calculation.

(2)	In 2006, the non-recurring deferred tax benefit of €86.3 million, linked to the restructuring of the U.S. tax group, was excluded from the ROCE calculation.

Average capital employed during the year is defined as the average between capital employed at the beginning and the end of the year.

Capital employed is defined as the sum of all net tangible and intangible assets, goodwill net of impairment, investments in associates, net operating and non-operating working capital requirements, net derivatives after deduction of provisions and other non-current liabilities.

Capital employed is calculated in the following manner:

(€ millions)	December 31, 2006	December 31, 2005	December 31, 2004
		(adjusted)	(adjusted)
Net tangible and intangible assets	11,644.1	10,258.9	8,975.9
Goodwill net of impairment	5,705.0	4,752.3	4,246.8
Investments in associates	241.0	201.5	219.2
Net operating and non-operating working capital requirement(1)	198.8	160.8	205.9
Net derivatives	26.9	-66.6	-49.0
Provisions	-3,022.5	-2,402.0	-2,008.7
Other non-current liabilities	-207.3	-203.7	-159.7
Capital employed	14,585.0	12,701.2	11,430.4
Average capital employed	13,643.1	12,065.8

(1)	including net deferred tax but excluding deferred tax related to US divestitures and related restructurings (€84.9 million in 2006, €117.6 million in 2005 and €126.6 million in 2004).

(2)	excluding hedging instruments relating to debt at fair value for €28.8 million in 2006, €161.1 million in 2005 and €284.0 million in 2004.

The Company’s return on capital employed (ROCE) is as follows:

(€ millions)	Net results of operations	Average capital employed during the year	ROCE
2006	1,468.5	13,643.1	10.8%
2005	1,227.4	12,065.8	10.2%

In contrast to the intermediate balances of the income statement, ROCE is relatively insensitive to currency effects.

The positive change in ROCE in 2006 reflected the combined effect of the Veolia Environnement 2005 efficiency plan, further maturity in the contract portfolio and control over capital employed.

9.5	Statutory auditors’ fees

In 2006 and 2005, Veolia Environnement and its fully and proportionally consolidated subsidiaries paid the following fees to its Statutory Auditors for services rendered in connection with all consolidated companies:

	KPMG network				Ernst &Youngnetwork
	BeforeTax		Percentage		BeforeTax		Percentage
(€ millions)	2006	2005	2006	2005	2006	2005	2006	2005
Audit
Statutory auditors, certification, review of statutory and consolidated accounts(1)
-Veolia Environnement	1.2	1.2	5.5%	6.1%	1.2	1.2	6.0%	7.1%
- Subsidiaries (proportionally consolidated subsidiaries)	13.2	11.9	60.8%	60.4%	13.3	11.8	66.2%	69.8%
Other related diligence and services rendered (2)
-Veolia Environnement	1.1	1.0	5.1%	5.1%	0.8	0.6	4.0%	3.6%
- Subsidiaries (proportionally consolidated subsidiaries)	6.2	5.6	28.6%	28.4%	4.8	3.3	23.8%	19.5%
Sub-Total 1	21.7	19.7	100.0%	100.0%	20.1	16.9	100.0%	100.0%
Other services rendered by the networks to the globally consolidated subsidiaries
- Juridical, fiscal, social	0	0	0.0%	0.0%	0	0	0.0%	0.0%
- Other	0	0	0.0%	0.0%	0	0	0.0%	0.0%
Sub-Total 2	0	0	0.0%	0.0%	0	0	0.0%	0.0%
Total (1+2)	21.7	19.7	100.0%	100.0%	20.1	16.9	100.0%	100.0%

(1)	Includes fees relating to independent experts or audit network members whom the statutory auditor appeals to during the review of the accounts.

(2)	Diligence and services rendered to Veolia Environnement or its subsidiaries by the statutory audit or by members of the network.

(3)	Services other than auditing services rendered by members of the network to subsidiaries of Veolia Environnement.

9.6	Outlook

See chapter 13, infra.

CHAPTER 10
CASH FLOW AND CAPITAL

Information relating to cash flows, working capital requirements and investments is set forth in chapter 9, paragraphs 9.3.1, 9.3.4 and 9.3.5 and in chapter 20, paragraph 20.1, notes 13, 16 and 22 of the consolidated financial statements.

Information relating to borrowing conditions and the structure of Veolia Environnement’s financing is set forth in chapter 20, paragraph 20.1, notes 19, 21 and 22 of the consolidated financial statements.

In the context of the implementation of IFRIC12 standards as of January 1, 2006, Veolia Environnement has entered into discussions with several financial institutions that have provided it with various financings, in order to adapt the definitions and commitment levels set forth in the terms of these financings to the new accounting standards. These discussions are purely technical, and are not of a nature to modify or affect the Group’s existing commitments.

CHAPTER 11
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

11.1 Research and Development (R&D)

11.1.1 Research and Development: a strategic area for Veolia Environnement

Veolia Environnement has identified three main elements in its Research and Development (R&D) strategy relating to the quality of life of populations on a worldwide scale (demographic, urban and energy challenges): (i) anticipating the needs of clients, (ii) managing security and (iii) promoting environmental protection and preservation.

R&D plays an important role in the evolution of the groups’ business and its business model through its global, yet specialized vision of the environment. The responsibility of R&D is to devise and put in place technological developments which will considerably modify the concepts and the implementation of Veolia Environnementss businesses in the coming years.

For Veolia Environnement, the challenges of tomorrow concerning the environment are industrial challenges in the sense of technological developments. The responsibility of R&D is to identify these industrial challenges and to allow Veolia Environnement to stay at the cusp of technological developments.

In order to respond to today’s problems as well as those of tomorrow, Veolia Environnement’s’s R&D focuses its efforts on the protection of water resources, future energy sources and the future of transportation, with a budget, means and expertise that will continue to grow into the future.

11.1.2 Research and Development Resources

Research and Development is not simply an objective but also a financial and human commitment, put into place by the group to act practically and effectively.

Veolia Environnement’s R&D activities are overseen by its Research, Development and Technology department, or “Research Department”. In 2006, this department consisted of nearly 700 experts worldwide (including 350 researchers and 350 on-site developers) with a total budget of about €115 million17 .

The research department works on behalf of all of the Group’s divisions, given that their needs are similar. In particular, all seek to solve environmental and health problems with the aid of numerous tools, such as modeling and chemical and bacteriological analysis. By working on behalf of all divisions, the research department helps to ensure a better consistency within the R&D activities with the Group’s strategy.

Veolia Environnement has four main research centers in France with branches abroad:

•	The environmental services and energy research center (Creed), based in Limay, with branches in the United Kingdom and Australia;

[17]
For the fiscal year ended December 31, 2006, research costs totaled €66.4 million (see chapter 20, § 20.1, note 24 below), which, when added to operational development costs, totaled an estimated budget of €115 million.

•	The transportation, environmental and health research center, based in Paris;

•	The water research center[18] , based in Maisons-Laffitte, with branches in Germany, the United States and Australia;

•	The analysis research center, based in Saint-Maurice. The central laboratory, named the Environmental Analysis Center (CAE), has a microbiology and chemistry analysis research laboratory.

Veolia Environnement established an international Research and Development correspondent network in 2003 in order to identify and analyze specific local technical development and innovation needs. Certain research centers abroad have acquired specialized expertise and are partners with centers in France. These research units help to highlight Veolia Environnement’s technological expertise. In the area of water for example, the Berlin Center of Competence for Water (KompetenzZentrum Wasser) is the reference point for the protection of water resources. Australia has become the reference point for information relating to the recycling of water.

A strategic committee for research, innovation and sustainable development was created by the board of directors of the Company in September 2006 (cf. §16.2.1.3 infra). This committee evaluates the long-term Research and Development policies proposed by the relevant departements of the Company and the Group and advises the board of directors of the Company. The committee is informed of important programs and businesses and evaluates the results. In particular, it evaluates the budget and workforce and advises on the allocation of the means and resources and their adequacy for the Group’s strategy in this area.

11.1.3 Main activities domains of Research and Development

Research and Development at Veolia Environnement focuses on the following seven main areas:

•	Water: preservation of water resources, drinking water (from its production to distribution), water and wastewater treatment (treatment of urban and sediment wastewater, odor treatment) and industrial water.

•	Energy: optimization of energy services, including alternative or renewable energy (fuel cells, the timber industry and solar sensors).

•	Environmental Services: sorting and treatment of waste (incineration, co-incineration and technical landfill sites) and valorization of waste.

•	Transport: logistics, ticketing, monetics, design of a zero emission vehicle, new services linked to public transport (informational systems, for both operator and passenger).

[18]
The Water Research Center is the historical center of Veolia Water – Compagnie Générale des Eaux. The European Commission was awarded the “Marie Curie Center of Excellence” label for its membrane, disinfecting and modeling technology. The Anjou research center includes an expert center on membranes (ARAMIS), which evaluates the performance of membranes so as to improve operating conditions.

•	Analysis: development of analytical techniques in microbiology and chemistry that are faster and more precise, and improvement of already existing methods.

•	Health: evaluation of risks linked to environmental pollution and the sanitary benefits linked to the businesses of Veolia Environnement, identification of emerging sanitary dangers and establishement of sanitary indicators. The health department is also a recognized partner for public health bodies and institutions such as the Institut de Veille Sanitaire, Direction Générale de la Santé, AFSSE or INSERM.

•	Environment: assessment of the environmental impact of Veolia Environnement’s activities and conduct of Veolia Environnement’s Environmental Management System (follow-up, monitoring and reporting of the Group’s environmental data and contribution to commercial offers).

Each of these activities helps to anticipate the needs and constraints linked to regulatory changes. For Veolia Environement, the objective of the organization as implemented is not only to satisfy current sanitary and environmental requirements, but also to follow sanitary and environmental authorities concerns which will necessarily impact reglementation in the future.

A network of information experts within the research department manages the Group’s scientific and technical information and places at employees’ disposal tools for technical, commercial and regulatory monitoring.

11.1.4 Innovation: a rationalized method

The research team aims to provide innovative practical solutions, which are crucial for the competitiveness of the Group. Research and Development is driven by a rationalized method allowing technological risks to be mastered, and allowing rapid progress and the creation of successful commercial applications that are both reliable and effective.

The main steps19  in the innovation process are:

•	Strict regulatory, technological and commercial monitoring that enables the Group to anticipate future needs and proceed with the launch of new research programs as quickly as possible. Laboratory or field tests are then carried out to verify the feasibility of the research. At this stage, analytical modeling may be carried out, depending on the circumstances (i.e., exploring functionality and cost containment potential).

•	If the tests are successful, a prototype is built in the laboratory or on site in order to evaluate and refine the technology.

•	The next phase is the development of a pre-industrial unit to be installed on a site and operated by personnel.

[19]
At each step of the innovation process, researchers implement sophisticated tools, such as digital fluid mechanics. This technology enables researchers to simulate the running of installations and test a greater number of scenarios to improve efficiency. Over a shorter period, such software enables researchers to optimize test protocols.

For each of the steps in the innovation process, various entities (research teams, university or private laboratories) are called upon to collaborate.

Veolia Environnement’s researchers are part of an international network of researchers. They forge fundamental links with other research teams, each taking advantage of the expertise of the others. While these collaborations enrich the knowledge of the research group and keep it up to date, they also provide effective prospects for scientific advancement and return on our partners experience. Research and Development also works with several top universities and participates in research programs for national and international institutions. Researchers also shares its technological knowledge with industrial actors.

11.1.5 Certain principal research themes

Today, new environmental issues, especially in the energy sector, call for the creation of significant and innovative technological solutions. Approximately 30 to 40% of the investment in Research will henceforth be allocated to a smaller number of programs, with a view to achieving major technological improvements. These different programs will enable Veolia Environnement to remain at the forefront of technological developments.

Desalination: a largely available alternative resource

Several regions around the world consider the desalination of seawater the major method of producing drinking water. Desalination consists of producing fresh water from seawater or brackish water. As a result of difficulties facing countries with water problems (a lack of a fresh water source), this market is being developed in particular for the processes of desalination, which use the membranous process (a process involving reverse osmosis). The main problem facing the membranes is the risk of clogging.

The objective of Research and Development regarding desalination by reverse osmosis relates to the pretreatment of seawater to limit clogging of the membrane and on the reduction in energy consumption in order to further reduce the cost of desalination (which has already been divided by 4 in 10 years) and to contribute to environmentally friendly developments. Research is carried out at the Centre d’Expertise Membrane of the Water Research Center of Veolia Environnement to identify what causes clogging and to recommend solutions regarding the treatment of water. Moreover, a pilot scheme has been installed at the Toulon Cap Sicié site which will allow for the optimization of the filtering process for the pretreatment of seawater. R&D has also developed a pilot platform in the Persian Golf, which will be operational in the second half of 2007, which will allow for the comparison of different pretreatment options and validate new ideas.

Sorting and Recycling: a strategic step in waste management

Sorting is a strategic step in waste management, and especially in recycling. The efficiency of the treatments and the possibility of revalorization (product, agronomical and energy valorization) is dependent on the quality of sorting. The sorting processes of the Group must be optimized, in addition to the separation carried out by cleaners and companies.

Research carried out by Veolia Environnement aims to automate sorting plants, to secure procedures of waste treatment, and to make the manufacturing and utilization of CSR (Combustibles Solides de Recuperation) viable. A pilot plant reproducing a sorting machine’s conditions has been built on the site at Rillieux-la-Pape (69). This plant has already allowed for a measurement to be taken of the performance of an optical sorting machine in order to research possible improvements and to simulate results.

The European bus of the future: a clean, intelligent and modern bus

Buses must evolve so that passengers are offered a wide range of quality services, adapted to contemporary living. This is indispensable for the reinforcement of a positive image of buses and public transportation. Areas of focus of improvement include new designs (the future European bus program), improving commercial speed (bus lanes, importance of clean sites and buses), air quality improvement (Euro4), decrease in gas consumption (hybridization), and reduction of greenhouse gas emissions.

Over the past five years research carried out by Veolia Environnement has aimed to define, with several European transport operators, its functional innovations, while maintaining comfort, traveler information, accessibility, driving assistance and maintenance. The results of this research were communicated to constructors with the UITP (Union Internationale de Transports Publics), with Predit (Programme de Recherche et d’Innovation dans les transpors terrestres) and the CEN (Commission Européenne de Normalisation) and has enabled an exchange of ideas with manufactures.

Bioenergy: making waste an energy resource

The use of waste (solid and liquid) as an energy resource represents a concrete solution in conserving fossil fuels and promoting renewable energy sources while minimizing environmental and sanitation risks.

A fixed R&D objective for Veolia Environnement is to develop, evaluate and confirm the viability of bioenergy sources such as a biogas emitted from storage centers, sediment from wastewater treatment plants, biofuel… Thanks to research carried out on food oil waste, SARP Industrie (a subsidiary of Veolia) has implemented a biodiesel project with a production unit of approximately 50,000 t/year.

11.2 Patents and licenses

See Chapter 6, paragraph 6.2.5 (Intellectual property – Dependence of the Company).

CHAPTER 12
TREND INFORMATION

12.1	Trends

The principal trends relating to or affecting the Company’s business are described in chapter 6, paragraphs 6.1 and 6.2.

There has been no material adverse change in Veolia Environnement’s prospects since the end of the 2006 fiscal year. The Company does not know of any event or circumstance that could reasonably have a material effect on its prospects for the current fiscal year.

12.2	Recent developments

Veolia Environnement (Group level)

On February 26, 2007, Veolia Environnement issued a €200 million bond on international markets at a 3-month Euribor rate, maturing on August 26, 2008. The bond was issued under the EMTN (Euro Medium Term Notes) program put in place in June 2001 (see § 21.1.7).

Veolia Eau

During the first quarter of 2007, Veolia Eau pursued further commercial developments in Asia and the Middle East.

In January 2007, Veolia Eau won a new 30-year contract in China relating to the concession for water supply for Lanzhou, the capital of Gansu province. This contract was awarded by the local authorities following an international call for tenders relating to the acquisition of 45% of the municipal water company. This contract is expected to represent estimated total cumulative revenues of €1.6 billion for Veolia Eau.

Following negotiations conducted in 2006 with the sultanate of Oman, Veolia Eau signed a partnership contract in January 2007, with National Power and Water, to construct, finance and operate an important desalination by reverse osmosis plant (80,000m3 /day) near the city of Sûr. This 22-year contract represents estimated cumulative revenues of €434 million, including the construction of the new plant.

Veolia Propreté

At the beginning of 2007, Veolia Propreté had two major commercial successes.

In the United States, Veolia Propreté was awarded its eleventh operating contract for a household waste-to-energy project in January. The Pinellas plant (Florida) has three ovens and the biggest incineration unit in the United States, which is capable of supplying 45,000 homes with electricity per day. This €19 million 17-year contract represents estimated cumulative revenues of €467 million, including construction.

The London Borough of Lambeth, in the United Kingdom, renewed for seven years its contract with Cleanaway UK, which Veolia Propreté acquired on September 28, 2006. This collection and recycling contract represents estimated cumulative revenues of €156 million.

Finally, the transfer by Brambles of its subsidiary Cleanaway Asia to Veolia Propreté was finalized on February 16, 2007. This transaction includes the acquisition of a paper recycling plant in Singapore (the transfer of which occurred on November 1, 2006) by Veolia Propreté, and the right to collect biogas produced by seven storage centers in Taiwan and China, to be transformed into electricity representing a production capacity of 22 Megawatts per year.

Dalkia

At the end of March 2007, Dalkia finalized the purchase of the Hungarian company Sinesco from Raffeisen Lizing. Sinesco operates 26 gas engines on sites (41Mwe of power) installed in 15 independent processes all contracted to sell heat, mainly to heating networks, and electrical supply contracts benefiting from co-generation regulations providing for an obligation by local electricity distributors to purchase co-generated electricity at a favorable price. Sinesco’s expected consolidated revenues for 2007 are estimated at €29 million.

On January 31, 2007, Dalkia announced the acquisition of Pannon Power, the owner of a co-generation and biomass plant approximately 200 kilometers south of Budapest (contract signed on November 28, 2006). The plant, which supplies the second largest Hungarian heating network also managed by Pannon Power, is located in Pecs (the fifth largest city in Hungary). Pannon Power realized consolidated revenues of approximately €64 million in 2006 and expected consolidated revenues for 2007 are estimated at approximately €60.5 million.

Moreover, the beginning of 2007 saw the purchase of the thermal center “Elektràrna Kolin” in the town of Kolin in the Czech Republic. On January 24, 2007, Dalkia Ceska Republika, a subsidiary of Dalkia, finalized the acquisition of 90.3% of EKO, which includes the production center and the heating distribution network for the town of Kolin. The acquisition of this heating and electrical (299 MWt, 17MWe) production and distribution company reinforces Dalkia’s position in Bohemia.

Veolia Transport

In the Fall of 2006, a group that includes Veolia Transport was awarded a contract for the design, financing, construction and operation of the LESLYS express Tramway (23 km) between the Lyon Part-Dieu station and the Lyon Saint-Exupéry airport station. The concession company, RhônExpress constituted by the group (in which Veolia Transport holds a 28% interest), concluded the concession contract with the Regional Council at the end of January 2007. This 30-year contract is expected to generate estimated revenues for Veolia Transport of €459 million. The tramway should be operational as of the end of 2008.

In the Netherlands, Veolia Transport won a contract to operate the public bus transport network in the west of the Brabant region. Signed on January 1, 2007, this eight-year contract will utilize 600 employees and 300 buses. Its estimated cumulative revenues are €480 million.

CHAPTER 13
 FORECASTS OR ESTIMATES OF RESULTS

13.1	Forecasts

For 2007, Veolia Environnement anticipates increasing revenue by 8% to 10%, realizing new growth in recurring operating income and recurring net income, and recording stable after-tax ROCE, after taking into account growth.

These objectives are based principally on assumptions and estimates relating to the following: (i) exchange rate parity, determined at the group level, (ii) volume estimates based on historical experience, (iii) estimates relating to annual price adjustments on long-term contracts, (iv) estimates as to the evolution in market prices in certain segments of the waste management sector, (v) success of the strategy to control operating costs and of their evolution, and (vi) the price of energy. Certain of these data, assumptions and estimates result from or are based upon, in whole or in part, the conclusions or decisions of the management of Veolia Environnement and its subsidiaries, and may be changed or modified in the future.

The objectives, statements and prospective information summarized above are based on data, assumptions and estimates considered to be reasonable by Veolia Environnement. These data, assumptions and estimates are dependent on future facts and circumstances. They do not constitute historical data and cannot be interpreted as guarantees of future results. By definition, this information, and these assumptions and estimates, as well as the elements used to determine such objectives and prospective information, may not be realized, and may change or be modified as a result of uncertainty tied to the Company’s economic, financial and competitive landscape. In addition, the occurrence of certain risks described under “Risk Factors” in chapter 4 above may have an impact on the Group’s activities and its ability to realize its objectives as set forth above.

13.2	Objectives and outlook[20]

In the medium-term, the Group intends to pursue its development in each of its business segments and will seek to increase revenue by 8% to 10% per year. This growth will depend on organic growth in existing contracts, acquisition objectives for contracts on growing markets in priority regions (Europe, North America and certain Asia-Pacific and Middle Eastern countries) and a selective, value-driven acquisition policy in environmental services. This growth strategy will be pursued through a rigorous investment policy in terms of profitability criteria. In addition, the Company confirms that its objective is to regularly increase dividends by over 10% per year.

13.3	Statutory Auditors’ Report on Profit Forecasts

This is a free translation into English of the statutory auditor’s report issued in the French language and is provided solely for the convenience of English speaking readers.

To Mr. Henri Proglio, CEO of Veolia Environnement,

In our capacity as Statutory Auditors of your company and in accordance with Commission Regulation (EC) No 809/2004, we hereby present our report on profit forecasts of Veolia Environnement in part 13 (section 13.1) of its “document de reference” dated April 3, 2007.

[20]	These objectives are not part of the profit forecast information that is the subject of the Statutory Auditors’ Report in paragraph 13.3.

These forecasts and underlying significant assumptions were prepared under your responsibility, in accordance with the provisions of Commission Regulation (EC) No 809/2004 and the CESR advice on forecasts.

It is our responsibility to express, in accordance with the terms required by Annex I, item 13.3 of Commission Regulation (EC) No 809/2004, our conclusion on the appropriateness of the preparation of such forecasts.

We conducted our work in accordance with the auditing standards generally accepted in France. Our work included an assessment of the procedures implemented by management to prepare the forecasts, as well as the performance of procedures to obtain assurance about whether the accounting methods used are consistent with those used for the preparation of historical data of Veolia Environnement. They also involved collecting data and explanations we deemed necessary in order to obtain reasonable assurance about whether the forecasts are appropriately prepared on the basis of the specified assumptions.

We wish to remind you that, as this concerns forecasts, which are uncertain by nature, actual results may differ significantly from the forecasts presented and so, we do not express any conclusion as to the potential realisation of such forecasts.

In our opinion:

•	The forecasts have been appropriately prepared on the basis indicated,

•	The accounting basis used for the purposes of these forecasts is consistent with the accounting methods used by Veolia Environnement.

This report is issued for the sole purpose of any public offering - in France and any other EU country - realised on the basis on a prospectus registered with the French Stock Exchange Regulatory Body (AMF), including or incorporating by reference the 2006 “document de reference”. It may not be used in any other context.

Paris-La-Défense et Neuilly-sur-Seine, April 3, 2007.

The Statutory Auditors

SALUSTRO REYDEL Member of KPMG International			ERNST & YOUNG et Autres
Bernard Cattenoz	Bertrand Vialatte	Jean Bouquot	Patrick Gounelle

CHAPTER 14
BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES

The Company has been a société anonyme à conseil d’administration since its general shareholders’ meeting held on April 30, 2003, which is a French corporation with a single board of directors. Its shares are quoted on the Eurolist of Euronext and on the New York Stock Exchange (NYSE). The Company is subject to French regulations, in particular relating to corporate governance, and to regulations applicable to foreign companies listed in the U.S.

14.1	Board of Directors of the Company

Composition of the board of directors and business activities conducted by the directors outside of the Company

The composition of the Company’s board of directors underwent various changes during the 2006 fiscal year.

Mr. Jacques Espinasses’ term of office as director expired at the end of the ordinary and extraordinary shareholders’ meeting held on May 11, 2006, and was not renewed.

Following a proposal by the board of directors and consultation with the Nominations and Remuneration Committee, the shareholders’ meeting of May 11, 2006, nominated Mr. Jean-François Dehecq as director of the Company for 6 years, ending at the close of the shareholders’ meeting approving the financial statements for the fiscal year ending December 31, 2011.

Moreover, the board of directors recorded, on December 12, 2006, the resignation of Mr. Arthur Laffer and the death of Mr. Francis Mayer, who were both nominated as directors by the shareholders’ meeting of April 30, 2003.

During the same meeting, the board of directors, following consultation with the nominations and remunerations committee, appointed Mr. Paolo Scaroni as Mr. Laffer’s replacement. This nomination (cooptation) will be submitted for approval by the shareholders’ meeting of May 10, 2007. If approved, Mr. Scaroni’s term of office will be the same as that of Mr. Laffer’s, that is to say ending at the close of the shareholders’ meeting approving the financial statements for the fiscal year ending December 31, 2008.

Finally, the board of directors, at its meeting held on March 29, 2007, appointed Mr. Augustin de Romanet de Beaune, the new chief executive officer of the Caisse des Dépôts et Consignations, as Mr. Francis Mayer’s replacement. This nomination (cooptation) will be submitted for approval by the general meeting to be held on May 10, 2007 and, if it is approved, Mr. de Romanet de Beaune’s term will end when Mr. Mayer’s term was to end, that is, at the general meeting called to approve the financial statements for the year ended December 31, 2008.

The following table sets forth the names and ages of the members of the board of directors as of the date of filing of this reference document, the date of their first appointment, or renewal, as the case may be, to the board and the date of expiration of their current term, their current principal business activities conducted outside of the Company including other directorships, as well as any other positions held over the past five years.

The directorships set forth below are provided as of January 31, 2007, excluding those of Mr. de Romanet de Beaune, appointed by the board of directors on March 29, 2007.

Director	Principal business activities outside the Company; Other directorships	Other professional activities carried out over the past 5 years

Henri Proglio Age 57 Date of first appointment: 4/30/2003 Expiration of term: 2009 Principal Function within the Company: Chairman and Chief Executive Officer of Veolia Environnement
In France:

Member of the supervisory board of Natixis; Member of the supervisory board of Elior;
Director of EDF;
Director of Casino, Guichard-Perrachon;
Member of the supervisory board of Lagardère;
Member of the supervisory board of CNP Assurances;
Deputy director (censeur) on the supervisory board of Caisse Nationale des Caisses d’Epargne;
Manager of Veolia Eau; Chairman of the board of directors of Veolia Propreté;
Chairman of the board of directors of Veolia Transport;
Member of the supervisory boards A and B of Dalkia;
Chairman of the board of directors of Veolia Water;
Chairman of the supervisory board of Dalkia France;
Director of SARP Industries;
Director of Dalkia International;
Director of Société des Eaux de Marseille;
President of Veolia Environnement Campus.

Outside France:

Director of Veolia ES Australia; Director of Veolia Transport Australia; Director of Veolia Environnement Services Holdings Plc; Director of Siram; Director of Veolia ES Asia; Director of Veolia Transport Northern Europe; Director of Veolia ES North America Corp.

Chairman of the management board of Vivendi Environnement;

Director of Thales ;
Director of EDF International;
Director of Vinci;
Member of the supervisory board of CEO;
Member of the supervisory board of CFSP;
Director of Comgen Australia;
Chairman and chief executive officer of Veolia Transport;
Director of Connex Asia Holdings (Singapore);
Director of Connex Leasing (United Kingdom);
Director of Connex Transport AB (Sweden);
Director of Connex Transport UK (United Kingdom);
Director of Coteba Management;
Member of the supervisory board of Société des Eaux de Melun;
Director of Esterra;
Director of SARP ;
Director of B 1998 SL and FCC (Spain);
Director of GRUCYCSA (Spain); Director of Montenay International Corporation (USA);
Director of ONEL (United Kingdom);
Chairman and chief executive officer of Veolia Propreté;
Director of Onyx UK Holdings (United Kingdom);
Director of OWS (USA);
Director of SAFISE;
Director of Veolia UK Ltd (United Kingdom);
Chairman and chief executive officer of Veolia Water;
Director of WASCO (f/k/a USFilter, USA).

Jean Azéma Age 54 Date of first appointment: 4/30/2003	Principal function outside the Company: Chief Executive Officer of Groupama SA Other current directorships and positions:
Chief executive officer of Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA);
Chairman of the management board of Groupama SA;
Chairman of the management board of Groupama Assurances et Services;

Expiration of term: 2009 Principal Function within the Company: Member of the board of directors of Veolia Environnement
In France:

Chief executive officer of Groupama International;
Chief executive officer of Groupama Holding and Groupama Holding 2;
Director of Société Générale;
Director of the ACMA association;
Permanent representative of Groupama SA on the board of directors of Bolloré Investissement;
Chairman of the Fédération Française des Sociétés d’Assurance Mutuelle (FFSAM);
Vice Chairman of the Fédération Française des Sociétés d’Assurance.

Outside France:

Director of Mediobanca.

Chairman of the management board of Groupama International;
Chairman of the management board of Groupama Finance;
Chairman of the management board of Groupama Réassurance;
Chairman of the management board of Gan SA;
Director of Amacam;
Director of Sorema NA Reinsurance Company;
Director of Groupama Risques Divers;
Permanent representative of CCAMA in Gimar Finance SCA;
Permanent representative of Groupama Investissement in Gimar Finance SCA;
Permanent representative of CCAMA in SCI Groupama les Massues;
Permanent representative of Groupama Assurances et Services in Bolloré Investissement;
Chief executive officer of Fédération Nationale Groupama.

 Daniel Bouton

Age 56

Date of first appointment:
4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
2012

Principal Function within the Company:

Member of the board of directors of Veolia Environnement
Member of the Nominations and Compensation Committee since April 1, 2005
	Principal function outside the Company: Chairman and Chief Executive Officer of Société Générale Other current directorships and positions: In France: Director of Total SA;	Member of the supervisory board of Vivendi Environnement; Director of Arcelor; Director of Schneider Electric SA.

Jean-François Dehecq Age 67 Date of first appointment: 05/11/2006 Expiration of term: 2012 Principal Function within the Company: Member of the board of directors of Veolia Environnement
Principal function outside of the Company:

Chairman of the board of directors of Sanofi-Aventis.

Other current directorships and positions:

In France:

Director of Air France;
Director of Finance and Management ;
Director of Société Financière des Laboratoires de Cosmétologie Yves Rocher ;
Director of Agence Nationale de la Recherche ;
Member of the supervisory board of Agence de l’Innovation Industrielle ;
Chairman of the Association Nationale de la Recherche Technique ;
Member of the Fondation Française pour la recherche sur l’Epilepsie.

Outside France:

Chief executive of EFPIA (European Federation of Pharmaceutical Industries and Associations);
Council member of IFPMA (International Federation of Pharmaceutical Manufacturers Associations).

Director of Pechiney ;
Member of the supervisory board of Balmain ;
Chairman of the Conservatoire National des Arts et Métiers ;
Chairman of EFPIA (European Federation of Pharmaceutical Industries and Associations) ;
Member of the French board of INSEAD ;
Chief executive officer of Sanofi-Aventis

Augustin de Romanet de Beaune Age 45 Date of first appointment: 3/29/2007[21] Expiration of term: 2009 Principal Function within the Company: Member of the board of directors of Veolia Environnement
Principal function outside the Company:

Chief executive officer of Caisse des Dépôts et Consignations

Other current directorships and positions:

In France:

President of the supervisory board of SNI;
Member of the supervisory board of CNP.

Jean-Marc Espalioux

Age 55

Date of first appointment:
4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
2012

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 30, 2003

Member of the strategic research, innovation and sustainable development committee since September 14, 2006

Principal function outside the Company:

Chairman and chief executive officer of Financière Agache Investissement.

Other current directorships and positions:

Director of the supervisory board for the Groupe Flo;
Director of Air France-KLM;
Deputy director (censeur) of the supervisory board of Caisse Nationale des Caisses d’Épargne.

Chairman of the Groupe  Accor;
Member of the supervisory committee of Club Méditerranée ;
Permanent representative of Accor on the supervisory committee of Groupe Lucien Barrière SAS ;
Director of Accor.com ; Director of Vivendi ;
Director of Vivendi Universal ; Director of Fiat France ;
Director of Crédit Lyonnais ;
Director of Accor UK.

21
The appointment of Mr. de Romanet de Beaune to replace Mr. Mayer was approved by the board of directors of the Company on March 29, 2007 and will be submitted for ratification to a shareholder vote by the general assembly to be held on May 10, 2007.

Paul-Louis Girardot

Age 73

Date of first appointment: 4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
2012

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Member of the Accounts and Audit Committee since April 1, 2005

Member of the strategic research, innovation and sustainable development committee since September 14, 2006

Principal function outside the Company:

Chairman of the Supervisory Board of Veolia Eau

Other current directorships and positions:

In France:

Chairman of the supervisory board of Compagnie des Eaux de Paris;
Member of the supervisory board of Dalkia France;
Member of supervisory boards A and B of Dalkia;
Director of Veolia Transport;
Director of Veolia Propreté;
Director of Veolia Water;
Director of Société des Eaux de Marseille;
Member of the supervisory board of Compagnie des Eaux et de l’Ozone;
Vice-chairman of Comité de Basse Seine Normandie.

Chief executive officer of Vivendi Water;
Director of Eiffage;
Director of JC Decaux;
Member of the supervisory board of Telecom Développement;
Director of GG TS;
Member of the supervisory board of Vivendi Environnement;
Director of FCC (Spain).

Philippe Kourilsky

Age 64

Date of first appointment: 4/30/2003

Expiration of term:
2009

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Chairman of the strategic research, innovation and sustainable development committee since September 14, 2006

Principal function outside the Company:

Professor at the Collège de France.

Other current directorships and positions:

Member of the board of directors of Ecole Polytechnique;
Member of the board of directors of Collège International de Philosophie;
Member of the board of directors of LEEM Recherche.

Chief executive officer of Institut Pasteur;
Director of Institut Curie;
Director of Institut Pasteur de Lille;
Permanent representative of Institut Pasteur on the board of directors of Aventis Pasteur;
Director of Institut Pasteur de Montevideo (Uruguay), of Institut Pasteur de Hong Kong (China), of Institut Pasteur de Shanghai (China) and of Institut Pasteur de Séoul (South Korea).

Serge Michel

Age 80

Date of first appointment: 4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
2012

Principal Function within the Company:

Member of the board of directors of Veolia Environnement
President of the Nominations and Remuneration Committe since April 30, 2003

Principal function outside the Company:

Chairman of Soficot SAS

Other current directorships and positions:

In France:

Chairman of CIAM Domaine de Pin Fourcat;
Chairman of SAS Carré des Champs-Elysées;
Chairman of Société Gastronomique de l’Etoile (SAS);
Chairman of Groupe Epicure (SAS);
Member of the supervisory committee of Compagnie des Eaux de Paris;
Director of SARP Industries; Permanent representative of EDRIF on the supervisory committee of Veolia Eau-Compagnie Générale des Eaux;
Member of the supervisory committee of Société des Eaux de Trouville, Deauville et Normandie;
Permanent representative of CEPH on the board of directors of SEDIBEX;
Director of Vinci, Eiffage, LCC and Infonet Services.

Director of SOGEA;
Director of Fomento de Construcciones y Contratas (FCC) Holding (Spain);
Director of FCC Construccion (Spain);
Director of Cementos Portland (Spain);
Director of Vinci Construction;
Director of DB Logistique;
Director of STDB;
Member of the supervisory board of G+H Montage (Germany);
Chairman of the supervisory board of SEGEX.

Baudoin Prot Age 55 Date of first appointment: 4/30/2003 Expiration of term: 2009 Principal Function within the Company: Member of the board of directors of Veolia Environnement
Principal function outside the Company:

Director and Chief Executive Officer of BNP Paribas

Other current directorships and positions:

In France:

Director of Pinault-Printemps-Redoute; Director of Accor.

Outside France:

Director of Pargesa Holding SA (Switzerland);
Director of ERBE (Belgium);
Director of BNL (Italy).

Senior executive vice president of BNP Paribas;
Director of Péchiney, Leval Services, Banque Nationale de Paris Intercontinentale SA;
Member of the supervisory boards of Pinault-Printemps-Redoute and Fonds de Garantie des Dépôts;
Permanent representative of BNP Paribas on the supervisory board of Fonds de Garantie des Dépôts;
Chairman of the supervisory board of Meunier Promotion;
Chairman of the board of directors of Compagnie Immobilière de France;
Permanent representative of BNP Paribas on the boards of Accor, Cofinoga, Banque Pétrofigaz, Answork;
Chairman of the board of directors of BNP Paribas E3;
Member of the supervisory board of Cetelem;
Member of the supervisory board of Eurosecurities Partners.

Georges Ralli

Age 58

Date of first appointment: 4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
2012

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Principal function outside the Company:

Executive Vice President and Managing Partner of Lazard Frères SAS

Other current directorships and positions:

In France:

Executive vice president of Maison Lazard SAS;
Chairman and managing partner of Lazard Frères Gestion SAS;
Chairman-Chief Executive Officer and director of Lazard Frères Banque;
Director of Fonds Partenaires Gestion;
Director of VLGI;
Director of Chargeurs and Silic;
Deputy director (censeur) of Eurazeo.

Outside France:

Deputy Chairman of Lazard Group LLC (USA);
Chief executive of the European Investment Banking Committee of Lazard Group LLC (USA);
Member of the executive committee of Lazard Strategic Coordination Company LLC (USA);
Member of the board of directors of Lazard & Co. Srl (Italie).

Executive vice president of Lazard Frères Banque SA;
Director of Lazard Régions SA;
Permanent representative of Direct Finance SA;
Director of Doctissimo;
Director of Crédit Agricole Lazard Financial Products ;
Co-chairman of Comité Européen d’Investissement Bancaire.

Paolo Scaroni Age 60 Date of first appointment: 12/12/2006[22] Expiration of term: 2009 Principal Function within the Company: Member of the board of directors of Veolia Environnement
Principal function outside the Company:

Chief Executive Officer (CEO) of ENI (Italy).

Other current directorships and positions:

Outside France:

Member of the supervisory committee of ABN Amro Bank NV (the Netherlands);
Member of the board of directors of Il Sole 24 Ore (Italy);
Member of the board of directors of Teatro alla Scala (Italy);
Member of the board of directors of Columbia Business School (USA).
Chairman of Alliance Unichem plc (UK) ; Chief executive officer of Pilkington plc (UK) ; Chief executive officer of Enel (Italy).

Louis Schweitzer

Age 64

Date of first appointment: 4/30/2003

Expiration of term:
2009

Principal Function within the Company:

Member of the board of directors of Veolia Environnement
Member of the Nominations and Compensation Committee since April 30, 2003

Principal function outside the Company:

Chairman of the Board of Directors of Renault

Other current directorships and positions:

In France:

Chairman of the Haute Autorité de Lutte contre les Discriminations et pour l’Egalité;
Director of Électricité de France;
Director of BNP Paribas;
Director of l’Oréal;
Member of the consultative board of Banque de France;
Member of the board of public interest associations: Musée du Louvre, Musée du Quai Branly and Fondation Nationale des Sciences Politiques.

Outside France:
Vice-chairman of the supervisory board of Philips (Netherlands); Director of AB Volvo (Sweden); Chairman of the Board of Directors of Astra Zeneca (United Kingdom); Member of the consultative board of Allianz (Germany).
Chairman of Medef International; Chairman and chief executive officer of Renault; Chairman of the management board of Renault-Nissan BV; Director of Renault Crédit International Banque.

[22]
The appointement of Mr. Paolo Scaroni as the replacement for Mr. Laffer, approved by the board of directors of the Company on December 12, 2006, will be submitted for approval by the general assembly on May 10, 2007.

Murray Stuart

Age 73

Date of first appointment: 4/30/2003

Renewal of term:
5/11/2006

Expiration of term:
2012

Principal Function within the Company:

Member of the board of directors of Veolia Environnement

Member of the Nominations and Compensation Committee since April 30, 2003
Mr. Stuart does not currently hold positions or directorships in other companies.
Director of the Royal Bank of Scotland Group plc, of the National Westminster Bank, of Intermediate Capital Group plc;
Director of Scottish Power plc and Old Mutual plc;
Director of Hammersmith Hospitals NHS Trust.

Members of the board of directors may be contacted at the Company’s headquarters, located at 36/38 avenue Kléber, Paris, France.

Biographical information of directors

Henri PROGLIO is a graduate of the HEC business school in Paris. He joined Compagnie Générale des Eaux in 1972 and was appointed President and Chief Executive Officer of CGEA in 1990. He was appointed Executive Vice President of Vivendi Universal and Chairman and Chief Executive Officer of Vivendi Water in 1999. He became Chairman of the Company’s Management Board in 2000 and Chairman of its Board of Directors and Chief Executive Officer in April 2003.

Jean AZEMA holds an engineering degree from the Ecole Supérieure d’Agriculture de Purpan (ESAP) as well as a degree from the Centre National d’Etudes Supérieures de Sécurité Sociale (CNESS). He began his career at Caisse Régionale des Pyrénées Orientales from 1975 to 1978, and later worked at Caisse Régionale de l’Allier from 1979 to 1987. From 1987 to 1995, Mr. Azéma served as director of account management and consolidation at Caisse Centrale des Assurances Mutuelles Agricoles (CCAMA) and director of insurance at CCAMA. In 1996, he was appointed Chief Executive Officer of Groupama Southwest and, in 1998, of Groupama South. In June 2000, Mr. Azéma was appointed Chief Executive Officer of CCAMA. He was elected the Chairman of the French Federation of Mutual Insurance Companies (Fédération Française des Sociétés d’Assurance Mutuelle) in December 2001. He has been the Chief Executive Officer of Groupama SA and of Fédération Nationale Groupama since June 2000.

Daniel BOUTON holds a degree in political science and is a graduate of the Ecole Nationale d'Administration (ENA). As part of the French financial controllers’ civil service corps, he occupied a number of different positions in the French Ministry of Economy, Finance and Industry, including that of Budget Director, between 1988 and 1991. Since 1991 he has worked at Société Générale, serving as Managing Director from 1993 to 1997, and as Chairman and Chief Executive Officer from 1997 to the present.

Jean-François DEHECQ graduated from the Ecole Nationale des Arts et Métiers. After having been mathematics professor from 1964 to 1965 at the Lycée catholique Saint-Vincent de Senlis, he became a scientific research intern in the nuclear propulsion department of the army. In 1965 he joined the Société Nationale des Pétroles d’Aquitaine (SNPA, ex Elf Aquitaine). After four years working for the economics department (1965 to 1969), he became executive assistant (1969 to 1970), and then operations engineer (1970 to 1971) at the Plant in Lacq, a major site for gas supply in France. In 1973, he became chief executive officer of Sanofi, an important part of Elf Aquitaine. From 1982 to 1988, he was chairman and chief executive officer of Sanofi before taking charge in February 1988. In 1999, he became chairman and chief executive officer of Sanofi Synthelabo. In 2004, he organized the merger of Sanofi-Aventis. Mr. Jean-François Dehecq is currently chairman of the board of directors of Sanofi-Aventis.

Augustin DE ROMANET DE BEAUNE holds a diploma from the IEP in Paris and the Ecole Nationale d’Administration (ENA). He began his career as a budget director within the Ministry of Economics and Finance. In 1990, he was finance attaché within the French permanent mission to the European Community in Brussels, before returning to the budget department as chief of the budgetary analysis and politics bureau. In 1995, he became a technical advisor within the Ministry of Economics and Finance and technical consultant, followed by chief of staff of the budget secretary. After having served as budgetary consultant to the deputy minister of budgets, government spokesperson and mission head within the Ministry of Economics and Finance between 1995 and 1997, he became deputy director reporting to the budget director, then deputy director in charge of the transportation sector reporting to the budget director. In 1999 and 2000, he was named director of Oddo et Compagnie and managing partner of Oddo Pinatton Corporate. In 2002, he was chief of staff to the deputy budget minister and assistant chief of staff of the Minister of Economy, Finance and Industry. From 2004 to 2005, he was chief of staff of the Minister of Employment, Work and Social Cohesion and assistant chief of staff to the Prime Minister and assistant secretary general for the President of the Republic. After having served as assistant director of finance and strategy and as member of the executive committee of Groupe Crédit Agricole since October 2006, he was named chief executive officer of the Caisse des Dépôts et Consignations on March 7, 2007.

Jean-Marc ESPALIOUX holds degrees in political science, law and economics, is an alumnus of ENA and served in the French financial controllers’ civil service corps from 1978 to 1983. In 1984 he joined Compagnie Générale des Eaux, where he served as Chief Financial Officer from 1987 to 1996 and as Deputy Managing Director from 1996 to 1997. Having been a director of Accor from 1987 to 1996, he served as Chairman of the Management Board of Accor from 1997 to 2006. Since July 2006, he has been chairman and chief executive officer of Financière Agache Investissment.

Paul-Louis GIRARDOT was a Director and the Chief Executive Officer of Vivendi until 1998. While there, he contributed greatly to the development of its activities in the area of telephonic communication, in particular radio-telephone. Currently, his work is principally focused on developing the Company’s outsourcing business in its water division. He has also assisted in Veolia Environnement’s development in the area of energy services and the production of decentralized electricity (co-generation), through Dalkia. He has been serving as the Chairman of the Supervisory Board of Veolia Eau-Compagnie Générale des Eaux since 2001.

Philippe KOURILSKY is a graduate of the École Polytechnique in France. He joined the Institut Pasteur in 1972. He is currently a professor at the Collège de France.

Serge MICHEL has spent his entire career in the construction and public works business, having served as Vice President of Compagnie de Saint Gobain, Deputy Managing Director and President of SOCEA, Chairman of S.G.E. until 1991, Chairman of CISE until 1997 and Deputy Managing Director of Compagnie Générale des Eaux (which became Vivendi Universal) until 1992. He is currently Chairman of Soficot, which he founded in 1997.

Baudoin PROT is a graduate of the HEC business school in Paris and ENA. From 1974 to 1983, Mr. Prot was successively the Deputy Prefect of the Franche-Comté region of France, French General Inspector of Finance, and the Deputy Director of Energy and Raw Materials of the Ministry of Industry. He joined Banque Nationale de Paris (BNP) in 1983, where he served in various positions before becoming Executive Vice President in 1992 and Chief Executive Officer in 1996. After having been a director and executive vice president of BNP Paribas since March 2000, he was named a director and chief executive officer of BNP Paribas in June 2003.

Georges RALLI holds degrees in finance, political science (from the Paris Institute of Political Science (IEP)) and business. He began his banking career at Crédit Lyonnais (1970-1981) and later headed the department of financial negotiations at Crédit du Nord. In 1982, he served as Secretary of the Commission for the Development and Protection of Savings. In 1986, Mr. Ralli joined Lazard, becoming a managing partner in 1993 and then co-head of mergers and acquisitions at Lazard LLC in 1999. Since 2000, Mr. Ralli has been deputy chairman and a member of the executive committee of Lazard LLC (U.S.) and an executive vice president of Lazard Frères (Paris). Since 2006, he has been Chief Executive of the European Investment Banking Committee of the Lazard Group LLC.

Paolo SCARONI holds a degree in economics from Bocconi University in Milan and has an MBA from Columbia Business School (New York). After having spent a year with McKinsey & Company following his MBA, he held various positions between 1973 and 1985 with Saint Gobain where he became chairman of the “flat glass” department. In 1985, Paolo Scaroni became chief executive officer of Techint, while also being chairman of Falck and chief executive officer of SIV, a joint-venture between Techint and Pilkington plc. He became chief executive officer of Pilkington plc in 1996 until May 2002. Following being chief executive officer of Enel from 2002 to 2005, he became chief executive officer of Eni in June 2005, a position he still currently holds.

Louis SCHWEITZER is a graduate of the Institut d’Etudes Politiques de Paris and ENA. He has served as Inspector of Finances and, from 1981 to 1986, as Chief of Staff of Mr. Laurent Fabius, who over the same period was Deputy Minister of Budget, Minister of Industry and Research and Prime Minister of France. In 1986, Mr. Schweitzer joined Renault’s senior management as Director, and later served as Director of Planning and Management Control, Chief Financial Officer (in 1989) and Executive Vice President. He became Chief Executive Officer of Renault in 1990 and Chairman and Chief Executive Officer in May 1992. He served in this position until April 29, 2005, at which point his sole function within Renault became Chairman of the Board of Directors.

Murray STUART holds degrees in literature and law from the University of Glasgow, and is also trained as an accountant. He has pursued a career in industry, commerce and financial services. Mr. Stuart has worked for International Computers Plc (as Chief Financial Officer and Deputy Director), Metal Box plc and Carnaud Metalbox (as Vice-President) and Scottish Power Plc (as President from 1992 to 2000). Until May 2002, he also served as Executive Vice President of the Audit Commission for Public Services in the UK, as President of Trust Hammersmith Hospitals NHS, an important public health education and research center in London, and as a director of Royal Bank of Scotland Group plc.

14.2	Legal judgments, bankruptcies, conflicts of interest and other information

To the Company’s knowledge, there is no familial relation between members of the board of directors.

To the Company’s knowledge, during the last five years: (i) no condemnation for fraud has been pronounced against any member of the board of directors of Veolia Environnement, (ii) no member of the board of directors has been associated with any bankruptcy, escrow or liquidation proceeding, and (iii) no charge and/or official public sanction has been issued against such persons by legal or regulatory authorities (including designated professional bodies).

Moreover, to the Company’s knowledge, no director has been prevented by a court during the last five years from acting as part of an issuer’s management or supervisory board, or from participating in the management or conduct of an issuer’s business.

To the Company’s knowledge, there is no conflict of interests at the level of the board of directors or management of Veolia Environnement. In addition to the provisions of the French Commercial Code relating to regulated agreements (conventions réglementées), the board of directors’ internal charter provides that directors must inform the board of directors of any existing or potential conflict of interests and abstain from voting in any situation where such a conflict of interests exists.

There is no current arrangement or agreement with the Company’s principal shareholders, or with clients or suppliers, pursuant to which a person has been selected to act as a member of the board of directors or of management.

To the Company’s knowledge, the members of the board of directors have not agreed to any restrictions on their ability to transfer or sell any interest in the Company’s share capital that they might hold23 .

[23]	Except a provision of the Company’s articles of association pursuant to which each director must hold at least 750 VE shares in registered form.

CHAPTER 15
COMPENSATION AND BENEFITS OF DIRECTORS AND SENIOR EXECUTIVES

15.1	Compensation of the chairman and chief executive officer and of directors

Set forth below is the total compensation (including benefits) paid during fiscal year 2006 to directors and the chairman and chief executive officer by the Company and by its subsidiaries as defined in article L.233-16 of the French Commercial Code (Code de commerce).

15.1.1	Chairman and chief executive officer’s compensation

Compensation paid to Mr. Proglio in 2006 was determined according to terms proposed by the nominations and compensation committee and approved by the board of directors.

During 2006, Mr. Proglio received the fixed portion of his compensation for 2006 as well as the variable portion of his compensation for the 2005 fiscal year paid in 2006, which was determined at the board of directors’ meeting of March 28, 2006. He also received other benefits (avantages en nature), as well as the directors’ fees to which he was entitled as a director of Veolia Environnement and certain of its subsidiaries.

2006 Fixed Compensation

The board of directors followed the recommendation of the nominations and compensation committee, and decided during the meeting held on March 28, 2006 to maintain the fixed portion of Mr. Proglio’s compensation for the 2006 fiscal year at the same level of that for 2005, in other words an amount of €945,000.

Variable Compensation

70% of the variable portion of compensation is based on the satisfaction of various performance criteria that have been pre-determined by the board of directors, while 30% is based on qualitative performance as determined by the board.

•
Variable compensation for 2005: Based on the recommendations of the nominations and compensation committee, the board of directors decided at its meeting of March 29, 2005 that the performance indicators to be used by the board in determining the quantitative portion of Mr. Proglio’s variable compensation in respect to the 2005 fiscal year (based on IFRS accounts and on the objectives of the 2005 budget) would be: the level of return on capital employed and the level of EBIT (recurring operating income), with each indicator carrying a 50% weighting. At its meeting of March 28, 2006, the board awarded Mr. Proglio €1,062,500, that is 100% of the variable portion of his compensation for the 2005 fiscal year, based on its qualitative assessment of his performance as well as the achievement of the performance objectives set forth above.

•
Variable compensation for 2006: Based on the recommendations of the nominations and compensation committee, the board of directors decided at its meeting of March 28, 2006 that the performance indicators (under IFRS) to be used by the board in determining the quantitative portion of the chairman and chief executive officer’s variable compensation in respect to the 2006 fiscal year, based on the objectives of the 2006 budget and achievements, would be the recurring operating income and the recurring net income. For the fiscal year 2006, the board of directors decided to replace the criteria for the return of capital employed by the recurring net income according to new accounting standards relating to concessions that will substantially impact the return on capital employed (bringing about an automatic increase of this ratio). At its meeting of March 29, 2007, the board awarded Mr. Henri Proglio €1,275,000, that is 100% of the variable portion of his compensation for the 2006 fiscal year, based on application of formulas and taking into account results obtained.

Other Benefits

In addition to the fixed and variable compensation described above, Mr. Proglio received benefits in 2006 totaling €2,666, relating to use of a company car.

Directors’ fees paid by Veolia Environnement and its subsidiaries

In 2006, Mr. Proglio received gross directors’ fees from Veolia Environnement totaling €38,250, which were paid in respect of the last quarter of 2005 and the first three quarters of 2006 (fees due for the last quarter of 2006 were paid in January 2007). Directors’ fees paid to Mr. Proglio are subject to French taxes (CSG/CRDS deduction) that are withheld from the amounts paid to Mr. Proglio.

Mr. Proglio also received directors’ fees with respect to offices he holds in Veolia Environnement’s subsidiaries in both France and abroad totaling €66,382.

Variation between Mr. Proglio’s Compensation in 2005 and 2006

The table below sets forth total gross compensation paid to Mr. Proglio in 2005 and 2006 (including fixed and variable compensation, directors’ fees and benefits).

	Various compensation
(in euros)	Fixed	Variable	Directors’ fees paid by VE	Directors’ fees paid by subsidiaries	Benefits(1)	Total gross compensation
Compensation paid in 2005	944,996(2)	850,000(3)	34,000	70,912	2,616	1,902,524
Compensation paid in 2006	944,996(2)	1,062,500(4)	38,250	66,382	2,666	2,114,794

(1)	Related to a company car.

(2)	The amount approved by the board of directors (€945,000) was rounded when paid.

(3)	Variable compensation due in respect of the 2004 fiscal year and paid in 2005.

(4)	Variable compensation due in respect of the 2005 fiscal year and paid in 2006.

Retirement Plan

Mr. Proglio benefited from a collective supplementary retirement plan with a fixed subscription (cotisations définies) that Veolia Environnement provides to its senior management, and the collective supplementary retirement plan with defined benefits (prestations définies) put in place by the Company as of the 2006 fiscal year for its chairman and chief executive officer and the members of the Executive Committee (cf.§15.2).

Obligations concerning share subscription and share purchase options granted to the president and chief executive officer and granting of free shares.

The law of December 30, 2006, relating to the development of the participation of employees in stock ownership plans, introduced new measures included in article L.225-185 of the Commercial Code, regarding share subscription options or share purchase options granted to legal representatives. The board of directors must decide whether the options cannot be exercised by the parties before the end of their functions, or must fix the quantity of shares held following the exercise of options which they have to conserve until the end of their functions. The same constraints are applicable to shares granted freely to the chairman and chief executive officer under Article L.225-197-1 of the Commercial Code. These provisions are applicable to plans implemented after the law came into effect.

Following the publication of this law, the nominations and remuneration committee undertook a review of the provisions that may be applied to the next stock option plan for the benefit of the chairman and chief executive officer, and presented its conclusions to the board on March 29, 2007 (cf.§17.3.3 below).

According to these recommendations, the board adopted internal rules pursuant to which Henri Progolio will have to form and retain a portfolio of Veolia Environnement shares in proportion to the excess value, net tax and financing, realized on the exercised options. In accordance with these regulations, the president and chief executive officer will hold a portfolio of the Company’s shares equal to 50% of the remaining shares issued by the exercise, after payment of taxes (taxation of the exercise value and corporate payments) and the cost of financing (number of options which it is necessary to exercise to finance the exercise price of the portfolio).

Because the policy of granting free shares decided by the board of directors during its meeting of March 29, 2007 (cf.§17.4 below) did not include the granting of any shares to the chairman and chief executive officer, the board did not define, for the chairman and chief executive officer any restrictions such as those applicable to share subscription or purchase options.

15.1.2	Board of directors’ compensation[24]

Directors’ Fees Paid in 2006

24
With the exception of the chairman and chief executive officer, the members of the board of directors do not receive any compensation other than the fees paid in connection with their participation in the Company’s or its subsidiaries boards (jetons de présence). The figures below therefore represent such persons’ compensation for serving as directors only.

The table below sets forth the amount of the fees paid to board directors during 2006 and 2005 by both Veolia Environnement and its subsidiaries:

Director	Directors’ fees paid by Veolia Environnement (in euros)				Directors’ fees paid by Subsidiaries (in euros)
	2006		2005		2006	2005
Jean Azema	48,250		45,250		0	0
Daniel Bouton	48,250		39,000		0	0
Jean-François Dehecq (1)	15,495		n/a		0	n/a
Jean-Marc Espalioux	48,250		45,250		0	0
Jacques Espinasse (2)	16,500		34,000		0	0
Paul-Louis Girardot	48,250		45,250		48,535	49,059
Philippe Kourilsky	38,250		34,000		0	0
Arthur Laffer (3)	28,688	*	25,500	*	0	0
Francis Mayer (3)	38,250		34,000		0	0
Serge Michel	76,250		65,000		10,025	8,213
Baudoin Prot	38,250		34,000		0	0
Georges Ralli	38,250		34,000		0	0
Louis Schweitzer	48,250		45,250		0	0
Murray Stuart	84,188	*	57,750	*	0	0

*	Net amount after tax withholdings.

(1)	Appointed by the shareholders’ meeting of May 11, 2006.

(2)	Term of the office as director expired at the end of the shareholders’ meeting of May 11, 2006.

(3)	End of the office recorded by the board of directors on December 12, 2006.

Total Amount and Division of Directors’ Fees

The total annual amount of fees to be paid to the Company’s directors set at €600,000 by the shareholders’ meeting held on April 30, 2003, was not modified until 2006. However, following the recommendation of the nominations and compensation committee, the board of directors decided in March 2005 to modify the allocation of fees in order to take into account the appointment of an additional member to the accounts and audit committee, the replacement of a member on the nominations and compensation committee, as well as the duties incumbent upon the chairman of the accounts and audit committee in particular.

On May 11, 2006, following recommendations by the board of directors, the shareholders’ meeting increased to €770,000 the total fees to be paid to directors from fiscal year 2006. The proposed increase was designed to take into account the duties incumbent upon committee members (in particular those of the accounts and audit committee) and to align the Group’s practices with those of other companies included in the CAC 40 that are listed in the U.S.

At the meeting of March 28, 2006, the board of directors decided to allocate directors’ fees of €730,000 for the 2006 fiscal year as follows:

•	Person acting in role of board member only: €40,000

•	Person acting in role of board member and committee member: €50,000

•	Chairman of the nominations and compensation committee: €80,000

•	Chairman of the accounts and audit committee: €120,000

The board of directors, during its meeting on March 29, 2007, decided not to propose an increase in director’s fees of €770,000 to the general meeting to be held on May 10, 2007, but has modified the distribution among directors in order to account for the creation of the strategic research, innovation and sustainable development committee (cf. § 16.2.1.3 infra). The board thus decided to allocate €60,000 to the chairman of the strategic research, innovation and sustainable development committee and €60,000 to the two other members of the strategic committee who are also members of the accounting and auditing committee for their seat on these two committees. Otherwise, the distribution described above remains unchanged.

15.2	Retirement and other benefits

In 2006, there was no contract between board members (including the chairman and chief executive officer) and the Company or its subsidiaries that provided for compensation or other indemnity to be paid to such board member in the event he ceased to perform services on behalf of the Company or its subsidiaries other than the supplementary collective retirement plan as described above.

In addition, neither the Company nor its subsidiaries has allocated any amount for the payment of pension or retirement benefits to any board member named in paragraph 14.1, other than the Chairman and Chief Executive Officer (within the guidelines set forth below)25 .

Supplementary retirement plan with defined benefits for the chairman and chief executive officer and other members of the executive committee.

At its meeting of September 15, 2005, the board of directors decided to establish a supplementary retirement plan with defined benefits, starting from the fiscal year 2006, for the chairman and chief executive officer and other members of the executive committee, in line with the practices of other companies listed in the CAC 40. This supplementary retirement plan is a regulated agreement subject to the new provisions of Article L.225-42-1 of the French Commercial Code, and was approved at the general shareholders’ meeting of May 11, 2006.

[25]
Veolia Environnement paid an annuel contribution (cotisation) in connection with the executive officers’ collective supplementary retirement plan with a fixed subscription for the benefit of Henri Proglio.

The supplementary retirement plan, whose financing is outsourced to an insurance company, has the following characteristics:

•
a specific regime that takes into account the cancellation following the separation of the groups Vivendi and Veolia Environnement of the retirement plan from which Group executives benefited until December 31, 2002 and the acquired seniority as employees of the former principal shareholder of the Company, Compagnie Générale des Eaux (later named Vivendi Universal, and then Vivendi);

•	a retirement benefit that is in addition to other retirement benefits, acquired as a function of seniority, which is capped at 25% of covered compensation (for 25 years of seniority);

•	a limit on total retirement benefits fixed at 50% maximum of covered compensation based on the average of the three most recent compensations received.

As of December 31, 2006, and based on current estimates, the total cost of this retirement plan (current value of future benefits or Valeur Actuelle des Prestations Futures) is expected to amount to €25.7 million for the members of the executive committee, of which €11.5 million is allocated to the chairman and chief executive officer. This is subject to the beneficiaries’ continued service with the Company until the time that they retire, in accordance with the provisions of the French “Fillon” law.

15.3	Compensation of executive committee members

In 2006, the aggregate amount of compensation paid to members of Veolia Environnement’s executive committee named in Chapter 16 supra (paragraph 16.1.2 hereof), excluding the chairman and chief executive officer, for services in all capacities was €4,381,494, of which €2,431,494 represented the fixed portion of 2006 compensation and €1,950,000 represented the variable portion of compensation relating to the 2005 fiscal year which was paid in the first half of 2006.

The table below sets forth the total gross compensation (including fixed and variable compensation) paid to members of Veolia Environnement’s executive committee, excluding the chairman and chief executive officer, by Veolia Environnement in 2005 and 2006:

(in euros)	Fixed compensation	Variable compensation	Total compensation
Compensation paid in 2005	2,393,989	1,539,360*	3,933,349
Compensation paid in 2006	2,431,494	1,950,000**	4,381,494

*	Variable compensation due in respect of the 2004 fiscal year and paid in 2005.

**	Variable compensation due in respect of the 2005 fiscal year and paid in 2006.

In addition to the above compensation, a profit-sharing payment of €36,000 in respect of the 2005 fiscal year was paid in June 2006.

Directors fees to members of the executive committee of the Company totaled €201,065 as result of their positions within companies of the Groupe Veolia Environnement in France and abroad.

CHAPTER 16
FUNCTIONING OF BOARD OF DIRECTORS, MANAGEMENT AND SUPERVISORY BODIES

16.1	Functioning of supervisory bodies and management

16.1.1	Board of directors

At its meeting on April 30, 2003, the board of directors adopted an internal charter, as well as internal charters for each board committee, aimed at following the recommendations of the report of a French blue ribbon panel chaired by Mr. Daniel Bouton for the improvement of corporate governance in French public companies.

Veolia Environnement believes that its practices conform to currently standard corporate governance practices in France.

Composition and appointment

The Company’s board of directors must have between 3 and 18 members, subject to applicable law. Each director must own at least 750 of the Company’s shares in registered form. Each director is elected by the shareholders at an ordinary general meeting of the shareholders for a renewable six-year term, based on proposals made by the board of directors, which itself receives proposals from the nominations and compensation committee. The board of directors elects a chairman and, if necessary, one or two vice-chairmen, for a term not exceeding the length of such persons’ terms as directors.

The Company’s directors can be removed from office by a majority shareholder vote at any time.

As of the date of filing of this reference document, the board of directors had 14 members (see chapter 14, section 14.1 supra). The board of directors does not include any members elected by employees or any deputy directors (censeurs), but a representative of the Company’s works council attends board of director meetings in a consultative role.

The terms of half of the Company’s directors (or, if the Company has an uneven number of directors, half plus one additional director) comes up for renewal every three years on a rolling basis.

Following the recommendations made by the nominations and compensation committee at the board of directors’ meeting held on March 28, 2006, the shareholders’ meeting of May 11, 2006 renewed the terms of Daniel Bouton, Jean-Marc Espalioux, Paul-Louis Girardot, Serge Michel, Georges Ralli and Murray Stuart for six years, and appointed Mr. Jean-Francois Dehecq as a replacement for Mr. Jacques Espinasse. The terms will now come up for renewal based on seniority of appointment.

Evaluation of the independence of directors

To qualify as “independent” under the board of directors’ charter, a director must not have any relations with the Company, its subsidiaries or management that could impair his objective judgment. The board of directors’ charter sets forth in detail the independence criteria that each director must satisfy, which are based on the recommendations of the Bouton report for the improvement of corporate governance.

Nevertheless, the board of directors’ charter provides a certain measure of flexibility in applying these independence criteria: the board of directors may deem that one of its members is independent in light of the specific facts and circumstances of that member, even if that member fails to meet all of the independence criteria set forth in the charter; on the contrary, the board may consider that one of its members should not be declared independent even though he meets the charter's independence criteria.

The board of directors’ charter provides that the board must annually evaluate the independence of each of its members prior to publication of the Company’s reference document. This evaluation must take into account the independence rules set forth in its charter, the particular facts and circumstances involved and the conclusions of the Company’s nominations and compensation committee.

After receiving the conclusions of the nominations and compensation committee, the board of directors proceeded with its annual evaluation of the independence of its members on March 28, 2006. At this meeting, the board of directors confirmed the independence of Messrs. Jean Azema, Daniel Bouton, Jean-Marc Espalioux, Arthur Laffer, Francis Mayer, Baudoin Prot, Louis Schweitzer and Murray Stuart and qualified as independent Mr. Jean-François Dehecq, who was appointed by the shareholders meeting of May 11, 2006.

Mr. Philippe Kourilsky was not requalified as independent director by the board of directors as he has exercised the position of scientific consultant at the Institut Veolia Environnement since September 1, 2005. As for existing relationships between Veolia Environnement and Société Générale and BNP Paribas, of which Mssrs. Daniel Bouton and Baudoin Prot are respectively chief executive officers, the board of directors deemed that the Company’s financial situation, its independence with regard to bank financing and the limited nature of the Company’s commitments with these banks enabled it to consider these board members to be independent within the board of directors.

On March 29, 2007, the board of directors conducted a new evaluation of board members’ independence, and concluded that Mr. Azéma, Mr. Bouton, Mr. Dehecq, Mr.Espalioux, Mr. Prot, Mr. Schweitzer and Mr.Stuart listed above continued to satisfy the board’s independence criteria, as well as Mr. Paolo Scaroni, appointed by the board of directors on December 12, 2006 and whose nomination will be submitted for ratification by the shareholders’ meeting of May 10, 2007. The board of directors has postponed the evaluation of independence of Mr. de Romanet de Beaune, newly appointed, until a later meeting.

Accordingly, as of the date of filing of the French version of this reference document, the board of directors had eight independent members.

Compensation

Director compensation may take two forms: directors' fees paid for attending meetings of the board of directors (jetons de présence), which are set by the Company’s annual shareholders’ meeting, and the allocation of which is determined by the board of directors pursuant to recommendations of the nominations and compensation committee, and exceptional compensation, which may be awarded by the board of directors under conditions set by law.

On May 11, 2006, pursuant to a proposal of the board of directors,26  the combined shareholders’ meeting voted to increase the directors’ fees to be allocated among members of the board of directors of 600,000 to 770,000 euros (see the rules on allocation of these fees at section 15.1.2 supra). This increase was designed in particular to align the Group’s practices with those of other companies included in the CAC 40 that are listed in the U.S.

No exceptional compensation was awarded to directors in 2006.

[26]	Based on a proposal made by the nominations and compensation committee to the board of directors on March 28, 2006.

Functioning and activity in 2006

The chairman of the board of directors organizes and supervises the work of the board, on which he reports to shareholders. The chairman is also responsible for supervising the Company’s corporate bodies and, in particular, ensuring that directors are capable of fulfilling their duties.

Directors may participate in board deliberations through videoconference or telecommunication.27  They are deemed present for purposes of calculating quorum and majority requirements when participating through such means, except when certain important decisions are made as set forth under applicable law (e.g., establishment of annual statutory and consolidated financial statements and management report). In 2006, two directors participated in board deliberations through videoconference (each for one meeting of the board of directors).

The charter of the board of directors calls for the board to meet at least four times per year. During the 2006 fiscal year, the board of directors met eight times, including two special meetings, one devoted to a strategic operation and the second to a significant acquisition.

Board meetings last a little over two hours on average, which allows for thorough examination and discussion of items on the agenda. The average attendance level at board meetings in 2006 was approximately 73%.

In 2006, in addition to providing legal and financial authorizations, the board of directors primarily addressed the following subjects, among others: corporate governance (evaluation of board members’ independence, chairman and chief executive officer compensation and allocation of directors’ fees, renewal in the make-up of the board of directors and appointment of a director, improvement in the board’s functioning and creation of the strategic committee for research, innovation and sustainable development), annual and half-year financial statements, analysis of the implementation of IFRIC interpretation project D12/D13/D14 relating to the accounting treatment of concessions, consolidated budget for 2007, approval of significant financial transactions, divisions’ activities presentations (energy sector and transportation business), 2006 stock options plan, employee savings plans and share capital increase reserved for employees (Group Savings Plan). In addition, the board of directors devoted one meeting to the review of the Group’s strategy, in the form of a presentation and analysis of long-term plan.

Board Evaluation

The board of directors is required to evaluate once a year its work and procedures each year, in order to improve its efficiency, verify that important matters are adequately prepared and discussed within the board and measure the contribution of each board member.

In addition, the board’s internal charter provides that a formal evaluation of its functioning must occur every three years, under the direction of an independent director and an outside consultant, if necessary. This formal evaluation is meant to verify that the board is conducting its work in accordance with its charter, and to identify ways in which functioning and performance can be improved.

The first formal evaluation occurred during the first quarter of 2004, with the preliminary analysis being conducted under the supervision of the chairman of the nominations and compensation committee. A detailed questionnaire and individual interviews with directors served as the basis for the preliminary analysis, the results of which were presented in detail by the committee and debated at the board of directors’ meeting held on June 22, 2004. During the same meeting, the board of directors also evaluated the performance of Company management on the basis of the nominations and compensation committee’s report. The functioning of the board of directors, its committees and executive management was considered to be satisfactory as a whole by the Company’s directors. However, certain areas were targeted for improvement. These areas included developing more presentations regarding the Group’s operating activities, expanding information related to competition, corporate strategy and research and development, and increasing the frequency of information concerning cash flows, off-balance sheet commitments and risk management. The board of directors had decided not to create any new committees or restructure any existing committees at this time, but examined the possibility of strengthening the accounts and audit committee. This measure was implemented beginning on April 1, 2005 by the appointment of an additional member of the accounts and audit committee while a member of the nominations and compensation committee was replaced.

[27]
Under conditions set forth in the decree of March 23, 1967, as amended. This ability is provided for in the internal regulations of the board of directors, which allows board members to participate in board meetings by videoconference and any other manner permitted by applicable law.

In 2005, at its meeting of March 29, the board of directors reserved part of its agenda to a discussion of the progress made in improving its functioning, in particular increasing the frequency of reporting to directors. In this regard, in addition to informing it of important information immediately, management began to provide it with a detailed description of the Group’s activities, market trends and other initiatives on a semi-annual basis.

In 2006, the board of directors devoted part of its agenda on December 12 to a review and debate over its functioning. Prior to this discussion, the chairman of the nominations and compensation committee sent a questionnaire to each director, the answers to which were analyzed and then presented to the board. The directors believe that a clear improvement in its functioning occurred since the first formal evaluation conducted in 2004. However, the directors did express the need for more time to consider certain specific subjects (strategy, major acquisitions) in order to have a deeper understanding of subjects to be considered during board meetings and, as the case may be, to prepare questions. They also suggested that at a meeting and discussion regarding the strategy of the Company should be carried out at least once a year, when the need arises with the directors of the Divisions of the Group, and that more time be consecrated to this subject. Finally, the directors asked to have annual or biannual presentations regarding competition and an improvement in the presentation of the financial criteria of the Company (treasury, indebtedness of the Group and capital resources) in comparison with the same criteria or financial aggregate held by similar groups.

The next formal evaluation will take place during 2007.

Information Available to Directors

The chairman supplies directors with timely information allowing them to fully exercise their duties, and communicates to directors in a continuous manner all significant information concerning the Company. Each director may request and receive any information necessary to carry out his duties, and may receive additional training concerning the Group and its activities if he so desires.

As requested by the members of the board of directors, management strives to deliver documents to be used in board meetings in a timely fashion to directors and communicate without delay any material information concerning the Group, including communication between board meetings.

In 2006, the board of directors was periodically informed of the Company’s financial situation, cash flows and off-balance sheet commitments primarily through reports by the accounts and audit committee. In addition, the board of directors pre-approved all material financing transactions in accordance with its charter.

In order to perform their duties, directors may meet with the Company’s principal executive officers upon prior notice to the chairman of the board of directors. As a result, the Group’s senior executive vice-president regularly participates in board meetings. In addition, executive officers are periodically invited to attend board meeting specifically devoted to their areas of activity. For instance, following a presentation by the head of the water division in December 2004, the head of Veolia Propreté participated at a board meeting held in July 2005, at which he gave a detailed presentation on this division’s operating activities, strategy and competitors. Similar presentations were made by the heads of Veolia Environnement’s Energy Services and Transportation divisions at board meetings held on July 6 and December 12, 2006.

Duties of Directors

The charter of the board of directors provides that each of the Company’s directors is bound by a number of duties and obligations, such as: (i) a duty to act in the corporate interest of the Company, (ii) an obligation to inform the board of directors of any existing or potential conflict of interests and to abstain from voting in any situation where such a conflict of interests exists, as well as an obligation to inform the chairman of the board of any agreement entered into by the Company or on its behalf in which he has any direct or indirect interest, (iii) a duty of professional secrecy, and (iv) an obligation to comply with the Company’s insider trading policy.

Each director receives a “Director’s Guide” containing the following documents: the Company’s articles of association, the list of powers of the chairman and chief executive officer, the charter of the board of directors, the charters of the accounts and audit committee and the nominations and compensation committee, the rules to be followed by directors for reporting trades in the Company’s shares, and a copy of the Company’s ethics program entitled “Ethics, Commitment and Responsibility”. Further, the “Director’s Guide” is updated as often as necessary.

Regarding insider trading, directors must report trades in the Company’s shares to the AMF and to Veolia Environnement, and must comply in general with the provisions of article L.621-18-2 of the Code monétaire et financier (see §17.6 below). The procedures and modalities of this reporting are repeated in the Company’s code of conduct regarding trading of shares.

Powers of the Board of Directors

Under French law and the Company’s articles of association, the board of directors has broad powers to act on behalf of the Company within its corporate purposes and to define and implement the Company’s policies, subject to those powers expressly granted by law or the Company’s articles of association to shareholders. The board of directors can address any issue relating to the Company’s affairs.

In addition to the powers that the board of directors disposes of by law, company rules require the chief executive officer to seek out prior board approval for certain significant decisions. These internal limits are described in more detail below in the paragraphs devoted to management.

16.1.2	Organization of management

Powers of the chairman and chief executive officer’s limitation

Following the board of directors’ decision on April 30, 2003, management functions are overseen by the chairman of the board of directors, who acts as chief executive officer for the Company. The chief executive officer has the broadest powers to act on behalf of and to represent the Company in all circumstances. He must exercise this power consistently with the Company’s corporate purpose and subject to those powers expressly reserved by law to the Company’s shareholders and its board of directors.

In addition, pursuant to the board of directors' charter and the board of directors' decision of April 30, 2003, decisions of the chief executive officer on any of the following matters are subject to the prior authorization of the board of directors:

•	determination of the Group’s strategic orientation;

•
transactions in line with the Company’s strategy in excess of €300 million per transaction or, if these transactions are not part of the budget, in excess of €150 million, unless they consist of financing transactions;

•	transactions not in line with the Company’s strategy in excess of €100 million per transaction, unless they consist of financing transactions;

•	financing transactions (whatever their terms) representing an amount in excess of €1.5 billion per transaction; and

•	transactions involving the Company’s shares representing an amount in excess of 1% of total outstanding shares.

Thus, in 2006, pursuant to these internal regulations, major financial transactions (authorization for the augmentation of the EMTN program and deliverance of guarantees), as well as major external growth and strategic cooperation projects were subject to prior authorization by the board of directors, in addition to the determination of the Group’s strategic orientation.

Executive committee

Following the change of the Company’s corporate form on April 30, 2003, and in application of its governance principles, the Company’s chairman and chief executive officer created an executive committee at which each of the Company’s four operating divisions is represented.

As of the date of filing of this reference document, the executive committee had seven members28 :

•	Henri Proglio (Chairman and Chief Executive Officer),

•	Jérôme Contamine (Senior Executive Vice President),

•	Olivier Barbaroux (Executive Vice President, Head of Veolia Énergie (Dalkia)),

•	Antoine Frérot (Executive Vice President, Head of Veolia Eau - Compagnie Générale des Eaux),

•	Denis Gasquet (Executive Vice President, Head of Veolia Propreté),

•	Stéphane Richard (Executive Vice President, Head of Veolia Transport), and

•	Alain Tchernonog (General Secretary).[29]

The executive committee meets approximately every fifteen days, and is chaired by Mr. Henri Proglio. It helps to determine the principal strategy of the Group.

16.2	Functioning of corporate bodies of Veolia Environnement

16.2.1	Board committees

Following the Company’s transformation into a société anonyme à conseil d’administration on April 30, 2003, its existing accounts, audit and commitments committee and nominations and compensation committee were retained and their charters adapted to the needs of the new board of directors of the Company.

[28]	Mr. Eric Marie de Ficquelmont (Executive Vice President - Human Resources), has no longer been a member of the Company’s executive committee since January 2007.

[29]	Mr. Alain Tchernonog, General Secretary, has been a member of the executive committee since January 1, 2007.

16.2.1.1	Accounts and audit committee

The accounts, audit and commitments committee was renamed the “accounts and audit committee” at the board of directors’ meeting of March 9, 2006; its missions as described in the rules of procedure were updated during the committee meeting of May 11, 2006 in order to take into account evolutions in American regulations concerning the evaluation of internal controls on financial and accounting information.

The committee consists of three to five members appointed, along with its Chairman, by the board of directors based on the recommendation of the nominations and compensation committee.

As of the date of filing of this reference document, the committee consists of three members,30  two of whom are independent (*) under the board’s charter31 : Murray Stuart (*) (chairman), Jean-Marc Espalioux (*) and Paul-Louis Girardot.

According to the committee’s charter, members must be selected on the basis of their financial or accounting skills. At its meetings of March 5, 2004 and March 29, 2005, the board of directors determined that Messrs. Espalioux, Girardot and Stuart qualified as “audit committee financial experts” within the meaning of the U.S. Sarbanes-Oxley Act, taking into account their experience and skills.

The accounts and audit committee meets at least five times per year at the request of its chairman or the chairman of the board of directors in order to review the semi-annual and annual financial statements before their presentation to the board of directors. In 2006, the committee met seven times, including one meeting held by telecommunication in comformity with its charter. The average attendance level at meetings in 2006 was 71.43%.

Duties

The accounts and audit committee principally performs the following functions:

Regarding accounting matters, the committee reviews with the auditors the appropriateness and consistency of the accounting methods adopted to prepare the financial statements and examines whether significant transactions have been adequately treated, provides an opinion on the draft semi-annual and annual financial statements, and meets, if necessary, with the auditors, management and financial officers to discuss various issues, the committee being entitled to meet with such persons outside of the presence of management.

Regarding internal auditing and internal control, the committee examines the internal audit plan and receives a periodic summary of the Group’s internal audit reports, for evaluation procedures for internal controls (cf. section 404 of the Sarbanes-Oxley law) and periodically receives from the Company information regarding the oragnisation and the internal control procedures relating to financial information and accounting; the committee meets when necessary with the internal audit director to discuss the organization of internal audit.

Regarding the supervision of the Company’s independent auditors, the committee examines the auditors’ work plan and meets as necessary with the auditors and the Company’s management, including its accounting and treasury officers. The committee is entitled to meet with such persons outside the presence of the Company’s management. Any permissible non-audit services to be performed by the auditors require the prior approval of the committee, which also reviews the fees the Company pays to the auditors for all of their services and assures that the amount of these fees does not call into question the independence of the auditors. The committee also supervises the procedure for selecting the statutory auditors.

[30]	Because of its workload, Mr. Jean Azéma wished to be dismissed from his position as member of the committee on January 3, 2007.

[31]	All of these committee members are independent according to the criteria set forth in The New York Stock Exchange’s Listed Company Manual.

Activities during 2006

During 2006, the committee completed its work within the framework of a 12-month program and regularly reported to the board of directors. In addition to examining the Company’s semi-annual and annual financial statements, the committee reviewed in 2006 the implemention of the IFRIC 12 interpretation relating to the accounting treatment of concessions (2005 pro forma accounts an deployment for 2006 accounts). The committee periodically reviewed plans of action enacted by the Company to evaluate internal controls that must be effected pursuant to the U.S. Sarbanes-Oxley Act as a U.S.-listed company in respect of the 2006 fiscal year and onward, their advancement, and engaged in a review of the synthesis of the 2006 internal audit missions and the 2007 internal audit program. The committee also approved the duties and fees of the Company’s auditors for 2006 and supervised the process through which KPMG SA should be appointed statutory auditor, succeeding Salustro Reydel, whose mandate is to expire as of the shareholders’ meeting of May 10, 2007 (see section 2.1 supra), as well as the rotation of partners of statutory audit firms of Veolia Environnement.

The committee may meet with individuals and experts outside the Company if necessary. It may also meet with the Company’s financial officers or auditors outside the presence of the chairman and chief executive officer. Accordingly, during 2006 the chairman of the committee met and communicated regularly with the Company’s chief executive officer, the director of control and synergies, the financial control director, the risk and internal audit director, the general counsel, the director of financial transactions and some of the chief financial officers of the Divisions, and the auditors. The committee did not consult with any outside consultants in 2006.

16.2.1.2	Nominations and compensation committee

The nominations and compensation committee’s charter provides that the committee must consist of three to five members appointed, along with its chairman, by the board of directors upon the recommendation of the then current members of the nominations and compensation committee. As of the date of filing of this reference document, the committee consists of three members, two of whom are independent (*) under the board’s charter: Serge Michel (chairman), Louis Schweitzer* and Daniel Bouton*.

The nominations and compensation committee meets at least two times per year at the request of its chairman or the chairman of the board of directors. In 2006, the committee met twice. The average attendance level at meetings in 2005 was 100%.

Duties

The nominations and compensation committee principally performs the following functions:

Regarding compensation, the committee studies and makes annual recommendations on the compensation of directors and executive officers and with respect to retirement and other benefits. The committee also proposes a total amount and breakdown for the fees paid to directors, and advises the board of directors on stock option policy and awards. The committee is also informed of the compensation policy for the principal executive officers of the Company’s subsidiaries, and examines all share capital increases reserved for employees.

Regarding nominations, the nominations and compensation committee makes recommendations on the Company’s directors and senior managers and arrange for their succession. It also recommends the nomination of members and a chairman for each of the Company’s committees.

The committee’s choices must strive to reflect a diversity of experience and points of view and assure that the board remains objective and independent with respect to a shareholder or group of shareholders.

The committee must ensure that independent directors represent at least half of the members of the board of directors, two-thirds of the members of the accounts and audit committee and half of the members of the nominations and compensation committee.

Each year, the nominations and compensation committee performs an evaluation on a case-by-case basis of the independence of each director in light of the criteria for independence mentioned in the board of directors’ charter and submits its proposals to the board of directors. It also organizes and coordinates the required evaluation of the board’s functioning, and submits its opinion regarding the performance of executive management.

In order to do so, it may interview different members of the Company’s or the Group’s management.

Activities during 2006

In 2006, the nominations and compensation committee’s work was principally dedicated to providing recommendations and proposals to the board relating to the compensation of the chairman and chief executive officer and members of Veolia Environnement’s executive committee (2006 fixed components and 2005 variable components), to the total amount and breakdown of directors’ fees and to board member independence.

The committee also submitted to the board of directors its findings and recommendations relating to the shareholder resolutions of May 11, 2006 in the area of employee shareholding, stock option awards and granting of free shares, and provided an analysis of the improvements made to the board’s functioning.

In addition, in light of the expiration of terms of half of the board of directors in 2006, the committee made proposals to the board of directors meeting held of March 28, 2006 relating to the renewal of the mandate of six directors and the nomination of a new director (see section 16.1.1 supra), and made recommendations relating to the appointment (cooptation) of Paolo Scaroni during the board of directors meeting held on December 12, 2006.

16.2.1.3	Strategic research, innovation and sustainable development committee

At its meeting held on September 14, 2006, the board of directors of the Company created a strategic research, innovation and sustainable development committee, along with a committee charter.

This committee has three to five members, appointed by the board of directors based on recommendations of the nominations and compensation committee. The chairman of the committee is appointed by the board of directors based on a recommendation of the chairman of the board.

As of the date of filing of this reference document, this committee was composed of three members appointed by the board of directors of September 14, 2006, of which one is independent (*): Mssrs. Philippe Kourilsky (chairman), Paul-Louis Girardot and Jean-Marc Espalioux (*).

Pursuant to the committee charter, the committee meets at the request of its chairman or the chairman of the board of directors. It meets at least three times per year. Between the date of its creation and the end of the fiscal year of December 31, 2006, the committee met a total of three times. The attendance rate was 100%.

Duties

The committee’s mission is to evaluate “research and development” and “sustainable development” policies proposed by the senior management of the Company and the Group and advise the board of directors.

It is kept informed of programs and high-priority actions that have been engaged and evaluates the results. In particular, it evaluates budgets, manpower, and advises on the allocation of means and resources and their adequacy for the strategies pursued.

The committee principally communicates with the chairman of the board of directors, senior management and the Company’s executive committee, the “research and development” and “sustainable development” departments of the Group as well as all executives within the Company whose input or opinions may be useful to it.

The Committee may also consider third parties outside of the Company whose participation may be useful for the accomplishment of its missions. It may consult with outside experts as needed.

Activities during 2006

In 2006, the committee’s activity was principally devoted to the realization of approximately thirty conferences and discussions with the group’s managers, including the directors of the divisions, the director of the development and technology research department and the director of sustainable development, and conducted an initial analysis and assessment of the current outlook for research and development and innovation within the Veolia Environnement group. The initial conclusions of the committee, which were communicated to the board, focused on innovation and defining the principal expected areas of focus for the 2007 fiscal year.

16.2.2	Committees created by management

16.2.2.1	Disclosure committee

In addition to the committees above, the Company’s chief executive officer and chief financial officer created a disclosure committee (comité de communication), which was presented to the Company’s former management board (directoire) on December 11, 2002. The chief executive officer or, in his absence, the senior executive vice president presides over meetings of the disclosure committee.

In addition to the chief executive officer and the senior executive vice president, the permanent members of the committee include the heads of each of the Company’s divisions (water, energy services, waste management and transportation) and the principal executive officers of the Company’s corporate departments.

Pursuant to its charter, the disclosure committee principally: (i) oversees the implementation of internal procedures of collection and control of information about the Company that will be disclosed to the public; (ii) defines the process for preparing the Company’s reports and other communications; (iii) examines the information to be disclosed and approves the final version of reports or communications, in particular the U.S. Form 20-F, which are filed with French and American regulatory authorities; and (iv) approves the procedures for publication or filing of these documents.

The disclosure committee reports on its work to the chief executive officer and the senior executive vice president. It meets as often as necessary to assure the accomplishment of its mission, but at least two times each year, including (i) once before the end of each year to organize and launch the drafting of the Company’s French reference document and annual report on Form 20-F, and (ii) prior to the filing of the annual report on Form 20-F with the U.S. Securities and Exchange Commission to evaluate and validate the report. The disclosure committee may also meet before the announcement of any significant event.

The disclosure committee met twice in 2006. During its June 7, 2006 meeting, it evaluated and validated the Company’s annual report on Form 20-F as well as the certifications required to be furnished by its chief executive officer and senior executive vice president in accordance with U.S. regulatory provisions. At its December 20, 2006 meeting, the disclosure committee principally reviewed regulatory developments relating to reports and other communications designed for public disclosure. It also reviewed the comments Veolia Environnement had received from the SEC relating to the Company’s 2005 Form 20-F, as well as the Company’s response thereto. Finally, it launched the process of collecting information and preparing for drafts of its annual reports for the 2006 fiscal year required by regulatory authorities.

16.2.2.2	Ethics committee

A description of the ethics committee is set forth in paragraph 4.4 above.

CHAPTER 17
EMPLOYEES - HUMAN RESOURCES

17.1	Human resources policy

At the end of 2006, Veolia Environnement had 298,498 employees in 67 countries around the world. The diversity of its geographic presence, business and technical know how constitute a truly substantial contribution to the development of environmental services.

Ongoing research relating to improvements in customer service and the tailoring these services to the growing need for environmental preservation and improvement of urban living standards requires individual and collective expertise within Veolia Environnement entities.

Human resources management is at the center of the constant tension between Veolia Environnement’s economic and corporate diversity and the construction of a common identity based on shared skills. Constructing this identity entails implementing certain fundamental principles in each entity according to specific elements of its business and its national context.

The first of these principles is the development of employees’ loyalty to their employer. Regardless of their level of qualification and the responsibilities assigned to them, Veolia Environnement employees must prove themselves capable of taking initiatives, displaying a sense of responsibility towards customers and acting creatively. This can only be achieved through a long-term commitment to their employer. This also assumes that all employees receive solid training upon entering the company, not only in order to master missions assigned to them, but also so that they may continue to evolve throughout their career within the company. This assumes, finally, that sufficient possibilities for professional mobility are offered within Veolia Environnement.

Guaranteeing the safety and well-being of employees where business exposes them to specific professional risks constitutes a second fundamental principle. Beyond respecting applicable regulations, the company’s management must regularly attend to the improvement of work conditions and maintain an unfailing commitment to risk prevention among all employees.

Finally, every employee must feel personally implicated in his company’s endeavors and, on a larger scale, those of Veolia Environnement. This entails, particularly, the development of incentives and profit-sharing and, more generally, of an employee shareholder base.

Through an ongoing dialogue at all levels, Veolia Environnement has continued to make significant progress in these different areas in 2006, thus contributing to the reinforcement of its employees’ motivation and sense of belonging within the company.

17.1.1	Preparing the future through an understanding of corporate reality

The consistent management of human resources within each division of the Group requires a constant appraisal of corporate reality and operational practices. Veolia Environnement depends on a worldwide network of nearly 500 correspondents in the divisions to collect, process and consolidate 150 social indicators.

Specialized software is used to ensure that collection and confirmation of the data is reliable. Data collection is followed by analysis by geographic location, country and type of activity.

The stability of retained indicators facilitates a better use and guarantees and favors an objective and precise evaluation of corporate progress in each entity of Veolia Environnement. The Group monitors ten indicators with particularly close attention. These relate to data concerning staff turnovers, limited-term contracts, overtime, absenteeism and workplace accidents.

These progress indicators have served to give color to certain areas of social policy set forth by Veolia’s management by asking that various entities focus their measuring instruments and guiding efforts on:

•	Employee loyalty;

•	Reduction of absenteeism;

•	Priority assigned to safety in working conditions;

•	Diminution of temporary employment; and

•	Development of professional training and skills particularly through [alternance].

In order to refine progress indicators and management in human resources in the coming years, analysis and internal examinations have been initiated to:

•	Track the evolution of indicators over the last three years and thus observe recurring themes,

•	Compare data from Veolia and its subsidiaries with information available in public statistics related to corresponding professional branches (in France, as an initial phase),

•	Observe revenues by profession and country,

•	Collect and highlight specificities of each division and the particular contexts of certain countries, and

•	Define areas where progress is needed in the coming years, specifying objectives by profession and by country, as the need arises.

Conscious of the need to anticipate the evolution and long-term prospectus of skills and professions, Veolia Environnement is enhancing its system of classification and management of human resources through a detailed mapping of jobs and skill sets across Veolia Environnement’s various divisions, and through a unified classification of its managers. In France and abroad, the Group is attentive to the corporate environment in which it is evolving and attempts to anticipate its transformations. To this end, the corporate observatory, created in 2001, conducts prospective analysis and studies in partnership with research organizations in order to elaborate the construction of a long-term social vision. Demographic pressure, transformations in the labor market, reorientation of public policy in terms of recruitment and training, change in behavior regarding mobility and career choices are among the areas that Veolia Environnement must take into account to anticipate and construct its model for a worldwide corporate environment.

In 2006, the corporate observatory’s work focused on:

•
The CEREQ study (Centre d’Etudes et de Recherches sur les Qualifications) on the appropriation of the skill management agreement, whose results were presents to all involved parties, including committee for the France group,

•	A study on the professionalization of management training in environmental service divisions,

•	A study on the chargé d’affaire position as a commercial office in industrial and tertiary sectors,

•	A study on absenteeism conducted in collaboration with the ANACT (National Agency for the Improvement of Work Conditions - Agence Nationale pour l’Amélioration des Conditions de Travail).

In addition, the following work was carried out in 2006:

•	A follow-up on the survey conducted by the CECOP (Centre d’Etude et de Connaissance sur l’Opinion Publique) among employees recruited in 2006 in association with operation Veolia Skills,

•	The evaluation of the Cycle dirigeants, an annual training program directed towards a panel of French and international directors within the Group.

17.1.2	Enhance skills, maintain strong ambition for professionalization

Implementation of an agreement relating to skills development and professional advancement

In 2006, in France, Veolia Environnement’s entities joined together to locally implement an agreement relating to the development of skills and professional training, signed on October 4, 2004 with the unions.

This agreement has been implemented according to various outlines which take into account the priorities and specific factors associated with each division.

Veolia Eau focused more specifically on a central agreement stressing professional growth and the improvement of the most precarious employees’ level of qualification, while Veolia Énergie concentrated its efforts on the establishment of tutoring programs, following an agreement with social partners. In the environmental services division, about 20 decentralized agreements were signed relating to professional development, the annual evaluation process, tutoring, apprenticeships and work safety programs.

At Veolia Transport, individual working groups have been formed for the analysis of population pyramids and personnel turnover.

Operation “Veolia Skills”

Since 2005, Veolia Environnement has been engaged in a large and innovative recruiting campaign in France called “Veolia Skills”. The campaign’s objective is to train future employees of the Group, regardless of their age and initial training. Outside candidates are offered professional skills training contracts, followed by indefinite-term employment once they have obtained a diploma. In terms of professional mobility, the operation also assists internal candidates who are offered skill development contracts or contracts for professionalization periods for evaluation within the Group. With the support of external partners, such as the ANPE, the AFPA, French National Education and its continued training network (GRETA), Veolia Skills aims to recruit 8,000 employees in 2007, after having attained its objective of 4,879 hirings in 2006. This trend is in line with the Group’s policy of equal opportunity and respect of diversity.

A strong ambition: training and professionalization

In order to maintain its position as leader in environmental services and continually reinforce the quality of its services, Veolia Environnement depends on its chief asset: competent personnel. To develop employee skills in the constantly evolving context of its various divisions, the group has entrusted Veolia Environnement Campus with the orchestration of its training policy, which is built on several structural principles:

•	Professionalize the group’s employees in their division and work context by giving value to their accrued expertise with clients,

•	Organize the transmission of know-how within subsidiaries,

•	Support the policy of professional mobility and career development, and

•	Reinforce the corporate culture surrounding the environmental services division by emphasizing potential synergies (high added value for the Company’s clients) and solidarity.

Veolia Environnement Campus: a pivotal training site

As a communal platform for skills development for all Veolia Environnement divisions (water, energy, environmental services and transportation), Veolia Environnement Campus brings together the training heads of all the Group’s subsidiaries and constitutes a forum for cultural diversity and interaction.

As a technological showcase of the activities of Veolia Environnement, Veolia Environnement Campus also constitutes a pivotal training facility at the forefront of a worldwide network.

Taking into account Veolia Environnement’s current development and perspectives open to its business around the world, commercial, human and financial issues call for intelligent management of our training efforts and optimization of the Group’s resources. To this end, the purposes, implementation principles and areas of development within the Group’s training policy must be supported within each country and division, while respecting local contexts.

Valuable initial and continued training

The Veolia Environnement Campus, which provides training for all of the skills necessary for the provision of environmental services, constructs its programs to respond to continuing education needs, an essential skill development tool for employees that also allows them to ensure their future employability. 18,000 participants were admitted to the campus in 2006.

The campus’s program also responds to initial training needs. This part of the program allows for the integration of young people who then earn a professional degree through apprenticeship and work study (from the Cap to Bac+5). This is the case at the CFA Institute of Urban Environment, where close to 15 degrees are earned with a success rate of 94%. These high-level degrees correspond to the European licence, master and doctorate.

An international network and reliable partners

To better implement its ambitious training policy, the Veolia Environnement Campus also depends on reliable and high quality partners. Boasting four training centers associated with four divisions and nine other training centers around the world, Veolia Environnement ensures the Group’s growth on the international level.

To this end, about 30 academic partnerships have been established between these training centers and universities, prestigious higher education establishments and research centers in France and abroad.

Ensuring the safety and health of employees

Veolia Environnement’s employees often work in public areas and private sites under conditions that involve risks to their safety. In addition, their work sometimes involves a certain level of physical stress that may result in health problems.

In the face of these risks, each division has prepared various voluntary policies for risk prevention, while integrating the monitoring of accident indicators (frequency and seriousness) into their operational management. In addition to the continuous improvement of safety material and individual protective gear, several priority safety measures have been systematically implemented within all subsidiaries, aimed at:

•
identifying and evaluating risks so as to prevent them, and thus contributing to an effort that has been ongoing since 2002. For example, Veolia Énergie is taking actions to control the risk of legionella and eliminating asbestos in its installations;

•
training and informing employees on how to recognize and prevent workplace accidents and understand the risks for example, the international day of safety prevention and awareness actions at Veolia Propreté. A quarter of training provided is dedicated to safety and health matters;

•	strengthening the safety network and developing a social dialogue dedicated to the study of health and safety issues within 2,634 instances, which are dedicated to these subjects;

•	supporting injured persons, both during their convalescence and the time that they resume work;

•	implementing, on a case by case basis, a management system for health and safety at work, based on the international reference OHSAS 18001;

•	ensuring the safety of employees traveling for business in high-risk areas through the implementation of a safety crisis team.

Employee health and the health of the population at large are a concern in every part of the world, but Veolia Environnement must be even more vigilant in countries where the population suffers from a serious epidemic. As a result, Veolia Environnement has initiated the following actions: Veolia Environnement, which joined the “World Coalition of Corporations against AIDS,” has organized an important AIDS prevention and treatment campaign in Gabon, in cooperation with the Pasteur Institute. In Tangiers, Veolia Eau has pursued a program focusing on the improvement of water and water-treatment infrastructure and the raising of awareness regarding hygiene and environmental issues. Finally, in order to confront a potential flu pandemic due to the H5N1 virus, Veolia Environnement has created a special organization and developed action plans to help protect employees and maintain essential services for the public.

17.1.3	Construct and maintain a relationship of confidence with employees

A social dialogue initiated upon arrival and integration of personnel

In France and abroad, Veolia Environnement pursues its external growth through several types of transactions, including mergers and acquisitions, the creation of communal subsidiaries with industrial partners and public service delegation contracts signed with local governments.

In all cases, personnel remain one of the key factors of success.

The main challenge is enabling personnel to grow at every stage. This is true of status, training, capitalization of know-how, transmission of skills, compensation and social benefits and entails constructing a new corporate mission based on Veolia Environnement’s values, while continuing to consider the one in place.

Veolia Environnement’s human resources policy in such cases rests on the conviction that the identification and underlining of talents and skills constitutes a prerequisite to the motivation of the managers and the improvement of performance.

The systematic understanding of local context, mentality and teams in place is at the center of Veolia Environnement’s preoccupations and strategy; the Group’s expertise in social engineering and management of human resources are the principal factors required for successful of all growth and integration transactions.

Strengthening social dialogue at all levels

For the Group’s local services, which form fundamental part of Veolia Environnement’s business, employee dialogue takes places within operating units at the ground level. It is at this level that social partners are best able to provide appropriate solutions for organization and work conditions, developing skills and rewarding individual efforts.

The Group’s human resources policy must also be adapted to the other countries where the Group has a presence. After the establishment of a group committee in France in 2003, an agreement was signed in October 2005 to create a European Group Committee uniting personnel representatives from 21 European countries.

The resulting dedicated space for social dialogue operates on three levels:

•	The subsidiary level will remain the location where traditional negotiations occur,

•	The country level will allow for exchange of information and dialogue on all national themes,

•
The third level will be occupied by the European Group Committee. The latter is a forum for consultation and information on subjects that involve all employees. The European Group Committee, which met for the first time in September 2006 laid the foundations for a transnational vision of the Group’s social diversity and initiated a social dialogue enhanced by its experience in Europe.

Upgrade social innovation

Veolia Environnement seeks to enhance its social initiatives, both individual and collective, local and global. Since 2003, the company has been realizing this objective enacting procedures for identification, collection and publication for all social and community related endeavors. Close to 1,000 initiatives were recorded in four years originating in all regions of the world where Veolia Environnement conducted its business, proving the Group’s consistency and the contributions of individuals.

Furthermore, corporate innovations fall under diverse categories, underlining different local preoccupations.

Beyond identifying all social initiatives stemming from each of Veolia Environnement’s subsidiaries, the primary objective is to upgrade the most pertinent innovations, in terms of both their transferability and coherence with the company’s values. Therefore, about 40 innovations are made into corporate initiatives, published in French and English and featured on the internet and intranet sites.

In addition, a panel composed of company representatives and outside participants meets annually to designate the most innovative projects and award them with a trophy, delivered by the CEO. In 2006, the following subsidiaries were awarded trophies:

•	United Water (Australia) for its partnership with the association Phoenix Society in favor of recruiting handicapped people;

•	Veolia Transport France, for its measures in support of part-time drivers in partnership with Veolia Eau and Veolia Propreté;

•	Otus Gennevilliers (Veolia Propreté) which has established basic French language courses for employees experiencing difficulty in oral and written expression;

•	Siram (subsidiary of Veolia Énergie in Italy), which has instituted a safety trophy to diminish the rate of accidents in the work place;

•	Citeluz (Brazil), which has donated material retired from service to disadvantaged artists who transform them into works of art;

•	Veolia Propreté Morocco, Amanor and Hydrolia in Morocco for the signature of agreements with banks permitting employees to have access to bank services; and

•	The American subsidiaries, Veolia Transport, Veolia Propreté and Veolia Eau for their humanitarian intervention in close cooperation with one another following hurricanes Katrina and Rita.

17.1.4	A compensation policy that associates social welfare benefits and employee profit-sharing

Veolia Environnement applies a global compensation policy, which is consistent with the company’s results and includes the following components: salary, social welfare benefits and employee savings. This approach consists of:

•	awarding competitive compensation based on the markets of the relevant countries;

•	enabling employees to earn fair compensation that takes into account their own personal efforts;

•	strengthening social welfare benefits (illness, provisions);

•	reinforcing the pension and entitlement systems in various countries;

•	developing employee savings.

The increase in life-expectancy and medical costs, as well as the retirement of the “baby boom” generation will affect the social welfare benefit systems in the long-term.

In certain countries, economic actors must provide medical, provisional, and retirement coverage for their employees where the social welfare benefit system does not.

In light of its international presence, the Company must take these factors into account and be sure to:

•	respect local legislative systems and establish complementary social welfare systems so as to guarantee high quality coverage to all Veolia Environnement’s employees;

•	guarantee the competitiveness of the company by attempting to limit corporate engagements falling under the accounting standard IAS 19;

•	finance the entitlement systems with contributions from the employer and employees so as to ensure the responsibility of all parties.

Veolia Environnement’s corporate commitments for 2006 were consolidated in a vehicle created in 2004. They were estimated at €2.02 billion, an increase of 29% essentially linked to acquisitions of companies. Defined benefits mainly constituted 70% of this amount. Other commitments related to end-of-contract indemnity, senior executive retirement, medical coverage for retirees and other work benefits. The consolidation of commitments was affected in more than 60 countries and accounts for current hypothesis close in 2006 to those used in 2005. The growth in commitments between 2005 and 2006 remained under control.

To pursue a policy of employee savings, Veolia Environnement conducted a new share capital increase for employees in 2006. It related to 20 countries and assembled 28,547 employees out of the 162,415 eligible, or about 17.58%. Today, close to 47,363 employees are shareholders of Veolia and together hold 1.41% of Veolia’s share capital (cf. §17.5.2 infra).

17.2	Corporate information (NRE Law32 )

The corporate information below has been drawn from an international database, which the Company has worked on developing since 2001. This database includes approximately 150 corporate indicators, yielding more than 225,000 pieces of data per year, which can be sorted by company, country and geographical area or region. All Veolia Environnement subsidiaries whose results are either fully or proportionally consolidated for accounting purposes are included within this database.

The main corporate indicators drawn from the international database are presented below under different subheadings. Investors are cautioned not to place undue reliance on such figures, in particular in the case of averages, since the figures below are often aggregated across all parts of the world, and may require more detailed analysis at the level of the specific geographic area, country or business concerned.

[32]	Law no. 2001-420 of May 15, 2001 on new economic regulations (nouvelles régulations économiques, or “NRE”).

Total Number of Employees

As of December 31, 2006, Veolia Environnement had 298,498 employees, an increase of 10.08% (27,345 employees) over 271,153 employees as of December 31, 2005.

The following table shows the distribution of Veolia Environnement’s employees by activity and geographic location as of December 31, 2005:

	Water*	Environmental Services*	Energy Services	Transportation	Total		%
Europe	53,281	56,866	41,395	61,499	213,510	**	71.53%
Of which metropolitan France	28,862	33,691	19,287	30,308	112,617	**	37.73%
North America	3,162	10,752	45	14,996	28,955		9.70%
South America	2,861	6,646	6,093	1,371	16,971		5.69%
Africa/Middle East	7,771	7,113	701	344	15,929		5.34%
Asia/Pacific	10,766	8,125	555	3,687	23,133		7.75%
Total	77,841	89,502	48,789	81,897	298,498	**	100%
%	26.08%	29.98%	16.34%	27.44%	100%

*	Proactiva’s employees (8,082 employees) have been divided according to activity, between water (1,975 employees) and waste services (6,107 employees).

**	The total number for France includes 469 employees who work at the Company's headquarters and at the Veolia Environnement Campus.

As of December 31, 2006, 37.73% of Veolia Environnement’s employees were located in France, 33.80% in the rest of Europe, 9.70% in North America and 18.77% in the rest of the world.

Breakdown of employees by type of contract and by category

As of December 31, 2006, Veolia Environnement employed 278,597 persons (representing 93.3% of its employees) under indefinite term employment contracts and 19,901 persons under fixed-term employment contracts. During 2006, 7,689 fixed-term employment contracts were converted into indefinite term employment contracts (or 38.6%). As of December 31, 2006, 24,007 of Veolia Environnement’s employees (or 8.0% of total employees) were managers, 274,491 were non-managerial employees, and 59,146 were women (or 19.8% of total employees).

In France, among the 112,896 employees as of December 31, 2006 (including 279 employees in Réunion), 106,273 (or 94.1%) were employed under indefinite term employment contracts and 6,623 under fixed-term employment contracts. During 2006, 2,735 fixed-term contracts were converted into indefinite term contracts (or 41.3%). Of Veolia Environnement’s employees in France, 12,497 (or 11.1%) were managers, 100,399 were non-managerial employees and 23,753 (or 21.0%) were women.

Weighted average annual number of employees

This figure corresponds to the number of employees that Veolia Environnement would have had if the latter had all been working full time during the entire year. It is calculated by weighting the total number of employees against the employment rate and the amount of time worked by each employee. In 2006, Veolia Environnement’s weighted average number of employees was 268,746.1, of which 252,728.3 (or 94.0%) were employed under indefinite term employment contracts.

In France, the weighted average number of employees during 2006 was 105,490, of which 99,428 (or 94.3%) were employed under indefinite term employment contracts.

Consolidated weighted average annual number of employees

This figure is calculated by weighting the average annual number of employees of consolidated companies against the level of consolidation of such companies. In 2006, the consolidated weighted average number of employees was 260,088.

Hiring

During 2006, Veolia Environnement hired 48,798 new employees under indefinite term employment contracts and 22,23833  new employees under fixed-term employment contracts.

6% of Veolia Environnement’s weighted average annual number of employees were employed under fixed-term employment contracts during 2006.

In France during 2006, Veolia Environnement hired 14,625 new employees under indefinite term employment contracts, including 1,488 managers, and 15,100 new employees under fixed-term employment contracts34  (or 50.8% of the total number of employees hired). 5.7% of Veolia Environnement’s weighted average annual number of employees in France were employed under fixed-term employment contracts during 2006.

Departures

During 2006, the total number of departures reached 66,561, including 8,564 individual dismissals and 394 as part of mass layoffs.

In France, the total number of departures in 2006 reached 27,076, including 2,681 individual dismissals and none as part of mass layoffs.

Overtime

The total amount of overtime hours during 2006 was 21,900,015 (+17.2% as compared with 2005), corresponding to an average of 73.4 overtime hours per employee, which the Group would like to reduce. However, the concept of “overtime” varies depending on the definition set forth by local authorities in countries where the Company conducts business, which can sometimes render it difficult to assess such an indicator. Furthermore, in a services business like that of Veolia Environnement, a large number of overtime hours are due to emergency interventions made by on-call or on-site personnel, for example to restore drinking water or heating within a reasonable period of time.

33	Not including contracts transformed into indefinite-term contracts (7,689 worldwide).

[34]	including contracts transformed into indefinite-term contracts (2,735 in France).

In France, the total number of overtime hours was 2,966,062, corresponding to an average of 26.3 overtime hours per employee per year.

Temporary employees

The number of temporary employees during 2006 (in full time equivalent) was 12,506, which represents 4.6% of the total full-time equivalent of employees.

In France, the number of temporary employees during 2006 (in full time equivalent) was 7,549, which represents 7.1% of the total full-time equivalent of employees.

Information relating to staff cutback and employment protection plans, reclassification efforts, rehiring and support measures

Variations in Veolia Environnement’s scope often result in transfers of employees without their contracts being terminated. The limited number of restructurings that occurred during 2006 corresponded mostly either to a loss in certain markets, or to a required reorganization of certain units. These restructurings are always carried out not only in compliance with applicable legislation and in consultation with the corporate partners, but also in ways that favor internal reclassifications and mobility within the Group.

Organization of working hours and absenteeism

The organization of working hours depends on the companies involved, the nature of their activities and their location, and is designed to meet the needs of the companies themselves as well as those of employees. Although work schedules are most commonly based on daily working hour requirements, they may vary significantly from country to country. For example, depending on the country, the workweek may be equal to 4, 5 or 6 days, and mandatory arrival and departure times, daily schedules, rules relating to alternate short and long workweeks and annualized limits on working hours may vary.

The average workweek in VE’s business is 38.4 hours (compared to 38.4 hours in 2005). The number of part-time employees (in full-time equivalent) totaled 14,970 in 2006, representing 5.6% of the total workforce in full time equivalent.

The total number of days on which employees indefinite term employment contracts were absent totaled 3,251,286 in 2006, including 2,210,145 days off for sickness (representing 68.0% of the total) and 327,096 days off for workplace accidents, not including travel (representing 10.1% of the total), with the rest of the days relating mainly to absences for family events (maternity, etc.), which corresponds to an absenteeism rate in 2006 of 5.7%, a 1.4% decrease compared to 2005.

In France, the average workweek is 35.3 hours. The number of part-time employees (in full-time equivalent) totaled 7,027 in 2006 (representing 6.7% of the total workforce in full time equivalent). The total number of days on which employees were absent totaled 1,585,008 in 2006, including 1,052,676 days off for sickness (representing 66.4% of the total) and 227,614 days off for workplace accidents, not including travel (representing 14.4% of the total).

Compensation, labor contributions and equality

The annual average gross compensation of all employees worldwide reached €25,247 per employee in 2006. Undue reliance should not be placed on the annual average gross compensation figures, which are given for indicative purposes only. Compensation paid to employees varies greatly as a result of the diverse nature of Veolia Environnement’s activities and of the work performed by employees, and can vary based on geographic location as well.

Veolia Environnement’s labor contributions represented 31.1% of its total employment costs (31.4% in 2005). The average gross compensation paid to male employees was €25,966 per employee (€25,318 in 2005), compared to €22,127 (€22,117 in 2005) paid to female employees (representing a difference of €3,839, or (14.8%). This difference was mainly due to the nature of work performed and to differences in age, seniority and training often found between the two populations. Veolia Environnement’s policy is to respect equality in the workplace between men and women that possess similar capabilities and qualifications.

In France, the annual average gross compensation of all employees reached €28,061 per employee in 2006. The average gross compensation paid to male employees was €28,729 per employee and that paid to women was €25,172 per employee, representing a difference of €3,557 (12.4%). Labor contributions represented 43.9% of total employment costs.

Ratio of average compensation to average minimum wages

This indicator enables Veolia Environnement to compare its compensation levels with the minimum wages guaranteed or implemented in each country in which it operates, and in turn to assess the minimum level of resources of its employees in each of these countries. In the 18 countries studied that have mandatory minimum wages set by law (in which over two-thirds of Veolia Environnement’s employees are located), VE employees’ weighted average compensation was €26,566 in 2006, compared to average minimum wages of €12,008, which results in a ratio of 2.2, which is similar to last year’s ratio of 2.3.

Profit-sharing and participation

In 2006, Veolia Environnement paid its employees in France €54,812,696 (€52,212,551 in 2005) and €56,748,601 under participation agreements (€47,773,241 in 2005). The total amount paid under profit-sharing and participation agreements was €111,561,297, or 3.8% of total employment costs (€99,985,792 in 2005).

28,547 employees subscribed to the Sequoia Group Savings Plan opened in October 2006 in Germany, Belgium, Canada, Spain, Estonia, Finland, France, Hungary, Ireland, Italy, Lithuania, Norway, the Netherlands, Poland, the Czech Republic, Romania, Slovakia, Slovenia, Sweden and Switzerland. The total amount of subscriptions amounted to €48,016,221, excluding employer contributions, which amounted to €8,366,256.

Labor relations and union agreements

•
Number of collective agreements signed: 1,505 collective agreements signed, including 876 agreements relating to compensation, 194 agreements relating to health, safety and working conditions, 158 agreements relating to social dialogue and 277 agreements relating to other themes or regrouping several themes;

•	Number of employee representatives: 15,687;

•
Number of collective agreements signed in France: 599 collective agreements signed, including 379 agreements relating to compensation, 64 agreements relating to health, safety and working conditions, 90 agreements relating to social dialogue and 66 agreements relating to other themes or regrouping several themes;

•	Number of employee representatives in France: 10,142.

Sanitary and safety conditions

The definition of a workplace accident varies by country. In some countries, only accidents that cause more than 2 or 3 days of absence from work, or even more days in some instances, qualify as true workplace accidents. Veolia Environnement, on the other hand, has a common definition for all countries and subsidiaries, which includes any workplace accident, outside of travel, which causes at least one day of absence from work. In 2006, the number of workplace accidents, not including travel, resulting in absence for at least one workday was 11,273 (an increase of 0.7% from 2005), and the number of days not worked due to workplace accidents was 327,096 (an increase of 3.3% from 2005), despite an increase in staff of 10.1%.

The rate of frequency of workplace accidents, which is calculated as the total number of accidents over one million workable hours, went from 26.0 to 24.7 in one year. The rate of severity of workplace accidents, which is calculated as the number of lost workdays due to accidents over one thousand workable hours worked, continued to decrease, to 0.72 (as compared to 0.74 in 2005).

Veolia Environnement provided safety training to 143,468 employees during 2006, an increase of 32.6% compared to 2005. As a sign of the importance of these issues, 2,634 bodies throughout the world are dedicated to dealing with sanitary and safety issues in the workplace.

In France, the frequency and seriousness of accidents are often more elevated than the worldwide average, but they are tracked much more closely than in many other countries where regulations are less strict. In 2006, the number of workplace accidents with leave for at least one workday was 5,969, and the number of days not worked due to workplace accidents was 227,614. The rate of frequency of workplace accidents was 33.28, and the rate of severity of workplace accidents was 1.27. Veolia Environnement provided safety training to 50,914 employees during 2006 and has 725 bodies dedicated to dealing with sanitary and safety issues in the workplace. The Company has as one of its primary objectives the reduction of the frequency and seriousness of workplace accidents, in pursuit of which it has already implemented various measures.

Training

Veolia Environnement places great importance on the development of the skills of its employees, in order to maintain the employability of its staff and, by extension, on training, mobility and the creation of motivating professional careers.

A specific effort has been made to develop training abroad:

•	Total number of training hours: 5,560,907 hours;

•	Percentage of training expenses in payroll: 2.28%;

•
Total number of persons taking part in training actions: 358,817 (+32.5% as compared with 2005), including 47,877 managers and 310,940 non-managers (representing 86.7% of all training participants). 283,785 participants were men and 75,032 were women (representing 20.9% of all training participants);

•	Average duration of training actions: 15.5 hours.

In France, in 2006:

•	Total number of training hours: 1,785,445 hours;

•	Percentage of training expenses in payroll: 3.07%;

•	Total number of persons taking part in training actions: 109,016, including 14,273 managers and 94,743 non-managers, divided into 92,565 men and 16,451 women;

•	Average duration of training actions: 16.4 hours.

Employment and integration of disabled workers

The number of disabled employees amounted to 4,513 as of December 31, 2006. This figure, however, does not cover Veolia Environnement’s activities in certain jurisdictions that do not have a precise definition of a “disabled person”. In France, the number of disabled employees amounted to 2,914 as of December 31, 2006.

Social work

Veolia Environnement provided €57,295,982 in subsidies related to social work in 2006. This figure, however, does not cover all of Veolia Environnement’s activities in this domain, and does not include subsidies in a number of countries that do not record this amount separately from other labor-related charges. In France, Veolia Environnement provided €42,083,784 in subsidies related to social work.

Outsourcing and procurement

Veolia Environnement sometimes chooses to outsource those activities that are not part of its core activities. It uses companies that respect the fundamental principles of the International Labor Organization. The financial data currently available does not allow Veolia Environnement to calculate the importance of outsourcing, which is moreover difficult to measure on a worldwide level.

With respect to matters that more specifically relate to procurement, which has certain similarities to outsourcing, the charter signed by Veolia Environnement, which covers all participants in its procurement network around the world, sets forth the principles and rules governing its procurement activities, including ethical principles and the rules adopted by the International Labor Organization relating to forced labor, child labor, equality of opportunity and freedom of association. Veolia Environnement requires all of its suppliers to respect these rules and principles through specific contractual clauses in its supply arrangements with them.

Influence of activities on regional development and local populations

This issue is discussed in Veolia Environnement’s 2006 Sustainable Development Report.

17.3	Stock option plans

17.3.1	Stock options granted to the chairman and chief executive officer in 2006 and options exercised during 2006

Stock options granted to the sole executive director during 2006 and number of options exercised during 2006	Number of stock options awarded / Number of shares subscribed for or purchased	Exercise Price (in euros)	Expiration Date	Plan Number

Options granted to the chairman and chief executive officer during 2006 by VE and any other company within the Group	150,000	44.75	March 28, 2014	N°6
Options exercised in 2006 by the chairman and chief executive officer	none	N/A	N/A	N/A

17.3.2	Stock options granted to top ten officers and employees in 2006 and options exercised during 2006

Stock options granted to top ten officers and employees during 2006 and number of options exercised during 2006	Number of stock options awarded / Number of shares subscribed for or purchased	Average Weighted Exercise Price	Plan Number

Options granted during 2006 by VE and any other company within the Group to the 10 officers and employees receiving the highest number of options	603,000	44.75	N°6
Options exercised in 2006 by the 10 officers and employees exercising the highest number of options(1)	98,888	€31.92	N°1
	47,857	€41.25	N°2
	130,977	€37.25	N°3
	102,200	€22.50	N°4

(1)	This table does not include options exercised by former employees who have left the Group.

17.3.3	Stock option plans

On March 28, 2006, the board of directors of the Company acted pursuant to an authorization given by the general shareholders’ meeting held on May 12, 2005, relating to the issuance of share subscription and purchase options, and decided, pursuant to the proposal of the nominations and compensation committee, to award 4,044,900 subscription options, corresponding to 1% of the Company’s share capital at the date of its decision.

The exercise price of the options has been set at €44.75 per share, which reflects the average of the opening share prices of VE shares in the 20 days preceding the board of directors’ decision. Such exercise price does not include any discount, in accordance with the general meeting’s authorization of May 12, 2005. Options will be exercisable as from March 29, 2010.

Pursuant to the board’s decision, options have been awarded to 1,378 beneficiaries as follows:

•
Group senior executives, including members of the executive committee (1,457,500 options, of which 540,000 were awarded to members of the executive committee); of this total, the board of directors awarded 150,000 subscription options to Mr. Henri Proglio;

•	Group officers and members of the Club Synergies (1,490,000 options); and

•	Group employees who distinguished themselves through exceptional performance (1,097,400 options).

During its meeting held on March 29, 2007, following the recommendations of the nominations and compensation committee, the board of directors defined the Company’s policy concerning incentive programs for managers and directors of the Group and decided that for certain categories of beneficiaries, this system could combine the award of stock options and free shares (cf. § 17.4 infra).

In addition, in accordance with the new dispositions of the Commercial Code resulting from the law of December 30, 2006 for the development of employee shareholding the Company’s board of directors determined, at the same date, the rules applicable to the chief executive officer’s obligation to retain all or part of his shares, in registered form, which are held as a result of the exercise of options, until the term of office (cf. § 15.1.1 supra).

The general shareholders’ meeting held on May 11, 2006 authorized the issuance of undiscounted share subscription and purchase options representing up to 1% of the share capital. This authorization, which has a 26 month term, is valid until July 11, 2008. As the board of directors did not employ this authorization during 2006, no new resolution will be proposed for a vote at the general meeting to be held on May 10, 2007.

The following table outlines the share subscription and purchase plans:

	Subscription Options	Subscription Options	Subscription Options	Subscription Options	Subscription Options	Purchase Options
	2006 Plan	2004 Plan	2003 Plan	2002 Plan	2001 Plan	2000 Plan
	N° 6	N° 5	N° 4	N° 3	N° 2	N° 1
Date of shareholders’ meeting	May 12, 2005	May 12, 2004	April 25, 2002	June 21, 2000	June 21, 2000	June 21, 2000

Date of management board meeting or board of directors’ meeting	March 28, 2006	December 24, 2004	March 24, 2003	January 28, 2002	February 8, 2001	June 23, 2000

Total number of options originally awarded	4,044,900	3,341,600	5,192,635	4,413,000	3,462,000	780,000

Total number of shares originally granted	4,044,900	3,341,600	5,192,635	4,413,000	3,462,000	780,000

Total number of shares after legal adjustments	4,044,900	3,341,600	5,192,635	*4,418,959	*3,526,446	*784,201

Number of directors receiving awards	7	7	6	5	6	29

Number of employees receiving awards	1,378	1,087	1,740	1,400	1,500	30

Number of options remaining to be exercised at December 31, 2006	**3,979,200	**3,274,586	**3,917,619	**2,885,388	**2,510,616	**/**** 232,849

Beginning date for exercise	March 29, 2010	December 25, 2007	March 25, 2006	January 29, 2005	February 9, 2004	June 24, 2003

Expiration date	March 28, 2014	December 24, 2012	March 24, 2011	January 28, 2010	February 8, 2009	June 23, 2008

Exercise price	€44.75	24.72 euros	22.50 euros	***37.25 euros	***41.25 euros	***31.92 euros

Options exercised	1,300	6,034	723,786	1,232,299	817,893	284,421

*
Number of shares after subtraction of exercised options, adjusted to take into account transactions affecting the Company’s share capital (issuance of stock warrants on December 17, 2001 and share capital increase with preferential subscription rights occurring on August 2, 2002).

**
Number of options after subtraction of exercised options and, if the need arises, options cancelled to take into account the departure of beneficiaries and adjustments resulting from changes in their situations.

***
Adjusted exercise prices to take into account transactions affecting the Company’s share capital (issuance of stock warrants on December 17, 2001 and share capital increase with preferential subscription rights occurring on August 2, 2002). The original exercise prices for plans 1, 2 and 3 were 32.50 euros, 42 euros and 37.53 euros, respectively.

****	Number of options after calculation of the “outperform” criteria set forth in the annex to the 2000 plan.

17.4	Award of free shares

The mixed general shareholders’ meeting of May 11, 2006 authorized the board of directors, for a period of 26 months as of the date of such authorization, to award, on one or more occasions, newly issued or existing shares for no consideration to employees and/or officers of the Company or its subsidiaries (see Chapter 21, paragraph 21.1.4 infra).

The shareholders’ meeting delegated to the board all powers necessary to implement this authorization, in particular the power to determine the beneficiaries of free awards of shares and the conditions, if any, attached to these awards.

The newly issued or existing shares awarded pursuant to this authorization may not exceed 0.5% of the Company’s share capital on the day of the decision of the board of directors. In addition, pursuant to the shareholder authorization, the award of such newly issued or existing shares to their beneficiaries may become definitive only at the end of a minimum acquisition period of 2 years; beneficiaries must also hold their shares for a minimum of 2 years, beginning on the date that these shares are definitively awarded.

The board of directors did not utilize this authorization during 2006.

During its meeting held on March 29, 2007, following the recommendations of the nominations and compensation committee, the board of directors defined the Company’s policy concerning incentive plans for managers and directors of the Group and decided that for certain categories of beneficiaries, excluding members of the Company’s executive committee and principle officers of the Group, this system could combine the award of stock options and free shares.

A resolution will be proposed to the general meeting of the Company to be held on May 10, 2007, authorizing the board of directors to award free shares to be issued or already existing for employees and/or officers of the Company or its subsidiaries, in France or abroad, for a maximum total of 0.5% of the Company’s share capital at the date of the board’s decision. This new authorization will replace the one voted on May 11, 2006, which did not offer the possibility of executing a free share plan abroad with favorable tax conditions, which is allowed under the new regime resulting from the law of December 30, 2006 for the development of employee shareholding. The draft resolution which will be proposed to the Company’s general shareholders’ meeting to be held on May 10, 2007 makes use of this new flexibility.

17.5	Employee profit-sharing

17.5.1	Profit-sharing contracts and participation contracts

Given the nature of its activities, the Company is unable to allocate funds to a participation reserve, and therefore has not entered into any participation contracts. However, a profit-sharing plan applies to all Company employees, which aims to align employees’ interests with those of the Company in terms of achieving defined earnings growth objectives over a three-year period.

Generally, the Group favors expanding profit-sharing plans so as to give employees a vested interest in the progress made in the specific division in which they are employed. The measurement of such progress—and hence the level of profit-sharing—would be based on criteria specifically adapted to the work activity involved.

17.5.2	Company savings plan and employee share ownership policy

In connection with Vivendi Universal’s gradual divestiture of its interest in Veolia Environnement, a group savings plan (PEG) was created in 2002 in order to allow employees of Veolia Environnement to transfer savings previously invested in Vivendi Universal’s savings plan to a new savings plan established by Veolia Environnement.

Group employees thereby had the possibility of investing in various instruments including monetary funds, Veolia Environnement shares and structured investment funds that guaranteed the preservation of capital and allowed for growth potential upon any increase in the price of the Company’s shares.

Veolia Environnement conducted a share capital increase in December 2002 that was reserved for employees of the Group’s French subsidiaries. Given conditions during 2003, no share capital increase reserved for employees was conducted that year.

In 2004, Veolia Environnement decided to reinvigorate its strategy of encouraging employee shareholding by allowing non-French as well as French employees to participate in the PEG, with the objective of having its employees eventually hold 5% of outstanding share capital in the future. The plan was thus progressively made available to employees of Veolia Environnement’s French subsidiaries as well as to employees of subsidiaries located in 19 countries other than France. Employees of the Group thus had the possibility of investing in two different investment funds (FCPE) that hold interests in VE shares: a “classic” fund whose value fluctuates with the price of VE shares, and a “secured” fund that protects investors from a decline in the price of VE shares below the original subscription price while giving them the possibility to benefit from a portion of the increase, as the case may be.

A review of the increase in share capital observed in 2006 reveals a high level of participation: out of the 162,415 current or former employees eligible, 28,547 (or 17.58%) decided to participate, resulting in a 57% increase in total contributions compared to 2005. Accordingly, the share capital increase finalized on December 15, 2006 resulted in the issuance of 1,931,340 new shares and a corresponding increase in the Company’s share capital of €9,656,700.

Given the share capital increases that occurred in 2002, 2004, 2005 and 2006, 47,363 employees of the group own 1.41% of Veolia Environnement’s share capital as of the date of filing of the reference document.

In total, approximately 65,000 employees have active accounts in Veolia Environnement’s Sequoia savings plan, i.e., more than 1 in 3 employees in the 20 countries in which the Group’s savings plan is available.

Similarly, as employees subscribing to Veolia Environnement shares via French investment funds (Fonds Commun de Placement d’Entreprise - FCPE) have unfavorable tax and social consequences in the United Kingdom, the Company uses an ad hoc formula referred to as the “Share Incentive Plan” (SIP) allowing British employees to become Veolia Environnement shareholders under favorable conditions. The Share Incentive Plan enables employees to purchase shares of the Company through a trust and paying for them by way of regular withdrawals from their salary. A bonus mechanism (abondement) similar to that employed in countries participating in the Group’s savings plan has also been put in place. Out of the 10,902 eligible British employees, 1,184 have decided to subscribe to this offer at the date of submission of this reference document, which represents a participation rate of 10.86%35 .

35	The definitive figures will be available at March 31, 2007, at the end of the accumulation period.

17.6	Purchases, sales or transfers of the Company’s shares by members of the board of directors and officers

Law no. 2005-811 of July 20, 2005, which contained several adapting provisions to EU regulation in the area of financial markets, has since modified Article L.621-18-2 of the Code monétaire et financier and the applicable rules relating to declarations of transactions executed by directors and officers involving securities of listed companies. As a result, any director, manager, officer36  or person having a personal relationship with any director that carry out transactions on Veolia Environnement shares must report such transaction to the AMF directly (this obligation was previously the Company’s).

In addition, directors and officers are subject to French and U.S. regulation relating to insider trading and the use or disclosure of inside information37.

Finally, directors and officers are required to adhere to the Company’s code of conduct governing trading in its shares (cf. § 4.2.2.1 and 16.1.1 supra). Under the provisions of this code, the Company considers members of the board of directors and the executive committee to be permanent insiders. Accordingly, directors may only carry out purchases or sales of the Company’s shares, directly or through an intermediary, under certain conditions and during certain limited time periods, including after publication of the Company’s annual and semi-annual results.

17.6.1	Purchases, sales or transfers of the Company’s shares by directors

At December 31, 2006, the members of the Company’s board of directors held a total of 14,864 Veolia Environnement shares, representing approximately 0.0036% of the Company’s share capital at that date. The table below details the numbers of Veolia Environnement shares held individually by each of the Company’s directors:

Number of shares held at December 31, 2006
Jean Azema	750
Daniel Bouton	750
Jean-Marc Espalioux	1 363
Jean-Francois Dehecq	750
Paul-Louis Girardot	875
Philippe Kourilsky	750
Serge Michel	4 250
Henri Proglio	751
Baudoin Prot	1 000
Georges Ralli	875
Paolo Scaroni (1)	0
Louis Schweitzer	2 000
Murray Stuart	750
Total	14 864

(1)
Mr. Scaroni has declared the acquisition of 750 Veolia Environnement shares on March 9, 2007 for €53.17 each, which he must own after his appointment by the board of directors on December 12, 2006 (cf. § 14.1 supra).

[36]
Article L621-18-2 of the Code monétaire et financier covers any person who “disposes of the power to make managerial decisions concerning the strategy or evolution of the issuer and regular access to inside information directly or indirectly concerning the issuer.”

[37]
Pursuant to the terms of article L621-18-4 of the Code monétaire et financier, a list of permanent insiders has been established, which includes, in particular, members of Veolia Environnement’s board of directors and executive committee. This list is available to the AMF for review.

Mr. Jean-François Dehecq, a director, declared the acquisition of 750 Veolia Environnement shares on July 17, 2006 for €39.09 each (a gross total of €29,317.50). This acquisition was carried out following Mr. Dehecq’s appointment as a director of the Company by the mixed general shareholders’ meeting held on May 11, 2006, pursuant to the by-laws of Veolia Environnement, which state that each of the Company’s directors must own, or become owner within three months of his appointment, of at least 750 shares in registered form.

No other declaration of transactions involving the purchase or sale of Veolia Environnement securities by directors or any persons having a personal relationship with directors over the course of 2006 was made to the Company.

17.6.2	Purchases, sales or transfers of the Company’s shares by officers

At December 31, 2006, members of the Company’s executive committee held a total of 92,455 Veolia Environnement shares, representing approximately 0.0225 % of the Company’s share capital at that date38 .

The table below details transactions involving Veolia Environnement securities executed during 2006 by members of the Company’s executive committee39:

Name of Officer	Financial Instrument	Nature of Transaction	Date of Transaction	Unit Price (in euros)	Total Amount of Transaction (in euros)
Olivier Barbaroux	*FCPE shares	(1) Subscription	December 15, 2006	37,52	40 510,69
Jérôme Contamine	Shares	Sale	September 21, 2006	46,02	552 240,00
	*FCPE shares	(1) Subscription	December 15, 2006	37,52	62 995,09
	Shares	Subscription	December 29, 2006	22,50	49 500,00
Antoine Frérot	Shares	Subscription	March 30, 2006	37,25	1 688 840,50
	Shares	Sale	March 30, 2006	45,84	2 070 227,01
	Shares	Subscription	September 26, 2006	22,50	1 575 000,00
	Sale and Purchase Options	Acquisition of sale options / Sale of purchase options	September 27, 2006	47,80 (exercising price)	(2)n/a
	*FCPE shares	(1) Subscription	December 15, 2006	37,52	18 382,39
Denis Gasquet	*FCPE shares	(1) Subscription	December 15, 2006	37,52	26 552,35
Eric de Ficquelmont(3)	*FCPE shares	(1) Subscription	December 15, 2006	37,52	156 381,20
Stéphane Richard	Shares	Sale	November 28, 2006	50,52	3 536 400,00
	*FCPE shares	(1) Subscription	December 15, 2006	37,52	106 381,20

*	Group’s savings plan units.

[38]	Direct shareholding, thus not including Group’s savings plan units (parts de FCPE) invested in Veolia Environnement shares.

[39]
This table, established in accordance with the dispositions of article 223-26 of the AMF’s general regulations, details transactions declared to the AMF during 2006 by the « officers » of the Company described in article L621-18-2 of the Code monétaire et financier.

(1)	Subscription of FCPE shares invested in Veolia Environnement shares. The total sum of the transaction includes the sum of the additional amounts contributed by the Company.

(2)	Identical number of sale options acquired and purchase options sold whose prices cancel each other out.

(3)	Eric Marie de Ficquelmont is no longer a member of the Company’s executive committee since January 2007 (cf. § 16.1.2 supra).

CHAPTER 18
PRINCIPAL SHAREHOLDERS

18.1	Shareholders of Veolia Environnement as of December 31, 2006

The table below shows the ownership of Veolia Environnement’s shares and voting rights at December 31, 2006. To the best of the Company’s knowledge, no person other than those listed below directly or indirectly held 4% or more of the Company’s shares or voting rights as of such date.

Shareholder at December 31, 2006	Number of shares	Percentage of share capital	Number of voting rights		Percentage of voting rights
			Gross	Net	**Gross	***Net
Capital Research and Management Company(1)	40,944,336	9.97%	40,944,336	40,944,336	9.97%	10.35%
Caisse des Dépôts et Consignations(2)	40,450,055	9.85%	40,450,055	40,450,055	9.85%	10.23%
Groupe Groupama(3)	24,143,946	5.88%	24,143,946	24,143,946	5.88%	6.10%
EDF(4)	16,255,492	3.96%	16,255,492	16,255,492	3.96%	4.11%
Veolia Environnement(5)	15,254,308	3.71%	15,254,308	-	3.71%	-
Public and other investors	273,747,703	66.64%	273,747,703	273,747,703	66.64%	69.21%
Total*	410,795,840	100%	410,795,840	395,541,532	100%	100%

*
Capital at December 15, 2006, after declaration by the chairman and chief executive officer on such date of a share capital increase through issuance of 9,656,700 new shares following a capital increase reserved for employees.

**	The percentage of gross voting rights is calculated from the total number of voting rights attached to shares, including shares deprived of voting rights.

***	The percentage of net voting rights is calculated from the total number of voting rights attached to shares, less shares deprived of voting rights.

(1)
Capital Research and Management Company (“Capital Research”) is a management company acting on behalf of its clients (U.S. mutual funds). According to Capital Research’s most recent filing with the AMF occurred on January 9, 2007 (Décision et Information AMF n°207C0072, dated January 10, 2007).

(2)
According to the Company’s shareholder analysis of December 31, 2006, using Euroclear data. To the best of the Company’s knowledge, Caisse des Dépôts et Consignations’ most recent filing with the AMF occurred on December 18, 2006 (Décision et Information AMF n°206C2344 dated December 22, 2006). The Caisse des Dépôts et Consignations declared that it was acting alone and that it may purchase additional shares based on market conditions, but that it did not intend to take control over the Company.

(3)
According to the Company’s shareholder analysis of December 31, 2006, using Euroclear data. To the best of the Company’s knowledge, Groupe Groupama’s most recent filing with French market authorities occurred on December 30, 2004 (Décision et Information AMF n°205C0030 dated January 7, 2005).

(4)
According to the register of the Company’s registered shareholders (actionnaires au nominatif) as of December 31, 2006, which is held by Société Générale on the Company’s behalf. To the best of the Company’s knowledge, EDF’s most recent filing with French market authorities occurred on December 30, 2002 (Euronext avis n°2002-4424 dated December 31, 2002). EDF declared that it held 16,155,492 shares as of that date. EDF further declared that it would hold the shares as a financial investment and that it did not seek to influence the Company’s management, and that it would exercise its voting rights with the sole aim of enhancing the value of its investment.

(5)	As set forth in the Company’s monthly filing with the AMF of transactions it has effected with respect to its own shares, filed with the AMF on January 4, 2007.

As of December 31, 2006, foreign investors held approximately 46% of the Company’s shares and French investors the remaining 54%.

Voting rights attached to shares are proportional to the percentage of share capital that such shares represent, and each share carries the right to cast one vote. There are no double voting rights.

To the Company’s knowledge, there are no shareholders’ or other agreements existing between one or more shareholders, and there are no shareholders’ or other agreements to which the Company or any significant non-listed subsidiary is a party that could have material effect on the Company’s share price, other than the agreement concluded with EDF, as set forth in the present reference document in chapter 22 and 20, § 20.1, notes 41 and 43 to the consolidated financial statements.

No third party controls Veolia Environnement, and to the Company’s knowledge no agreement currently exists that could result in a change of control or takeover of the Company in the future.

18.2	Evolution in the ownership of share capital

•
From the time of the Company’s formation until March 31, 1999, SNEGE, a wholly-owned subsidiary of Vivendi Universal, owned 99.99% of its share capital. Between April 1 and April 9, 1999, Vivendi Universal acquired 100% of the Company’s share capital at its nominal value.

•
In July 2000, the Company’s shares began trading on the Premier Marché of Euronext Paris, which became the Eurolist of Euronext on February 21, 2005, which reduced Vivendi Universal’s equity participation in the Company from 100% to 72.3%.

•	In December 2001, Vivendi Universal sold over-the-counter a block of the Company’s shares representing 9.3% of the Company’s total share capital, reducing its ownership in the Company to 63%.

•
In July 2002, the Company conducted a share capital increase with preferential subscription rights. This capital increase was recorded on August 2, 2002. Pursuant to the terms of an agreement dated June 24, 2002, several financial investors including Caisse des Dépôts et Consignations, Groupama, BNP Paribas, AGF, Société Générale, Dexia, Caisses d’Epargne, Crédit Lyonnais and Natexis Banques Populaires (the “Group of Declared Investors” or “GID (1)”), acquired and exercised the preferential subscription rights granted to Vivendi Universal and subscribed for the remainder of shares not subscribed by the public. Following the transaction, the GID (1) held 9.4% of the Company’s share capital.

•
On November 24, 2002, Vivendi Universal, the Company, the GID (1) and a group of new investors including EDF, Caisse des Dépôts et Consignations, Groupama SA, AXA, Compagnie d’Investissement de Paris SAS, Eurazeo, Aurélec, Dexia Crédit Local, Caisse Nationale des Caisses d’Epargne, Assurances Générales de France Holding, CNP-Assurances, Crédit Agricole Indosuez (Suisse) SA (for its own account and the account of a client), CIC, Generali, Crédit Lyonnais, Médéric Prévoyance and Wasserstein Family Trust LLC (the “New Investors”), signed an addendum to the June 24, 2002 agreement[40]  pursuant to which Vivendi Universal sold to the New Investors and to the Company a total of 82,486,072 of the Company’s shares (of which 3,624,844 were sold to the Company, representing approximately 0.9% of its share capital at the time of sale) on December 24, 2002. The Company and the New Investors also received, for each share purchased, a call option that was exercisable at any time between December 24, 2002 inclusive and December 23, 2004 inclusive, entitling the holder thereof to purchase one of the Company’s shares at a price of €26.50 per share. On the date that these call options expired, i.e. December 23, 2004, none had been exercised.

[40]	Clauses published by the Conseil des marchés financiers on January 27, 2003 under n° 203C0104.

•
On December 31, 2002, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been initiated on June 27, 2002. The shares were subscribed for by the FCPE SEQUOIA acting as intermediary on behalf of beneficiaries. Following this transaction, 1,183,158 new shares (nominal value 13.5 euros per share) were subscribed for at a price of 26.5 euros per share, causing share capital to increase by 15,972,633 euros and representing approximately 1.28% of the Company’s existing share capital.

•
On December 6, 2004, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been approved by the Board of Directors on September 16, 2004. The shares were subscribed for by several employee investment funds acting as intermediary on behalf of beneficiaries. Following this transaction, 1,351,468 new shares (nominal value 5 euros per share) were subscribed for at a price of 18.71 euros per share, causing share capital to increase by 6,757,340 euros and representing approximately 0.33% of the Company’s existing share capital.

•
On December 8 and December 9, 2004, Vivendi Universal reduced its shareholding in Veolia Environnement by a total of 15% of share capital, reducing its interest from 20.36% of share capital to only 5.3%. Vivendi Universal reduced its holdings through (i) a private placement to investors involving 10% of share capital, (ii) a sale to Société Générale involving 3% of share capital, and (iii) a sale to Veolia Environnement involving 2% of share capital, which closed on December 29, 2004.

•
On December 6, 2005, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been approved by the Board of Directors on September 15, 2005. The shares were subscribed for by several employee investment funds acting as intermediary on behalf of beneficiaries. Following this transaction, 1,281,928 new shares (nominal value 5 euros per share) were subscribed for at a price of 28.11 euros per share, causing share capital to increase by 6,409,640 euros and representing approximately 0.3% of the Company’s share capital at such date.

•
On July 6, 2006, Vivendi (formerly Vivendi Universal) announced the completion of the sale of 5.3% of Veolia Environnement’s capital, representing a total of 21,523,527 shares, under an accelerated book building procedure. Following this transaction, Vivendi does no longer hold any shares in the Company[41] .

•
On December 15, 2006, the Company recorded the completion of a share capital increase reserved for employees of the Company and the Group, which had been approved by the Board of Directors on September 14, 2006. The shares were subscribed for by several employee investment funds acting as intermediary on behalf of beneficiaries. Following the transaction, 1,931,340 new shares (nominal value 5 euros) were subscribed for at a price of €37.12 each, causing share capital to increase by €9,656,700, representing approximately 0.47% of the Company’s share capital at such date.

[41]
Following the transfer, Vivendi declared, on July 11, 2006, that it held less than 5% of capital and voting rights of Veolia Environnement and that it no longer held any securitites in the Company (Décision et Information AMF n°206C1511 of July 24, 2006).

CHAPTER 19
RELATED PARTY TRANSACTIONS

Information on related party transactions conducted during 2006 is set forth in the statutory auditors’ report on regulated agreements for the 2006 fiscal year (Annex 1 of this reference document42 ), and in chapter 20, paragraph 20.1, notes 43 to the consolidated financial statements.

Investors should also refer to the statutory auditors’ report on regulated agreements for the 2005 fiscal year and the statutory auditors’ report on regulated agreements for the 2004 fiscal year, which are respectively included as annexes in the Veolia Environnement 2005 and 2004 reference documents.

Relations between Veolia Environnement and Vivendi Universal

Vivendi (formerly Vivendi Universal) formally created the Company in 1999 by grouping together the majority of its existing environment-related operations. Following the Company’s initial public offering on Euronext Paris in July 2000, and Vivendi’s successive sales of its shares held in the Company conducted in 2001, 2002 and 2004, Vivendi Universal’s stake in the Company decreased from 100% to 5.3% to and ended with the complete release of Vivendi of the capital of the Company by July 6, 2006.

The Company entered into various agreements with Vivendi in connection with its formation and the initial public offering of its shares aimed at organizing the financial relationship between Vivendi and the Company. For a description of the agreements that continue to exist in 2006 between the Company and Vivendi Universal as of the date of this reference document, see paragraph 2.1 of the special auditors’ report in Annex 1to this reference document.

[42]	Available in the French version of the reference document.

CHAPTER 20
FINANCIAL INFORMATION CONCERNING THE ASSETS, FINANCIAL CONDITION AND RESULTS OF THE ISSUER

20.1	Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

		As of December 31,
CONSOLIDATED BALANCE SHEET - ASSETS (€ million)	Notes	2006 restated	2005	2005	2004 restated	2004

Goodwill	4	5,705.0	4,752.3	4,863.1	4,246.8	4,383.6
Concession intangible assets	5	2,345.6	2,091.8	-	1,610.0	-
Other intangible assets	6	1,379.8	1,281.4	1,171.5	1,192.5	1,059.0
Publicly-owned utility networks		-	-	5,629.5	-	4,820.8
Property, plant and equipment	7	7,918.7	6,885.7	6,722.0	6,173.4	6,137.3
Investments in associates	8	241.0	201.5	201.5	219.2	219.2
Non-consolidated investments	9	181.7	209.5	209.5	181.1	181.1
Long-term IFRIC4 loans		-	-	1,901.9	-	1,693.5
Non-current operating financial assets	10	5,133.4	5,337.4	-	4,947.0	-
Derivative instruments - Assets	32	201.6	249.0	249.0	424.8	424.8
Other non-current financial assets	11	637.5	691.6	692.5	606.7	614.7
Deferred tax assets	12	1,355.7	1,134.7	1,127.3	1,131.8	1,122.6
Non-current assets		25,100.0	22,834.9	22,767.8	20,733.3	20,656.6
Inventories and work-in-progress	13	731.8	635.2	646.2	560.3	562.0
Operating receivables	13	10,968.7	10,083.3	10,112.3	9,233.9	9,261.4
Short-term IFRIC4 loans		-	-	163.5	-	133.0
Current operating financial assets	10	326.2	208.0		158.9
Other short-term loans	14	205.3	221.2	221.2	333.0	333.0
Marketable securities	15	66.4	60.7	60.7	189.3	189.3
Cash and cash equivalents	16	2,658.0	2,336.1	2,336.1	4,660.3	4,660.3
Current assets		14,956.4	13,544.5	13,540.0	15,135.7	15,139.0
Non-current assets held for sale		67.3	1.6	1.6	30.3	30.3
Total assets		40,123.7	36,381.0	36,309.4	35,899.3	35,825.9

		As of December 31,
CONSOLIDATED BALANCE SHEET - EQUITY AND LIABILITIES (€ million)	Notes	2006	2005 restated	2005	2004 restated	2004

Share capital		2,063.1	2,039.4	2,039.4	2,032.1	2,032.1
Additional paid-in capital		6,641.2	6,499.1	6,499.1	6,467.6	6,467.6
Reserves and retained earnings attributable to equity holders of the parent		(4,343.5)	(4,748.3)	(4,735.9)	(5,288.5)	(5,276.9)
Minority interests		2,192.6	1,888.0	1,890.9	1,728.7	1,725.5
Equity	17	6,553.4	5,678.2	5,693.5	4,939.9	4,948.3
Non-current provisions	18	2,196.6	1,648.0	1,613.6	1,308.6	1,283.5
Long-term borrowings	19	14,001.6	13,722.8	13,722.8	12,157.0	12,157.0
Derivative instruments - Liabilities	32	145.9	154.5	154.5	189.8	189.8
Other non-current liabilities	20	207.3	203.7	207.8	159.7	163.8
Deferred tax liabilities	12	1,504.9	1,205.0	1,124.1	1,021.3	933.8
Non-current liabilities		18,056.3	16,934.0	16,822.8	14,836.4	14,727.9
Operating payables	13	11,268.6	10,369.8	10,374.3	9,572.2	9,576.0
Current provisions	18	825.9	754.0	773.8	700.1	723.0
Short-term borrowings	21	2,904.1	2,138.2	2,138.2	5,426.1	5,426.1
Bank overdrafts and other cash position items	22	456.0	506.8	506.8	420.1	420.1
Current liabilities		15,454.6	13,768.8	13,793.1	16,118.5	16,145.2
Non-current liabilities held for sale		59.4	-	-	4.5	4.5
Total equity and liabilities		40,123.7	36,381.0	36,309.4	35,899.3	35,825.9

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENT

		For the year ended December 31,
(€ million)	Notes	2006	2005 restated	2005	2004 restated	2004

Revenue	23	28,620.4	25,570.4	25,244.9	22,792.4	22,500.3
o/w Revenue from operating financial assets		351.0	325.8	125.8	275.6	96.7
Cost of sales		(23,427.1)	(20,869.9)	(20,561.0)	(18,604.8)	(18,346.3)
Selling costs		(515.2)	(478.5)	(478.5)	(439.7)	(439.7)
General and administrative expenses		(2,611.2)	(2,394.9)	(2,403.0)	(2,227.0)	(2,236.4)
Other operating revenue and expenses		66.0	65.8	90.5	(31.3)	2.7
Operating income	24	2,132.9	1,892.9	1,892.9	1,489.6	1,480.6
Finance costs	25	(783.8)	(774.0)	(781.7)	(832.9)	(829.1)
Finance income	25	82.8	63.3	68.3	91.8	97.0
Other financial income and expenses	26	(34.0)	28.1	30.5	44.4	46.1
Income tax expense	27	(409.6)	(422.4)	(422.9)	(174.9)	(184.1)
Share of net income of associates	8 & 28	6.0	6.5	14.9	22.0	24.2
Net income (expense) from continuing operations		994.3	794.4	802.0	640.0	634.7
Net income from discontinued operations	29	0.6	0.7	-	(116.9)	(105.7)
Net income (expense) for the year		994.9	795.1	802.0	523.1	529.0
Minority interests	30	236.2	172.9	179.0	133.3	137.5
Attributable to equity holders of the parent		758.7	622.2	623.0	389.8	391.5
(in euros)
Net income attributable to equity holders of the parent per share	31
Diluted		1.91	1.59	1.59	0.98	0.99
Basic		1.93	1.59	1.60	0.98	0.99

Net income from continuing operations attributable to equity holders of the parent per share	31
Diluted		1.91	1.58	1.59	1.28	1.25
Basic		1.93	1.59	1.60	1.28	1.25

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

		For the year ended December 31,
(€ million)	Notes	2006	2005 restated	2005	2004 restated	2004

Net income for the year attributable to equity holders of the parent		758.7	622.2	623.0	389.8	391.5
Minority interests	30	236.2	172.9	179.0	212.3	216.4
Operating depreciation, amortization, provisions and impairment losses	24	1,831.0	1,690.7	1,829.3	1,917.8	2,041.5
Financial amortization and impairment losses	26	9.4	(21.0)	(21.0)	(38.2)	(38.2)
Gains (losses) on disposal and dilution		(73.3)	(70.0)	(70.0)	(161.3)	(161.3)
Share of net income of associates	8 & 28	(6.0)	(14.9)	(14.9)	(24.2)	(24.2)
Dividends received	26	(9.7)	(6.5)	(6.5)	(6.0)	(6.0)
Finance costs and finance income	25	701.0	712.4	713.4	742.8	732.1
Income tax expense	27 & 29	357.1	422.4	422.9	303.9	309.5
Other		40.0	33.7	32.1	(0.7)	(0.7)
Operating cash flow before changes in working capital		3,844.4	3,541.9	3,687.3	3,336.2	3,460.6
Changes in working capital	13	(111.8)	(39.4)	(52.2)	286.1	294.4
Income taxes paid		(343.0)	(338.8)	(338.8)	(238.0)	(238.0)
Net cash flow from operating activities		3,389.6	3,163.7	3,296.3	3,384.3	3,517.0
Purchases of intangible, property, plant and equipment		(2,017.6)	(1,837.1)	(2,081.9)	(1,723.0)	(1,964.0)
Proceeds on disposal of intangible, property, plant and equipment		141.3	168.8	173.5	321.8	316.2
Purchases of investments		(1,291.5)	(944.1)	(944.1)	(332.5)	(334.0)
Proceeds on disposal of investments		206.7	154.0	154.0	2,184.2	2,184.2
Operating financial assets:	10
New operating financial assets		(360.6)	(513.4)	(269.3)	(428.5)	(177.0)
Principal payments on operating financial assets		438.1	320.6	184.0	275.7	130.0
Dividends received	8 & 26	13.8	16.8	16.8	23.5	23.5
New long-term loans granted	11	(69.4)	(62.1)	(62.1)	(132.5)	(132.5)
Principal payments on long-term loans	11	29.2	55.7	55.7	131.4	129.4
Net decrease in short-term loans	14	2.6	115.0	115.0	41.1	41.1
Sales and purchases of marketable securities	15	3.4	118.2	118.2	(42.3)	(42.3)
Net cash from (used in) investing activities		(2,904.0)	(2,407.6)	(2,540.2)	318.9	174.6
Net increase/(decrease) in short-term borrowings	21	(239.2)	(2,936.2)	(2,936.2)	1,789.2	1,789.2
New long-term borrowings and other debt	19 & 20	1,997.2	3,134.8	3,134.1	930.5	930.5
Principal payments on long-term borrowings and other debt	19 & 20	(1,000.8)	(2,319.6)	(2,318.9)	(3,468.7)	(3,468.7)
Proceeds on issue of shares		246.5	81.0	81.0	167.2	167.2
Purchase of treasury shares		0.4	-	-	(183.2)	(183.2)
Dividends paid		(479.2)	(374.0)	(374.0)	(389.6)	(389.6)
Interest paid		(596.4)	(738.8)	(738.8)	(640.9)	(640.9)
Net cash used in financing activities		(71.5)	(3,152.8)	(3,152.8)	(1,795.5)	(1,795.5)
Net cash at the beginning of the year		1,829.3	4,240.2	4,240.2	2,320.6	2,320.6
Effect of foreign exchange rate changes		(41.4)	(14.2)	(14.2)	11.9	23.5
Net cash at the end of the year		2,202.0	1,829.3	1,829.3	4,240.2	4,240.2
Cash and cash equivalents	16	2,658.0	2,336.1	2,336.1	4,660.3	4,660.3
- Bank overdrafts and other cash position item	22	456.0	506.8	506.8	420.1	420.1
Net cash at the end of the year		2,202.0	1,829.3	1,829.3	4,240.2	4,240.2

Discontinued operations within the meaning of IFRS 5 contributed - €10.0 million, €8.9 million and €234.0 million to net cash from operating activities, €12.2 million, €5.4 million and €2,159.0 million to net cash from investing activities and €10.3 million, -€4.4 million and - €9.6 million to net cash from financing activities in 2006, 2005 restated and 2004 restated respectively.

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENT OF RECOGNIZED INCOME AND EXPENSES

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005 restated	Year ended December 31, 2005	Year ended December 31, 2004 restated	Year ended December 31, 2004

Net income for the year	994.9	795.1	802.0	523.1	529.0
Actuarial gains or losses on pension obligations	25.6	(144.7)	(144.7)	-	-
Fair value adjustments on available-for-sale assets	(2.3)	(2.4)	(2.4)	(25.7)	(25.7)
Fair value adjustments on cash flow hedge derivative instruments	37.0	13.7	13.7	1.9	1.9
Foreign exchange gains and losses:
on translation of the financial statements of subsidiaries drawn up in a foreign currency	(92.3)	331.8	323.5	(40.0)	(40.0)
on the net financing of foreign investments	(7.8)	(13.8)	(13.8)	(21.2)	(21.2)
Income and expenses recognized directly in equity	(39.8)	184.7	176.3	(85.0)	(85.0)
Total income and expenses recognized	955.1	979.8	978.3	438.1	444.0
Attributable to equity holders of the parent	712.2	783.8	776.3	303.8	305.5
Attributable to minority interests	242.9	195.9	202.0	134.3	138.6

Effect of change in accounting policies on retained earning as of January 1, (IAS1.96(d))	(15.3)	(8.4)	-	(4.6)	-

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Accounting principles and methods

1.1 Preparation of 2006 financial statements

In accordance with European Parliament and Council Regulation (EC) No.1606/2002 of July 19, 2002 and European Commission Regulation (EC) No.1725/2003 of September 29, 2003, the Veolia Environnement consolidated financial statements are, since the year ended December 31, 2005, presented in accordance with International Financial Reporting Standards (IFRS), as published by the International Accounting Standards Board (IASB) and adopted by the European Union.

Nonetheless, concession contracts are accounted for in the 2006 consolidated financial statements in accordance with IFRIC 12, Concessions, published in November 2006. This interpretation, which is scheduled for adoption by the European Union in June/July 2007, is applicable to accounting periods commencing on or after January 1, 2008. Veolia Environnement has elected for early adoption of this interpretation and the change in accounting method has been applied retrospectively in accordance with IAS 8 on Changes in accounting method.

As such, the Veolia Environnement consolidated financial statements for the year ended December 31, 2005 and 2004 financial information has been restated accordingly for the retrospective adoption of IFRIC 12 (financial statements of 2005 and 2004 restated). The provisional impact of the early adoption of IFRIC 12 on the 2005 consolidated financial statements was communicated by Veolia Environnement in its update (filed September 26, 2006) to the Reference Document filed with the Financial Markets Authority (Autorité des Marchés Financiers (AMF)) on April 6, 2006.

Following a decision by the appropriate level of management to sell the Transportation Division’s Danish activities in 2007, the net income components of this activity were classified in Net income from discontinued operations in accordance with IFRS 5 on activities held for sale and the 2005 and 2004 consolidated financial statements were restated accordingly. The divestment of Southern Water was also recognized in accordance with IFRS 5 and the 2005 and 2004 consolidated financial statements were restated accordingly (see Notes 29 and 47).

The accounting methods presented below have been applied consistently for all periods presented in the consolidated financial statements.

The consolidated financial statements are presented using the historical cost convention, with the exception of assets and liabilities recognized at fair value: derivative instruments, financial instruments held for trading and available-for-sale financial instruments (in accordance with IAS 32 and IAS 39).

The Veolia Environnement consolidated financial statements for the year ended December 31, 2006 were closed by the Board of Directors on March 7, 2007.

1.2 Basis of Presentation as of December 31, 2006

The consolidated financial statements are presented in millions of euro, unless stated otherwise.

The consolidated financial statements comprise the financial statements of Veolia Environnement SA and its subsidiaries as of December 31 each year. The financial statements of subsidiaries are drawn up for the same reference period as those of the parent company, in accordance with uniform accounting policies and methods.

All inter-company balances and transactions, together with all income and expense items and unrealized gains and losses included in the net carrying amount of assets, resulting from internal transactions, are eliminated in full.

Subsidiaries are consolidated from the date of acquisition, which is the date on which the Group obtains control, up to the date on which it ceases to exercise control.

Minority interests represent the share of net income or loss and of net assets not held by the Group. They are presented separately in the Income Statement and separately from equity attributable to equity holders of the parent in Equity in the Consolidated Balance Sheet.

1.3 Principles of Consolidation

Veolia Environnement fully consolidates all entities over which it exercises control. Control is defined as the ability to govern, directly or indirectly, the financial and operating policies of an entity in order to obtain the benefit of its activities.

Companies in which Veolia Environnement exercises significant influence over financial and operating policies are accounted for using the equity method. Significant influence is presumed to exist where the Group holds at least 20% of share capital or voting rights.

Companies over which Veolia Environnement exercises joint control as a result of a contractual agreement between partners are consolidated using the proportionate method in accordance with IAS 31.

Pursuant to SIC 12, Special Purpose Entities (SPEs) are consolidated when the substance of the relationship between the SPE and Veolia Environnement or its subsidiaries indicates that the SPE is controlled by Veolia Environnement. Control may arise through the predetermination of the activities of the SPE or through the fact that, in substance, the financial and operating policies are defined by Veolia Environnement or Veolia Environnement benefits from most of the economic advantages and/or assumes most of the economic risks related to the activity of the SPE.

Pursuant to IAS 27, potential voting rights available for exercise attached to financial instruments which, if exercised, would confer voting rights on Veolia Environnement and its subsidiaries, are taken into account where necessary in assessing the level of percentage control or significant influence exercised.

1.4 Translation of Foreign Subsidiaries' Financial Statements (IAS 21)

Balance sheets, income statements and cash flow statements of subsidiaries whose functional currency is different from that of the Group are translated into the reporting currency at the applicable rate of exchange (i.e., the year-end rate for balance sheet items and the average annual rate for income statement and cash flow items). Translation gains and losses are recorded in equity. The exchange rates of the major currencies of non-euro countries used in the preparation of the consolidated financial statements were as follows:

Year-end exchange rate (one foreign currency unit = €xx)	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
U.S. Dollar	0.7593	0.8477	0.7342
Pound Sterling	1.4892	1.4592	1.4183
Czech Crown	0.0364	0.0345	0.0328

Average annual exchange rate (one foreign currency unit = €xx)	Average rate 2006	Average rate 2005	Average rate 2004
U.S. Dollar	0.7918	0.8078	0.8025
Pound Sterling	1.4665	1.4640	1.4721
Czech Crown	0.0354	0.0336	0.0314

1.5 Foreign Currency Transactions (IAS 21 - IAS 39)

Foreign currency transactions are translated into euro at the exchange rate prevailing at the transaction date. At the year end, foreign currency-denominated monetary assets and liabilities are remeasured in euro at year-end exchange rates. The resulting foreign exchange gains and losses are recorded in net income for the period.

Loans to a subsidiary the settlement of which is neither planned nor probable in the foreseeable future represent, in substance, a portion of the Group’s net investment in this foreign operation. Foreign exchange gains and losses on monetary items forming part of a net investment are recognized directly in equity as foreign exchange translation adjustments and are released to income on the disposal of the net investment.

Exchange gains and losses on foreign currency-denominated borrowings or on foreign currency derivatives that qualify as hedges of net investments in foreign subsidiaries, are recognized directly in equity as foreign exchange translation adjustments. Amounts recognized in equity are released to income on the sale of the relevant investment.

Foreign currency-denominated non-monetary assets and liabilities recognized at historical cost are translated using the exchange rate prevailing as of the transaction date. Foreign currency-denominated non-monetary assets and liabilities recognized at fair value are translated using the exchange rate prevailing as of the date the fair value is determined.

In May 2006, the European Union adopted IAS 21 revised, application of which is mandatory from January 1, 2006. The revised text states that in the case of a net investment in a foreign operation, foreign exchange gains or losses on loans denominated in a currency that is not the functional currency of the lending or borrowing company must be recognized in foreign exchange translation reserves. The impact on the Veolia Environnement consolidated financial statements is not material.

1.6 Property, Plant and Equipment (IAS 16 AND IAS 17)

Property, plant and equipment are recorded at historical acquisition cost to the Group, less accumulated depreciation and any accumulated impairment losses.

Property, plant and equipment are recorded by component, with each component depreciated over its useful life.

Expected “average” useful lives are as follows:

Expected average useful life (in years)

Buildings	20 to 50
Technical systems	7 to 24
Vehicles	3 to 25
Other plant and equipment	3 to 12

Borrowing costs attributable to the acquisition or construction of identified installations, incurred during the construction period, are included in the cost of those assets in accordance with IAS 23 (Borrowing costs).

A finance lease contract is a contract that transfers to the Group substantially all the risks and rewards related to the ownership of an asset.

Pursuant to IAS 17, Leases, assets financed by finance lease are recorded in property, plant and equipment at the present value of minimum lease payments less accumulated depreciation and any accumulated impairment losses or, if lower, fair value and depreciated over the shorter of the lease term and the expected useful life of the assets, unless it is reasonably certain that the asset will become the property of the lessee at the end of the contract.

Given the nature of the Group's businesses, the Divisions do not own investment property in the normal course of their operations.

1.7 Government Grants (IAS 20)

1.7.1 Investment grants for property, plant and equipment

In accordance with the option offered by IAS 20, investment grants are deducted from the gross carrying amount of property, plant and equipment to which they relate.

They are recognized as a reduction in the depreciation charge over the useful life of the depreciable asset.

When the construction of an asset covers more than one period, the portion of the grant not yet used is recorded in Other liabilities in the Balance Sheet.

1.7.2 Grants relating to concession contracts

Grants received in respect of concession contracts (see Note 1.20 for further details) are generally definitively earned and, therefore, are not repayable.

In accordance with the option offered by the standard, these grants are presented as a deduction from concession intangible assets when the corresponding concession contract is recognized in accordance with the intangible asset model and as a deduction from operating financial assets when the concession contract is recognized in accordance with the financial asset model.

Under the intangible asset model, the grant reduces the amortization charge in respect of the concession intangible asset over the residual term of the concession contract.

Under the financial asset model, investment grants are equated to a means of repaying the operating financial asset.

1.7.3 Operating grants

Operating grants concern, by definition, operating items.

They are recognized as a deduction from the cost of goods sold, on a systematic and rational basis, over the period that matches them with related costs.

1.8 Intangible Assets Excluding Goodwill (IAS 38)

Intangible assets are identifiable non-monetary assets without physical substance. They are recorded at acquisition cost less accumulated amortization and any accumulated impairment losses.

Intangible assets mainly consist of entry fees paid to local authorities for public service contracts, the value of contracts acquired through business combinations, patents, licenses, software and operating rights.

1.9 Business Combinations and Goodwill (IFRS 3)

All business combinations are recorded in accordance with the purchase accounting method. Goodwill arises on the acquisition of subsidiaries, associates and joint ventures. Assets acquired, liabilities and contigent liabilities assumed are recorded at fair value. The excess of the purchase price over the fair value of assets acquired and liabilities and contingent liabilities assumed, if any, is capitalized as goodwill.

Goodwill is not amortized under IFRS, but subject to impairment tests performed at the level of the cash generating unit (“CGU”), at least once annually. Under IAS 36, the cash generating unit is generally defined as a country per business segment. This is generally the level at which Veolia Environnement manages operations.

1.10 Asset Impairment (IAS 36)

The Group performs impairment tests on intangible assets and property, plant and equipment if there is internal or external indication of impairment loss.

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life following the preparation of a long-term plan, or more frequently where there is an indication of decrease in value. In such case, the long-term prospects of an activity are reviewed, a valuation is performed and an impairment is recorded in priority against goodwill in interim financial reporting if necessary.

The net carrying amount of an asset or group of assets is reduced to its recoverable amount (higher of the fair value less costs to sell and the value in use), where this is less.

The value in use is determined by discounting the future cash flows expected to be derived from the asset, cash generating unit (CGU) or group of CGUs considered, taking into account, where appropriate, the residual value, discounted using the discount rate determined for each asset, CGU or group of CGUs and corresponding to the risk-free rate plus a risk premium weighted for business-specific risks. Given the activities of the Group, cash generating units generally correspond to a country in each Division.

Impairment losses can be reversed, with the exception of goodwill.

1.11 Inventories (IAS 2)

In accordance with IAS 2, inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.
1.12 Non-current Assets Held for Sale, Discontinued Operations (IFRS 5)

Non-current assets and liabilities held for sale are stated at the lower of their net carrying amount and fair value less costs to sell.

The net income or loss realized by discontinued activities is reported on a separate line of the Income Statement.
1.13 Provisions (IAS 37)

Pursuant to IAS 37, a provision is recorded when, at the year end, the Group has a current legal or implicit obligation to a third party as a result of a past event, and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be reliably estimated.

In the event of a restructuring, an obligation exists if, prior to the period end, the restructuring has been announced and a detailed plan produced or implementation has commenced. Future operating costs are not provided.

As part of its obligations under public services contracts, the Group assumes responsibility for the maintenance and repair of installations of the publicly-owned utility networks it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed.

In the case of provisions for restoration of landfill sites (closure and post-closure costs), Veolia Environnement accounts for the obligation to restore a site as waste is deposited, recording a non-current asset component and taking into account inflation and the date on which expenses will be incurred (discounting). The asset is amortized based on its depletion.

Provisions giving rise to a cash outflow after more than one year are discounted if the impact is material. The unwinding of the discount is recorded in the Income Statement in “Other financial income and expenses”.

1.14 Financial Instruments (IAS 32 and IAS 39)

Financial assets and liabilities

Financial assets include assets classified as available-for-sale, held-to maturity and assets at fair value throught income statement, asset derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, liability derivative instruments and operating liabilities.

The recognition and measurement of financial assets and liabilities is governed by IAS 39, Financial instruments: recognition and measurement.

Recognition and measurement of financial assets

Financial assets are recognized at the settlement date. Financial assets are initially recognized at fair value, net of transaction costs. In the case of assets measured at fair value through the Income Statement, transaction costs are expensed directly to net income.

The Group classifies financial assets in one of the four categories identified by IAS 39 on the acquisition date:

Held-to-maturity assets

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables that the Group acquires with the positive intention and ability to hold to maturity. After initial recognition at fair value, held-to-maturity assets are recognized and measured at amortized cost using the effective interest method.

Held-to-maturity assets are reviewed for objective evidence of impairment. An impairment loss is recognized if the carrying amount of the financial asset exceeds its recoverable amount, as estimated during impairment tests. The impairment loss is recognized in the Income Statement.

Available-for-sale assets

Available-for-sale assets mainly consist of non-consolidated investments and marketable securities that do not qualify for inclusion in other financial asset categories. They are measured at fair value, with fair value movements recognized directly in equity, unless an impairment test leads to the recognition of an unrealized capital loss compared with the historical acquisition cost and this is equated to a material and long-term loss. Where this is the case, the impairment loss is recognized in the Income Statement. Impairment reversals are recognized in the Income Statement for debt securities only (receivables and interest rate bonds).

Amounts recognized in equity are released to income on the sale of the relevant investment. Fair value is equal to market value in the case of listed securities and an estimate of the value in use in the case of unlisted securities, determined based on financial criteria most appropriate to the specific situation of each security. Non-consolidated investments which are not listed on an active market and for which the fair value cannot be measured reliably, are recorded as a last resort by the Group at historical cost less any accumulated impairment losses.

Loans and receivables

This category includes loans to non-consolidated investments, other loans and receivables and trade receivables. After initial recognition at fair value, these instruments are recognized and measured at amortized cost using the effective interest method.

An impairment loss is recognized if the carrying amount of these assets exceeds the recoverable amount, as estimated during impairment tests. The impairment loss is recognized in the Income Statement.

Assets at fair value through the Income Statement

This category includes trading assets acquired by the Company for the purpose of selling them in the near term in order to realize a capital gain, which form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Assets at fair value through the Income Statement also include the portfolio of cash UCITS whose performance and management are based on fair values. Changes in the value of these assets are recognized in the Income Statement.

Cash and cash equivalents

Cash equivalents are held to meet short-term cash commitments rather than for investment or other purposes. Cash and cash equivalents include all cash balances, deposits with a maturity of less than 3 months when initially recorded in the Balance Sheet, monetary UCITS and negotiable debt instruments. These investments can be converted into cash or sold in the very short term and do not present any material risk of loss in value. Cash and cash equivalents are valued in accordance with the rules applicable to the Assets at fair value through the Income Statement category.

Bank overdrafts repayable on demand which form an integral part of the Group’s cash management policy represent a component of cash and cash equivalents for the purposes of the cash flow statement.

Recognition and measurement of financial liabilities

With the exception of trading liabilities and liability derivative instruments which are measured at fair value, borrowings and other financial liabilities are recognized initially at fair value less transaction costs and subsequently measured at amortized cost using the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments through to maturity or the next market-price fixing date, to the net carrying amount of the financial liability.

When the financial liability issued includes an embedded derivative which must be recognized separately, the amortized cost is calculated on the debt component only. The amortized cost at the acquisition date is equal to the proceeds from the issue less the fair value of the embedded derivative.

Minority interest put options

Pursuant to IAS 27, minority interests in fully consolidated subsidiaries are considered a component of equity.

Furthermore, in accordance with IAS 32, minority interest put options are considered liabilities.

Pending an IFRIC interpretation or a specific IFRS, the Group has adopted the following treatment:

•	the present value of purchase undertakings is recorded in borrowings in the Balance Sheet, through minority interests and where necessary goodwill for the residual balance.

•
gains or losses resulting from the unwinding of the discount on the liability are recorded in finance costs and, when the put exercise price is variable, changes in the value of the instrument resulting from changes in valuation assumptions concerning the promise are recorded in borrowings through goodwill.

If the minority interests have not been purchased on the expiry of the commitment, minority interests in equity are reconstituted though goodwill and the liability recognized in respect of the commitment (no longer necessary).

Recognition and measurement of derivative instruments

The Group uses various derivative instruments to manage its exposure to interest rate and foreign exchange risks resulting from its operating, financial and investment activities whilie part of the global hedging policy. Certain transactions performed in accordance with the Group interest rate and foreign exchange risk management policy do not satisfy hedge accounting criteria and are recorded as trading instruments.

Derivative instruments are recognized in the balance sheet at fair value. Other than the exceptions detailed below, changes in the fair value of derivative instruments are recorded through the Income Statement. The fair value of derivatives is estimated using standard valuation models which take into account active market data.

Derivative instruments may be designated as hedges under one of three types of hedging relationship: fair value hedge, cash flow hedge or net investment hedge in a foreign operation:

•
a fair value hedge is a hedge of exposure to changes in fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk (notably interest rate or foreign exchange risk), and could affect net income for the period.

•
a cash flow hedge is a hedge of exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a planned purchase or sale) and could affect net income for the period.

•	the net investment hedge in a foreign operation hedges the exposure to foreign exchange risk of the net assets of a foreign operation including loans considered part of the investment (IAS 21).

An asset, liability, firm commitment, future cash-flow or net investment in a foreign operation qualifies for hedge accounting if:

•	the hedging relationship is precisely defined and documented at the inception date;

•
the effectiveness of the hedge is demonstrated at inception and by regular verification of the offsetting nature of movements in the market value of the hedging instrument and the hedged item. The ineffective portion of the hedge is systematically recognized in the Income Statement.

The use of hedge accounting has the following consequences:

•
in the case of fair value hedges of existing assets and liabilities, the hedged portion of these items is measured at fair value in the Balance Sheet. The gain or loss on remeasurement is recognized in the Income Statement, where it is offset against matching gains or losses arising on the fair value remeasurement of the hedging financial instrument, to the extent it is effective;

•
in the case of cash flow hedges, the portion of the gain or loss on the fair value remeasurement of the hedging instrument that is determined to be an effective hedge is recognized directly in equity, while the gain or loss on the fair value remeasurement of the underlying item is not recognized in the balance sheet. The ineffective portion of the gain or loss on the hedging instrument is recognized in the Income Statement. Gains or losses recognized in equity are released to the Income Statement in the same period or periods in which the asset acquired or liability issued impacts the Income Statement;

•
in the case of net investment hedges, the effective portion of the gain or loss on the hedging instrument is recognized in translation reserves in equity, while the ineffective portion is recognized in the Income Statement. Gains and losses recognized in foreign exchange translation reserves are released to the Income Statement when the foreign investment is sold.

Embedded derivatives

An embedded derivative is a component of a host contract that satisfies the definition of a derivative and whose economic characteristics are not closely related to that of the host contract. An embedded derivative must be separated from its host contract and accounted for as a derivative if, and only if, the following three conditions are satisfied:

•	the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•	the embedded derivative satisfies the definition of a derivative laid down in IAS 39; and

•	the hybrid instrument is not measured at fair value with changes in fair value recognized in the Income Statement.

Treasury shares

Treasury shares are deducted from equity.

Gains or losses arising on the sale of treasury shares are recognized directly in equity and do not impact the Income Statement.

1.15 Pension Plans and Other Post-employment Benefits (IAS 19)

The Group has several pension plans. Pension obligations are calculated using the projected unit credit method. This method is based on the probability of personnel remaining with companies in the Group until retirement, the foreseeable changes in future compensation, and the appropriate discount rate. Specific discount rates are adopted for each monetary zone. This results in the recognition of pension-related assets or liabilities, and the recognition of the related net expenses.

As Veolia Environnement elected to offset actuarial gains and losses against equity as of January 1, 2004 and for early adoption as of January 1, 2005 of IAS 19 (revised), actuarial gains and losses are recognized directly in equity and are not amortized to the Income Statement.

1.16 Share-Based Payments (IFRS 2)

Pursuant to IFRS 2, Share-based Payment, an expense is recorded in respect of share purchase or subscription plans and other share-based compensation granted by the Group to its employees. The fair value of these plans on the grant date is expensed in the Income Statement and recognized directly in equity in the period in which the benefit is vested and the service is rendered. In accordance with IFRS 2, in order to ensure the comparability of the 2005 and 2004 financial statements, only those plans granted after November 7, 2002 and for which rights have not been vested as of January 1, 2005 are measured and recognized in personnel costs.

The fair value of purchase and subscription options is calculated using the Black and Scholes model, taking into account the expected life of the options, the risk-free interest rate, observed volatility in the past and dividends expected on the shares.

The compensation expense in respect of employee savings plans is equal to the difference between the subscription price and the average share price at each subscription date, less a discount for non-transferability.

1.17 Revenue (IAS 18)

Revenue represents sales of goods and services measured at the fair value of the counterparty received or receivable.

Revenue from the sale of goods or services is recognized when the following conditions are satisfied:

•	the amount of revenue can be measured reliably;

•	the significant risks and rewards of ownership of the goods have been transferred to the buyer;

•	the recovery of the counterparty is considered probable;

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

1.17.1 Sales of goods

Sales of goods mainly concern water distribution and wastewater treatment construction work in the Water Division and sales of products related to recycling activities in the Waste Management Division.

Revenue relating to these sales is recognized on physical delivery of the goods, which represents the transfer of the inherent risks of ownership of these goods.

1.17.2 Sales of services

The provision of services represents the majority of Group businesses such as the processing of waste, water distribution and related services, network operation and passenger transport and energy services (heat distribution, thermal services and public lighting).

Revenue from these activities is recognized when the service is rendered and it is probable that the economic benefits will flow to Group entities.

These activities involve the performance of a service agreed contractually (nature, price) with a public sector or industrial customer, within a set period. Billing is therefore based on the waste tonnage processed/ incinerated, the volume of water distributed, the thermal power delivered or the number of passengers transported, multiplied by the contractually agreed price.

Note that fees and taxes collected on behalf of local authorities are excluded from Revenue when there is no risk of payment default by third parties for the Group.

1.17.3 Construction contracts (excluding concession contracts)

Construction contracts primarily concern the design and construction of the infrastructures necessary for water treatment/distribution activities.

The related revenue is recognized in accordance with IAS 11 (see Note 1.22).

1.17.4 IFRIC 4 Contracts

Contracts falling within the scope of IFRIC 4 (see Note 1.21) involve services generally rendered to industrial/private customers (all service components to which the parties have agreed are detailed in contracts such as BOT (Build Operate Transfer) contracts.

Services include the financing of the construction of a specific asset/installation on behalf of the customer and the operation of the asset concerned.

Revenue relating to the construction of the asset is recognized in the same way as construction contracts, in accordance with the provisions of IAS 11 and recorded in operating financial assets. It is recognized on a completion basis at each period end, based on actual and expected costs.

The financing of construction work involves finance costs that are invoiced to the customer and recognized in Revenue, under Revenues from operating financial assets. This interest is recognized in Revenue from the start of construction work and represents remuneration received by the builder/lender.

Revenue relating to the operation of the asset is recognized on delivery of the goods or performance of the service depending on the operating activity.

1.17.5 Concession contracts (IFRIC 12)

See Note 1.20 on concession contracts.
1.18 Financial Items in the Income Statement

Finance costs consist of interest payable on borrowings calculated using the amortized cost method and losses on interest rate derivatives, both qualifying and not qualifying as hedges.

Interest costs included in payments under lease finance contracts are recorded using the effective interest method.

Finance income consists of gains on interest rate derivatives, whether qualifying or not qualifying as hedges and income from cash investments and equivalents.

Other financial income and expenses notably include loan income calculated using the amortized cost method, dividends, foreign exchange gains and losses, impairment losses on financial assets and the unwinding of discounts on provisions.

1.19 Income Taxes (IAS 12)

The income tax expense (income) includes the current tax charge (income) and the deferred tax charge (income).

Deferred tax assets are recognized on deductible temporary differences, tax loss carry forwards and/or tax credit carry forwards. Deferred tax liabilities are recognized on taxable temporary differences.

Deferred tax assets and liabilities are adjusted for the effects of changes in prevailing tax laws and rates at the year end. Deferred tax balances are not discounted.

A deferred tax asset is recognized to the extent that the Group is likely to generate sufficient future taxable profits against which the asset can be offset. Deferred tax assets are impaired to the extent that it is no longer probable that sufficient taxable profits will be available.

1.20 Concession Contracts (IFRIC 12)

IFRIC 12 on the accounting treatment of concession contracts is adopted early by the Group in the 2006 consolidated financial statements.

A substantial portion of the Group’s assets are used within the framework of concession or affermage contract granted by public sector customers (“grantors”) and/or by concession companies purchased by the Group on full or partial privatization. The characteristics of these contracts vary significantly depending on the country and activity concerned.

Nonetheless, they generally provide, directly or indirectly, for customer involvement in the determination of the service and its remuneration, and the return of the assets necessary to the performance of the service at the end of the contract.

In order to fall within the scope of IFRIC 12, a contract must satisfy the following two criteria:

•	the grantor controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and

•	the grantor controls the significant residual interest in the infrastructure at the end of the term of the arrangement.

Pursuant to IFRIC 12, such infrastructures are not recognized in assets of the operator as property, plant and equipment but in financial assets (“financial asset model”) and/or intangible assets (“intangible asset model”) depending on the remuneration commitments given by the grantor.

1.20.1 “Financial asset model”

The financial asset model applies when the operator has an unconditional right to receive cash or another financial asset from the grantor.

In the case of concession services, the operator has such an unconditional right if the grantor contractually guarantees the payment of:

•	amounts specified or determined in the contract or

•	the shortfall, if any, between amounts received from users of the public service and amounts specified or determined in the contract.

Financial assets resulting from the application of IFRIC 12 are recorded in the Balance Sheet under the heading “Operating financial assets” and recognized at amortized cost.

Unless otherwise indicated in the contract, the effective interest rate is equal to the weighted average cost of capital of the entities carrying the assets concerned.

Pursuant to IAS 39, an impairment loss is recognized if the carrying amount of these assets exceeds the fair value, as estimated during impairment tests. Fair value is estimated based on the recoverable amount, calculated by discounting future cash flows (value in use method).

The portion falling due within less than one year is presented in “Current operating financial assets”, while the portion falling due within more than one year is presented in the non-current heading.

Pursuant to IAS 18, Revenue associated with this financial model includes:

•	revenue determined on a completion basis in the case of construction operating financial assets (in accordance with IAS 11);

•	the remuneration of the operating financial asset recorded in Revenue from operating financial assets (excluding principal payments);

•	service remuneration.

1.20.2 “Intangible asset model”

The intangible asset model applies where the operator is paid by the users or where the concession grantor has not provided a contractual guarantee in respect of the amount recoverable. The intangible asset corresponds to the right granted by the concession grantor to the operator to charge users of the public service.

Intangible assets resulting from the application of IFRIC 12 are recorded in the Balance Sheet under the heading “Concession intangible assets” and are amortized, generally on a straight-line basis, over the contract term. However, fees paid to local authorities that are part to intangible costs are disclosed under item “Other intangible assets”.

Under the intangible asset model, Revenue includes:

•	revenue from the construction of the infrastructure (in accordance with IAS11);

•	operating revenue of the infrastructure.

1.20.3 “Mixed (or bifurcation) model”

The choice of the financial asset or intangible asset model depends on the existence of payment guarantees granted by the concession grantor.

However, certain contracts may include a payment commitment on the part of the concession grantor covering only part of the investment, with the balance covered by royalties charged to users.

Where this is the case, the investment amount guaranteed by the concession grantor is recognized under the financial asset model and the residual balance is recognized under the intangible asset model.

1.21 Contracts Falling Within the Scope Of IFRIC 4

IFRIC 4 seeks to identify the contractual terms and conditions of agreements which, without taking the legal form of a lease, convey a right to use a group of assets in return for payments included in the overall contract remuneration. It identifies in such agreements a lease contract which is then analyzed and accounted for in accordance with the criteria laid down in IAS 17, based on the allocation of the risks and rewards of ownership,.

The contract operator therefore becomes the lessor vis-à-vis its customers. Where the lease transfers the risks and rewards of ownership of the asset in accordance with IAS 17 criteria, the operator recognizes a financial asset to reflect the corresponding financing, rather than an item of property, plant and equipment.

These financial assets are recorded in the Balance Sheet under the heading “Operating financial assets”. They are initially recorded at the lower of fair value and total future flows and subsequently at amortized cost using the effective interest rate of the contract.

The portion falling due within less than one year is presented in “Current operating financial assets”, while the portion falling due within more than one year is presented in the non-current heading.

Contracts falling within the scope of IFRIC 4 are either outsourcing contracts with industrial customers, BOT (Build Operate Transfer) contracts, or incineration or cogeneration contracts under which, notably, demand or volume risk is, in substance, transferred to the prime contractor.

During the construction phase, a financial receivable is recognized in the balance sheet and operating income in the Income Statement, in accordance with the percentage completion method laid down in IAS 11 for construction contracts.

The financial receivables resulting from this analysis are initially measured at the fair value of lease payments and then amortized using the effective interest method.

After a review of the contract and its financing, the implied interest rate on the financial receivable is based on either the Group financing rate and /or the borrowing rate associated with the contract.
1.22 Construction Contracts (IAS 11)

Veolia Environnement recognizes income and expenses associated with construction contracts in accordance with the percentage of completion method defined in IAS 11.

These contracts are entered into with local authorities or private partners for the construction of the infrastructures necessary for the provision of services. They are generally fixed-price contracts as defined by IAS 11.

Revenue generated by construction services rendered by the Group is measured at the fair value of the consideration received or receivable, where total income and expenses associated with the construction contract and the stage of completion can be determined reliably.

The percentage of completion is determined by comparing costs incurred as of the balance sheet date with total estimated costs under the contract. Costs incurred are recognized at production cost and do not include either administrative or selling costs.

Where total contract costs exceed total contract revenue, the expected loss is recognized as an expense immediately via a provision for losses to completion, irrespective of the stage of completion and based on a best estimate of forecast results including, where appropriate, rights to additional income or compensation, where they are probable and can be determined reliably. Provisions for losses to completion are presented in liabilities in the Balance Sheet.

Partial payments received under construction contracts before the corresponding work has been performed, are recognized in liabilities in the Balance Sheet under advances and down-payments received.

The amount of costs incurred, plus profits and less losses recognized (notably in provisions for losses to completion) and intermediary billings is determined on an individual contract basis. Where positive, this amount is recognized in assets in “amounts due from customers for construction contract work”. Where negative, it is recognized in liabilities in “amounts due to customers for construction contract work”.

1.23 Electricity Purchase and Sale Contracts

Incidentally to their operations, certain Veolia Environnement subsidiaries are required to purchase or sell electricity on the market, in order to manage supplies and optimize costs.

Revenue

After analysis of contractual terms and conditions, income from trading activity transactions falling within the scope of IAS 1 are recognized in “Revenue”, for the related margin.

Financial instruments

Certain subsidiaries enter into electricity transactions (forward contracts, options) which are recognized as derivative financial instruments in accordance with IAS 39.

Application scope of IAS 39

Options and forward purchase and sale contracts with physical delivery are excluded from the application scope of IAS 39 if entered into for own use (exception for own-use). This exception is applicable when the following conditions are satisfied:

•	The volumes purchased or sold under the contracts reflect the operating requirements of the subsidiary;

•	The contracts are not subject to net settlement as defined by IAS 39 and, in particular, physical delivery is systematic;

•	The contracts are not equivalent to sales of options, as defined by IAS 39.

Recognition and measurement of instruments falling within the application scope of IAS 39

Instruments falling within the application scope of IAS 39 are derivative instruments and are measured at fair value. Fair value movements are recorded in operating income. The net impact of the unwinding of these transactions is recorded in revenue.

The fair value of derivative instruments in electricity is determined on the following basis:

•	Listed prices on active markets

•
In the absence of listed prices on active markets (notably for electricity purchase options with extremely long maturity), valuation techniques integrating observable data on the market (forward rates for commodities, rate curves, etc.) and in the absence of observable data (particularly for distant maturities), parameters estimated by Veolia Environnement.

1.24 Greenhouse Gazes Emission Allowances

Pursuant to the Kyoto Protocol, the Group has undertaken to reduce the level of greenhouse gases emitted by energy production installations which it manages.

In this respect, the Group received, a certain number of free emission allowances for the period 2005-2007 and must satisfy annual obligations to surrender allowances equal to total actual emissions.

In the absence of specific IFRS provisions, the Group has adopted the “net liability approach”.

This approach involves the recognition of a liability, in accordance with IAS 37 principles, corresponding to amounts that will have to be disbursed to meet surrender obligations at the end of the three-year period, should allowances be insufficient to cover actual emissions during the period.

The liability is assessed based on emissions during the period, allowances held and the market price at the period end (or the forward price in the case of forward purchases). This liability is subsequently reversed when surrender obligations are satisfied and purchases of emission allowances are recorded in operating expenses.

Emission allowances are considered to be intangible assets satisfying IAS 38 criteria. Allowances received are treated on grant as entitlement to repayment of a commitment received for nil consideration. They are recorded as intangible assets with nil value.

Allowances purchased on the market for resale on the market are recorded as intangible assets at acquisition cost. An impairment losses is recognized at the period end if the market value is less than the acquisition cost.

Allowance purchase/sale transactions are then recognized according to the management policy chosen for these allowances.

Where excess allowances are held, proceeds on disposal are recorded as a reduction in cost of sales.

1.25 Segment Reporting (IAS 14)

Pursuant to IAS 14, Veolia Environnement provides primary information by business segment and secondary information by geographical area. The business segments are Water, Waste Management, Energy Services and Transportation.

1.26 Standards and Interpretations Not Adopted Early

Veolia Environnement has not elected for early adoption of the following standards and interpretations:

•	IFRS 7, Financial instruments: Disclosures and the amendment to IAS 1, Presentation of financial statements: Capital disclosures, is applicable to the Group from January 1, 2007.

Adoption of these two texts will result in additional financial instrument disclosures. The Group is currently assessing the practical consequences of these two texts and does not expect their implementation to have a material impact.

•	IFRS 8, Operating segments: adoption by the European Union is scheduled for May/June 2007. This standard is applicable to the Group from January 1, 2009.

Veolia Environnement is currently assessing the practical consequences of this standard.

•	IFRIC 7, Applying the restatement approach under IAS 29 - Financial reporting in hyperinflationary economies: this interpretation is applicable to the Group from January 1, 2007.

Veolia Environnement does not expect implementation of this interpretation to have a material impact.

•	IFRIC 8, Scope of IFRS 2 - Share-based payment: application of this interpretation by Veolia Environnement is mandatory from January 1, 2007.

Veolia Environnement does not expect implementation of this interpretation to have a material impact.

•	IFRIC 9, Reassessment of embedded derivatives, is applicable to the Group from January 1, 2007.

Veolia Environnement does not expect implementation of this interpretation to have a material impact.

•	IFRIC 10, Interim financial reporting and impairment: adoption by the European Union is scheduled for May/June 2007. This interpretation is applicable to the Group from January 1, 2007.

Veolia Environnement does not expect implementation of this interpretation to have a material impact.

•	IFRIC 11, IFRS2 - Group and treasury share transactions: adoption by the European Union is scheduled for May/June 2007. This interpretation is applicable to the Group from January 1, 2008.

Veolia Environnement does not expect implementation of this interpretation to have a material impact.

Note 2. Use of management estimates in the application of Group accounting standards

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the disclosures of contingent assets and liabilities. Future results could differ significantly from these estimates.

Underlying estimates and assumptions are determined based on past experience and other factors considered as reasonable given the circumstances. They act as a basis for making judgments necessary to the determination of the carrying amount of assets and liabilities, which cannot be obtained directly from other sources. Future values could differ from these estimates.

Underlying estimates and assumptions are reviewed on an ongoing basis. The impact of changes in accounting estimates is recognized in the period the change is made if it affects this period only and in the period the change is made and subsequent periods if they are also affected by the change.

Notes 1.9 and 4 on goodwill and business combinations present the method adopted for the allocation of the purchase price on business combinations. This allocation is based on future cash flow assumptions and discount rates.

Notes 1.10, 4 and 6 concern goodwill and non-current asset impairment tests. Group management performed tests based on best forecasts of the future value of the activities of the cash generating units concerned and taking into account discount rates.

Note 32 on derivative instruments describes the treatment of such instruments. Veolia Environnement valued these derivative instruments, allocated them and tested their effectiveness where necessary.

Notes 18 and 34 on provisions and employee commitments detail the provisions recognized by Veolia Environnement. Veolia Environnement determined these provisions based on best estimates of these obligations.

Note 27 on the income tax expense presents the tax position of the Group and is notably based in France and in the United States on best estimates available to the Group of trends in future tax results.

All these estimates are based on organized procedures for the collection of forecast information on future flows, validated by operating management, and on expected market data based on external indicators and used in accordance with consistent and documented methodologies.

Note 3. Significant events

Acquisition of Cleanaway

On September 28, 2006, the Waste Management Division purchased Cleanaway Holdings Limited for a consideration of €745 million (for further information, see Note 35). This company is a UK operator in municipal and industrial waste collection and integrated waste management services. Annual revenue is estimated at €684 million.

Acquisition of SNCM

On May 31, 2006, Veolia Environnement, Butler Capital Partners and CGMF signed agreements on the takeover of Société Nationale Maritime Corse Méditerranée (SNCM). These agreements form part of the partial privatization operation decided by the French government at the beginning of 2005, and the plan to turn the company around, based notably on the prior recapitalization of the company by the French State. The transaction was completed contingent to a cancellation clause covering approval by the European Commission of the State aide and the awarding of the public service license for Marseille-Corsica crossings. Veolia Environnement holds 28.29% of the share capital of this company. This transaction significantly strengthens the Transportation Division’s position as an operator of ferry services, which it has been developing over recent years in high-growth markets in northern Europe. This transaction represents an investment of €72.2 million (for further information, see Note 35).

Note 4. Goodwill

Goodwill breaks down as follows:

(€ million)	As of December 31, 2006	As of December 31, 2005 restated	As of December 31, 2004 restated

Gross	5,799.6	4,834.1	4,318.6
Impairment losses	(94.6)	(81.8)	(71.8)
Net	5,705.0	4,752.3	4,246.8

As of December 31, 2006, accumulated impairment losses mainly concern Transportation Division activities in Scandinavia (€70 million recognized in 2004).

Movements in the net carrying amount of goodwill by division during 2006:

(€ million)	As of December 31, 2005 restated	Changes in consolidation scope	Foreign exchange translation	Impairment losses and negative goodwill	Impact of divestments	Other	As of December 31, 2006

Water	1,941.6	75.2	(12.5)	8.4	-	15.9	2,028.6
Waste Management	1,527.7	840.9	(67.0)	-	(1.8)	(5.8)	2,294.0
Energy Services	836.3	36.9	0.6	0.8	-	(35.4)	839.2
Transportation	446.7	122.2	(10.4)	(6.8)	-	(8.5)	543.2
Goodwill	4,752.3	1,075.2	(89.3)	2.4	(1.8)	(33.8)	5,705.0

Changes in consolidation scope primarily concerned the following acquisitions:

•	Waste management: Cleanaway (United Kingdom) for €759.7 million and Biffa Belgium for €32.5 million;

•	Transportation: Supershuttle International (United States) for €69.9 million and Shuttleport (United States) for €17.5 million;

•	Water: Banska Bystrica STVPS (Slovakia) for €25.7 million and Poprad PVPS (Slovakia) for €10.2 million;

•	Energy Services in Italy for €28.3 million.

Foreign exchange translations are mainly the result of the fall in the US dollar against the euro (-€112 million).

Impairment losses total -€10.1 million and include impairment of goodwill of the Germany Transportation CGU of -€7.3 million and purchase price allocation corrections of -€2.8 million in the Germany Water CGU. Negative goodwill recognized in the Income Statement totaled €12.5 million, including €11.2 million for the Water Division.

Other movements mainly concern the definitive allocation of the ZEC Lodz purchase price (Energy Services in Poland) in the amount of -€34 million and of the Weir Techna purchase price (Water Engineering) in the amount of €14.1 million. Due to the limited impact, the 2005 financial statements have not been restated.

Impairment tests as of December 31, 2006:

Veolia Environnement performs systematic annual impairment tests in respect of goodwill and other intangible assets with an indefinite useful life. More frequent tests are performed where there is indication of decrease in value.

The recoverable value of a cash generating unit (CGU) is estimated by discounting future cash flows. The main assumptions on which the value in use of a cash generating unit is based are the discount rate and trends in volumes, prices and direct costs (inflation) over the period.

Discount rates are estimated by management for each cash generating unit and reflect current market assessments of the time value of money and the specific risks to which the cash generating unit is exposed. Trends in volumes, prices and direct costs are based on past trends and the future market outlook.

Systematic impairment tests are based on future cash flows taken, for the first five years, from the long-term planning process in June 2006. Cash flows for years 6 to 15 are based on year 6 cash flows (taken from the long-term planning document) adjusted by an appropriate growth rate (1% to 3% on average in 2006, depending on the business). The terminal value is then calculated by discounting year 16 data at the perpetual growth rate, including only an organic growth rate such as inflation (0.5% to 3% on average in 2006, depending on the business).

Discount rates used in 2006 reflect both the business and the country or geographical area of the business based on the criteria disclosed in Note 1.10. The main average discount rates by geographical area in 2006 were as follows, depending on the nature of the risk.

France:	4.84% to 8.84%
United States:	6.49% to 9.09%
Germany:	4.84% to 7.12%
United Kingdom:	5.72% to 7.72%
Czech Republic:	5.18% to 5.74%

As of December 31, 2005, impairment losses of €14.7 million were recognized in respect of two CGUs.

As of December 31, 2006, an impairment of €7.3 million was recorded in respect of the Germany Transportation CGU, representing the entire goodwill balance. Difficulties with the start-up of the rail contract in Germany led the Transportation Division to recognize a provision for losses to completion in respect of the contract of €60 million (see Note 18) and an impairment in respect of the engine shed relating to contract operation of €18.4 million (see Note 7). Subsequently, impairment tests on the Germany Transportation CGU led to the impairment in full of the goodwill balance of €7.3 million, based on forecast future flows. Impairment tests assume a discount rate of 6.28% and a perpetual growth rate of 2%.

Sensitivity of impairment tests:

A 1% increase in the discount rate would generate recoverable values for invested capital below the net carrying amount of certain cash generating units. This reduction would be around €240 million.

A 1% decrease in perpetual growth rates when they are in excess of 2% would generate recoverable values for invested capital below the net carrying amount of certain cash generating units. This reduction would be around €55 million.

Given their specific contractual terms and conditions and the inclusion of interest rate levels in the price determination calculation, the United Kingdom Water and Berlin Water CGUs were excluded from the sensitivity analysis.

Reminder: Movements in the net carrying amount of goodwill by division during 2005:

(€ million)	As of December 31, 2004 restated	Changes in consolidation scope	Foreign exchange translation	Impairment losses and negative goodwill	Impact of divestments	Other	As of December 31, 2005 restated
Water	1,778.1	149.6	20.0	5.5	-	(11.6)	1,941.6
Waste Management	1,403.6	17.5	117.1	(10.0)	-	(0.5)	1,527.7
Energy Services	762.9	69.5	0.9	(3.0)	(20.8)	26.8	836.3
Transportation	302.2	124.8	2.5	0.3	-	16.9	446.7
Goodwill	4,246.8	361.4	140.5	(7.2)	(20.8)	31.6	4,752.3

Changes in consolidation scope in 2005 mainly concerned the acquisition of the water services company serving the city of Braunschweig in Germany (+€76 million) and Weir Techna in the United Kingdom (+€39 million) in the Water Division, of the company carrying the Lodz contract in Poland (+€56 million) in the Energy Services Division and of ATC Vancom in the United States (+€59 million), of Eurolines in France (minority interest buyout for €16 million), of Helgelandske in Norway (+€14 million) and of Sodeli in France (+€10 million) in the Transportation Division.

Foreign exchange translations were mainly the result of the appreciation of the US dollar against the euro (+€131 million).

Impairment losses totaled €14.7 million and negative goodwill +€7.5 million.

The sale of nuclear maintenance activities and the Facility Management business in Germany led to the removal of goodwill of €14.0 million and €6.8 million respectively within the Energy Services Division.

Other movements mainly consisted of the offsetting entry to the recognition of put options held by minority interests in Poland in the Energy Services Division for +€25 million.

Note 5. Concession intangible assets

Movements in the net carrying amount of concession intangible assets during 2006:

(€ million)	As of December 31, 2005 restated	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Concession intangible assets, gross	3,202.0	296.5	(13.1)	-	-	127.1	(20.7)	(130.6)	3,461.2
Amortization & impairment losses	(1,110.2)	-	10.3	(7.8)	(139.9)	(0.8)	0.1	132.7	(1,115.6)
Concession intangible assets, net	2,091.8	296.5	(2.8)	(7.8)	(139.9)	126.3	(20.6)	2.1	2,345.6

Additions concern the Water Division in the amount of €231.7 million, the Waste Management Divisions in the amount of €19.7 million and the Energy Services Division in the amount of €45.2 million.

Changes in consolidation scope mainly concern the expansion of Water Division in the amount of €126.3 million (mainly in China).

Foreign exchange translations mainly concern the Water Division (-€22 million), following the depreciation of the Chinese yuan against the euro.

Concession intangible assets by division break down as follows:

	As of December 31, 2006			Net carrying amount as of December 31, 2005 restated	Net carrying amount as of December 31, 2004 restated
(€ million)	Gross carrying amount	Amortization & impairment losses	Net carrying amount
Water	2,454.6	(688.2)	1,766.4	1,533.8	1,098.5
Waste Management	360.7	(95.6)	265.1	252.9	210.7
Energy Services	614.0	(321.1)	292.9	286.9	286.1
Transportation	-	-	-	-	-
Other	31.9	(10.7)	21.2	18.2	14.7
Concession intangible assets	3,461.2	(1,115.6)	2,345.6	2,091.8	1,610.0

Reminder: Movements in the net carrying amount of concession intangible assets during 2005:

(€ million)	As of December 31, 2004 restated	Additions	Disposals	Impairment losses	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 restated
Concession intangible assets, gross	2,586.1	290.3	(9.0)	-	-	265.3	13.8	55.5	3,202.0
Amortization & impairment losses	(976.1)	-	4.3	(4.7)	(131.2)	(3.7)	(4.6)	5.8	(1,110.2)
Concession intangible assets, net	1,610.0	290.3	(4.7)	(4.7)	(131.2)	261.6	9.2	61.3	2,091.8

Additions concern the Water Division in the amount of €249.0 million, the Energy Services Divisions in the amount of €30.9 million and the Waste Management Division in the amount of €10.4 million.

Disposals concern the Water Division in the amount of €1.4 million and the Energy Services Divisions in the amount of €3.3 million.

Changes in consolidation scope mainly concern the acquisition of the assets of the water services company serving the town of Braunschweig in Germany, in the amount of €256.4 million.

Foreign exchange differences concern the Water Division (€7.9 million) and the Waste Management Division (€1.2 million), following the appreciation of the U.S. dollar, the pound sterling and the Chinese yuan against the euro.

Note 6. Other intangible assets
Movements in the net carrying amount of other intangible assets during 2006:

(€ million)	As of December 31, 2005 restated	Additions	Disposals	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Fees paid to local authorities	696.8	20.5	(1.1)	(62.2)	-	(5.1)	23.5	672.4
Contractual rights	212.2	-	-	(18.1)	142.4	0.8	40.2	377.5
Purchased software	118.9	46.2	(0.9)	(49.0)	2.0	(0.1)	9.7	126.8
Trademarks	19.2	19.2	(1.2)	(2.3)	(4.5)	(1.6)	(4.3)	24.5
Internally-developed software	3.2	0.9	-	(1.9)	-	-	0.2	2.4
Other internally-developed intangible assets	38.9	7.9	-	(6.5)	0.1	(3.9)	7.3	43.8
Other purchased intangible assets	192.2	22.4	(0.2)	(33.1)	23.3	(3.6)	(68.6)	132.4
Other intangible assets	1,281.4	117.1	(3.4)	(173.1)	163.3	(13.5)	8.0	1,379.8

Other intangible assets transferred to Non-current assets held for sale in 2006 totaled €0.2 million. No amounts were transferred to Non-current assets held for sale in 2004 or 2005.

Fees paid to local authorities in respect of public service contracts totaled €672.4 million as of December 31, 2006. The amortization over the contract term of fees paid at the beginning of concession contracts in the French Water Division totaled €49.3 million in 2006.

Changes in consolidation scope impacting contractual rights mainly concern Cleanaway United Kingdom (€37.2 million) and acquisitions by the Water Division in China (€58.7 million) and Slovakia (€40.1 million).

Other intangible assets break down as follows:

(€ million)	As of December 31, 2006	As of December 31, 2005 restated
Intangible assets with an indefinite useful life, net	34.6	29.7
Intangible assets with a definite useful life, gross	2,749.4	2,490.0
Amortization	(1,404.2)	(1,238.3)
Intangible assets with a definite useful life, net	1,345.2	1,251.7
Intangible assets	1,379.8	1,281.4

Reminder: Movements in the net carrying amount of other intangible assets during 2005:

(€ million)	As of December 31, 2004 restated	Additions	Disposals	Amortization	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 restated
Fees paid to local authorities	701.0	2.8	(1.0)	(61.9)	4.1	15.9	35.9	696.8
Trademarks	27.8	10.5	(8.0)	(4.9)	2.7	1.4	(10.3)	19.2
Internally-developed software	2.9	0.3	-	(2.3)	-	-	2.3	3.2
Purchased software	121.0	38.3	(2.4)	(49.6)	5.5	0.9	5.2	118.9
Other internally-developed intangible assets	37.8	0.3	-	(0.5)	0.7	5.6	(5.0)	38.9
Other purchased intangible assets	302.0	26.0	5.3	(56.3)	111.1	18.7	(2.4)	404.4
Other intangible assets	1,192.5	78.2	(6.1)	(175.5)	124.1	42.5	25.7	1,281.4

The increase in 2005 in other intangible assets was mainly due to:

•
the impact of entries into the consolidation scope in the Water Division for €67 million (mainly Braunschweig for €24 million and Enel Hydro for €12 million, engineering activities in the United States for €12 million and Acqua Spa for €9 million), in the Transportation Division for €15 million (mainly ATC Vancom in the United States for €12 million), in the Energy Services Division for €10 million and in the Waste Management Division for €5 million.

•	the impact of the buyout of minority interests in Acqua Latina in Italy in the Water Division for €12 million.

Note 7. Property, plant and equipment

Movements in the net carrying amount of property, plant and equipment during 2006:

(€ million)	As of December 31, 2005 restated	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Property, plant and equipment, gross	14,972.9	1,424.5	(635.6)	-	-	1,450.5	(125.0)	(175.3)	16,912.0
Depreciation	(8,087.2)	-	530.4	(60.2)	(1,055.3)	(621.4)	63.0	237.4	(8,993.3)
Property, plant and equipment, net	6,885.7	1,424.5	(105.2)	(60.2)	(1,055.3)	829.1	(62.0)	62.1	7,918.7

Property, plant and equipment of €44.0 million was transferred to Non-current assets feld for sale (vehicles in Denmark and incinerators in United-Kingdom) compared to €1.2 million in 2005.

Additions concern the Water Division in the amount of €322.3 million, the Waste Management Division in the amount of €648.0 million, the Energy Services Division in the amount of €139.7 million and the Transportation Division in the amount of €290.3 million.

Disposals concern the Water Division in the amount of €5.8 million, the Waste Management Division in the amount of €41.9 million, the Energy Services Division in the amount of €11.5 million and the Transportation Division in the amount of €43.3 million.

Impairment losses mainly concern the remeasurement at fair value of Transportation Division assets in the amount of €63 million, including €44 million in respect of assets located in Denmark (impairment losses recognized in “Net income (expense) from discontinued operations” in the Income Statement) and an impairment in respect of the engine shed relating to contract operation of €18 million.

Changes in consolidation scope mainly concern the acquisition of SNCM by the Transportation Division (€393 million), of Cleanaway United Kingdom (€223 million) and Biffa Belgium (€27 million) by the Waste Services Division and of companies in China by the Water Division (€24 million).

Other movements mainly concern the definitive allocation of the ZEC Lodz purchase price (Energy Services in Poland) in the amount of €84.5 million.

Property, plant and equipment by division break down as follows:

	As of December 31, 2006			Net carrying amount as of December 31, 2005 restated	Net carrying amount as of December 31, 2004 restated
(€ million)	Gross carrying amount	Depreciation & impairment losses	Net carrying amount
Water	4,296.4	(2,038.2)	2,258.2	2,107.0	1,906.2
Waste Management	7,039.4	(3,935.1)	3,104.3	2,821.5	2,528.4
Energy Services	1,988.6	(1,032.7)	955.9	819.4	688.5
Transportation	3,443.6	(1,925.0)	1,518.6	1,066.5	984.3
Other	144.0	(62.3)	81.7	71.3	66.0
Property, plant and equipment	16,912.0	(8,993.3)	7,918.7	6,885.7	6,173.4

The breakdown of property, plant and equipment by class of assets is as follows:

	As of December 31, 2006			Net carrying amount as of December 31, 2005 restated
(€ million)	Gross carrying amount	Depreciation & impairment losses	Net carrying amount
Land	1,330.7	(484.3)	846.4	784.0
Buildings	2,496.3	(1,184.2)	1,312.1	1,377.0
Technical systems	7,193.8	(3,851.3)	3,342.5	2,877.9
Assets under construction	399.6	(1.6)	398.0	247.7
Publicly-owned utility networks	127.6	(56.2)	71.4	91.8
Other (including vehicles)	5,364.0	(3,415.7)	1,948.3	1,507.3
Property, plant and equipment	16,912.0	(8,993.3)	7,918.7	6,885.7

Reminder: Movements in the net carrying amount of property, plant and equipment during 2005:

(€ million)	As of December 31, 2004 restated	Additions	Disposals	Impairment losses	Depreciation	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 restated
Property, plant and equipment, gross	13,424.7	1,106.6	(749.2)	-	-	643.4	533.4	14.0	14,972.9
Depreciation	(7,251.3)	-	605.7	(7.8)	(959.7)	(234.3)	(237.5)	(2.3)	(8,087.2)
Property, plant and equipment, net	6,173.4	1,106.6	(143.5)	(7.8)	(959.7)	409.1	295.9	11.7	6,885.7

Additions concern the Water Division in the amount of €228.9 million, the Waste Management Division in the amount of €580 million, the Energy Services Division in the amount of €97.8 million and the Transportation Division in the amount of €185.9 million.

Disposals concern the Water Division in the amount of €44.3 million, the Waste Management Division in the amount of €56 million, the Energy Services Division in the amount of €10.0 million and the Transportation Division in the amount of €31.7 million.

Foreign exchange translations concern the Water Division in the amount of €84.4 million, the Waste Management Division in the amount of €172.2 million, the Energy Services Division in the amount of €24.1 million and the Transportation Division in the amount of €7.7 million, following the appreciation of the U.S. dollar, the pound sterling and the Chinese yuan against the euro.

Note 8. Investments in associates
The principal investments in associates are as follows:

	As of December 31,
	% holding			Share in equity			Share of net income
	2006	2005	2004	2006	2005	2004	2006	2005	2004
					restated			restated
Fovarosi Csatomazasi Muvek	25.00%	25.00%	25.00%	95.4	93.1	94.2	0.8	1.5	1.2
TIRU	24.00%	24.00%	24.00%	13.6	10.7	11.5	2.2	(0.8)	5.1
EED ES Tersege Vizikozmu KFT (1)	20.80%	-	-	5.1	-	-	0.1	-	-
Urban Sanitation (2)	50.00%	49.00%	49.00%	-	13.9	12.1	-	1.3	1.6
CICG	41.97%	41.95%	41.97%	5.9	5.6	5.4	0.3	0.3	0.2
Southern Water investments Limited (3)	-	25.00%	19.90%	-	17.7	11.7	-	(* )	(*	)
KVW Investment Co Ltd Hohhot	49.00%	49.00%	-	5.5	5.3	-	0.8	-	-
Shanghai Laogang Landfil	30.00%	30.00%	30.00%	5.5	5.2	4.5	0.6	(0.1)	-
Ta Ho Onyx Yunlin (4)	33.30%	33.30%	33.30%	3.7	-	-	(4.2)	-	-
Cie Méridionale de Participations (5)	45.00%	-	-	12.4	-	-	-	-	-
Cie Méridionale de Navigation (5)	45.00%	-	-	28.0	-	-	5.1	-	-
Other (per unit < €5 million in 2005 and 2006				65.9	50.0	79.8	0.3	4.3	13.9
Investments in associates				241.0	201.5	219.2	6.0	6.5	22.0

(1)	EED ES Tersege Vizikozmu KFT (Hungary): entry into the Water Division in 2006.

(2)	Change in consolidation method: proportionate consolidation from 2006 following the signature of a new shareholders’ agreement resulting in joint control.

(3)	Sold in 2006.

(4)
Taho Yunlin is equity accounted in 2006 (previously non-consolidated) due to the low probability of completion of the purchase by the partner in the company following the termination of the contract by the County of Yunlin (Taiwan).

(5)	Entry into the scope of consolidation of stakes in CMN and CMP held by SNCM.

(*)
Recorded in Net income (expense) from discontinued operations in the amount of €2.5 million for the year ended December 31, 2006, -€8.4 million for the year ended December 31, 2005 and €2.2 million for the year ended December 31, 2004.

Movements in investments in associates in 2006:

(€ million)	% holding as of December 31, 2006	2005 restated	Net income		Dividend distribution	Foreign exchange translation	Changes in consolid-ation scope	Other	2006
Favarosi Csatomazasi Muvek	25%	93.1	0.8		-	0.5	-	1.0	95.4
TIRU	24%	10.7	2.2		-	0.7	-	-	13.6
EED ES Tersege Vizikozmu KFT	20.80%	-	0.1		-	-	5.0	-	5.1
Urban Sanitation	50%	13.9	-		-	-	(13.9)	-	-
CICG	41.97%	5.6	0.3		-	-	-	0.0	5.9
Southern Water investments Limited	-	17.7	-(*	)	-	-	(17.7)	-	-
KVW Investment Co Ltd	49%	5.3	0.8		-	(0.5)	-	(0.1)	5.5
Shanghai Laogang Landfil	30%	5.2	0.6		-	(0.4)	-	0.1	5.5
Ta Ho Onyx Yunlin	33.30%	-	(4.2)		-	(2.4)	10.4	(0.1)	3.7
Cie Méridionale de Participations	45%	-	-		-	-	12.5	(0.1)	12.4
Cie Meridionale de Navigation	45%	-	5.1		-	-	22.9	-	28.0
Other (per unit < €5 million in 2005 and 2006		50.0	0.3		(4.1)	(2.1)	14.9	6.9	65.9
Investments in associates		201.5	6.0		(4.1)	(4.2)	34.1	7.7	241.0

(*)Recorded in Net income (expense) from discontinued operations in the amount of €2.5 million for the year ended

No amounts were transferred to Non-current assets feld for sale in 2004, 2005 or 2006.

The decrease in 2006 of components of balance sheet and consolidated income statement results from the disposal of Southern Water Investments Limited.

Summarized financial information for the main investments in associates is as follows (100% of amounts):

(€ million)	As of December 31, 2006	As of December 31, 2005 restated	As of December 31, 2004 restated
Non-current assets	848.6	4,872.7	4,992.1
Current assets	256.7	1,414.4	2,005.1
Total assets	1,105.3	6,287.1	6,997.2
Equity attributable to equity holders of the parent	586.3	524.0	696.8
Minority interests	1.0	1.4	6.8
Non-current liabilities	263.1	4,735.8	5,046.0
Current liabilities	254.9	1,025.9	1,247.6
Total equity and liabilities	1,105.3	6,287.1	6,997.2
Consolidated Income Statement
Revenue	329.5	1,085.5	1,449.0
Operating income	37.2	355.6	373.1
Net income for the year	24.6	37.1	53.2

Reminder: Movements in investments in associates during 2005:

(€ million)	% holding as of December 31, 2005	2004 restated	Net income	Dividend distribution	Foreign exchange translation	Changes in consolid-ation scope	Other	2005 restated
Domino	-	15.2	-	-	-	-	(15.2)	-
Fovarosi Csatomazasi Muvek	25.00%	94.2	1.5	-	(2.6)	-	-	93.1
Tiru	24.00%	11.5	(0.8)	-	-	-	-	10.7
Urban Sanitation	49.00%	12.1	1.3	(1.4)	1.9	-	-	13.9
Technoborgo	-	6.5	-	-	-	(6.5)	-	-
CICG	41.95%	5.4	0.3	(0.1)	-	-	-	5.6
PCP Holding	-	10.0	-	-	-	(10.0)	-	-
Southern Water investments Limited	25.00%	11.7	8.4	(5.1)	2.2	3.7	(3.2)	17.7
Other	-	52.6	4.2	(3.7)	0.9	6.4	0.1	60.5
Investments in associates		219.2	14.9	(10.3)	2.4	(6.4)	(18.3)	201.5

Note 9. Non-consolidated investments

Pursuant to IAS 39, non-consolidated investments are classified as available-for-sale and, as such, recognized at fair value. Unrealized gains and losses are taken directly to equity, except for unrealized losses considered long-term which are expensed in the Income Statement.

Movements in the fair value of non-consolidated investments during 2006:

(€ million)	As of December 31, 2005 restated	Acquisitions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses	Other	As of December 31, 2006
Non-consolidated investments	209.5	33.2	(11.9)	(65.7)	0.8	(2.5)	18.3	181.7

Acquisitions mainly concern the acquisition of an additional 8% interest in Gaz de Bordeaux by the Energy Services Division for a consideration of €12.8 million.

The principal disposal was the sale of Ecofin (United Kingdom) shares held by the Water Division in the amount of -€6.6 million.

Changes in consolidation scope mainly concern the consolidation in 2006 of the company carrying the Hradec Kralove contract (Water Division, Czech Republic) and SEBS (Water Division, Germany) for -€14.8 million and -€27 million respectively and Ta-Ho Yunlin (Waste Management Division, China), for -€10.0 million.

Other movements concern the reclassification of an investment previously recorded in “Other long-term investments”.

Non-consolidated investments break down as follows:

(€ million)	% interest as of December 31, 2006	Gross carrying amount as of December 31, 2006	Impairment losses	Fair value adjust-ments	Net carrying amount as of December 31, 2006	Net carrying amount as of December 31, 2005 restated	Net carrying amount as of December 31, 2004 restated
Méditerranea delle Acque (formerly Genova Acque)(1)	17.1%	26.3	-	(0.3)	26.0	25.7	25.6
Avacon (1)	1.3%	25.0	-	-	25.0	-	-
Domino Sanepar (1)	15.0%	20.7	-	-	20.7	20.7	-
Gaz de Bordeaux (1)	24.0%	17.5	-	1.8	19.3	4.6	4.6
SEBS - GmbH (2)		-	-	-	-	27.0	-
Hradec Kralove (2)		-	-	-	-	14.8	-
Ta-Ho Yunlin (2)		-	-	-	-	10.0	10.2
Vodarny (3)					-	-	13.1
Rev Suisse (3)					-	-	13.2
Other (per unit <€10 million in 2006 and 2005		112.4	(21.7)	-	90.7	106.7	114.4
Non-consolidated investments		201.9	(21.7)	1.5	181.7	209.5	181.1

(1) Investment not consolidated as not satisfying the “significant influence” criteria.

(2) Company consolidated in 2006

(3) Company consolidated in 2005

Reminder: Movements in non-consolidated investments during 2005:

(€ million)	As of December 31, 2004 restated	Acquisitions	Disposals	Changes in consolidation scope	Fair value adjustments	Impairment losses	Other	As of December 31, 2005 restated
Non-consolidated investments	181.1	65.3	(18.3)	(35.3)	0.3	(0.8)	17.2	209.5

Acquisitions mainly concern SEBS GmbH (Braunschweig Waste Water Services) and Hradec Kralove for €27.0 million and €14.8 million respectively.

The principal disposal was the sale of Aque Potabili for €17.1 million.

Changes in consolidation scope mainly concern the consolidation of Rev Suisse in the amount of €13.2 million and Vodarny Stredoceske in the amount of €13.1 million.

Other movements include the reclassification in non-consolidated investments in 2005 of the Domino Sanepar shares held by Proactiva in the amount of €20.7 million, following the loss of significant influence over this company. As of December 31, 2004, these shares were recognized in investments in associates.

Note 10. Non-current and current operating financial assets

Operating financial assets comprise financial assets resulting from the application of IFRIC 12 on accounting for concession contracts (see Note 1.20) and from the application of IFRIC 4 (see Note 1.21).

Movements in the net carrying amount of non-current and current operating financial assets during 2006:

(€ million)	As of December 31, 2005 restated	New financial assets	Repayments/ disposals	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Gross	5,547.6	360.6	(438.1)	-	12.7	(40.8)	23.6	5,465.6
Impairment losses	(2.2)	-	-	(3.9)	-	0.2	(0.1)	(6.0)
Non-current and current operating financial assets	5,545.4	360.6	(438.1)	(3.9)	12.7	(40.6)	23.5	5,459.6

The principal new operating financial assets in 2006 mainly concern:

•	the Water Division and mainly projects in Berlin (€115.2 million), BOT of Brussels (€62.9 million) and BOT of the Hague (€27.2 million);

•	the Energy Services Division and in particular cogeneration plants in France (€45.1 million).

The principal repayments of operating financial assets in 2006 concern:

•	the Water Division and mainly projects in Water of Berlin (€130.8 million) and BOT of Brussels (€95.3 million);

•	the Energy Services Division and in particular cogeneration plants in France (€112.4 million).

The others concern transfer from non-current operating financial assets to operating current financial assets.

	As of December 31,
	Non-current assets			Current assets			Total
(€ million)	2006	2005	2004	2006	2005	2004	2006	2005	2004
		restated	restated		restated	restated		restated	restated
Water	3,667.0	3,808.1	3,487.5	163.5	55.2	38.2	3,830.5	3,863.3	3,525.7
Waste Management	711.2	730.5	626.3	25.8	18.7	12.3	737.0	749.2	638.6
Energy Services	651.0	709.1	740.0	120.1	113.0	99.9	771.1	822.1	839.9
Transportation	98.8	83.5	87.9	16.6	20.9	8.4	115.4	104.4	96.3
Other	5.4	6.2	5.3	0.2	0.2	0.1	5.6	6.4	5.4
Operating financial assets	5,133.4	5,337.4	4,947.0	326.2	208.0	158.9	5,459.6	5,545.4	5,105.9

IFRIC 12 operating financial assets maturity schedule:

(€ million)	1 Year	2 Years	3 to 5 years	After 5 years	Total
Water	144.9	143.0	342.9	2,830.5	3,461.3
Waste Management	16.5	63.9	71.8	487.1	639.3
Energy Services	5.6	6.0	12.6	36.5	60.7
Transportation	16.6	18.4	35.6	44.8	115.4
Other	0.2	0.2	0.8	4.4	5.6
Total	183.8	231.5	463.7	3,403.3	4,282.3

IFRIC 4 operating financial assets maturity schedule:

(€ million)	1 Year	2 Years	3 to 5 years	After 5 years	Total
Water	18.6	21.3	71.0	258.2	369.1
Waste Management	9.3	9.9	30.9	47.7	97.8
Energy Services	114.5	118.9	316.9	160.1	710.4
Transportation	-	-	-	-	-
Other	-	-	-	-	-
Total	142.4	150.1	418.8	466.0	1,177.3

Reminder: Movements in the net carrying amount of non-current and current operating financial assets during 2005:

(€ million)	As of December 31, 2004 restated	New financial assets	Repayments/ disposals	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 restated
Gross	5,105.9	513.4	(320.6)	-	75.0	123.0	50.9	5,547.6
Impairment losses	-	-	-	(2.2)	-	-	-	(2.2)
Non-current and current operating financial assets	5,105.9	513.4	(320.6)	(2.2)	75.0	123.0	50.9	5,545.4

The €439.5 million increase in operating financial assets on 2004 is mainly due to BOT of Brussels the Hague (€124.2 million Water Division). The decrease in operating financial assets in the Energy Service Division is due to the repayment of cogeneration financial assets.

Note 11. Other non-current financial assets

Movements in the value of other non-current financial assets during 2006:

(€ million)	As of December 31, 2005 restated	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses	Foreign exchange translation	Other	As of December 31, 2006
Gross	496.0	69.4	(29.2)	2.7	-	(15.3)	(21.6)	502.0
Impairment losses	(67.6)	-	-	-	2.4	6.6	-	(58.6)
Other long-term loans, net	428.4	69.4	(29.2)	2.7	2.4	(8.7)	(21.6)	443.4
Gross	279.4	27.8	(22.3)	(45.5)	-	(3.2)	(29.7)	206.5
Impairment losses	(16.2)	-	-	-	3.4	0.4	-	(12.4)
Other investments, net	263.2	27.8	(22.3)	(45.5)	3.4	(2.8)	(29.7)	194.1
Other non-current financial assets, net	691.6	97.2	(51.5)	(42.8)	5.8	(11.5)	(51.3)	637.5

Other long-term loans, net

Additions mainly correspond to a loan to non-Group part of loan to a company consolidated using the proportionate method.

Other movements concern the transfer of loans to operating financial assets.

Other long-term loans as of December 31, 2006 mainly include:

•	A deposit paid related to the Berlin contract held by Veolia Wasser GmbH (Water Division, Germany) of €97.3 million;

•	Water Division loans of €22 million in the United States;

•	Payment guarantee deposits of €36.7 million and other deposits of €20.9 million;

•	Non-group loans to companies consolidated using the proportionate method.

Cumulated impairment losses on other long-term loans mainly include the impairment of Water Division long-term loans in the U.S. in the cumulative amount of -€57.1 million as of December 31, 2006 and -€63.7 million as of December 31, 2005 (the decrease is mainly due to changes in the U.S. dollar exchange rate).

Other investments, net

Changes in the scope of consolidation include the unblocking of the collateral guarantees intended to finance Water Division investments in China in the amount of -€45.4 million (€21.1 million in respect of Kunming contract and €24.3 million in respect of Changhou contract), the impact of the sale of Southern Water preferential shares in the amount of -€66.3 million and a collateral guarantee including an advance from the French State to SNCM in the amount of €38.5 million.

Other movements notably concern the transfer of other investments to Non-consolidated investments.

Other investments as of December 31, 2006 mainly include:

•	Guarantee deposits paid to suppliers and others in the amount of €14.9 million;

•	Pension funds and other employee-related obligations in the amount of €35.8 million;

•	Collateral guarantees including an advance from the French State to SNCM in the Transportation Division (+€38.5 million).

No amounts were transferred to Non-current assets held for sale in 2004, 2005 or 2006.

Reminder: Movements in the value of other non-current financial assets during 2005:

(€ million)	As of December 31, 2004 restated	Additions	Repayments/ disposals	Changes in consolidation scope	Impairment losses	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005 restated
Gross	469.1	62.1	(55.7)	(0.3)	-	(1.2)	22.2	(0.2)	496.0
Impairment losses	(61.0)	-	-	-	1.7	-	(8.8)	0.5	(67.6)
Other long-term loans, net	408.1	62.1	(55.7)	(0.3)	1.7	(1.2)	13.4	0.3	428.4
Gross	210.3	63.1	(24.6)	34.6	-	(7.1)	9.3	(6.2)	279.4
Impairment losses	(11.7)	-	-	(2.3)	(2.9)	-	(0.6)	1.3	(16.2)
Other investments, net	198.6	63.1	(24.6)	32.3	(2.9)	(7.1)	8.7	(4.9)	263.2
Other non-current financial assets, net	606.7	125.2	(80.3)	32.0	(1.2)	(8.3)	22.1	(4.6)	691.6

Changes in consolidation scope as of December 31, 2005 include the addition of shares in the amount of €27.4 million following the acquisition of the Waste Water contract of the town of Braunschweig (Water Division, Germany).

The increase in other investments is mainly due to the new collateral guarantees intended for investment in the Changzou and Kunming contracts (Water Division, China) in the amount of €24.3 million and €21.1 million respectively at the balance sheet date.

Note 12. Deferred tax assets and liabilities

Movements in deferred tax assets and liabilities during 2006:

(€ million)	As of December 31, 2005 restated	Changes in business through profit or loss	Changes in business through equity	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2006
Deferred tax assets, gross	1,592.7	71.2	(14.2)	109.3	(24.4)	53.0	1,787.6
Deffered tax assets not recognized	(458.0)	11.7	0.3	-	8.0	6.1	(431.9)
Deferred tax assets, net	1,134.7	82.9	(13.9)	109.3	(16.4)	59.1	1,355.7
Deferred tax liabilities	1,205.0	98.0	15.9	140.3	(13.2)	58.9	1,504.9

Changes in business through profit or loss include deferred tax of €50.6 million recognized in Net income (expense) from discontinued operations in the Income Statement.

Changes in business through equity mainly include the tax effect of fair value adjustments and actuarial gains and losses.

Changes in consolidated scope mainly concern the entry into the scope of consolidation of Cleanaway in the amount of €45.3 million in assets and €26.7 million in liabilities and of SNCM in the amount of €53.1 million in assets and €66.7 million in liabilities.

Veolia Environnement launched a reorganization of its U.S. tax group in 2006. This reorganization should enable the Group to recover significant tax losses carried forward relating to the former activities of U.S. Filter. The Group recognized a deferred tax asset of €188 million as of December 31, 2006, in respect of a portion of tax losses carried forward, substantiated by 5-year tax projections. These operations are currently under review by the U.S. tax authorities.

Deferred tax assets and liabilities break down by nature as follows:

(€ million)	As of December 31, 2006	As of December 31, 2005 restated	As of December 31, 2004 restated
Deferred tax assets
Employee benefits	172.4	137.6	87.6
Impairment provisions	16.6	13.5	9.3
Tax losses	775.4	689.9	697.2
Finance leases / Assets	34.1	51.6	52.4
Temporary differences on provisions	255.5	175.4	175.9
Other deductible temporary differences	533.6	524.7	496.5
Gross deferred tax assets	1,787.6	1,592.7	1,518.9
Deferred tax assets not recognized	(431.9)	(458.0)	(387.1)
Recognized deferred tax assets	1,355.7	1,134.7	1,131.8

	As of December 31, 2006	As of December 31, 2005 restated	As of December 31, 2004 restated
Deferred tax liabilities
Deferred tax on amortization differential	553.6	540.6	482.3
Asset remeasurement	389.4	231.0	207.2
Finance leases / Liabilities	27.4	46.1	35.6
Other taxable temporary differences	534.5	387.3	296.2
Deferred tax liabilities	1,504.9	1,205.0	1,021.3

Deffered tax liabilities on undistributed earnings from subsidiaries, investments in associates and joint-venture are non material.

Deferred tax assets and liabilities break down by destination as follows:

(€ million)	As of December 31, 2006	As of December 31, 2005 restated	As of December 31, 2004 restated
Deferred tax assets, net
Deferred tax assets on net income	1,276.7	970.3	1,024.4
Deferred tax assets on reserves	79.0	164.4	107.4
Deferred tax assets, net	1,355.7	1,134.7	1,131.8
Deferred tax liabilities
Deferred tax liabilities on net income	1,476.4	1,147.9	935.8
Deferred tax liabilities on reserves	28.5	57.1	85.5
Deferred tax liabilities	1,504.9	1,205.0	1,021.3

Gross tax losses capitalized as of December 31, 2006 become time-barred as follows:

	Time barred in
(€ million)	≤ 5 years	6 to 10 years	11 to 20 years	Unlimited	Total
Gross tax losses	96.2	29.1	110.4	539.7	775.4

Reminder: Movements in deferred tax assets and liabilities during 2005:

(€ million)	As of December 31, 2004 restated	Changes in business	Fair value adjustments	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2005 restated
Deferred tax assets, gross	1,518.9	(78.2)	38.2	32.7	92.1	(11.0)	1,592.7
Deffered tax assets not recognized	(387.1)	(46.9)	-	-	(24.0)	-	(458.0)
Deferred tax assets, net	1,131.8	(125.1)	38.2	32.7	68.1	(11.0)	1,134.7
Deferred tax liabilities	1,021.3	(12.1)	(8.5)	141.8	63.0	(0.5)	1,205.0

Note 13. Working capital

Movements in net working capital during 2006:

(€ million)	As of December 31, 2005 restated	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Inventories and work-in-progress, net	635.2	77.2	(2.4)	36.8	(5.3)	(9.7)	731.8
Operating receivables, net	10,083.3	508.7	(33.3)	495.5	(55.8)	(29.7)	10,968.7
Operating payables, net	10,369.8	460.0	-	536.5	(54.1)	(43.6)	11,268.6
Net working capital	348.7	125.9	(35.7)	(4.2)	(7.0)	4.2	431.9

Amounts transferred to Non-current assets held for sale totaled €22.3 million in 2006 (Denmark transportation activities). No amounts were transferred in 2005 or 2004.

Amounts transferred to Non-current assets held for sale totaled €20.2 million in 2006 (Denmark transportation activities). No amounts were transferred in 2005 or 2004.

Net working capital includes working capital requirements of operations (inventories, trade receivables and payables and other operating receivables and payables) and tax working capital requirements (current tax receivables and payables). Movements during the year of €125.9 million concern WCR of operations in the amount of €111.8 million and tax working capital requirements in the amount of €14.1 million.

Movements in inventories during 2006:

Inventories

(€ million)	As of December 31, 2005 restated	Changes in business	Impairment losses	Reversals of impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Raw materials and supplies	381.8	46.8	-	-	31.1	(2.9)	(4.2)	452.6
Work-in-progress	204.8	28.2	-	-	8.0	(0.7)	(2.9)	237.4
Finished products inventories	68.8	3.6	-	-	4.0	(1.0)	(2.4)	73.0
Contracts in progress	9.8	(1.4)	-	-	-	(0.6)	0.2	8.0
Inventories and work-in-progress, gross	665.2	77.2	-	-	43.1	(5.2)	(9.3)	771.0
Impairment losses on raw materials and supplies	(20.5)	-	(9.9)	6.7	(6.0)	(0.2)	(0.4)	(30.3)
Impairment losses on work-in-progress	(0.5)	-	(0.6)	0.3	-	-	-	(0.8)
Impairment losses on finished products inventories	(9.0)	-	(2.9)	4	(0.3)	0.1	-	(8.1)
Impairment losses on contracts in progress	-	-	-	-	-	-	-	-
Impairment losses on inventories and work-in-progress	(30.0)	-	(13.4)	11.0	(6.3)	(0.1)	(0.4)	(39.2)
Inventories and work-in-progress, net	635.2	77.2	(13.4)	11.0	36.8	(5.3)	(9.7)	731.8

Movements in operating receivables during 2006:

Operating receivables (€ million)	As of December 31, 2005 restated	Changes in business	Impairment losses	Reversals of impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Trade accounts receivable	8,644.2	356.7	-	-	389.2	(51.0)	(9.2)	9,329.9
Other operating accounts receivable	1,276.8	21.9	-	-	103.2	(7.7)	(10.3)	1,383.9
Tax receivables	691.1	130.1	-	-	17.2	(0.5)	(12.6)	825.3
Operating receivables, gross	10,612.1	508.7	-	-	509.6	(59.2)	(32.1)	11,539.1
Impairment losses on trade accounts receivable	(403.9)	-	(152.7)	113.8	(9.1)	3.2	-	(448.7)
Impairment losses on other operating accounts receivable	(124.9)	-	(8.5)	14.1	(5.0)	0.2	2.4	(121.7)
Impairment losses on operating receivables	(528.8)	-	(161.2)	127.9	(14.1)	3.4	2.4	(570.4)
Operating receivables, net	10,083.3	508.7	(161.2)	127.9	495.5	(55.8)	(29.7)	10,968.7

Operating receivables are treated as loans and receivables for accounting purposes. Short-term commercial receivables and payables without a declared interest rate are recognized at nominal value, unless discounting at the market rate has a material impact.

Securitization of receivables in France

The French securitization program is governed by an agreement signed in June 2002 for five years with a securitized debt fund. Veolia Environnement had securitized receivables through its Water Division subsidiaries in the amount of €397.6 million, net of discount, as of December 31, 2006 (compared to €413 million as of December 31, 2005).

Discounting of receivables

Discounted receivables (Dailly sales) were nil as of December 31, 2006, compared to €115.2 million (Dailly sales and other) as of December 31, 2005.

Discounted receivables definitively sold to third parties in the Energy Services Division totaled €108 million as of December 31, 2006, compared to €121 million as of December 31, 2005.

Movements in operating payables during 2006:

Operating payables (€ million)	As of December 31, 2005 restated	Changes in business	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2006
Trade accounts payable	5,430.8	39.5	333.4	(27.5)	(11.9)	5,764.3
Tax and employee-related liabilities	4,939.0	420.5	203.1	(26.6)	(31.7)	5,504.3
Operating payables	10,369.8	460.0	536.5	(54.1)	(43.6)	11,268.6

Reminder: Movements in net working capital during 2005:

(€ million)	As of December 31, 2004 restated	Changes in business	Impairment losses	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 restated
Inventories and work-in-progress, net	560.3	9.2	(1.9)	40.3	14.4	12.9	635.2
Operating receivables, net	9,233.9	557.8	(25.8)	206.2	158.9	(47.7)	10,083.3
Operating payables, net	9,572.2	524.4	-	165.9	150.5	(43.2)	10,369.8
Net working capital	222.0	42.6	(27.7)	80.6	22.8	8.4	348.7

Note 14. Other short-term loans

Movements in other short-term loans during 2006:

(€ million)	As of December 31, 2005 restated	Changes in business	Changes in consolid-ation scope	Impairment losses	Foreign exchange translation	Other	As of December 31, 2006
Gross	379.5	(2.6)	5.4	-	(3.7)	(15.3)	363.3
Impairment losses	(158.3)	-	-	(1.2)	-	1.5	(158.0)
Other short-term loans, net	221.2	(2.6)	5.4	(1.2)	(3.7)	(13.8)	205.3

Net other short-term loans as of December 31, 2006 comprise non-group and current accounts to companies consolidated using the proportionate method (mainly in respect of the Berlin contract for €69.8 million and in France in the Water Division for €66.4 million) and the pre-financing of assets in the Transportation Division for €17.7 million.

Reminder: Movements in other short-term loans during 2005:

(€ million)	As of December 31, 2004 restated	Changes in business	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2005 restated
Gross	496.0	(115.0)	20.0	4.2	(25.7)	379.5
Impairment losses	(163.0)	-	-	(0.3)	5.0	(158.3)
Other short-term loans, net	333.0	(115.0)	20.0	3.9	(20.7)	221.2

Note 15. Marketable securities

Movements in marketable securities during 2006:

(€ million)	As of December 31, 2005 restated	Changes in business	Changes in consolid-ation scope	Fair value adjust-ments	Foreign exchange translation	Other	As of December 31, 2006
Gross	62.2	(2.5)	1.4	1.5	(0.3)	4.9	67.2
Impairment losses	(1.5)	-	-	-	-	0.7	(0.8)
Marketable securities	60.7	(2.5)	1.4	1.5	(0.3)	5.6	66.4

The change in the Cash flow statement includes capital gains and losses realized on the sale of marketable securities of €0.9 million as of December 31, 2006.

Reminder: Movements in marketable securities during 2005:

(€ million)	As of December 31, 2004 restated	Changes in business	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2005 restated
Gross	191.5	(117.4)	1.4	1.3	(14.6)	62.2
Impairment losses	(2.2)	-	-	-	0.7	(1.5)
Marketable securities	189.3	(117.4)	1.4	1.3	(13.9)	60.7

The decrease in 2005 is related to the partial sale of the cash UCITS portfolio held by Veolia Environnement SA in the amount of €117.2 million.

Note 16. Cash and cash equivalents
Movements in cash and cash equivalents during 2006:

(€ million)	As of December 31, 2005 restated	Changes in business	Changes in consolid-ation scope	Fair value adjust-ments	Foreign exchange translation	Other	As of December 31, 2006
Cash	1,173.1	(81.3)	196.5	-	(23.0)	(1.5)	1,263.8
Cash equivalents	1,163.0	222.2	5.0	0.4	0.4	3.2	1,394.2
Cash and cash equivalents	2,336.1	140.9	201.5	0.4	(22.6)	1.7	2,658.0

Amounts transferred to Non-current assets held for sale totaled €0.5 million in 2006.

Changes in consolidation scope mainly concern the acquisition of SNCM for €100.7 million in the Transportation Division, acquisitions in the Water Division for €40.8 million (in Germany and China) and acquisitions in the Waste Management Division for €38.5 million (Belgium and the United Kingdom).

As of December 31, 2006, the Water Division held cash of €517.4 million, the Energy Services Division held cash of €219.1 million, the Waste Management Division held cash of €214.4 million, the Transportation Division held cash of €141.8 million, Veolia Environnement SA held cash of €43.8 million and the other head office entities held cash of €117.0 million.

As of December 31, 2006, cash equivalents were primarily held by Veolia Environnement SA in the amount of €1,096.8 million (including cash mutual fund investments of €823.0 million and treasury notes of €208.3 million).

Reminder: Movements in cash and cash equivalents during 2005:

(€ million)	As of December 31, 2004 restated	Changes in business	Changes in consolid-ation scope	Fair value adjust-ments	Foreign exchange translation	Other	As of December 31, 2005 restated
Cash	948.4	64.4	107.4	-	55.9	(3.0)	1,173.1
Cash equivalents	3,711.9	(2,565.7)	31.6	1.3	(27.8)	11.7	1,163.0
Cash and cash equivalents	4,660.3	(2,501.3)	139.0	1.3	28.1	8.7	2,336.1

The overall decrease in cash and cash equivalents in 2005 was mainly due to the sale of certificates of deposits in the amount of €2,151 million and the sale of monetary UCITS in the amount of €610 million, to finance the repayment of the OCEANE bonds on January 1, 2005 (€1,535 million), the redemption of the TSAR subordinated loan notes redeemable in preference shares on March 31, 2005 and Water Division investments (acquisition of Braunschweig on January 10, 2005 for €374 million).

Changes in consolidation scope mainly concern the acquisition of the water services company serving the town of Braunschweig in Germany in the amount of €45 million.

Note 17. Equity

(€ million)	Number of shares outstanding	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Foreign exchange translation reserves	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
As of January 1, 2004 restated	405,070,515	2,025.3	6,449.1	(298.6)	(4,850.9)	-	(65.7)	3,259.2	1,646.4	4,905.6
Issue of share capital of the parent company	1,351,468	6.8	18.5	-	-	-	-	25.3	-	25.3
Elimination of treasury shares		-	-	(160.7)		-	-	(160.7)	-	(160.7)
Share purchase and subscription option plans		-	-	-	6.9	-	-	6.9	-	6.9
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	88.6	88.6
Parent company dividend distribution		-	-	-	(217.9)	-	-	(217.9)	-	(217.9)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(144.2)	(144.2)
Foreign exchange translation adjustments		-	-	-	-	(72.1)	-	(72.1)	10.9	(61.2)
Fair value adjustments		-	-	-	-	-	(13.9)	(13.9)	(9.9)	(23.8)
Actuarial gains or losses on pension obligations		-	-	-	-	-	-	-	-	-
Net income for the year		-	-	-	389.8	-	-	389.8	133.3	523.1
Other changes		-	-	-	(5.4)	-	-	(5.4)	3.6	(1.8)
As of December 31, 2004 restated	406,421,983	2,032.1	6,467.6	(459.3)	(4,677.5)	(72.1)	(79.6)	3,211.2	1,728.7	4,939.9

Issue of share capital of the parent company	1,450,623	7.3	31.5	-	8.6	-	-	47.4	-	47.4
Elimination of treasury shares		-	-	6.6	2.6	-	-	9.2	-	9.2
Share purchase and subscription option plans		-	-	-	16.2	-	-	16.2	-	16.2
Third party share in share capital increases by subsidiaries and changes in consolidation scope		-	-	-	-	-	-	-	80.0	80.0
Parent company dividend distribution		-	-	-	(265.4)	-	-	(265.4)	-	(265.4)
Third party share in dividend distributions by subsidiaries		-	-	-	-	-	-	-	(108.6)	(108.6)
Foreign exchange translation adjustments		-	-	-	-	284.4	-	284.4	33.6	318.0
Fair value adjustments		-	-	-	-	-	9.7	9.7	1.6	11.3
Actuarial gains or losses on pension obligations		-	-	-	(132.5)	-	-	(132.5)	(12.2)	(144.7)
Net income for the year		-	-	-	622.2	-	-	622.2	172.9	795.1
Other changes		-	-	-	(26.3)	0	14.1	(12.2)	(8.0)	(20.2)
As of December 31, 2005 restated	407,872,606	2,039.4	6,499.1	(452.7)	(4,452.1)	212.3	(55.8)	3,790.2	1,888.0	5,678.2
Issue of share capital of the parent company	4,753,944	23.7	142.1		15.8			181.6	-	181.6
Elimination of treasury shares				(26.9)	25.8			(1.1)	-	(1.1)
Share purchase and subscription option plans					16.7			16.7	-	16.7
Third party share in share capital increases by subsidiaries and changes in consolidation scope								-	158.8	158.8
Parent company dividend distribution					(336.3)			(336.3)		(336.3)

Third party share in dividend distributions by subsidiaries								-	(142.9)	(142.9)
Foreign exchange translation adjustments						(106.8)	0.5	(106.3)	6.2	(100.1)
Fair value adjustments					0.2		33.2	33.4	1.3	34.7
Actuarial gains or losses on pension obligations					26.4			26.4	(0.8)	25.6
Net income for the year					758.7			758.7	236.2	994.9
Other changes					(41.9)	39.1	0.3	(2.5)	45.8	43.3
As of December 31, 2006	412,626,550	2,063.1	6,641.2	(479.6)	(3,986.7)	144.6	(21.8)	4,360.8	2,192.6	6,553.4

The dividend distribution per share was €0.85, €0.68 and €0.55 in 2006, 2005 and 2004 respectively.

The dividend proposed to the shareholders’ meeting of 10 May 2007 is €1.05 per share.

17.1 Equity attributable to equity holders of the parent

17.1.1 Share capital:

Share capital increases:

In 2004, Veolia Environnement carried out a share capital increase of €25.3 million, subscribed by members of the Group employee savings plan in France and abroad.

In 2005, Veolia Environnement carried out a share capital increase of €34.6 million, subscribed by members of the Group employee savings plan in France and abroad. The discount on the issue price was expensed in the amount of €8.6 million.

In addition, the share capital was increased by €4.2 million (including additional paid-in capital) following the exercise of share purchase and subscription option plans.

As of December 31, 2006, the share capital was increased by €92.9 million (including additional paid-in capital) following the exercise of share purchase and subscription option plans and by €70.7 million (including additional paid-in capital) following a share capital increase reserved for employees (Group employee savings plan). The discount on the issue price was expensed in the amount of €15.8 million.

In addition, the share capital was increased by €2.2 million (including additional paid-in capital) following the exercise of share subscription warrants.

Number of shares outstanding:

405,070,515 shares were outstanding as of January 1, 2004, 406,421,983 as of December 31, 2004, 407,872,606 as of December 31, 2005 and 412,626,550 as of December 31, 2006 (including treasury shares) for nominal value of €5.

17.1.2 Offset of treasury shares against equity:

In 2004, 516,899 treasury shares were sold as part of the Onyx Ireland minority interest buyout transaction.

As of December 31, 2004, the Group held 16,183,548 of its own shares.

In 2005, 193,306 shares with a net carrying amount of €9.2 million were sold as part of transactions reserved for employees. As of December 31, 2005, the Group held 15,990,242 of its own shares.

In 2006, 3,424,934 shares were sold and the call sold covering 2,700,000 treasury shares was repurchased for a net carrying amount of €105.8 million as part of transactions reserved for employees. At the same time, Veolia Environnement purchased 2,689,000 treasury shares for a total consideration of €106.9 million and sold a call for 1,400,000 shares. As of December 31, 2006, the Group held 15,254,308 of its own shares.

17.1.3 Share purchase and subscription option plants:

In accordance with IFRS 2, an expense of €16.2 million in 2005 and €16.7 million in 2006 was recognized in respect of share option plans granted to employees.

17.1.4 Appropriation of net income and dividend distribution:

A dividend distribution of €336.3 million was paid in 2006 out of 2005 net income attributable to equity holders of the parent of €622.2 million. The residual balance of €285.9 million was transferred to Veolia Environnement consolidated reserves.

17.1.5 Foreign exchange translation reserves:

Accumulated foreign exchange translation reserves were transferred on January 1, 2004 to consolidated reserves, in accordance with the option adopted by the Group on first-time adoption of IFRS.

In 2004, foreign exchange translation adjustments attributable to equity holders of the parent (€-72.1 million) included €11.2 million relating to the reversal of foreign exchange translation adjustments, net of tax, on discontinued operations of the Water Division in the United States. Other movements totaled €-83.3 million and mainly concerned the U.S. dollar (€-75.6 million).

In 2005, positive translation differences of €284.4 million (portion attributable to equity holders of the parent) concerned the U.S. dollar in the amount of €113.5 million.

Accumulated foreign exchange translation reserves as of December 31, 2005 are positive: €212.3 million (portion attributable to equity holders of the parent), including €49.1 million related to the U.S. dollar and €41.7 million related to the Korean won.

In 2006, negative translation differences of €106.3 million (portion attributable to equity holders of the parent) concerned the U.S. dollar in the amount of €95.0 million.

Accumulated foreign exchange translation reserves as of December 31, 2006 are positive: €144.6 million (portion attributable to equity holders of the parent), including €32.6 million related to the Korean won, €60.4 million related to the pound sterling, €68.8 million related to the Czech crown and €-45.9 million related to the U.S. dollar.

Movements in Foreign exchange translation reserves (attributable to equity holders of the parent and minority interests):

(€ million)	Total	Attributable to equity holders of the parent
Translation differences of the financial statements of subsidiaries drawn up in a foreign currency	(40.0)	(51.0)
Translation differences on net iinvestments	(21.2)	(21.1)
As of December 31, 2004 restated	(61.2)	(72.1)
Translation differences of the financial statements of subsidiaries drawn up in a foreign currency	291.6	246.4
Translation differences on net investments	(35.0)	(34.1)
As of December 31, 2005 restated	256.6	212.3
Translation differences of the financial statements of subsidiaries drawn up in a foreign currency	(53.8)	(59.9)
Translation differences on net investments	(7.8)	(7.8)
Movements during 2006	(61.6)	(67.7)
Translation differences of the financial statements of subsidiaries drawn up in a foreign currency	237.8	186.5
Translation differences on net investments	(42.8)	(41.9)
As of December 31, 2006	195.0	144.6

Breakdown by currency of Foreign exchange translation reserves attributable to equity holders of the parent:

(€ million)	As of December 31, 2004 restated	As of December 31, 2005 restated	Movement	As of December 31, 2006
U.S. Dollar	(64.4)	49.1	(95.0)	(45.9)
Pound Sterling	8.2	33.1	27.3	60.4
Korean Won	5.9	41.7	(9.1)	32.6
Chinese Yuan	(12.2)	28.3	(32.4)	(4.1)
Czech Crown	2.2	18.3	50.5	68.8
Canadian Dollar	(0.7)	10.0	(8.1)	1.9
Australian Dollar	(5.5)	6.9	(5.9)	1.0
Swedish Krona	1.6	(5.0)	6.5	1.5
Norwegian Crown		2.0	(2.6)	(0.6)
Hungarian Forint		2.1	1.3	3.4
Polish Zloty		4.7	0.5	5.2
Romanian Leu		4.9	9.0	13.9
Mexican Peso	(1.4)	2.7	(1.1)	1.6
Egyptian Pound		3.7	(3.3)	0.4
Hong Kong Dollar		1.8	6.4	8.2
Other currencies	(5.8)	8.0	(11.7)	(3.7)
Total	(72.1)	212.3	(67.7)	144.6

17.1.6 Fair value reserves:

Fair value reserves, attributable to equity holders of the parent, are negative in the amount of €79.6 million as of January 1, 2005, €55.8 million as of December 31, 2005 and €21.8 million as of December 31, 2006.

As of December 31, 2006, fair value reserves mainly include fair value adjustments to interest-rate derivatives hedging floating-rate borrowings (-€21.9 million) and to a lesser extent, fair value adjustments to available-for- sale securities (€0.1 million).

Movements in fair value reserves (attributable to equity holders of the parent and minority interests):

(€ million)	Total	Attributable to equity holders of the parent
As of January 1, 2006
Fair value adjustments on available-for-sale assets	3.0	3.0
Derivative instruments - cash flow hedges	(60.7)	(58.8)
Opening fair value reserves as of January 1, 2006	(57.7)	(55.8)
Fair value adjustments:
Fair value adjustments on available-for-sale assets	(2.3)	(2.9)
Derivative instruments - cash flow hedges	37.0	36.3
Fair value adjustments during 2006	34.7	33.4
Other changes:		-
Fair value adjustments on available-for-sale assets	-	-
Derivative instruments - cash flow hedges	0.6	0.6
Other adjustments during 2006	0.6	0.6
As of December 31, 2006
Fair value adjustments on available-for-sale assets	0.7	0.1
Derivative instruments - cash flow hedges	(23.1)	(21.9)
Closing fair value reserves as of December 31, 2006	(22.4)	(21.8)

17.1.7 Other changes:

In 2006, other changes mainly concerned purchase price allocations in respect of a subsidiary.

In 2005, they mainly concerned the exercise of a put option.

17.2 Minority interests

A break down of the movement in minority interests is presented in the Statement of changes in shareholders' equity.

The increase in minority interests in 2006 was mainly due to the consolidation of Asian companies in the Water Division (+€60.6 million), the acquisition of minority interests by the ERBD in Central Europe in the Transportation Division (+€40.3 million) and the acquisition by IFM of an interest in the share capital of Zec Lodz in Dalkia (+€47 million). Other movements mainly concern the definitive allocation of the purchase price for Dalkia’s Polish subsidiaries (+€33.5 million).

Note 18. Non-current and current provisions

Pursuant to IAS 37 (see Note 1.13), provisions maturing after more than one year are discounted. Discount rates used were as follows:

Discount rates

	As of December 31, 2006	As of December 31, 2005 restated	As of December 31, 2004 restated
Euro
2 to 5 years	4.37%	3.25%	3.23%
6 to 10 years	4.60%	3.88%	4.79%
After ten years	5.20%	4.32%	5.16%
U.S Dollar
2 to 5 years	5.20%	5.16%	2.84%
6 to 10 years	5.36%	5.55%	4.79%
After ten years	5.86%	5.79%	5.16%
Pound Sterling
2 to 5 years	5.60%	4.88%	5.42%
6 to 10 years	5.56%	5.11%	5.67%
After ten years	5.60%	5.10%	5.67%

Movements in non-current provisions during 2006:

(€ million)	As of December 31, 2005 restated	Addition	Utilization	Actuarial gains (losses)	Reversal	Unwinding of discount	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2006
Tax litigations	50.9	23.0	(7.3)	-	-	(0.5)	-	-	(0.8)	65.3
Employee litigations	2.2	1.5	(1.0)	-	(0.1)	0.2	-	-	0.4	3.2
Other litigations	64.6	27.1	(13.7)	-	(3.0)	0.2	13.3	(0.6)	6.6	94.5
Contractual commitments	295.8	163.7	(163.6)	-	(1.1)	-	0.2	-	(7.2)	287.8
Provisions for work-in-progress & losses to completion on LT contracts	47.7	68.6	(3.0)	-	(1.0)	(0.1)	206.2	(0.9)	(15.9)	301.6
Closure and post-closure costs	306.3	12.5	(13.6)	-	(13.8)	16.0	84.2	(5.3)	11.5	397.8
Restructuring expenses	-	-	-	-	-	-	23.2	-	-	23.2
Subsidiary risks	1.2	-	-	-	-	-	-	-	(0.3)	0.9
Warranties and customer care	114.6	49.4	(20.9)	-	(2.4)	-	1.8	(1.2)	0.8	142.1
Other	99.0	25.0	(13.9)	-	(4.2)	0.6	42.0	(0.6)	(16.7)	131.2
Non-current provisions excl. pensions and other employee benefits	982.3	370.8	(237.0)	-	(25.6)	16.4	370.9	(8.6)	(21.6)	1,447.6
Provisions for pensions and other employee benefits*	665.7	74.8	(83.2)	(37.1)	(2.7)	-	108.1	(0.8)	24.2	749.0
Non-current provisions	1,648.0	445.6	(320.2)	(37.1)	(28.3)	16.4	479.0	(9.4)	2.6	2,196.6

* See Note 34.

Movements in current provisions during 2006:

(€ million)	As of December 31, 2005 restated	Addition	Utilization	Reversal	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2006
Tax litigations	46.5	23.4	(18.4)	(2.6)	0.1	(0.1)	(0.3)	48.6
Employee litigations	18.4	12.3	(6.5)	(1.8)	(0.3)	-	1.4	23.5
Other litigations	142.1	39.1	(58.1)	(14.8)	-	(0.8)	(3.6)	103.9
Provisions for work-in-progress & losses to completion on LT contracts	111.3	55.6	(92.1)	(3.4)	67.1	(1.7)	28.4	165.2
Provisions for property, plant and equipment	1.5	2.5	(1.5)	-	-	-	-	2.5
Closure and post-closure costs	53.4	7.1	(17.1)	(2.7)	2.8	(2.6)	19.0	59.9
Restructuring expenses	21.8	15.6	(18.8)	(1.9)	29.9	-	(0.5)	46.1
Subsidiary risks	18.9	3.0	(5.0)	(1.3)	(0.5)	-	0.4	15.5
Warranties and customer care	145.0	60.5	(50.8)	(6.6)	0.5	(5.7)	(3.4)	139.5
Other	195.1	117.9	(86.0)	(34.9)	8.5	(1.8)	22.4	221.2
Current provisions	754.0	337.0	(354.3)	(70.0)	108.1	(12.7)	63.8	825.9

No amounts were transferred to Non-current assets held for sale in 2006 or 2005.

Movements in non-current and current provisions break down as follows:

Litigation

This provision covers all losses that are considered probable and that relate to litigation arising in the normal course of Veolia Environnement’s business operations.

The Water and Energy Services Divisions account for the majority of the provisions (€204.5 million and €68.6 million respectively).

Contractual commitments

As part of its obligations under public services contracts, the Group assumes responsibility for the maintenance and repair of installations of the publicly-owned utility networks it manages. The resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions and, where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed. These provisions relate to the Water and Energy Services Divisions in the amount of €200.1 million and €87.6 million respectively.

Work-in-progress and losses to completion on long-term contracts

The principal provisions relate to engineering activities of the Water Division (€86.9 million) and the Transportation Division (€350.4 million). Changes in consolidation scope mainly concern the entry into the scope of consolidation of SNCM for €265.4 million. The addition for the year mainly concerns a railway contract in the Transportation Division in Germany.

Closure and post-closure costs

The Group has financial obligations relating to closure and post-closure costs for the disposal facilities it operates or for which it is otherwise responsible. The Group provides for these estimated future costs pro rata to waste tonnage deposited, over the authorized duration of the sites.

For the Waste Management Division, these provisions totaled €430.1 million as of December 31, 2006, compared to €335.4 million as of December 31, 2005. The acquisition of Cleanaway, new commitments, the unwinding of the discount and the change in discount rates, impacted non-current provisions by €66.0 million, €38.5 million and €16.0 million and €-12.4 million respectively.

Other provisions concern plant dismantling and site remediation in the Water and Energy Services Divisions, and totaled €25.6 million and €21.9 million as of December 31, 2006 and 2005 respectively.

Subsidiary risks

In the normal course of its activities, Veolia Environnement is required to record provisions to cover risks relating to certain subsidiaries.

Warranties and customer care

These provisions principally relate to captive insurance companies (€109.9 million of incurred losses), to the Water Division (€68.4 million) and to the Energy Services Division (€44.9 million).

Other

Other provisions include those obligations recorded as part of the normal operation of the Group’s subsidiaries.

Pensions and other employee benefits

Provisions for pensions and other employee benefits as of December 31, 2006 total €749.0 million, and include provisions for pensions and other post-employment benefits of €626.8 million (governed by IAS 19 and detailed in Note 34) and provisions for other long-term benefits of €122.2 million.

Reminder: Movements in non-current provisions during 2005:

(€ million)	As of December 31, 2004 restated	Addition	Utilization	Actuarial gains (losses)	Reversal	Unwinding of discount	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2005 restated
Tax litigations	16.2	36.6	(2.4)	-	-	0.2	-	0.2	(0.1)	50.7
Employee litigations	5.4	0.9	(2.8)	-	(0.2)	0.1	-	-	(1.1)	2.3
Other litigations	61.1	7.6	(4.5)	-	(0.2)	1.5	4.9	1.3	(7.0)	64.7
Contractual commitments	321.6	156.4	(168.1)	-	(7.3)	-	3.1	1.0	(10.9)	295.8
Provisions for work-in-progress & losses to completion on LT contracts	45.1	15.4	(6.0)	-	(0.3)	0.5	5.1	1.3	(13.4)	47.7
Closure and post-closure costs	262.0	22.6	(4.3)	-	(0.3)	14.2	4.0	12.3	(4.2)	306.3
Restructuring expenses	1.7	-	-	-	(0.3)	-	-	-	(1.4)	-
Subsidiary risks	3.7	0.2	(2.7)	-	-	-	-	-	-	1.2
Warranties and customer care	86.5	38.5	(6.0)	-	(0.2)	0.1	(0.2)	0.3	(4.4)	114.6
Other	64.3	29.7	(11.3)	-	(5.7)	2.6	13.3	1.6	4.5	99.0
Non-current provisions excl. pensions and other employee benefits	867.6	307.9	(208.1)	-	(14.5)	19.2	30.2	18.0	(38.0)	982.3
Non-current provisions for pensions and other employee benefits*	441.0	65.5	(59.4)	184.2	(36.8)	-	37.4	9.8	24.0	665.7
Non-current provisions	1,308.6	373.4	(267.5)	184.2	(51.3)	19.2	67.6	27.8	(14.0)	1,648.0

* See Note 34.

Reminder: Movements in current provisions during 2005:

(€ million)	As of December 31, 2004 restated	Addition	Utilization	Reversal	Changes in consolid-ation scope	Foreign exchange translation	Other	As of December 31, 2005 restated
Tax litigations	46.5	19.2	(19.6)	(6.8)	5.5	0.6	1.0	46.4
Employee litigations	15.3	9.6	(5.9)	(2.0)	-	-	1.5	18.5
Other litigations	131.5	83.4	(67.0)	(5.4)	(4.7)	3.4	0.9	142.1
Provision for work-in-progress & losses to completion on LT contracts	107.6	60.0	(92.1)	(0.3)	14.2	2.0	19.9	111.3
Provisions for property, plant and equipment	8.2	0.4	0.9	(1.4)	1.4	0.1	(8.1)	1.5
Closure and post-closure costs	72.4	4.0	(28.3)	(4.3)	(1.5)	4.1	7.0	53.4
Restructuring expenses	35.9	6.5	(23.8)	(1.8)	2.0	1.3	1.7	21.8
Subsidiary risks	62.6	11.8	(49.6)	(6.1)	-	0.2	-	18.9
Warranties and customer care	90.1	67.8	(55.8)	(0.5)	24.8	8.4	10.2	145.0
Other	130.0	112.0	(58.9)	(12.0)	4.6	4.6	14.8	195.1
Current provisions excl. pensions and other employee benefits	700.1	374.7	(400.1)	(40.6)	46.3	24.7	48.9	754.0

* See Note 34.

Note 19. Long-term borrowings

Long-term borrowings

(€ million)	As of December 31, 2005 restated	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2006
Bonds	7,857.9	1,287.4	(38.3)	-	(138.0)	(40.1)	(511.4)	8,417.5
Other long-term borrowings	5,864.9	865.3	(938.5)	259.6	0.4	(21.2)	(446.4)	5,584.1
Long-term borrowings	13,722.8	2,152.7	(976.8)	259.6	(137.6)	(61.3)	(957.8)	14,001.6

Change in consolidation scope mainly results from Waste division for €131.6 million (effect of acquisition of Cleanaway in United-Kingdom for €128.6 million), Transportation division for €87.8 million (SNCM for €34.1 million) and Water division for 28.3 million.

Amounts transferred to Non-current liabilities held for sale totaled €31.0 million in 2006 compared to nil in 2005.

Long-term bond borrowings break down by maturity as follows:

	As of	As of	As of	Maturity
(€ million)	December 31, 2004	December 31, 2005	December 31, 2006	2 years	3 to 5 years	After five years
	restated	restated
Veolia Environnement SA:
Publicly offered or traded issuances(a)	5,538.7	6,939.0	7,588.6	1,010.9	66.1	6,511.6
Private placements (b)	309.5	344.0	309.1	-	-	309.1
Subordinated securities (c)	298.0	-	-	-	-	-
Water:
Three Valleys bond issue (d)	280.6	286.0	292.1	-	-	292.1
Waste Management:
Montgomery bond issue (e)	71.8	74.8	59.5	8.3	25.5	25.7
Tyseley bond issue (f)	66.0	62.5	57.8	7.3	25.1	25.4
Other < €50 million	187.5	151.6	110.4	32.8	12.0	65.6
Bonds	6,752.1	7,857.9	8,417.5	1,059.3	128.7	7,229.5

(a)
As of December 31, 2006, bonds issues under the European Medium Term Notes (EMTN) Program totaled €8,221.7 million, including €7,588.6 million maturing in more than one year. The impact of the fair value measurement of long-term borrowings was €-42.4 million.

During 2006, Veolia Environnement issued notes under its EMTN program for a euro equivalent of €1,450.0 million (recognized in the balance sheet at amortized cost of €1,430.4 million), which break down as follows:

•	€1 billion at a fixed-rate of 4.375%, maturing January 16, 2017. The amortized cost of the issue as of December 31, 2006 is €988.4 million.

•	€300 million at floating rates (3-month Euribor+0.06%), maturing February 15, 2008. The amortized cost of the issue as of December 31, 2006 is €300.0 million.

•
€150 million at floating rates (3-month Euribor), maturing July 18, 2007. The issue was partially redeemed in 2006 in the amount of €8 million. The amortized cost of the issue as of December 31, 2006 is €142.0 million. Given its maturity, this bond issue is recorded in short-term borrowings.

In addition, Veolia Environnement performed a partial repurchase of the 2005 bond issue, maturing May 30, 2007, in the amount of €9 million (in two tranches of €4.5 million). Given its maturity, this bond issue is recorded in short-term borrowings.

(b)
As of December 31, 2006, €309.1 million (including -€4.5 million related to remeasurements) remained outstanding on the private placement performed in the United States in 2003 (USPP). This bond issue comprises five tranches:

•	Tranches A, B and C, maturing January 30, 2013, of €33 million (fixed-rate interest of 5.84%), £7 million (fixed-rate interest of 6.22%) and US$147 million (fixed-rate interest of 5.78%) respectively

•	Tranche D, maturing January 30, 2015, of US$125 million, bearing fixed-rate interest of 6.02%

•	Tranche E, maturing January 30, 2018, of US$85 million, bearing fixed-rate interest of 6.31%

The covenants triggering redemption in the event of default are: ICR (Interest Coverage Rate) > 3.2 and DPR (Debt Payout Rate) < 5.3.

These ratios were defined based on IFRS accounts prior to application of IFRIC 12 and will be updated to take account of IFRIC 12. As of December 31, 2006, Veolia Environnement has not defaulted on these covenants.

(c)
Subordinated loan notes redeemable in preference shares (TSAR) issued on December 28, 2001 by the subsidiary VEFO and maturing December 28, 2006 in the amount of €300 million were repurchased on March 31, 2005.

(d)
The €200 million bond issue performed by the Water Division U.K. subsidiary, Three Valleys, in July 2004 bearing interest of 5.875%, is recognized as of December 31, 2006 at amortized cost for a euro equivalent of €292.1 million. This bond matures on July 13, 2026.

(e)
The U.S. Dollar bond issue, bearing interest of 5.0%, was performed to finance the Montgomery plant near Philadelphia (Pennsylvania) in the United States. This redeemable loan was recognized as of December 31, 2006 at amortized cost for a euro equivalent of €59.5 million, and the final repayment is due on November 1st, 2014.

(f)
This pound sterling bond issue, bearing interest of 6.6675%, was performed to refinance the incineration plant in Birmingham (UK). This redeemable loan was recognized as of December 31, 2006 at amortized cost for a euro equivalent of €57.8 million, and the final repayment is due on January 30, 2018.

Break down of bond issues by main component:

Operation
(€ million)	Final maturity	Currency	Nominal in € million	Interest rate	Amortized cost restatement*	Remeasure-ment	Net carrying amount	Effective interest rate before hedging	Effective interest rate after hedging
Series 1	06/27/2008	EUR	700	5.88%	4	7	711	5.51%	4.46%
Series 7	02/01/2012	EUR	1,000	5.88%	(6)	(24)	970	6.02%	6.22%
Series 8	04/29/2009	CSK	24	Pribor 3M + 0.67%	-	-	24	3%	3%
Series 9	04/23/2010	CSK	21	Pribor 3M + 0.67%	-	-	22	3.47%	3.47%
Series 10	05/28/2013	EUR	1,000	4.88%	(7)	(10)	983	5.00%	4.71%
Series 10 a	05/28/2018	EUR	750	5.38%	2	6	758	5.35%	4.89%
Series 12	11/25/2033	EUR	700	6.13%	(6)	-	694	6.19%	6.19%
Series 13	03/04/2009	USD	21	Libor USD 3M + 0.55%	-	-	20	4.8%	4.8%
Series 14	06/30/2015	USD	38	4.69%	(1)	(2)	35	4.99%	5.83%
Series 15	06/17/2015	EUR	600	1.75%	16	-	616	3.49%	3.49%
Series 17	02/12/2016	EUR	900	4.00%	(6)	(13)	881	4.09%	4.12%
Series 18	12/11/2020	EUR	600	4.38%	(8)	(7)	585	4.50%	4.50%
Series 20	02/15/2008	EUR	300	Euribor 3M +0.06%	-	-	300	3.43%	3.23%
Series 21	01/16/2017	EUR	1,000	4.38%	(12)	-	988	4.52%	4.52%
Total publicly offered issuances			7,654		(24)	(42)	7,589	n/a	n/a
USPP EUR 2013	01/30/2013	EUR	33	5.84%	-	-	33	5.89%	5.89%
USPP GBP 2013	01/30/2013	GBP	10	6.22%	-	-	10	6.27%	6.27%
USPP USD 2013	01/30/2013	USD	112	5.78%	(0.3)	(3)	109	5.83%	6.47%
USPP USD 2015	01/30/2015	USD	95	6.02%	(0.3)	(1)	93	6.06%	6.43%
USPP USD 2018	01/30/2018	USD	64	6.31%	(0.2)	(0.4)	64	6.35%	6.52%
Total private placements			314		(0.8)	(4)	309	n/a	n/a
Three Valleys bond issue	07/13/2026	GBP	298	5.88%	(6)	-	292	6.05%	6.05%
Montgomery bond issue	01/11/2014	USD	59	5.00%	-	-	59	3.40%	3.40%
Tyseley bond issue	07/30/2018	GBP	71	6.68%	(13)	-	58	9.50%	9.50%
MBM Chicago Biosolids bond issue	11/01/2023	USD	37	5.93%	-	-	37	5.93%	5.93%
Selchp bond issue (49%)	12/31/2021	GBP	34	7.14%	(1)	-	33	7.39%	7.39%
Total bond issues			8,468		(44)	(47)	8,377	n/a	n/a

* including long-term interest

Break down of other long-term borrowings by main component:

				Maturity
(€ million)	As of December 31, 2004 restated	As of December 31, 2005 restated	As of December 31, 2006	2 years	3 to 5 years	After five years
BWB and SPE debts (a)	1,704.7	2,126.0	2,067.1	919.9	387.5	759.7
Finance leases obligations (b)	892.6	802.0	866.1	186.0	298.8	381.3
Syndicated credit in CZK (c)	262.6	344.8	363.8	-	218.3	145.5
Cogevolt (d)	561.5	457.0	358.8	148.3	203.5	7.0
Aquiris (e)	-	-	164.2	6.9	20.5	136.8
Put options (note 1.14)	113.9	177.7	276.0	43.5	112.7	119.8
Delfluent (f)	55.1	74.4	102.3	-	28.6	73.7
Local authority borrowing annuities (g)	112.7	120.3	101.1	19.9	54.4	26.8
Shenzhen (h)	88.9	105.3	97.5	-	-	97.5
Securitization (i)	334.2	333.7	-	-	-	-
Other < €100 million	1,278.7	1,323.7	1,187.2	298.4	329.5	559.3
Other long-term borrowings	5,404.9	5,864.9	5,584.1	1,622.9	1,653.8	2,307.4
(a) The Berliner Wasser Betriebe ("BWB") debt consists of:

•	The debt borne by the operating companies of €1,148.7 million as of December 31, 2006 compared to €1,192.0 million as of December 31, 2005;

•
Acquisition debt of €600 million as of December 31, 2006. The Berlin contract acquisition debt borne by RWE/Veolia Berliner Wasser Beteiligungs AG (“RVB”) of €600 million, maturing January 15, 2005, was refinanced in the same amount for three years, maturing January 15, 2008.

Special purpose entity (SPE) debts total €318.4 million as of December 31, 2006, compared to €334.0 million as of December 31, 2005.

(b)As of December 31, 2006, finance lease obligations fall due between 2007 and 2031. Depending on the currency, fixed interest rates are between 2.90% and 12.09% and floating interest rates are indexed to EONIA, euro T4M (average monthly yield on the money market) and euro TAM (annualized money market rate) or their equivalent for financing in other currencies.

(c)This CZK 12 billion syndicated credit facility arranged by Komerčni Banka, Crédit Lyonnais and ING Bank in favor of Veolia Environnement, refinances the five-year CZK 8 billion syndicated credit facility negotiated in November 2003. It includes a five-year tranche of CZK 8 billion (maturing July 29, 2010) and a seven-year tranche of CZK 4 billion (maturing July 27, 2012). As of December 31, 2006, this syndicated credit facility had been drawn down CZK 10 billion (€363.8 million equivalent).

(d) This securitization of future receivables was organized to finance cogeneration installations in the Energy Services Division. The debt reflects payments due in respect of the amortization of future receivables over the period to May 2012. The average fixed rate of interest payable on this debt is 5.42%.

(e)This financing carried by Aquiris in respect of the North Brussels wastewater treatment plant construction project, was secured in December 2006. It comprises two credit lines bearing floating-rate interest. As of December 31, 2006, the lines had been drawn in the amount of €164.2 million.

(f)Three floating-rate financing lines carried by Delfluent BV in respect of the Hague wastewater treatment plant construction project. One of these lines is repayable in full on maturity in 2009, while the other two lines, maturing 2030, are redeemable loans. As of December 31, 2006, the lines had been drawn in the amount of €102.3 million.

(g)The Group assumes certain fee obligations to local authorities under public service contracts. Local authority borrowing annuities as of December 31, 2006 total €101.1 million.

(h)This financing which concerns the comprehensive water management contract for the town of Shenzhen is carried by Beijing Capital VW Invest.Co and is consolidated (50%) as of December 31, 2006 in the euro equivalent of €97.5 million. This Chinese yuan redeemable loan matures in June 2022 and bears interest to November 22, 2010 at a fixed-rate of 6.93% (revisable every six years).

(i) The Acqueduc securitized debt fund was transferred to short-term borrowings as it matures in June 2007.

Long-term borrowings break down by original currency (before swap transactions) as follows (amortized cost or fair value):

(€ million)	As of December 31, 2004 restated	As of December 31, 2005 restated	As of December 31, 2006
Euro	9,922.8	11,103.5	11,542.0
U.S. Dollar	480.6	655.2	558.2
Pound Sterling	527.8	515.8	554.0
Czech Crown	370.3	446.8	447.1
Chinese Yuan	103.7	139.9	183.8
Korean Won	130.9	122.4	60.8
Polish Zloty	23.3	62.5	64.7
Norwegian Crown	55.8	41.7	37.9
Australian Dollar	97.7	137.8	17.4
Other	444.1	497.2	535.7
Long-term borrowings	12,157.0	13,722.8	14,001.6

The €438 million increase in euro-denominated borrowings is mainly due to two bond issues of €1,000 million and €300 million respectively by Veolia Environnement SA.

This increase is partially offset by the transfer to short-term borrowings of floating rate EMTN bonds (3-month Euribor +0.07%), maturing May 30, 2007, in the amount of €500 million and the Acqueduc securitization program in the amount of €334 million.

The €120 million decrease in Australian dollar-denominated long-term borrowings is due to the repayment of Australian discounted receivables in the Waste Management Division.

Undrawn credit lines

The main undrawn credit lines as of December 31, 2006 were as follows:

•	undrawn “multi-purpose” short-term credit lines of €150 million,

•	undrawn “multi-purpose” medium-term credit lines of €925 million,

•	medium-term syndicated loan of €4,000 million maturing April 20, 2012,

Reminder: Movements in long-term borrowings during 2005:

(€ million)	As of December 31, 2004 restated	Increases / subscriptions	Repayments	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005 restated
Bonds	6,752.1	2,633.4	(1,506.7)	-	(119.4)	124.8	(26.3)	7,857.9
Other long-term borrowings	5,404.9	553.2	(771.3)	92.5	(0.7)	106.6	479.7	5,864.9
Long-term borrowings	12,157.0	3,186.6	(2,278.0)	92.5	(120.1)	231.4	453.4	13,722.8

Note 20. Other non-current liabilities

Movements in other non-current liabilities during 2006:

(€ million)	As of December 31, 2005 restated	Additions	Repayments / disposals	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Other non-current liabilities	203.7	21.2	(14.2)	1.6	(3.4)	(1.6)	207.3

No amounts were transferred to Non-current liabilities held for sale in 2006, 2005 or 2004.

The main other non-current liabilities as of December 31, 2006 include:

•	Discounted guarantee deposits paid by subscribers of €41.7 million (Water Division France);

•	Back tax payable of €20.7 million (Water Division UK);

•	Dade deferred income of €10.5 million (Waste Management Division).

Reminder: Movements in other non-current liabilities during 2005:

(€ million)	As of December 31, 2004 restated	Additions	Repayments / disposals	Changes in consolidation scope	Fair value adjustments	Foreign exchange translation	Other	As of December 31, 2005 restated
Other non-current liabilities	159.7	18.2	(40.9)	6.9	(3.2)	15.9	47.1	203.7

Note 21. Short-term borrowings

Movements in short-term borrowings during 2006 (amortized cost or fair value):

(€ million)	As of December 31, 2005 restated	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Short-term borrowings	2,138.2	(239.2)	89.8	(7.6)	922.9	2,904.1

Amounts transferred to Non-current liabilities held for sale totaled €6.8 million in 2006 compared to nil in 2005.

Short-term borrowings total €2,904.1 million as of December 31, 2006, compared to €2,138.2 million as of December 31, 2005. This increase is mainly due to:

•	the transfer of EMTN Series 16 bonds, maturing May 2007, with a euro-equivalent of €491 million, from long-term borrowings to short-term borrowings;

•	the transfer of the securitization program set-up by the Water Division, maturing June 2007, with a euro-equivalent of €313 million, from long-term borrowings to short-term borrowings;

•	the issue of EMTN Series 19 bonds in the amount of €142 million, maturing July 2007;

•	the entry of SNCM into the scope of consolidation (€43 million);

•	a decrease of €300 million in Veolia Environnement SA treasury notes.

As of December 31, 2006, short-term borrowings mainly concern:

•
Veolia Environnement SA for €1,878 million (including treasury notes of €733 million, bond issues maturing within one year of €633 million, securitization program of €313 million and accrued interest on bonds of €195 million);

•	the Water Division for €433 million (including the company carrying the Berlin contract for €164 million);

•	the Energy Services Division for €234 million (including the short-term portion of Cogevolt financing of €98 million);

•	the Waste Management Division for €211 million;

•	the Transportation Division for €122 million (including SNCM for €43 million);

Short-term borrowings in respect of Group finance leases totaled €131.3 million as of December 31, 2006 (see Note 38).
Reminder: Movements in short-term borrowings during 2005 (amortized cost or fair value):

(€ million)	As of December 31, 2004 restated	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 restated
Short-term borrowings	5,426.1	(2,936.2)	20.8	37.3	(409.8)	2,138.2

Note 22. Bank overdrafts and other cash position items

Movements in bank overdrafts and other cash position items during 2006:

(€ million)	As of December 31, 2005 restated	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2006
Water	222.9	(96.9)	8.6	(1.3)	2.0	135.3
Waste Management	87.4	10.4	7.1	(1.9)	(6.1)	96.9
Energy Services	161.6	(21.7)	27.6	0.2	6.8	174.5
Transportation	32.4	(9.0)	4.4	(0.2)	(1.4)	26.2
Other	2.5	20.4	0.2	-	-	23.1
Bank overdrafts and other cash position items	506.8	(96.8)	47.9	(3.2)	1.3	456.0

Amounts transferred to Non-current liabilities held for sale totaled €1.3 million in 2006 compared to nil in 2005.

Reminder: Movements in bank overdrafts and other cash position items during 2005:

(€ million)	As of December 31, 2004 restated	Changes in business	Changes in consolidation scope	Foreign exchange translation	Other	As of December 31, 2005 restated
Water	143.9	55.0	(0.2)	2.6	21.6	222.9
Waste Management	78.1	(26.0)	39.6	3.9	(8.2)	87.4
Energy Services	167.2	(7.3)	12.0	(0.8)	(9.5)	161.6
Transportation	20.0	11.8	(6.2)	1.1	5.7	32.4
Other	10.9	12.3	3.0	0.3	(24.0)	2.5
Bank overdrafts and other cash position items	420.1	45.8	48.2	7.1	(14.4)	506.8

Note 23. Revenue

Breakdown of revenue (see note 1.17)

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005 restated
Services rendered	24,441.3	21,826.4
Sales of goods	1,609.1	1,387.9
Revenue from operating financial assets	351.0	325.8
IFRIC 12 construction contract operating financial assets	284.9	379.0
IFRIC 12 construction contract intangible assets	243.0	255.5
IFRIC 4 construction contracts	57.6	48.6
IAS 11 construction contracts	1,633.5	1,347.2
Revenue	28,620.4	25,570.4

Sales of goods mainly concern construction business related to supply and wastewater treatment management in the Water Division and sales of products related to recycling activities in the Waste Management Division.

Note 24. Operating income

Operating income is calculated as follows:

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005 restated	As of December 31, 2004 restated
Revenue	28,620.4	25,570.4	22,792.4
Cost of sales	(23,427.1)	(20,869.9)	(18,604.8)
o/w: Impairment losses on intangible assets with an indefinite useful life and badwill	10.7	(7.2)	(71.9)
Restructuring costs	(25.1)	(16.2)	(46.8)
Selling costs	(515.2)	(478.5)	(439.7)
General and administrative expenses	(2,611.2)	(2,394.9)	(2,227.0)
o/w: Research and development costs	(66.4)	(62.9)	(62.6)
Other operating revenue and expenses	66.0	65.8	(31.3)
o/w: Capital gains and losses on disposal	50.9	57.9	(102.1)
Other	15.1	7.9	70.8
Operating income	2,132.9	1,892.9	1,489.6

(€ million)	Charges	Reversals	Year ended December 31, 2006	Year ended December 31, 2005 restated
Operating depreciation, amortization and additions to provisions	(2,166.2)	756.4	(1,409.8)	(1,292.5)
Depreciation and amortization	(1,357.4)	0.6	(1,356.8)	(1,253.3)
Property, plant and equipment	(1,046.4)	0.6	(1,045.8)	(949.3)
Intangible assets	(311.0)	-	(311.0)	(304.0)
Impairment losses	(208.6)	148.9	(59.7)	(40.2)
Property, plant and equipment	(26.2)	10.0	(16.2)	(7.8)
Intangible assets	(7.8)	-	(7.8)	(4.7)
Inventories	(13.4)	11.0	(2.4)	(1.9)
Trade accounts receivable	(152.7)	113.8	(38.9)	(10.4)
Other operating and non-operating receivables	(8.5)	14.1	5.6	(15.4)
Non-current and current operating provisions other than replacement provisions	(600.2)	606.9	6.7	1.0
Non-current operating provisions other than replacement provisions	(287.1)	188.0	(99.1)	(43.0)
Current operating provisions	(313.1)	418.9	105.8	44.0
Replacement costs*			(368.1)	(351.1)
Impairment losses and disposal of intangible assets with an indefinite useful life and badwill			0.6	(28.0)
Operating depreciation, amortization, provisions and impairment losses			(1,777.3)	(1,671.6)

*Replacement costs: all replacement costs for publicly-owned utility networks in the context of French “delegation de service public” are considered in the cash flow statement as investments, irrespective of whether the utility network was originally financed by the concession holder. As such, in the passage from net income (loss) to net cash from operating activities, all replacement costs are eliminated under adjustments for depreciation, amortization, provisions and impairment losses.

Operating depreciation, amortization, provisions and impairment losses in the cash flow statement include operating depreciation, amortization, provisions and impairment losses in respect of Transportation Division Denmark operations transferred to Net income from discontinued operations in the amount of €53.7 million in 2006.

Breakdown of impairment losses and the impact of disposals on goodwill

Impairment losses on goodwill break down as follows (see also Note 4):

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005 restated	Year ended December 31, 2004 restated
Impairment losses on goodwill of the Transportation Division Northern Europe CGU	-	-	(70.0)
Impairment losses on goodwill of the Waste Management Division Israel CGU	-	(10.0)	-
Impairment losses on goodwill of the Energy Services Division Stérience CGU	-	(4.7)	-
Negative goodwill through profit or loss - Water Division	11.2	5.2	-
Other	(0.5)	2.3	(1.9)
Impairment losses on goodwill presented in Cost of sales in the Income Statement and negative goodwill	10.7	(7.2)	(71.9)
Impact of the partial sale of the Energy Services Division Clemessy CGU following the sale of the Nuclear business	-	(14.0)	-
Impact of the partial sale of the Energy Services Division Germany CGU following the sale of the Facility Management business	-	(6.8)	-
Corrections to purchase price allocations in the Water Division Germany CGU	(2.8)	-	-
Impairment losses on goodwill of the Transportation Division Germany CGU	(7.3)	-	-
Impairment losses and impact of disposals on goodwill presented in Other operating revenue and expenses in the Income Statement	(10.1)	(20.8)	-
Impairment losses and impact of disposals on goodwill and negative goodwill	0.6	(28.0)	(71.9)

Restructuring costs

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005 restated	Year ended December 31, 2004 restated
Restructuring expenses	(30.6)	(36.0)	(53.7)
Net charge to restructuring provisions	5.5	19.8	6.9
Restructuring costs	(25.1)	(16.2)	(46.8)

As of December 31, 2006, restructuring costs mainly concern the Energy Services Division (-€10.7 million), the Waste Management Division (-€6.5 million) and the Water Division (-€4.8 million).

Personnel costs

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005 restated	Year ended December 31, 2004 restated
Employee costs	(8,893.0)	(8,047.8)	(7,283.1)
Profit sharing	(59.2)	(58.5)	(51.5)
Share-based compensation (IFRS 2)	(40.9)	(30.3)	(6.9)
Personnel costs	(8,993.1)	(8,136.6)	(7,341.5)

Research and development costs

Research and development costs totaled €66.4 million, €62.9 million and €62.6 million in 2006, 2005 and 2004 respectively.

Note 25. Finance costs and finance income

The income and expense balances making up net finance costs are as follows:

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005 restated	Year ended December 31, 2004 restated
Finance income	82.8	63.3	91.8
Finance costs	(783.8)	(774.0)	(832.9)
Total	(701.0)	(710.7)	(741.1)

Finance costs and finance income represent the cost of borrowings net of cash and cash equivalents.

They include fair value movements on instruments not qualifying for hedge accounting of €6.4 million in 2006, compared to €10.1 million in 2005. These movements, which are calculated in accordance with IAS 39 and depend on market conditions at the year end, are highly volatile in nature.

Note 26. Other financial income and expenses

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005 restated	Year ended December 31, 2004 restated
Loan income	29.9	37.0	55.4
Dividends	9.7	6.5	5.9
Foreign exchange gains (losses)	(14.3)	14.3	(13.9)
Financial provisions	(8.4)	24.2	-
Other income (expense)	(50.9)	(53.9)	(3.0)
Other financial income and expenses	(34.0)	28.1	44.4

Other financial income and expenses fell from net income of €28.1 million in 2005 to a net expense of €34.0 million in 2006.

The fall in other financial income and expenses is due to the reversal of the foreign exchange position for -€28.6 million, the fair value remeasurement of embedded derivatives for -€13.8 million and charges to provisions in 2006 for
-€8.4 million, mainly related to guarantees issued by Waste Management Division subsidiaries in Asia.

In 2006:

•	the unwinding of the discount for long-term provisions totaled €15.9 million, compared to €17.3 million in 2005;

•	the fair value remeasurement of embedded derivatives in these contracts totaled -€16.3 million, compared to

-€2.5 million in 2005.

Note 27. Income tax expense

Analysis of the Income Tax Expense

The income tax expense breaks down as follows:

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005 restated	Year ended December 31, 2004 restated
Current income tax expense	(330.9)	(309.4)	(225.1)
France	(75.1)	(95.1)	(93.9)
Other countries	(255.8)	(214.3)	(131.2)
Deferred income tax expense (credit)	(78.7)	(113.0)	50.2
France	(103.1)	(49.2)	138.1
Other countries	24.4	(63.8)	(87.9)
Total income tax expense	(409.6)	(422.4)	(174.9)

A number of French subsidiaries elected to form a consolidated tax group with Veolia Environnement as the head company, with effect from January 1, 2001 (five-year agreement, renewed in 2006). Veolia Environnement is liable to the French treasury department for the full income tax charge, calculated based on the group tax return. Any tax savings are recognized at Veolia Environnement SA level.

The decrease in the tax expense in 2006 is due to two opposing items:

•	an increase in the Group scope of consolidation and pre-tax income, which increased both the current and deferred tax expense;

•	the restructuring of the U.S. tax group which generated a deferred tax credit of €86.2 million, classified as non-recurring (included in “Other countries” in the deferred tax expense).

Effective tax rate

	As of December 31, 2006	Year ended December 31, 2005 restated	Year ended December 31, 2004 restated
Legal tax rate	34.43%	34.93%	35.43%
Impairment losses on goodwill not deductible for tax purposes	0.17%	0.81%	3.22%
Differences in tax rate	-5.78%	-1.70%	-4.84%
Effect of tax projections	-6.09%	-6.62%	-22.59%
Dividends	1.47%	2.48%	8.54%
Taxation without basis	0.71%	1.18%	1.74%
Share-based compensation	0.80%	0.71%	0.30%
Other	3.59%	3.11%	0.26%
Effective tax rate	29.30%	34.90%	22.06%

(a)	The effective tax rate is computed by dividing the current and deferred tax expense by pre-tax net income from continuing operations before the share of net income of associates.

Note 28. Share of net income of associates

The Share of net income of associates decreased from €22 million in 2004 (restated) to €6.5 million in 2005 (restated) to €6.0 million in 2006.

This relative stability in 2005 and 2006 is due in part to the inclusion of the investment in Compagnie Méridionale de Navigation held by SNCM, which generated net income (Group share) in 2006 of €5.1 million and in part to a provision of €7.4 million recorded in respect of project companies in the Waste Management Division in Asia, following the termination by the customer of the related contracts.

Note 29. Net income from discontinued operations

During the first half of 2006, Veolia Environnement decided to withdraw from its partnership with the Royal Bank of Scotland in the Water sector in the United Kingdom and to sell its investment in Southern Water. Given the impact on Water business in the United Kingdom and the unwinding of commitments at Veolia Environnement level, this transaction was recorded in the accounts in net income from discontinued operations in accordance with IFRS 5.

In addition, Group management decided to sell the Transportation activities in Denmark, which were transferred in the accounts to discontinued operations.

Movements in net income from discontinued operations:

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005 restated	Year ended December 31, 2004 restated
Income from discontinued operations	(53.8)	0.7	77.9
Capital gains and losses on disposal	3.8	-	(102.3)
Income tax expense	50.6	-	(92.5)
Net income from discontinued operations	0.6	0.7	(116.9)

Breakdown of Net income from discontinued operations in 2006 :

(€ million)	Southern Water (1)	Danish transportation activities (2)	Total
Income from discontinued operations	(1.9)	(51.9)	(53.8)
Capital gains and losses on disposal	3.8	-	3.8
Income tax expense	50.6	-	50.6
Net income from discontinued operations	52.5	(51.9)	0.6

(1) activity sold in 2006.

(2) decision taken in 2006 by Group management to sell in 2007.

The main Income Statement items for discontinued operations for the year ended December 31, 2006 are as follows:

(€ million)	Southern Water	Danish transportation activities	Total
Revenue	-	108.2	108.2
Operating income	(4.4)	(51.2)	(55.6)
Financial items	-	(2.6)	(2.6)
Income tax expense	-	1.9	1.9
Share of net income of associates	2.5	-	2.5
Minority interests	-	-	-
Income from discontinued operations	(1.9)	(51.9)	(53.8)

Breakdown of Net income from discontinued operations in 2005.

(€ million)	Southern Water	Danish transportation activities	Total
Income from discontinued operations	8.4	(7.7)	0.7
Capital gains and losses on disposal	-	-	-
Income tax expense	-	-	-
Net income from discontinued operations	8.4	(7.7)	0.7

The main Income Statement items for discontinued operations for the year ended December 31, 2005 are as follows:

(€ million)	Southern Water	Danish transportation activities	Total
Revenue	-	122.7	122.7
Operating income	-	(6.0)	(6.0)
Financial items	-	(1.7)	(1.7)
Income tax expense	-	-	-
Share of net income of associates	8.4	-	8.4
Minority interests	-	-	-
Income from discontinued operations	8.4	(7.7)	0.7

Breakdown of Net income from discontinued operations in 2004.

(€ million)	Water activities in the United States (1)	FCC (1)	U.K. Transportation activities (1)	Southern Water	Danish transportation activities	Total
Income from discontinued operations	(1.4)	92.4	(1.9)	2.2	(13.4)	77.9
Capital gains and losses on disposal	(99.5)	(2.8)	-	-	-	(102.3)
Income tax expense	(61.3)	(31.2)	-	-	-	(92.5)
Net income from discontinued operations	(162.2)	58.4	(1.9)	2.2	(13.4)	(116.9)

(1) activities sold in 2004

The main Income Statement items for discontinued operations for the year ended December 31, 2004 are as follows:

(€ million)	Water activities in the United States	FCC	Southern Water	U.K. Transportation activities	Danish transportation activities	Total
Revenue	878.3	1,488.7	-	-	128.1	2,495.1
Operating income	23.6	174.6	-	(1.9)	(8.1)	188.2
Financial items	(5.0)	(4.3)	-	-	(1.7)	(11.0)
Income tax expense	(7.9)	(34.8)	-	-	(3.6)	(46.3)
Share of net income of associates	(12.1)	35.7	2.2	-	-	25.8
Minority interests	-	(78.8)	-	-	-	(78.8)
Income from discontinued operations	(1.4)	92.4	2.2	(1.9)	(13.4)	77.9

Note 30. Net income for the year attributable to minority interests

Net income attributable to minority interests for the year ended December 31, 2006 is €236.2 million, compared to €172.9 million for the year ended December 31, 2005, restated. This item concerns minority interests in subsidiaries.

Net income for the year attributable to minority interests breaks down by division as follows:

(€ million)		Year ended December 31, 2006	Year ended December 31, 2005 restated	Year ended December 31, 2004 restated
Water	(a)	115.7	83.1	47.6
Waste Management	(b)	18.6	25.7	21.6
Energy Services	(c)	87.1	54.7	50.7
Transportation	(d)	14.7	9.7	13.6
Other		0.1	(0.3)	(0.2)
Minority interests		236.2	172.9	133.3

(a)	Including minority interests in Germany (Water Berlin and Stadtwerke of Braunschweig): €69 million in 2006 and €50 million in 2005.

(b)	Including €8.6 million in 2005 and €7.1 million in 2006 for Onyx Hong Kong and €11.9 million in 2005 and €3.8 million in 2006 for Marius Pedersen.

(c)
Including EDF’s interest in Dalkia Holding for €41 million in 2005 and €58.1 million for 2006 and the Lodz contract for €2.2 million in 2005 and €13.1 million in 2006 (with 22% increase in minority interest share).

(d)	Including MBCR Boston in the United States for €5.5 million in 2005 and €3.6 million in 2006 and SNCM for €7.9 million in 2006 (newly consolidated company).

Note 31. Earnings per share

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004 restated
		restated	restated
Weighted average number of ordinary shares
Weighted average number of ordinary shares for the calculation of basic earnings per share	393.8	390.4	396.2
Theoretical number of additional shares resulting from the exercise of share purchase and subscription options	3.8	2.0	0.1
Weighted average number of ordinary shares for the calculation of diluted earnings per share	397.6	392.4	396.3
Net income attributable to equity holders of the parent per share
Net income for the year attributable to equity holders of the parent	758.7	622.2	389.8
Net income attributable to equity holders of the parent per share:
Basic	1.93	1.59	0.98
Diluted	1.91	1.59	0.98
Net income from discontinuing operations per share
Net income (expense) from discontinuing operations	0.6	0.7	(116.9)
Net income from discontinuing operations per share:
Basic	-	-	(0.30)
Diluted	-	-	(0.29)
Net income from continuing operations attributable to equity holders of the parent per share
Net income for the year attributable to equity holders of the parent	758.1	621.5	506.7
Net income from continuing operations attributable to equity holders of the parent per share:
Basic	1.93	1.59	1.28
Diluted	1.91	1.58	1.28

As of December 31, 2006, share purchase and subscription options were the only potentially dilutive instruments outstanding.

The theoretical number of additional shares is based on the share option plans. The number of additional shares is calculated taking into account the difference between the 2000 plan exercise of €31.92, the 2001 plan exercise price of €41.25, the 2002 plan exercise plan of €37.25, the 2003 plan exercise price of €22.50, the 2004 plan exercise price of €24.72 and the 2006 plan exercise price of €44.75 and the average price of the Veolia Environnement share in 2006 of €44.67.

Note 32. Derivative instruments accounting position and management of market risks

In the course of its operating and financing activities, the Group is exposed to the following market risks: interest rate risk, foreign exchange risk, counterparty risk, liquidity risk and equity risk.

In order to reduce its exposure to these risks, Veolia Environnement centralizes the management of these financial risks in order to ensure better control. Activities are based on the management rules detailed in the internal manual “Rules governing financing/treasury management and related risks” widely distributed to Group entities. These rules are based on the principles of security, transparency and effectiveness.

Veolia Environnement uses various derivative instruments to reduce and manage its exposure to fluctuations in interest rates, exchange rates and commodity prices, not all of which qualify for hedge accounting. All these derivatives are recognized in the balance sheet at fair value.

The fair value of derivative instruments recognized in the balance sheet breaks down as follows:

	As of December 31, 2006		As of December 31, 2005 restated		As of December 31, 2004 restated
(€ million)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	80.9	77.4	195.7	97.8	338.0	159.7
Fair value hedges	45.2	16.3	164.7	2.5	286.0	-
Cash flow hedges	6.8	48.4	-	88.6	0.5	82.4
Derivatives not qualifying for hedge accounting	28.9	12.7	31.0	6.7	51.5	77.3
Foreign exchange derivatives	56.5	42.7	18.0	31.5	82.3	30.1
Net investment hedge	42.0	4.3	13.9	0.3	71.9	-
Derivatives not qualifying for hedge accounting	14.5	38.4	4.1	31.2	10.4	30.1
Other derivative instruments including commodity derivatives	64.2	25.8	35.3	25.2	4.5	-
Total derivative instruments	201.6	145.9	249.0	154.5	424.8	189.8

32.1 INTEREST RATE RISK MANAGEMENT

The Group’s exposure to interest rate risk is mainly attributable to its financial debt net of cash and cash equivalents. The Group manages a structural fixed/floating rate position in order to limit the impact of interest rate fluctuations on its net income and to optimize the cost of debt. For this purpose it uses firm and optional interest rate swap instruments (swaps, caps, floors, etc.).

The fair value of interest rate derivatives recognized in the balance sheet breaks down as follows:

		As of December 31, 2006		As of December 31, 2005		As of December 31, 2004
				restated		restated
(€ million)	Note	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives		80.9	77.4	195.7	97.8	338.0	159.7
Fair value hedges	a-1	45.2	16.3	164.7	2.5	286.0	-
Cash flow hedges	a-2	6.8	48.4	-	88.6	0.5	82.4
Derivatives not qualifying for hedge accounting	a-3	28.9	12.7	31.0	6.7	51.5	77.3

The financing structure of the Group exposes it naturally to the risk of interest rate fluctuations. As such, fixed-rate debt is exposed to a risk of change in fair value if repurchased on the market, while floating-rate debt exposes future financial results.

Short-term debt is primarily indexed to short-term indexes (Eonia for the treasury note program and Euribor/Libor for the main short-term credit lines). The medium- and long-term debt comprises both fixed- and floating- rate debt. Borrowings are primarily denominated in euro, pound sterling, U.S. dollar, Czech crown, Moroccan dirham and Chinese yuan.

Fixed/floating rate breakdown of gross debt:

	As of December 31, 2006		As of December 31, 2005		As of December 31, 2004
			restated		restated
(€ million)	Outstanding	% total debt	Outstanding	% total debt	Outstanding	% total debt
Fixed rate	11,290.6	65,1%	10,586.5	65.3%	9,651.4	54.8%
Floating rate	6,042.3	34.9%	5,619.0	34.7%	7,966.6	45.2%
Total before hedging	17,332.9	100.0%	16,205.5	100.0%	17,618.0	100.0%
Fixed rate	9,119.8	52.6%	8,494.8	52.4%	7,166.8	40.7%
Capped floating rate	1,862.6	10.8%	1,751.0	10.8%	1,989.7	11.3%
Floating rate	6,350.5	36.6%	5,959.7	36.8%	8,461.5	48.0%
Total after hedging	17,332.9	100.0%	16,205.5	100.0%	17,618.0	100.0%
Fair value adjustments to hedging derivatives	28.8		162.3		284.0
Total Long- and short-term borrowing	17,361.7		16,367.8		17,902.0

Total gross debt as of December 31, 2006 after hedging was 52.6% fixed-rate and 47.4% floating-rate, including 10.8% at capped floating rates. As of December 31, 2006, all U.S. dollar and euro caps in the notional amount of €1,780 million were in the money.

Sensitivity of finance costs:

The Group manages its exposure to interest rate fluctuations based on floating-rate debt net of cash.

The breakdown of the Group’s floating-rate debt by maturity is as follows:

(€ million)	Overnight and less than 1 year	1 to 5 years	More than 5 years	Total
Total assets (cash and cash equivalents)	2,658.0	-	-	2,658.0
Total floating-rate liabilities	(3,360.1)	(1,872.2)	(809.9)	(6,042.3)
Net position before hedging	(702.1)	(1,872.2)	(809.9)	(3,384.3)
Derivative instruments (*)	180.4	1,243.0	(1,814.7)	(391.3)
Net position after active management and hedging	(521.7)	(629.2)	(2,624.7)	(3,775.6)
Caps not activated (**)		72.8	10.1	82.9
Total	(521.7)	(556.4)	(2,614.6)	(3,692.7)

(*) Hedging financial instruments excluding caps which are out of the money.

(**) Mainly CZK caps out of the money as of December 31, 2006

Floating-rate debt maturing within less than one year is to a large extent hedged by excess cash balances invested at short-term rates. Floating-rate net debt is therefore €3,775.6 million (euro-equivalent), that is 25.7% . As such, 74.3% of net debt is at fixed rates, including 12.1% at capped floating rates. These caps are activated as of December 31, 2006 and, as such, are considered fixed rates.

Assuming a constant net debt policy, a 0.25% increase in interest rates would generate an increase in annual finance costs, excluding market impacts, of €9.4 million.

In 2005, assuming a constant net debt policy, a 0.25% increase in interest rates would generate an increase in annual finance costs, excluding market impacts, of €12 million.

Hedge derivatives:

Derivative instruments may be classified as fair value hedges or cash flow hedges. An interest rate fair value hedge changes fixed-rate financial assets or liabilities into floating rate financial assets or liabilities in order to protect against changes in their fair value. A cash flow hedge protects against changes in the value of cash flows associated with assets or liabilities.

The hedging relationship is clearly defined and documented on inception.

The effectiveness of the hedging relationship is demonstrated on inception and throughout its term.

32.1.1 Interest rate fair value hedges

The risk of volatility in the value of debt is hedged by fixed-rate receiver/floating-rate payer swaps which change bond issues to floating-rate debt (see Note 19).

Fair value hedging swaps represent notional outstandings of €3,308.3 million as of December 31, 2006, with a net fair value of €28.8 million in the balance sheet as follows:

Floating-rate payer / fixed-rate receiver swaps	Notional contract amount by maturity				Fair value of derivative instruments
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets		Total liabilities
As of December 31, 2006	3,308.3	49.5	499.7	2,759.1	45.2		16.3
As of December 31, 2005 restated	2,587.6	35.2	707.3	1,845.0	164.7		2.5
As of December 31, 2004 restated	4,625.7	740.7	1,872.9	2,012.1	286.0	*	-

* including €2 million of derivative instruments at fair value in the Divisions.

The increase in the fair value hedging portfolio is due to:

•	the cancellation of the €200 million swap hedging the EMTN issue maturing June 2008.

•	the designation of swaps of €600 million as hedging the EMTN Series 7 issue, maturing February 2012

•	the hedging of the EMTN Series 17 issue, maturing February 2016, in the amount of €250 million;

•	the partial hedging (€100 million) of the EMTN Series 18 issue, maturing December 2020.

32.1.2 Cash flow hedges

Cash flow hedges comprise floating-rate receiver fixed-rate payer swaps and purchases of caps, which fix the interest payable on floating-rate debt, mainly secured to finance BOT (Build Operate Transfer) contracts.

Floating-rate payer / fixed-rate receiver swaps / purchases of caps	Notional contract amount by maturity				Fair value of derivative instruments
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
As of December 31, 2006	1,476.5	94.6	1,072.2	309.7	6.8	48.4
As of December 31, 2005 restated	792.0	251.2	241.9	298.9	-	88.6
As of December 31, 2004 restated	682.7	32.7	428.4	221.6	0.5	82.4

€23.1 million, net of tax, was recorded directly in equity (fair value reserves) in respect of these derivative instruments as of December 31, 2006.

The increase in the cash-flow hedging portfolio is due to:

•	the implementation of a €600 million hedge, maturing in 2009, to cover the Berlin contract acquisition debt carried by Veolia Berliner Wasser Beteiligungs AG (‘RVB’)

•	the hedging of the EMTN Series 20 issue, maturing February 2008, in the amount of €300 million;

•	the implementation of a hedge of €47 million in respect of the Bucharest water contract carried by Apa Nova Bucuresti.

32.1.3 Interest rate derivatives not qualifying for hedge accounting

A certain number of derivative instruments used in the Veolia Environnement Group management policy do not qualify as hedges under IAS 32 and 39. The Group does not, however, consider these transactions to be of a speculative nature and views them as necessary to the effective management of its exposure.

	Notional amounts as of December 31, 2006				Fair value of derivative instruments
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	336.8	-	8.1	328.7	-	1.0
Floating-rate receiver / fixed-rate payer swaps	281.3	239.3	-	42.0	0.6	0.8
Floating-rate receiver / floating-rate payer swaps	803.2	652.0	1.2	150.0	0.8	8.8
Total firm financial instruments	1,421.3	891.3	9.3	520.7	1.4	10.6
Purchases of caps	2,263.7	700.0	753.6	810.1	27.5	-
Sales of caps (*)	772.8	700.0	72.8	-	-	-
Sales of swaptions	200.0	-	-	200.0	-	2.1
Total optional financial instruments	3,236.5	1,400.0	826.4	1,010.1	27.5	2.1
Total derivatives not qualifying for hedge accounting	4,657.8	2,291.3	835.7	1,530.8	28.9	12.7

(*)	Sales of caps are backed in the amount of €700 million by purchases of caps with the same exercise price and maturity and do not therefore impact net income.

	Notional amounts as of December 31, 2005 restated				Fair value of derivative instruments
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	752.8	-	2.1	750.7	6.4	0.5
Floating-rate receiver / fixed-rate payer swaps	298.2	-	259.7	38.5	-	4.5
Floating-rate receiver / floating-rate payer swaps	866.0	211.9	654.1	-	0.4	-
Currency swaps	-	-	-	-	-	-
Total firm financial instruments	1,917.0	211.9	915.9	789.2	6.8	5.0
Purchases of caps	2,533.3	-	1,321.1	1,212.2	24.2	1.7
Sales of caps (*)	769.0	-	769.0	-	-	-
Sales of swaptions	-	-	-	-	-	-
Total optional financial instruments	3,302.3	-	2,090.1	1,212.2	24.2	1.7
Total derivatives not qualifying for hedge accounting	5,219.3	211.9	3,006.0	2,001.4	31.0	6.7

(*)	Sales of caps are backed in the amount of €700 million by purchases of caps with the same exercise price and maturity and do not therefore impact net income.

	Notional amounts as of December 31, 2004 restated				Fair value of derivative instruments
(€ million)	Total	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Fixed-rate receiver / floating-rate payer swaps	139.6	-	-	139.6	5.5	-
Floating-rate receiver / fixed-rate payer swaps	1,257.1	-	867.8	389.3	4.9	69.3
Floating-rate receiver / floating-rate payer swaps	342.8	154.5	188.3	-	0.1	1.7
Currency swaps	190.4	-	190.4	-	24.1	0.2
Total firm financial instruments	1,929.9	154.5	1,246.5	528.9	34.6	71.2
Purchases of caps	2,005.3	161.4	950.2	893.7	16.9	-
Sales of caps (*)	765.7	-	765.7	-	-	0.3
Sales of swaptions	183.5	-	183.5	-	-	5.8
Total optional financial instruments	2,954.5	161.4	1,899.4	893.7	16.9	6.1
Total derivatives not qualifying for hedge accounting	4,884.4	315.9	3,145.9	1,422.6	51.5	77.3

(*)	Sales of caps are backed in the amount of €700 million by purchases of caps with the same exercise price and maturity and do not therefore impact net income.

Sensitivity of finance costs:

The portfolio of interest rate derivatives not qualifying for hedge accounting generates a certain volatility in net financial income.

As of December 31, 2006, the sensitivity of the non-hedging portfolio to a change in interest rates is as follows:

•	a 0.25% increase in the interest rate would increase the market value of the non-hedging portfolio by €2.6 million, offsetting the increase in the finance cost;

•	a 0.25% decrease in the interest rate would decrease the value of this portfolio by €2.9 million, off setting the improvement of finance cost.

32.2 Management of foreign exchange risk

The Group’s international activities, performed in nearly 65 countries, generate significant foreign currency flows. The Group is mainly exposed to foreign exchange risk on its balance sheet “assets” position. The Group’s trading activities do not expose it to significant exchange rate risk.

The Group’s central treasury department manages foreign exchange risk centrally within limits set by the Chief Financial Officer. The Group uses derivative instruments to hedge its exposure to foreign exchange risk (currency swaps, cross currency swaps, currency options, currency forwards). The fair value of foreign exchange derivatives recognized in the balance sheet breaks down as follows:

		As of December 31, 2006		As of December 31, 2005		As of December 31, 2004
				restated		restated
(€ million)	Note	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Foreign exchange derivatives		56.5	42.7	18.0	31.5	82.3	30.1
Net investment hedge	b-1	42.0	4.3	13.9	0.3	71.9	-
Derivatives not qualifying for hedge accounting	b-2	14.5	4.1	4.1	13.2	10.4	10.1
Embedded derivatives	b-3	-	34.3	-	18.0	-	20.0

Management of foreign exchange transaction risk:

One of the specific characteristics of environmental services is that they bear little transaction risk. Income and expenses are mainly denominated in the currency of the country where the Group operates. However, optional hedges may be negotiated with the front office when responding to a call for tenders, prior to obtaining the definitive contract.

Management of foreign exchange asset risk:

Financing is secured in the local currency for operations located in foreign countries. In the case of inter-company financing, these credit lines can generate foreign exchange risk. In order to limit the impact of this risk, Veolia Environnement has developed a policy which seeks to back foreign-currency financing and foreign-currency derivatives with inter-company receivables denominated in the same currency.

The asset exposure hedging strategy primarily involves ensuring that Group companies do not have a material balance sheet foreign exchange position that could generate significant volatility in foreign exchange gains and losses and hedging certain net foreign investments (IAS 21/IAS 39), and notably inter-company loans designated as loans and receivables forming part of a net investment.

32.2.1 Hedge of a net investment in a foreign operation

Financial instruments designated as net investment hedges break down as follows:

(€ million)	Notional amount as of December 31, 2006 by currency and maturity					Fair value of derivative instruments
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
	HKD	55.9	55.9	-	-	2.1	-
	JPY	14.5	14.5	-	-	0.1	-
Currency receiver swaps	MXN	1.4	1.4	-	-	-	0.0
	PLN	78.3	78.3	-	-	0.8	-
	SKK	112.7	112.7	-	-	0.1	4.3
Embedded derivatives (forward sale)	KRW	82.5	15.9	52.8	13.8	2.7	-
Cross currency swaps: floating rate receiver/floating rate payer	USD	299.1	-	299.1	-	36.2	-
Total currency derivatives		644.3	278.6	351.8	13.8	42.1	4.3
USPP borrowings	USD	285.1	-	-	285.1	n/a	n/a
Syndicated loan	CZK	203.9	-	203.9	-	n/a	n/a
Total financing		489.0	-	203.9	285.1	n/a	n/a

(€ million)	Notional amount as of December 31, 2005 by currency and maturity					Fair value of derivative instruments
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
	NOK	86.1	86.1	-	-	1.9	-
Currency receiver swaps	HKD	13.3	13.3	-	-	-	0.3
	PLN	76.8	76.8	-	-	0.2	-
Embedded derivatives (forward sale)	KRW	100.3	17.8	57.3	25.2	5.2	-
Cross currency swaps: floating rate	HKD	44.8	44.8	-	-	1.0	-
receiver/floating rate payer	USD	299.0	-	299.0	-	5.5	-
Total currency derivatives		620.3	238.8	356.3	25.2	13.8	0.3
USPP borrowings	USD	302.6	-	-	302.6	n/a	n/a
Syndicated loan	CZK	211.6	-	211.6	-	n/a	n/a
Total financing		514.2	-	211.6	302.6	n/a	n/a

(€ million)	Notional amount as of December 31/12/04, by currency and maturity					Fair value of derivative instruments
Financial instrument	Currency	Amount	Less than 1 year	1 to 5 years	More than 5 years	Total assets	Total liabilities
Embedded derivatives (forward sale)	KRW	116.8	16.5	62.6	37.7	20.3	-
Cross currency swaps: floating rate	HKD	44.8	-	44.8	-	6.9	-
receiver/floating rate payer	USD	299.0	-	299.0	-	44.7	-
Total currency derivatives		460.6	16.5	406.4	37.7	71.9	-
USPP borrowings	USD	262.0	-	-	262.0	n/a	n/a
Syndicated loan	CZK	216.6	-	216.6	-	n/a	n/a
Total financing		478.6	-	216.6	262.0	n/a	n/a

Inter-company loans and receivables forming part of a foreign investment (IAS 21) are nearly systematically hedged by foreign currency external financing or currency derivatives (cross currency swaps, currency forwards) meeting IAS 39 criteria for hedge accounting. Foreign exchange gains and losses recorded in foreign exchange translation reserves in respect of hedging instruments are systematically offset by foreign exchange gains and losses recognized in foreign exchange translation reserves on loans forming part of the net investment, unless:

•	the inter-company loan forming part of the net investment in a foreign operation is not hedged;

•	the hedge is ineffective due to a difference between the nominal amount of the hedge and the amount of the hedged net asset;

•	only the net assets of the foreign subsidiary (excluding the loan forming part of the net investment) are hedged.

Net foreign exchange losses recorded in foreign exchange translation reserves as of December 31, 2006 of €42.8 million comprise:

•	foreign exchange losses of €11 million on an unhedged U.S. dollar inter-company loan forming part of a net investment (IAS 21), capitalized in December 2004;

•	the impact of exchange rate fluctuations for an amount of €25 million coming from investment hedges in the Water Division in the Czech Republic (€21 million) and Slovakia (€4 million);

•	the impact of exchange rate fluctuations for an amount of €3 million coming from investment hedges in the Dalkia Division in Poland.

32.2.2 Hedging of balance sheet foreign exchange exposure by derivatives not qualifying for hedge accounting

Each month, the Group determines its foreign exchange position and enters into hedging transactions once it has quantified its foreign exchange exposure and notably the overall foreign exchange position. Currency derivatives hedging the overall balance sheet foreign exchange position are accounted for as trading transactions, with fair value movements recognized directly in net income.

The portfolio of currency derivatives not qualifying for hedge accounting comprises currency forwards and currency options with a maturity of less than two years:

Notional	As of December 31, 2006
(€ million)	Total	USD	GBP	AUD	CAD	CHF	CZK	PLN	NOK	SEK	Other
Forward purchases	37.0	23.5	-	0.7	-	-	-	-	-	4.2	8.6
Forward sales	51.7	19.4	-	10.2	-	-	-	-	4.2	-	17.9
Total currency forwards	88.7	42.9	-	10.9	-	-	-	-	4.2	4.2	26.5
Currency receiver swaps	145.3	-	-	2.8	-	4.9	135.7	-	1.0	0.9
Currency payer swaps	2,460.0	730.4	1,092.5	147.8	25.7	33.1	3.5	87.4	132.3	98.2	109.1
Total currency swaps	2,605.3	730.4	1,092.5	150.6	25.7	38.0	139.2	87.4	133.3	99.2	109.1
Put options	10.6	10.6	-	-	-	-	-	-	-	-	-
Total currency options	10.6	10.6	-	-	-	-	-	-	-	-	-

Notional	As of December 31, 2005 restated							As of December 31, 2004 restated
(€ million)	Total	USD	GBP	PLN	NOK	SEK	Other	Total	USD	GBP	PLN	NOK	SEK	Other
Forward purchases	39.7	15.9	13.1	-	-	-	10.7	54.9	25.6	24.2	-	-	-	5.1
Forward sales	48.8	34.9	1.8	-	-	-	12.1	24.1	5.1	14.9	-	-	-	4.1
Total currency forwards	88.5	50.8	14.9	-	-	-	22.8	79.0	30.7	39.1	-	-	-	9.2
Currency receiver swaps	98.7	12.1	0.6	1.3	0.8	1.1	82.8	114.0	9.6	21.9	-	-	1.4	81.1
Currency payer swaps	1,428.1	317.9	602.1	168.4	46.8	91.3	201.6	1,529.2	587.0	430.2	134.6	118.0	98.2	161.2
Total currency swaps	1,526.8	330.0	602.7	169.7	47.6	92.4	284.4	1,643.2	596.6	452.1	134.6	118.0	99.6	242.3
Call options	-	-	-	-	-	-	-	3.2	3.2	-	-	-	-	-
Put options	3.6	3.6	-	-	-	-	-	4.0	4.0	-	-	-	-	-
Total currency options	3.6	3.6	-	-	-	-	-	7.2	7.2	-	-	-	-	-

Fair value	As of December 31, 2006
(€ million)	Total	USD	GBP	AUD	CAD	CHF	CZK	PLN	NOK	SEK	Other
Forward purchases	(1.5)	(1.6)								0.1
Currency receiver swaps	0.7						0.7
Total currency swaps and forward purchases	(0.8)	(1.6)	0.0	0.0	0.0	0.0	0.7	0.0	0.0	0.1	0.0
Forward sales	0.6	0.3									0.3
Currency payer swaps	10.5	8.5	0.7	(1.1)	1.5	0.8		(0.3)	0.5
Total currency swaps and forward sales	11.2	8.8	0.7	(1.1)	1.5	0.8	0.0	(0.3)	0.5	0.0	0.3
Put options	-	-
Total currency options	-	-
Derivatives not qualifying for hedge accounting (*)	10.4	7.2	0.7	(1.1)	1.5	0.8	0.7	(0.3)	0.5	0.1	0.3

Fair value	As of December 31, 2005							As of December 31, 2004
(€ million)	Total	USD	GBP	PLN	NOK	SEK	Other	Total	USD	GBP	PLN	NOK	SEK	Other
Forward purchases	(1.8)	(1.6)	-	-	-	-	(0.2)	(3.4)	(3.1)	-	-	-	-	(0.3)
Currency receiver swaps	(0.3)	0.4	-	-	-	-	(0.7)	(0.6)	(1.0)	(0.3)	-	-	-	0.7
Total currency swaps and forward purchases	(2.1)	(1.2)	-	-	-	-	(0.9)	(4.0)	(4.1)	(0.3)	-	-	-	0.4
Forward sales	(1.6)	(1.4)	-	-	-	-	(0.2)	-	0.5	(0.5)	-	-	-	-
Currency payer swaps	(5.4)	(5.3)	1.5	-	(0.1)	(0.1)	(1.4)	4.3	2.0	1.5	(3.3)	2.0	0.7	1.4
Total currency swaps and forward sales	(7.0)	(6.7)	1.5	-	(0.1)	(0.1)	(1.6)	4.3	2.5	1.0	(3.3)	2.0	0.7	1.4
Derivatives not qualifying for hedge accounting (*)	(9.1)	(7.9)	1.5	-	(0.1)	(0.1)	(2.5)	0.3	(1.6)	0.7	(3.3)	2.0	0.7	1.8

(*) Net fair value (Assets-Liabilities) excluding embedded derivatives

The above portfolio of currency derivatives was mainly contracted by Veolia Environnement SA (holding company) to hedge its foreign currency-denominated net debt (comprising foreign currency borrowings and foreign currency-denominated inter-company loans and borrowings), to reduce the sensitivity of foreign currency-denominated debt, net of cash and cash equivalents, to fluctuations in foreign exchange rates.

The following table presents a break down of the foreign exchange exposure as of December 31, 2006 of Veolia Environnement SA’s foreign currency-denominated debt, net of cash and cash equivalents, taking into account currency derivatives:

	VE SA foreign currency-denominated net debt	Open position in € million*	Impact of a 10% change in exchange rates against the euro
GBP	7.8	11.6	1.1
PLN	9.5	2.5	0.2
USD	31.0	23.5	2.1
CHF	4.3	2.7	0.2
CAD	2.3	1.5	0.1
Other (€ million equivalent)		19.1	1.7
Total	n/a	60.9	5.5

* Accounting position

The above table shows that a 10% increase in all foreign currencies against the euro would generate foreign exchange gains of €5.5 million.

32.2.3 Embedded derivatives

The Korean embedded derivatives concern Water treatment contracts with Korean industrial customers. The contracts feature clauses indexing revenue to the U.S. dollar or the euro, while the operating expenses are in Korean won.

32.3 MANAGEMENT OF COMMODITY RISK

32.3.1 Fuel and electricity risks

Fuel prices can be subject to significant fluctuations. Nonetheless, Veolia Environnement's activities have not been materially affected and should not be materially affected in the future by the cost or availability of fuel or other commodities, as the contracts entered into by Veolia Environnement generally include price review and/or indexation clauses which enable it to pass on the majority of any increases in commodity or fuel prices to the price of services sold to customers, even if this may be performed with a time delay.

As part of supply management and cost optimization, certain Group’s structures may be required to contract forward purchases or sales of electricity or heavy fuel and diesel swaps to fix the cost of refined petroleum supplies. The accounting treatment of such contracts is described in Notes 1.14 and 1.23.

As of December 31, 2006, the fair value of related derivative instruments totaled €64.2 million in assets and €25.8 million in liabilities and did not qualify for hedge accounting. Transactions mainly concern options to purchase electricity held by the company carrying the Braunschweig contract and covering the period 2007 to 2025 of €55.8 million, based on period-end valuation assumptions and commitments to sell electricity covering the period 2007 to 2011 of €23.8 million, based on the same valuation assumptions.

Contract notional amounts are as follows:

(€ million)	Notional contract amount by maturity
	Total	Less than 1 year	1 to 5 years	More than 5 years
Electricity purchase options in Gwh	16,511	886	3,501	12,124
in € million	717.0	37.5	150.3	529.2
Electricity sale commitments in Gwh	3,811	876	2,935
in € million	184.4	39.3	145.1

32.3.2 Greenhouse gas emission rights

Other transactions not qualifying for hedge accounting relate to contracts swapping greenhouse gas emission rights for Carbon Emission certificates, maturing at the end of 2007, for 2 million metric tons. These swaps are recorded in balance sheet assets for a net carrying amount of €7.2 million.

32.4 MANAGEMENT OF EQUITY RISK

As of December 31, 2006, Veolia Environnement held 15,254,308 of its own shares with a market value of €890.9 million and a net carrying amount of €479.7 million deducted from equity.

As part of its cash management strategy, Veolia Environnement holds UCITS shares. These UCITS have the characteristics of monetary UCITS and are not subject to equity risk.

32.5 MANAGEMENT OF COUNTERPARTY RISK

The Group minimizes counterparty risk through internal control procedures limiting the choice of counterparties to leading banks and financial institutions (banks and financial institutions with a minimum Moody’s, Standard & Poor’s or Fitch’s rating of A1/P1/F1 respectively for transactions with a term of less than one year and of A2/A/A respectively for transactions with a term of more than one year). Limits are determined for each counterparty based primarily on the rating awarded by the rating agencies.

Deposit counterparty risk is managed by the Treasury and Financing Department which centralizes the bulk of cash surpluses of Group entities. In the companies where cash surplus are not invested in Group instruments especially for mandatory purposes or due to relations with partners, investment policy is subject to a specific procedure. In this way, the counterparty risk of entities is limited to settlement and account keeping banking activities, signature commitments and the continuation of credit lines obtained from banks with the authorization of the Group Treasury and Financing Department.

Counterparty risk on financial transactions is monitored on an ongoing basis by the Treasury and Financing Department back-office. The Group does not expect any counterparties to default. The Group is not exposed to any risk as a result of material concentration.

32.6 MANAGEMENT OF LIQUIDITY RISK

The operational management of liquidity and short-term financing is managed by the Treasury Department.

Similarly, new financing is secured and managed centrally in order to optimize liquidity.

The Group secures financing on the bank lending market, the commercial paper market, international bond markets and international private placement markets.

(G)  MANAGEMENT OF OTHER RISKS

Sensitivity analysis of actuarial debt is disclosed in note 34

Sensitivity analysis of impairment tests of goodwill is disclosed in note 4.

The Treasury and Financing Department ensures the liquidity of the Group at all times, while taking into account the general conditions of the market. A liquidity report is prepared monthly and reviewed regularly during the monthly markets meeting.

(€ million)	As of December 31, 2006	As of December 31, 2005 restated	As of December 31, 2004 restated
Veolia Environnement:
Undrawn MT syndicated loans	4,000.0	4,069.0	3,500.0
Undrawn MT credit lines	925.0	725.0	915.0
Undrawn ST credit lines	150.0	250.0	643.1
Marketable securities (*)	17.6	-	1,335.2
Cash and cash equivalents	1,140.5	953.6	2,416.5
Subsidiaries:
Marketable securities	48.9	60.7	66.4
Cash and cash equivalents	1,517.5	1,382.5	1,218.7
Total	7,799.5	7,440.8	10,094.9

(*) Treasury shares are not included in the definition of liquidity.

As of December 31, 2006, Veolia Environnement had total liquidities of €7.8 billion, including cash and cash equivalents and marketable securities of €2.7 billion.

Central cash surpluses are managed with a profitability objective close to that of the monetary market and avoiding exposure to capital risk by maintaining a low level of volatility. Investment supports primarily comprise UCITS, negotiable debt instruments (certificates of deposit, etc.) and equivalent.

In 2006, the Group continued its policy of optimizing the cost and maturity of its liquidities by renegotiating the €150 million credit line with Natexis, maturing November 29, 2007.

Syndicated loan and bilateral credit line documentation does not contain any disruptive financial coverage covenants.

Given the liquidity position of the Group, liquidity risk would currently appear to be low or even nil.

Note 33. Fair value of financial assets and liabilities

See Note 1.14 Accounting principles and methods.

Financial assets

The following tables present the net carrying amount and fair value of Group financial assets as of December 31, 2006, 2005 and 2004:

(€ million)			As of December 31, 2006
			Fair value
	Note	Net carrying amount	Available-for-sale assets	Loans and receivables	Assets at fair value through the Income Statement	Total
Non-consolidated investments	9	181.7	181.7	-	-	181.7
Other non-current financial assets	11	637.5	91.5	546.0		637.5
Operating receivables	13	10,968.7	-	10,968.7	-	10,968.7
Other current financial assets	14	205.3		205.3		205.3
Marketable securities	15	66.4	66.4	-	-	66.4
Cash and cash equivalents	16	2,658.0	-	-	2,658.0	2,658.0

(€ million)	As of December 31, 2005 restated
		Fair value
	Net carrying amount	Available-for-sale assets	Loans and receivables	Assets at fair value through the Income Statement	Total
Non-consolidated investments	209.5	209.5	-	-	209.5
Other non-current financial assets	691.6	252.1	439.5	-	691.6
Operating receivables	10,083.3	-	10,083.3	-	10,083.3
Other current financial assets	221.2	-	221.2	-	221.2
Marketable securities	60.7	60.7	-	-	60.7
Cash and cash equivalents	2,336.1	-	-	2,336.1	2,336.1

(€ million)	As of December 31, 2004 restated
		Fair value
	Net carrying amount	Available-for-sale assets	Loans and receivables	Assets at fair value through the Income Statement	Total
Non-consolidated investments	181.1	181.1	-	-	181.1
Other non-current financial assets	606.7	186.9	419.8	-	606.7
Operating receivables	9,233.9	-	9,233.9	-	9,233.9
Other current financial assets	333.0	-	333.0	-	333.0
Marketable securities	189.3	72.1	-	117.2	189.3
Cash and cash equivalents	4,660.3	-	-	4,660.3	4,660.3

Financial liabilities

The following tables present the net carrying amount and fair value of Group financial liabilities as of December 31, 2006, 2005 and 2004:

(€ million)		As of December 31,
		2006		2005		2004
				restated		restated
	Note	Net carrying amount	Fair value	Net carrying amount	Fair value	Net carrying amount	Fair value
Borrowings and other financial liabilities:
- long-term bonds	19	8,417.5	8,635.6	7,857.9	8,333.0	6,752.1	7,116.0
- other long-term borrowings	19	5,584.1	5,640.4	5,864.9	5,985.7	5,404.9	5,404.9
- current borrowings	21	2,904.1	2,904.1	2,138.2	2,138.2	5,426.1	5,426.1
- bank overdrafts and other cash position items	22	456.0	456.0	506.8	506.8	420.1	420.1
Other non-current liabilities	20	207.3	207.3	203.7	203.7	159.7	159.7
Operating payables	13	11,268.6	11,268.6	10,369.8	10,369.8	9,572.2	9,572.2

The fair value of long-term debt is calculated as follows:

•	Bonds:

•   listed debt is recorded at market value

•   unlisted debt is recorded at net carrying amount

•   USPP bonds are recorded at theoretical value.

•	other borrowings:

•   significant fixed-rate borrowings denominated in euro, U.S. dollar or pound sterling are recorded at historical market value

•   other borrowings are recorded at net carrying amount.

Note 34. Employee commitments
SHARE-BASED COMPENSATION

Veolia Environnement share purchase and subscription option plans

The Group does not have any cash-settlement plans.

Veolia Environnement has implemented several standard fixed share purchase and subscription option plans, as well as a variable plan for management. The only share purchase plan was created on June 23, 2000.

Outstanding option plans at the end of 2006 were as follows:

	N°6	N°5	N°4	N°3	N°2	N°1
	2006	2004	2003	2002	2001	2000
Grant date	03/28/2006	12/24/2004	03/24/2003	01/28/2002	02/08/2001	06/23/2000
Number of options granted	4,044,900	3,341,600	5,192,635	4,413,000	3,462,000	780,000
Number of options after legal adjustments	4,044,900	3,341,600	5,192,635	4,418,959	3,526,446	784,201
Number of options not exercised	3,979,200	3,274,586	3,917,619	2,885,388	2,510,616	232,849	*
Plan term	8 years	8 years	8 years	8 years	8 years	8 years
Vesting conditions	4 years service	3 years service plus performance conditions for certain plans	3 years service	3 years service	3 years service	3 years service plus performance conditions to be satisfied
Purchase terms	After 4 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years	By tranches of 1/3 over 3 years	After 3 years	After 3 years
Strike price (in euros)	44.75	24.72	22.50	37.25**	41.25**	31.92**

*	Given the performance criteria, the number of options effectively exercisable has been reduced.

**
Strike price adjusted to take account of transactions impacting the share capital of the Company (issue of share subscription warrants on December 17, 2001 and share capital increase with retention of preferential subscription rights on August 2, 2002). The initial strike prices for plans n°1, n°2 and n°3 were €32.50, €42.00 and €37.53 respectively.

In 2006, the Group granted 4,044,900 share options to three employee groups. The first group comprises Veolia Environnement Group management, including members of the Executive Committee. The second group comprises senior management of Veolia Environnement Group companies. The third group comprises Group employees recognized for their excellent performance.

The estimated fair value of each option granted in 2006, calculated using the Black and Scholes method, is €14.77. This value is based on the following underlying assumptions: share price of €44.75, expected volatility of 31.51%, expected dividend rate of 1.92%, risk-free interest rate of 3.69%.

The Group did not grant any ordinary share options or ADS share options in 2005.

In 2004, the Group granted 3,341,600 share options to three employee groups. The first group comprised Veolia Environnement management, including members of the Veolia Environnement Executive Committee, the second group comprised senior Group executives and the third group comprised key Group employees. Given 2005 results, the options have definitively vested, subject to continued presence in the company.

The estimated fair value of each option granted in 2004, calculated using the binomial method, is €6.56. This value is based on the following underlying assumptions: share price of €25.89, expected volatility of 21.45%, expected dividend rate of 2.1%, risk-free interest rate of 3.4%. The number of options granted is based on the level of ROCE, which is taken into account in calculating both the number of options vested and the compensation expense.

Given the progressive vesting conditions based on length of presence in the company, the compensation expense for 2006 and 2005 is €16.7 million and €16.2 million respectively.

Information on share purchase and subscription options granted since 2000 is detailed below, with a breakdown of movements in 2004, 2005 and 2006:

	Number of shares outstanding	Weighted average strike price (in € )
As of December 31, 2003	13,743,800	32.71
Granted	3,510,041	25.28
Exercised	-	-
Cancelled	(470,084)	32.38
Expired	-	-
As of December 31, 2004	16,783,757	30.93
Granted	-	-
Exercised	(168,692)	33.07
Cancelled	(650,721)	28.43
Expired	-	-
As of December 31, 2005	15,964,344	31.01
Granted	4,044,900	44.75
Exercised	(3,065,733)	34.32
Cancelled	(143,253)	36.04
Expired	-	-
As of December 31, 2006	16,800,258	33.67

Details of Veolia Environnement share purchase and subscription options outstanding as of December 31, 2006 are as follows:

Strike price	Number of options outstanding	Average strike price (in €)	Average residual term (in years)	Number of options vested
20-25	7,192,205	23.51	5.03	6,156,132
30-35	232,849	31.92	1.48	232,849
35-40	2,885,388	37.25	3.08	2,885,388
40-45	6,489,816	43.40	5.26	2,510,616
	16,800,258	33.67	4.73	11,784,985

In 2006, the average share price on the exercise of options was €49.36.

As of December 31, 2006, 9,546,472 options were available for exercise.

Employees savings plans

Veolia Environnement has introduced savings plans which enable a large number of employees of Veolia Environnement and its subsidiaries to subscribe for Veolia Environnement shares. Employees benefit from a 20% discount compared with the average Veolia Environnement share price during the 20 business days preceding the date of authorization of these plans by the Board of Directors. Shares subscribed by employees under these plans are subject to certain restrictions regarding their sale or transfer by employees.

Shares subscribed by Veolia Environnement employees:

	2006	2005	2004
Number of shares	1,502,731	1,281,931	1,351,468
Subscription price	€37.52	€28.11	€18.71
Amount subscribed (€ millions)	56.4	30.5	25.3

In 2005, a compensation expense of €14.1 million was recorded in accordance with IFRS 2 on share-based payments.

In 2006, a compensation expense of €24.3 million was recorded in accordance with IFRS 2 on share-based payments. In 2006, Veolia Group applied the recommendations of the CNC (communiqué of December 21, 2004 on Group Savings Plans and supplementary notice of February 2, 2007) and, as such, this compensation includes a discount for non-transferability of €6.8 million. The discount for non-transferability is determined by calculating the difference between the value of a five-year forward sale of shares and the spot purchase of the same number of shares (€49.18), financed by a loan. The risk-free interest rate and the interest rate for calculating the carrying cost are 3.70% and 6.40% respectively. The notional cost of non-transferability of shares as a percentage of the spot rate of the shares at the grant date is 12%.
PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

a-	Description of plans

In accordance with the regulatory environment and collective agreements, the Group has established defined benefit and defined contribution pension plans (company or multi-employer) in favor of employees and other post-employment benefits.

In addition, Group companies have defined contribution plans in the majority of countries where the Group is present. Expenses incurred by the Group under these plans total €61.3 million for 2006.

Certain Group subsidiaries have established defined benefit pension plans. The largest defined benefit pension plans are located in the United Kingdom, with a pension obligation as of December 31, 2006 of €1,175 million (including €307 million for Cleanaway, purchased in 2006) and in France with a pension obligation as of December 31, 2006 of €382 million, notably in respect of retirement termination payments. Benefits are based on the remuneration and length of services of employees.

Under collective agreements, certain Group companies participate in multi-employer defined benefit pension plans. However, as these plans are unable to provide a consistent and reliable basis for the allocation of the obligation, assets and costs between the different participating entities, they are recorded as defined contribution plans in accordance with IAS 19. The main multi-employer plans are located in Sweden, Germany and the Netherlands and concern approximately 11,700 employees. The corresponding expense recorded in the Income Statement is equal to annual contributions and totals €26.1 million in 2006. Multi-employer plans in Sweden and the Netherlands are funded by capitalization and have surplus assets under local regulations; German multi-employer plans are funded by redistribution.

The Group also offers post-employment benefits and notably health insurance plans in the United States and France.

b-	The following tables present the resulting obligations in respect of defined benefit pension plans and other post-employment benefits

Nota: these tables exclude, by definition, defined contribution pension plans (as the obligation is limited to the annual contribution expensed in the year and the plans do not, therefore, result in the recording of a provision based on actuarial valuations) and multi-employer defined benefit pension plans which are accounted for as defined contribution pension plans.

(€ million)	As of December 31,
	Pension Plans			Other post-employment benefits
Change in the benefit obligation	2006	2005	2004	2006	2005	2004
Benefit obligation at beginning of year	1,457.4	1,103.4	994.1	25.9	24.5	3.1
Current service cost	55.6	49.7	62.9	1.5	0.6	0.4
Interest cost	67.2	57.6	48.4	2.1	1.3	1.5
Plan participants’ contributions	6.0	6.5	4.8	-	-	-
Benefit obligation assumed on acquisition of subsidiaries	325.2	33.4	3.5	25.1	-	-
Benefit obligation transferred on disposal of subsidiaries	(0.9)	(0.8)	(35.1)	-	-	-
Curtailments / liquidations	(9.4)	(9.5)	(3.9)	-	(3.1)	-
Actuarial loss (gain)	(15.6)	237.8	45.7	0.9	(1.0)	-
Benefits paid	(68.2)	(66.5)	(46.0)	(2.1)	(1.5)	(1.9)
Plan amendments	20.6	4.7	20.8	-	-	8.0
Other (incl. foreign exchange translation)	(1.9)	41.1	8.2	0.4	5.1	13.4
(1) Benefit obligation at end of year	1,836.0	1,457.4	1,103.4	53.8	25.9	24.5

The Projected Benefit Obligation (PBO) is €297.8 million for unfunded defined benefit plans and €1,538.2 million for partially and fully funded plans as of December 31, 2006, compared with €284.3 million and €1,173.1 million respectively at the end of 2005.

(€ million)	As of December 31,
	Pension Plans			Other post-employment benefits
Change in plan assets	2006	2005	2004	2006	2005	2004
Fair value of plan assets at beginning of year	867.2	714.2	668.5	-	-	-
Expected return on plan assets	55.4	46.2	38.5	-	-	-
Actuarial gains (losses)	21.5	57.2	21.7	-	-	-
Group contributions	62.0	64.3	39.9	-	-	-
Plan participants’ contributions	6.0	6.5	4.8	-	-	-
Plan assets acquired on acquisition of subsidiaries	243.1	0.1	-	-	-	-
Plan assets transferred on disposal of subsidiaries	(0.1)	-	(27.5)	-	-	-
Liquidations	-	(3.6)	(0.3)	-	-	-
Benefits paid	(45.2)	(39.8)	(28.6)	-	-	-
Other (incl. foreign exchange translation)	10.9	22.1	(2.7)	-	-	-
(2) Fair value of plan assets at end of year	1,220.8	867.2	714.2	-	-	-

The actual return on plan assets was €76.9 million in 2006, compared to €103.4 million in 2005.

Group pension plan assets were invested as follows as of December 31, 2006, 2005 and 2004:

	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Shares	51%	47%	42%
Bonds and debt instruments	39%	36%	36%
Insurance risk free funds	8%	10%	12%
Cash	1%	6%	8%
Other	1%	1%	2%

In addition, the following obligations are covered by third parties:

(€ million)	2006	2005
Change in repayment entitlement
Fair value of repayment entitlement at beginning of year	7.5	7,2
Expected return on repayment entitlement	0.7	0,3
Actuarial gains (losses)	(0.4)	0,4
Repayment entitlement acquired on acquisition of subsidiaries	18.6
Repayments	(0.5)	(0.2)
Other (incl. changes in consolidation scope and foreign exchange translation)	-	(0.2)
Fair value of repayment entitlement at end of year	25.9	7.5

The market value of repayment entitlement recorded in assets as of December 31, 2006 is €25.9 million. Repayment entitlement concerns employee rights to post-employment benefits, corresponding to periods during which they were employed by a previous employer.

(€ million)	As of December 31,
	Pension Plans			Other post-employment benefits
	2006	2005	2004	2006	2005	2004
Funding status= (2) - (1)	(615.2)	(590.2)	(389.1)	(53.8)	(25.9)	(24.5)
Unrecognized past service costs	50.3	33.2	36.4	7.0	7.7	7.6
Other	(5.3)	(2.8)	(2.0)	-	0.8	-
Net obligation	(570.2)	(559.8)	(354.7)	(46.8)	(17.4)	(16.9)
Provisions	(580.0)	(560.2)	(368.5)	(46.8)	(17.4)	(16.9)
Prepaid benefits	9.9	0.4	13.8	-	-	-

Employer contributions in 2006 include exceptional contributions in France of €7.5 million.

The Group plans to make contributions of €48.0 million to defined benefit plans in 2007.

Net benefit costs for the period, expensed in operating income, are as follows:

(€ million)	As of December 31,
	Pension Plans			Other post-employment benefits
	2006	2005	2004	2006	2005	2004
Current service cost	55.6	49.7	62.9	1.5	0.6	0.4
Interest cost	67.2	57.6	48.4	2.1	1.3	1.5
Expected return on plan assets	(55.4)	(46.2)	(42.7)	-	-	-
Expected return on repayment entitlement	(0.7)	0.0	0.0	0.0	0.0	0.0
Past service costs recognized in the year	3.8	2.4	0.9	0.5	0.5	0.2
Liquidations	(10.1)	(4.9)	(0.1)	-	-	(6.8)
Other	(1.8)	4.6	(4.3)	-	-	-
Net benefit cost	58.6	63.2	65.1	4.1	2.4	(4.7)

c- Actuarial assumptions

Actuarial assumptions used for calculation purposes vary depending on the country in which the plan is implemented. Group assets in France are primarily invested with insurance companies and the expected long-term return on these assets is directly linked to past rates of return. Assets in the United Kingdom are primarily invested in shares and bonds via a trust and expected long-term rates of return are based on long-term market performance statistics.

Pension Plans

Employees pension obligations as of December 31, 2006, 2005 and 2004 are based on the following average assumptions:

Pension Obligations	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Discount rate	4.74%	4.45%	5.0%
Expected rate of salary increase	3.65%	3.3%	3.8%

Periodic movements in pension benefit obligations in 2006, 2005 and 2004 are based on the following average assumptions:

	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Discount rate	4.45%	5.0%	5.4%
Expected return on plan assets	6.2%	6.3%	6.6%
Expected rate of salary increase	3.3%	3.8%	3.8%
Average residual active life expectancy (in years)	13.8	15.0	15.0

The actual return on plans assets in 2006 and 2005 was 7.4% and 14.3% respectively.

The benefit obligation is especially sensitive to discount rate and inflation. A 1% increase of discount rate decreases the benefit obligation by €248 million and current service costs by €8 million. A 1% decrease of discount rate increases the benefit obligation by €300 million and current service costs by €11 million.

A 1% increase of inflation rate increases the benefit obligation by €310 million and current service costs by €11 million. A 1% decrease of inflation rate decreases the benefit obligation by €251 million and current service costs by €8 million

Other post-employment benefits

Additional assumptions concerning health insurance plans are as follows:

Average rate of increase in health insurance costs	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Assumed rate of increase in health costs in the coming year	5.54%	8.4%	8.6%
Target rate of increase in costs	4.0%	4.2%	4.2%
Year long-term rate is expected to stabilize	2014	2016	2016

Assumptions concerning increases in health insurance costs impact the post-employment benefit obligation as follows: a 1% increase in growth health insurance costs increases the post-employment benefit obligation by €5.2 million, while a 1% decrease in growth health insurance costs decreases the post-employment benefit obligation by €4.5 million.

Assumptions concerning the growth in health insurance costs have minimal impact on the current service cost.

Amounts for the current and prior period are as follows:

Pension Obligations	2006	2005
Benefit obligation at year end	(1,836.0)	(1,457.4)
Fair value of plan assets at year end	1,220.8	867.2
Funded status of plan	(615.2)	(590.2)
Actuarial gains (losses) / experience adjustments on obligations	3.4	(15.6)
Actuarial gains (losses) / experience adjustments on plan assets	21.5	57.2

Other post-employment benefits	2006	2005
Benefit obligation at year end	(53.8)	(25.9)
Fair value of plan assets at year end	-	-
Funded status of plan	(53.8)	(25.9)
Actuarial gains (losses) / experience adjustments on obligations	(0.7)	1.6
Actuarial gains (losses) / experience adjustments on plan assets	-	-

The Cumulative actuarial gains/(losses) on obligations and assets recognized in equity amount to -€ 167.4 million as year ended and to -€ 203.6 million as of December 31, 2005.

Note 35. Main acquisitions in 2006

Acquisitions with net cash flows from the acquisitions exceeding €50 million are described hereafter.

Acquisition of Cleanaway United Kingdom

On September 28, 2006, the Waste Management Division purchased the entire share capital of Cleanaway United Kingdom. This company specializes in waste collection and processing and operates under municipal and industrial contracts.

This transaction was recognized using the purchase accounting method.

However, the allocation of the purchase price is likely to be modified in 2007 and the asset fair values recorded at the period end are provisional. They break down as follows:

(€ million)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	1.7	37.2	38.9
Property, plant and equipment	222.2	0.9	223.1
Deferred tax assets	45.3	-	45.3
Working capital assets	148.2	(2.0)	146.2
Cash	6.6	-	6.6
Liabilities
Non-current provisions	(173.7)	(4.4)	(178.1)
Long-term borrowings	(128.6)	-	(128.6)
Deferred tax liabilities	(1.0)	(25.7)	(26.7)
Current provisions	(6.0)	-	(6.0)
Working capital liabilities	(140.2)	5.3	(134.9)
Short-term borrowings	(0.8)	-	(0.8)
Total net assets	(26.3)	11.3	(15.0)
Net assets purchased (100%)			(15.0)
Residual goodwill			759.7
Purchase price			744.7
Cash flows relating to the acquisition			738.1
Purchase price			744.7
Cash transferred in			6.6

The portion of the purchase price allocated to intangible assets corresponds to the value of long-term contracts acquired.

Residual goodwill of €759.7 million corresponds in equal parts to potential savings in operating expenses and capital expenditure as a result of the integration of the company into existing activities of the Waste Management Division in the United Kingdom and to the Group’s ability to generate commercial development potential.

Cleanaway United Kingdom contributed €185.5 million to Group revenue in 2006 (one activity quarter).

Acquisition of Biffa Belgium

In May 2006, the Waste Management Division purchased the entire share capital of Biffa Belgium. This company specializes in waste processing in the Belgium market.

This transaction was recognized using the purchase accounting method.

The net assets acquired and the goodwill recognized break down as follows:

(€ million)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	0.3	(0.1)	0.2
Property, plant and equipment	26.1	1.1	27.2
Deferred tax assets	-	3.7	3.7
Working capital assets	24.4	0.3	24.7
Cash	23.8	-	23.8
Liabilities
Non-current provisions	(28.9)	1.3	(27.6)
Deferred tax liabilities	-	(2.2)	(2.2)
Working capital liabilities	(19.1)	(0.8)	(19.9)
Total net assets	26.6	3.3	29.9
Net assets purchased (100%)			29.9
Residual goodwill			32.5
Purchase price			62.4
Cash flows relating to the acquisition			38.6
Purchase price			62.4
Cash transferred in			23.8

Residual goodwill of €32.5 million corresponds notably to potential savings in operating expenses and capital expenditure and to the Group's ability to renew contracts and commercial development potential.

Biffa Belgium contributed €40.5 million to Group revenue in 2006.

Acquisition of Kunming - proportionately consolidated 49%

Following the agreements signed at the end of 2005 with the Kunming municipality (China), the Water Division acquired joint control in May 2006 of the company holding a 30-year contract for the production and distribution of water and customer service management.

This transaction was recognized using the purchase accounting method. The fair value of assets acquired and liabilities assumed at the period end is provisional and breaks down as follows:

(€ million)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	131.0	80.7	211.7
Non-current financial assets	0.2	-	0.2
Working capital assets	21.3	-	21.3
Current financial assets	-	-	-
Cash	13.0	-	13.0
Liabilities
Deferred tax liabilities	-	(26.6)	(26.6)
Current provisions	(0.3)	-	(0.3)
Working capital liabilities	(14.6)	-	(14.6)
Total net assets	150.6	54.1	204.7
Net assets purchased (49%)			100.3
Residual goodwill			-
Purchase price			100.3
Cash flows relating to the acquisition			93.9
Purchase price			100.3
Cash transferred in (49%)			6.4

Fair value adjustments relating to intangible assets corresponds to the value of the long-term contract acquired.

The company contributed €20 million to Group revenue in 2006 (7 months activity).

Acquisition of ZEC LODZ

The net assets acquired and the definitive goodwill recognized break down as follows:

(€ million)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	1.0		1.0
Property, plant and equipment	137.7	83.2	220.9
Non-current financial assets	1.5	2.9	4.4
Deferred tax assets	5.9	1.8	7.7
Working capital assets	26.2	(1.0)	25.2
Current financial assets	0.1	-	0.1
Cash	18.1	-	18.1
Liabilities
Non-current provisions	(19.2)	(0.1)	(19.3)
Long-term borrowings	(1.5)		(1.5)
Deferred tax liabilities	-	(15.9)	(15.9)
Current provisions	(3.8)	(1.8)	(5.6)
Working capital liabilities	(25.0)	-	(25.0)
Total net assets	141.0	69.1	210.1
Net assets purchased (51%)			107.1
Residual goodwill			(0.1)
Purchase price			107.0
Cash flows relating to the acquisition			88.9
Purchase price			107.0
Cash transferred in			18.1

Acquisition of Supershuttle

In October 2006, the Transportation Division acquired Supershuttle, which specializes in transportation-on-demand services for airports in the United States.

This transaction was recognized using the purchase accounting method.

However, the allocation of the purchase price is likely to be modified in 2007 and the asset fair values recorded at the period end are provisional. They break down as follows:

(€ million)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	16.9	(16.8)	0.1
Property, plant and equipment	2.2	-	2.2
Deferred tax assets	4.6	6.5	11.1
Working capital assets	15.0	-	15.0
Cash	7.1	(5.7)	1.4
Liabilities
Non-current provisions	(0.7)	(0.4)	(1.1)
Other non-current liabilities	(25.7)	25.7	-
Current provisions	-	(0.2)	(0.2)
Working capital liabilities	(19.4)	2.9	(16.5)
Total net assets	0	12.0	12.0
Net assets purchased (100%)			12.0
Residual goodwill			60.4
Purchase price			72.4
Cash flows relating to the acquisition			71.0
Purchase price			72.4
Cash transferred in			1.4

The company contributed €11 million to Group revenue in 2006 (2 months activity).

Acquisition of SNCM

On May 31, 2006, the Transportation Division signed an agreement for the takeover of SNCM within the framework of the privatization process decided by the French State, for €12.6 million.

This transaction was recognized using the purchase accounting method. Due to shareholders' agreement, SNCM is consolidated using the full consolidation. However as the purchase price allocation procedures were not terminated as of December 31, 2006, the fair value of assets acquired and liabilities assumed at the year end is provisional and is contingent on approval by the European Commission of the State aide and the awarding of the public service license for Marseille-Corsica crossings (see note 3).

(€ million)	Net carrying amount	Fair value adjustments	Fair value
Assets
Intangible assets	1.3	-	1.3
Property, plant and equipment	124.4	268.6	393.0
Non-current financial assets	138.6	(28.5)	110.1
Deferred tax assets	-	53.1	53.1
Working capital assets	109.1	(4.1)	105.0
Cash	99.3	-	99.3
Liabilities
Non-current provisions	(95.6)	(169.3)	(264.9)
Long-term borrowings	(2.9)	(31.3)	(34.2)
Deferred tax liabilities	-	(66.7)	(66.7)
Other non-current liabilities	(38.5)	38.5	-
Current provisions	(2.0)	(93.1)	(95.1)
Working capital liabilities	(166.4)	2.3	(164.1)
Short-term borrowings	(0.3)	(48.3)	(48.6)
Bank overdrafts and other cash position items	(7.8)	0.1	(7.7)
Total net assets	159.2	(78.7)	80.5
Net assets purchased (28.29%)			22.8
Residual goodwill			10.2
Purchase price			12.6
Cash flows relating to the acquisition			(79.0)
Purchase price			(12.6)
Cash transferred in			91.6

The company contributed €207.2 million to Group revenue in 206 (7 months activity).

A minority put options have been recognized under non-current financial debt for €61.9 million as of December 31, 2006 and is not included in the information disclosed above.

Note 36. Construction contracts

Construction contracts (IAS 11)

(€ million)	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
		restated	restated
Construction contracts in progress / Assets (A)	70.0	54.8	41.7
Construction contracts in progress / Liabilities (B)	109.3	73.3	70.8
Construction contracts in progress / net (A) - (B)	(39.3)	(18.5)	(29.1)
Costs incurred plus income and losses recognized to date (C)	1,397.7	1,153.3	822.7
Amounts billed (D)	1,437.0	1,171.8	851.8
Construction contracts in progress / net (C) - (D)	(39.3)	(18.5)	(29.1)
Customer advances	21.4	195.4	107.7

The amount of costs incurred, plus profits and less losses recognized (notably in provisions for losses to completion) and intermediary billings is determined on an individual contract basis. Where positive, this amount is recognized in assets in “Construction contracts in progress/Assets”. Where negative, it is recognized in liabilities in “Construction contracts in progress/Liabilities”.

Construction contracts IFRIC12 (BOT and incinerators in progress)

(€ million)	As of December 31, 2006
Construction contracts in progress / Assets (A)	333.3
Construction contracts in progress / Liabilities (B)	-
Construction contracts in progress / net (A) - (B)	333.3
Costs incurred plus income and losses recognized to date (C)	428.6
Amounts billed (D)	-95.3
Construction contracts in progress / net (C) - (D)	333.3

Note 37. Concession contracts (IFRIC 12)

In the course of its business, Veolia Environnement provides collective services (distribution of drinking water and heating, passenger transport network, household waste collection, etc.) to local authorities with a remuneration based on services rendered.

These collective services (also known as services of general interest or general economic interest or public services) are generally managed by Veolia Environnement under contracts entered into at the request of public bodies which retain control thereof.

Concession contracts involve the transfer of operating rights for a limited period, under the control of the local authority, using dedicated installations built by Veolia Environnement, or made available to it for a fee or nil consideration:

•
These contracts define “public service obligations” in return for remuneration. The remuneration is based on operating conditions, continuity of service, price rules and obligations with respect to the maintenance/replacement of installations. The contract determines the conditions for the transfer of installations to the local authority or a successor at its term.

•
Veolia Environnement can, in certain cases, be responsible for a given service as it holds the service support network (water/heat distribution network, water treatment network). Such situations are the result of full or partial privatizations. Provisions impose public service obligations and the means by which the local authority may recover control of the concession holder.

These contracts generally include price review clauses. These clauses are mainly based on cost trends, inflation, changes in tax and/or other legislation and occasionally on changes in volumes and/or the occurrence of specific events changing the profitability of the contract.

In addition, the Group generally assumes a contractual obligation to maintain and repair facilities managed under public service contracts. Resulting maintenance and repair costs are analyzed in accordance with IAS 37 on provisions where necessary, a provision for contractual commitments is recorded where there is outstanding work to be performed.

The nature and extent of the Group’s rights and obligations under these different contracts differ according to the public services rendered by the different Group divisions.

The accounting treatment is disclosed in the notes 1.20, 5 and 10.

Water:

Veolia Environnement manages municipal drinking water and/or waste water services. These services encompass the full water cycle (extraction from natural sources, treatment, storage and distribution followed by collection and treatment of waste water and release into the environment).

In France, these services are primarily rendered under public service delegation affermage contracts with a term of 8 to 20 years. They concern the distribution of drinking water and/or the collection and treatment of waste water. They use specific assets, such as distribution or wastewater treatment networks and drinking water or wastewater treatment plants, which are generally provided by the concession grantor and returned to it at the end of the contract.

Abroad, Veolia Environnement renders its services under contracts which reflect local legislation, the economic situation of the country and the investment needs of each partner.

These contracts are generally concession contracts, service contracts or O&M (Operate & Manage) and BOT contracts with an average term of between 7 and 40 years, and sometimes longer.

Contracts can also be entered into with public entities in which Veolia Environnement purchased an interest on their partial privatization. The profitability of these contracts is not fundamentally different from other contracts, but operations are based on a partnership agreement with the local authority.

Waste Management:

Both in France and abroad, Veolia Environnement generally operates under concession contracts for the treatment and recovery of waste in sorting units, storage and incineration. These contracts have an average term of 18 to 30 years.

Energy Services:

Veolia Environnement has developed a range of energy management activities: heating and cooling networks, thermal and multi-technical services, industrial utilities, installation and maintenance of production equipment, integration services for the comprehensive management of buildings and electrical services on public roadways.

The main contracts concern the management of heating and air-conditioning networks under urban concessions or on behalf of local authorities.

In Eastern Europe, Veolia Environnement’s Energy Services Division provides services under mixed partial privatizations or through public-private partnerships with local authorities responsible for the production and distribution of thermal energy.

Transportation:

Veolia Environnement’s Transportation Division provides passenger transport services on behalf of local, regional and national public authorities.

Veolia Environnement primarily provides these services in France and abroad under service contracts comprising public service obligations (as per EU terminology), with terms of 7 to 15 years.

Note 38. Finance Leases and Operating Leases

Assets financed by finance lease

Assets financed by finance leases as of December 31, 2006 are as follows:

(€ million)	Property, plant and equipment, net	Concession intangible assets	Operating financial assets	Total
As of December 31, 2006	433.0	327.1	362.7	1,122.8
As of December 31, 2005 restated	n.av.	n.av.	n.av.	925.0
As of December 31, 2004 restated	n.av.	n.av.	n.av.	970.4

As of December 31, 2006, future minimum lease payments under these contracts were as follows:

(€ million)	Finance lease [in the BS]
2007	227.5
2008	204.8
2009	144.8
2010	114.2
2011	96.6
2012 and thereafter	456.1
Total future minimum lease payments	1,244.0
Less amounts representing interest	246.6
Present value of minimum lease payments (finance leases)	997.4

These discounted amounts of €997.4 million as of December 31, 2006 are recorded as borrowings (€866.1 million in long-term borrowings and €131.3 million in short-term borrowings).

Assets financed by operating lease

In addition, the Group enters into operating leases (mainly for transportation equipment).

The future minimum lease payments under operating leases amount to €2,125.9 million as of December 31, 2006, compared to €1,894.5 million as of December 31, 2005 and €1,754.7 million as of December 31, 2004.

As of December 31, 2006, future minimum lease payments under these contracts were as follows:

(€ million)	Operating lease
2007	496.1
2008	441.6
2009	320.3
2010	228.0
2011	189.6
2012 and thereafter	450.3
Total future minimum lease payments	2,125.9

Note 39. Proportionately consolidated companies

Summarized financial information in respect of proportionately consolidated companies is set out below:

(€ million)	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
		restated	restated
Non-current assets	5,651.9	5,635.3	4,968.7
Current assets	2,898.2	2,450.2	2,349.6
Total assets	8,550.1	8,085.5	7,318.3
Equity attributable to equity holders of the parent	1,367.0	1,375.3	1,203.0
Minority interests	945.9	759.0	700.9
Non-current liabilities	3,293.4	3,230.0	2,716.3
Current liabilities	2,943.8	2,721.2	2,698.1
Total equity and liabilities	8,550.1	8,085.5	7,318.3

(€ million)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
		restated	restated
Income Statement data
Revenue	4,143.4	3,679.1	3,109.3
Operating income	540.1	430.9	305.7
Net income for the year	109.9	100.1	137.4
Financing data
Operating cash flow	521.2	525.4	277.0
Investing cash flow	(258.0)	(347.0)	(354.0)
Financing cash flow	(281.3)	(274.2)	190.7

The main contributions of proportionately consolidated companies were as follows:

•
BWB (Berlin water services company) in Germany is 50% consolidated and contributed revenue of €582 million, operating income of €201 million, net assets of €2,625 million and borrowings of €1,429 million;

•	Dalkia International is 75.79% consolidated and contributed revenue of €1,696 million, operating income of €177 million and net assets of €1,215 million;

•	The Proactiva Group in South America contributed revenue of €117 million, operating income of €11 million and net assets of €34 million;

Note 40. Tax reviews

In the normal course of their business, the Group's subsidiaries are subjected to regular tax reviews in France and abroad.

In 2006, most of the tax reviews carried out in the French companies of the four divisions did not result in the notification of revised assessments of any significant amount. The Group is currently in discussion with the tax authorities regarding the revised assessments outstanding as of December 31, 2006. Given both legislative changes at the end of 2006 and the nature of discussions, the Group expects its position to prevail with regard to differences in principle and the most material amounts. Reviews which could lead to additional tax expenses were adequately provided.

The Group operates in nearly 65 countries and is regularly reviewed outside France. Tax reviews are notably in progress in Germany, Gabon and in the United States of America. Where necessary, claims and outstanding tax matters in respect of which a claim has not been yet issued are adequately provided, and provision amounts are regularly reviewed in accordance with IAS 37 criteria.

Note 41. Commitments and contingencies

Specific commitments given

•	Southern Water operation

As part of the sale of Southern Water, Société Générale Bank and Trust SA on the one hand and CDC IXIS on the other, exercised their put options. The Group has no more obligations to these parties as of December 31, 2006.

•	Specific Berlin contract commitments

Under the Berlin water contract, the Group may be obliged to purchase rights of passage for water pipes from landowners still not indemnified who have presented claims for payments. The cost to the Group could total up to €426 million (50%). In the event of acquisition of these rights by land owners, these rights would represent an element of the remuneration of the Berlin water contract by the Berlin Lander and disbursments would be recorded in operating financial assets in the Group balance sheet.

•	Agreements with EDF

Veolia Environnement granted EDF a call option covering all of its Dalkia shares in the event an EDF competitor takes control of the company. Likewise EDF granted Veolia Environnement a call option covering all of its Dalkia shares, exercisable in the event of a change in the legal status of EDF and a Veolia Environnement competitor, acting alone or in concert, takes control of EDF. Failing an agreement on the share transfer price, this would be decided by an expert.

Breakdown by maturity of specific commitments given

				Maturity
(€ million)	As of December 31, 2004	As of December 31, 2005	As of December 31, 2006	Less than 1 year	1 to 5 years	More than 5 years
	restated	restated
Southern Water Put	312	321	-	-	-	-
Specific Berlin contract commitment (50%)	610	610	426	75	347	4
Specific commitments given	922	931	426	75	347	4

Other commitments given

Other commitments and contingencies include neither collateral guarantees supporting borrowings (see Note 42) nor specific commitments and contingencies described above.

Other commitments and contingencies are as follows:

	As of	As of	As of	Maturity
(€ million)	December 31, 2004	December 31, 2005	December 31, 2006	Less than 1 year	1 to 5 years	More than 5 years
	restated	restated
Operational guarantees including performance bonds	2,860.9	3,108.4	4,043.6	808.3	1,561.5	1,673.8
Financial guarantees
Debt guarantees	154.6	250.8	300.7	98.2	111.6	90.9
Vendor warranties given	488.7	515.5	448.6	19.0	315.5	114.1
Commitments given
Obligations to buy	101.0	94.6	149.3	113.7	34.3	1.3
Obligations to sell	28.5	8.6	31.3	19.4	9.9	2.0
Other commitments given
Letters of credit	578.5	819.7	904.5	278.9	621.3	4.3
Other commitments given	807.0	772.2	749.8	181.3	304.1	264.4
Other commitments given	5,019.2	5,569.8	6,627.8	1,518.8	2,958.2	2,150.8

Operational guarantees: in the course of their normal activities, the Group's subsidiaries give guarantees to their customers. If the company does not reach its specified targets, it may have to pay penalties. This commitment is often guaranteed by an insurance company, a financial institution, or the parent company of the Group. These guarantees included in the contract are performance commitments. The insurance company or the financial institution often requires counter guarantees from the parent company. The commitment is the amount of the guarantee anticipated in the contract and given by the parent company to the customer or the counter guarantee given by the parent company to the insurance company or to the financial institution.
Insurance companies have issued performance bonds in connection with the activities of the Group’s US subsidiaries (operating guarantees, site restoration guarantees), which have been underwritten by Veolia Environnement up to a maximum amount of U.S.$1.4 billion (drawn U.S.$0.2 billion at December 31, 2006).

Debt guarantees: these relate to guarantees given to financial institutions in connection with the financial debt of non-consolidated companies, equity associates, or proportionately consolidated companies.

Vendor warranties given: these include warranties linked to the sale in 2004 of Water activities in the United States in the amount of €329.6 million and Water assets in the United Kingdom in the amount of €29.7 million.

Obligations to buy: these include commitments given by Group companies to purchase shares in other companies or invest. As of December 31, 2006, these commitments mainly concerned the Transportation Division (€23.0 million), the Waste Management Division (€71.9 million) and the Water Division (€52.3 million).

Letters of credit: letters of credit delivered by financial institutions to Group creditors, customers and suppliers guaranteeing operating activities.

The impact of changes in the U.S. dollar exchange rate on commitments and contingencies is approximately -€257.4 million and mainly concerns the Water Division (-€79.4 million) and Veolia Environnement (-€132.1 million).

Other commitments and contingencies given break down by Division as follows:

(€ million)	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
		restated	restated
Water	3,253.2	2,388.4	2,334.5
Waste Management	876.7	715.2	645.2
Energy Services	543.0	541.6	497.7
Transportation	294.9	274.4	216.7
Proactiva	5.7	10.3	12.9
Holding companies	1,598.3	1,584.7	1,278.1
Other	56.0	55.2	34.1
Total	6,627.8	5,569.8	5,019.2

The increase of commitments given by Water division results from new commitment contracts in Middle East.

Lease contracts entered into by the Group are analyzed in Note 38.

Litigation (not accounted for)

The Group is subject to various litigation in the normal course of its business. Although it is not possible to predict the outcome of such litigation with certainty, management considers, in accordance with IAS 37 criteria, that a provision is not necessary at the balance sheet date.

Commitments received

(€ million)	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
		restated	restated
Guarantees received	951.3	1,128.6	270.8
Debt guarantees	171.0	190.5	101.8
Vendor warranties received	34.6	27.4	30.2
Other guarantees received *	745.7	910.7	138.8

Including, as of December 31, 2006, €87.8 million (€566.9 million as of December 31, 2005) in respect of greenhouse gas emission allowances for 2007.

The decrease in commitments received between 2005 and 2006 is mainly due to the reduction of €479 million (only one year and decrease of gas emission allowances unit value) in commitments received in respect of greenhouse gas emission allowances in the Energy Services Division (application of the Kyoto protocol from 2005). This fall is offset by the receipt in the Water Division of a guarantee of €247 million in respect of the construction contract won in December in Middle East.

Note 42. Collateral given supporting borrowings

As of December 31, 2006, €804 million in borrowings was supported by collateral guarantees. The breakdown by type of asset is as follows (in € million):

Type of pledge / mortgage	Amount pledged (a)	Total balance sheet amount (b)	Corresponding % (a) / (b)
Intangible assets	2	1,380	0.14%
Property, plant and equipment	390	7,919	4.93%
Financial assets (*)	389	-	-
Total non-current assets	781	-	-
Current assets	23	15,024	0.15%
Total assets	804	-	-

*As financial assets pledged as collateral are essentially shares of consolidated subsidiaries, the ratio is not significant.

The breakdown by maturity is as follows:

	As of	As of	As of	Maturity
(€ million)	December 31, 2004	December 31, 2005	December 31, 2006	Less than 1 year	1 to 5 years	More than 5 years
	restated	restated
Intangible assets	1	2	2	-	2	-
Property, plant and equipment	253	461	390	50	162	178
Mortgage pledge	92	92	80	-	-	80
Other PP&E mortgage pledge (1)	161	369	310	50	162	98
Financial assets	374	408	389	41	90	258
Delfluent (2) (4)	40	74	102	-	28	74
Shenzhen (2) (4)	89	105	97	-	-	97
Samsung VW Incheon (2) (4)	48	65	62	11	22	29
Crivina (2) (4)	26	34	55	1	13	41
Chengdu (2) (4)	47	49	38	14	18	6
VW Korean Co Hynix (2) (4)	47	28	10	10	-	-
Cle Brazil	16	14	9	-	9	-
Connex Regiobahn	9	6	6	-	-	6
VW Korean Daesan (3) (4)	35	24	5	5	-	-
Technoborgo (2) (4)	5	5	5	-	-	5
PPC (2)	9	-	-	-	-	-
Taitung (2)	3	4	-	-	-	-
Current assets	38	35	23	9	7	7
Pledges on receivables	24	32	21	7	7	7
Pledges on inventories	14	3	2	2	-	-
Total	666	906	804	100	261	443

(1)	mainly equipment and traveling systems.

(2)	100% of equity pledged as collateral.

(3)	95% of equity pledged as collateral.

(4)	Consolidated company as of December 31, 2006.

Note 43. Related party transactions

Relations with Vivendi Universal

On December 24, 2004, Veolia Environnement acquired 8,128,440 Veolia Environnement shares from Vivendi Universal for €194.8 million.

As of December 31, 2005, Vivendi Universal owned only 5.3% of the share capital of Veolia Environnement.

As former majority shareholder, Vivendi Universal granted a number of guarantees in favor of Veolia Environnement which have been transferred. The maximum amount of guarantees not yet transferred totaled €15.7 million as of December 31, 2005.

During 2006, Vivendi Universal sold its remaining interest in Veolia Environnement.

Relations with BNP Paribas (1.25% interest in Veolia Environnement), Société Générale (1.54% interest in Veolia Environnement) and Caisse des Dépôts et Consignations (9.85% interest in Veolia Environnement)

Management of these three shareholder financial groups is represented on the Board of Directors of Veolia Environnement.

Veolia Environnement has financing relations with these two institutions comprising global financing arrangements (syndicated loans, bilateral credit lines), structured financing (“Dailly law” discounting of receivables, securitization program, Southern Water and financing of the automobile pool) and cash management. Relations are remunerated at market rates.

Vivendi Universal undertook to pay an indemnity to the company in respect of the financial management of replacement expenses and then transferred this obligation to Société Générale under a perfect delegation contract on December 21, 2004. As such, Vivendi Universal no longer has obligation to Veolia Environnement in this respect.

Conversely, the Société Générale, which holds 1.54% of the share capital and is considered a related party, is liable to the company in this respect for a maximum amount of €98.5 million as of December 31, 2006, which may be claimed each year up to 2010 under the conditions laid down in the contract.

For 2006, Veolia Environnement claimed an amount of €37.9 million from Société Générale.

Relations with Electricité de France (4% interest in Veolia Environnement)

EDF Group has a 4% interest in Veolia Environnement, a 34% interest in Dalkia and a 25% interest in Dalkia International. In accordance with the Decree 97-07, EDF purchases electricity produced in France by Dalkia cogeneration power plants at a guaranteed fixed price for 2005/2006. Electricity sold by Dalkia to EDF in 2004, 2005 and 2006 totaled €414.8 million, €455.0 million and €482.6 million respectively.

Relations with EBRD

The European Bank for Reconstruction and Development (EBRD) holds minority interests in Group operating entities in Central Europe, primarily in the Energy Services and Transportation Divisions. In 2006, the EBRD subscribed to a reserved share capital increase in the amount of €60 million, performed by a Central European subsidiary in the Transportation Division.

Compensation of Executive Committee members and directors

•	Chairman and Chief Executive Officer

The following table presents the total gross compensation (fixed and variable compensation, directors’ fees and employee benefits) paid to Henri Proglio during 2004, 2005 and 2006.

	Compensation				Directors
(in euros)	Fixed	Variable		VE directors’ fees	fees’ paid by controlled companies	Benefits in kind(4)	Total gross compensation
Compensation paid in 2004	900,000	473,620	(1)	24,517	70,395	3,898	1,472,430
Compensation paid in 2005	944,996	850,000	(2)	34,000	70,912	2,616	1,902,524
Compensation paid in 2006	944,996	1,062,500	(3)	38,250	66,382	2,666	2,114,794

(1) Variable compensation paid in 2004 in respect of 2003.

(2) Variable compensation paid in 2005 in respect of 2004.

(3) Variable compensation paid in 2006 in respect of 2005.

(4) Use of a company car.

He is also a beneficiary of the supplementary collective retirement plan with defined contribution for Group Executive Management and of the Executive Committee’s supplementary collective retirement plan with defined benefits set up in 2006.

•	Directors (excluding the Chairman and Chief Executive Officer)

Directors’ gross fees paid in 2006 totaled €652,995.

•	Executive Committee members compensation (excluding the Chairman and Chief Executive Officer)

(in €)	Fixed compensation	Variable compensation		Total compensation
Compensation paid in 2004	2,280,000	1,048,800	(1)	3,328,800
Compensation paid in 2005	2,393,989	1,539,360	(2)	3,933,349
Compensation paid in 2006	2,431,494	1,950,000	(3)	4,381,494

(1) Including variable compensation paid in 2004 in respect of 2003.

(2) Including variable compensation paid in 2005 in respect of 2004.

(3) Including variable compensation paid in 2006 in respect of 2005.

Profit sharing compensation, not included in the amounts described above, amount to €36,000.

Members of the Company's Executive Committee also received, in respect of their duties in Veolia Environnement Group companies, in France and abroad, total directors' fees of €201,065

•	Share purchase and subscription options

Share purchase or subscription options granted to the Chairman and Chief Executive Officer in 2006, 150,000 and options exercised during the year nil.

Share purchase or subscription options granted to Executive Committee members in 2006, 390,000 and options exercised during the year, 296,514

Relations with investments accounted for using the proportionate consolidation method

•
Veolia Environnement granted a loan of €629 million to Dalkia International, proportionately consolidated by Dalkia at 75.79%. This loan has an impact of €153 million on the consolidated financial statements.

•
As part of the refinancing of the Berlin water services company acquisition debt, Veolia Environnement guaranteed in the amount of €675 million the debts issued by RVB, proportionately consolidated at 50%.

Note 44. Consolidated employees

Consolidated employees * break down as follows:

By category	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Executives	26,705	24,523	25,350
Employees	233,383	217,104	210,171
Consolidated employees	260,088	241,627	235,521

*
Consolidated employees is equal to the average number of full-time equivalent employees. Employees of proportionately consolidated companies are included in the percentage of consolidation. Employees of equity associates are not included.

By Division	As of December 31, 2006	As of December 31, 2005	As of December 31, 2004
Water	65,246	62,599	58,801
Waste Management	78,951	69,012	66,923
Energy Services	42,651	39,429	36,767
Transportation	69,320	66,089	54,726
Proactiva	3,399	4,084	3,755
FCC	-	-	14,148
Other	521	414	401
Consolidated employees	260,088	241,627	235,521

By company	As of December 31, 2006	As of December 31, 2005
Fully consolidated companies	222,634	208,072
Proportionately consolidated companies	37,454	33,555
Consolidated employees	260,088	241,627

The increase in the average number of employees in the Waste Management and Transportation Divisions in 2006 is mainly due to the acquisition of Cleanaway (2006 average employees = 6,492) and SNCM (2006 average employees = 1,334).

Note 45. Greenhouse gas emission rights

The rise in greenhouse gases in the atmosphere led certain States and the international community to introduce regulatory provisions to limit further increases. At an international level, the Kyoto protocol, finalized in 1997, came into effect in February 2005. At a European level, the European Union decided to implement, via Directive 2003/87/EC of October 13, 2003, a trading system for carbon gas emission allowances. This trading system came into effect at the beginning of 2005.

Within this framework, the Group was granted greenhouse gasemission allowances by the different States of the European Union for the three-year period 2005-2007, known as phase 1. Group allowances granted, sold or consumed during 2006 break down as follows:

Volume in thousands of metric tons	As of January 1, 2006	Granted	Purchased / sold	Consumed	As of December 31, 2006
Total	1,334	15,399	(3,358)	(12,388)	987

Group purchase and sale transactions form part of the normal activities of subsidiaries ("Own Use").

The Group entered into a swap contract, the terms and conditions of which are detailed in Note 32 (C) c-2, in respect of available allowances at the end of 2006.

Based on expected future greenhouse gas emissions, the Group does not expect to be in an overall negative position in 2007.

Based on a market price of €6.48 as of December 31, 2006, excess emission allowances after consumption of 987 thousand metric tons of greenhouse gas can be value at €6.5 million, before any retrocession decisions to be taken with customers.

Note 46. Segment reporting

Pursuant to IAS 14, Veolia Environnement provides primary information by business segment and secondary information by geographical area. The business segments are Water, Waste Management, Energy Services and Transportation.

The Water segment integrates drinking water and wastewater activities such as water distribution, water and wastewater treatment, industrial process water, manufacturing of water treatment equipment and systems.

The Waste Management segment collects, processes and disposes of household, trade and industrial waste.

The Energy Services segment includes heating production and distribution, energy optimization and related services, and electricity production.

The Transportation segment focuses on the operation of passenger transportation services.

BUSINESS SEGMENTS

Revenue by segment (€ million)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
		restated	restated
Water	10,087.6	9,134.2	7,976.9
Waste Management	7,462.9	6,748.7	6,380.6
Energy Services	6,118.4	5,463.6	4,974.9
Transportation	4,951.5	4,223.9	3,460.0
Revenue as per consolidated income statement	28,620.4	25,570.4	22,792.4

Inter-segment revenue (€ million)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
		restated	restated
Water	19.4	10.0	6.7
Waste Management	68.4	55.9	42.3
Energy Services	36.2	29.7	28.4
Transportation	5.9	5.1	5.0
Inter-segment revenue	129.9	100.7	82.4

Operating income by segment (€ million)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
		restated	restated
Water	1,160.6	1,002.3	798.6
Waste Management	648.3	543.6	480.6
Energy Services	377.7	315.3	239.6
Transportation	13.6	116.8	38.9
Total business segments	2,200.2	1,978.0	1,557.7
Unallocated operating income	(67.3)	(85.1)	(68.1)
Operating income as per consolidated income statement	2,132.9	1,892.9	1,489.6

Net charge to operating depreciation, amortization and provisions by segment (€ million)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
		restated	restated
Water	(436.3)	(420.9)	(578.1)
Waste Management	(529.4)	(496.4)	(546.6)
Energy Services	(122.9)	(155.4)	(175.7)
Transportation	(293.2)	(160.4)	(177.3)
Total business segments	(1,381.8)	(1,233.1)	(1,477.7)
Unallocated net charge to operating depreciation, amortization and provisions	(28.0)	(59.4)	(32.4)
Net charge to operating depreciation, amortization and provisions	(1,409.8)	(1,292.5)	(1,510.1)

Impairment losses by segment as of December 31, 2006 (€ million)	Water	Waste Management	Energy Services	Transportation	Unallocated amounts	Total
Impairment losses recognized in equity	-	-	-	-	-	-
Reversals of impairment losses recognized in equity	-	-	-	-	-	-
Equity impact	-	-	-	-	-	-
Impairment losses recognized in net income	(107.6)	(38.8)	(34.1)	(81.6)	(7.2)	(269.3)
Reversals of impairment losses recognized in net income	74.0	38.7	44.8	8.3	5.5	171.3
Net income impact	(33.6)	(0.1)	10.7	(73.3)	(1.7)	(98.0)

Impairment losses by segment as of December 31, 2005, restated (€ million)	Water	Waste Management	Energy Services	Transportation	Unallocated amounts	Total
Impairment losses recognized in equity	-	-	-	-	-	-
Reversals of impairment losses recognized in equity	-	-	-	-	-	-
Equity impact	-	-	-	-	-	-
Impairment losses recognized in net income	(107.5)	(45.4)	(63.9)	(6.0)	(11.6)	(234.4)
Reversals of impairment losses recognized in net income	90.9	42.2	39.5	5.1	6.8	184.5
Net income impact	(16.6)	(3.2)	(24.4)	(0.9)	(4.8)	(49.9)

Impairment losses by segment as of December 31, 2004, restated (€ million)	Water	Waste Management	Energy Services	Transportation	Unallocated amounts	Total
Impairment losses recognized in equity	-	-	-	-	-	-
Reversals of impairment losses recognized in equity	-	-	-	-	-	-
Equity impact	-	-	-	-	-	-
Impairment losses recognized in net income	(103.1)	(34.7)	(41.2)	(74.1)	(10.1)	(263.2)
Reversals of impairment losses recognized in net income	105.2	40.8	31.1	4.8	5.5	187.4
Net income impact	2.1	6.1	(10.1)	(69.3)	(4.6)	(75.8)

Share of net income of associates by segment (€ million)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
		restated	restated
Water	3.4	2.4	4.5
Waste Management	(3.8)	1.6	9.8
Energy Services	2.6	1.9	4.2
Transportation	3.8	0.6	(1.5)
Total business segments	6.0	6.5	17.0
Unallocated share of net income of associates	-	-	5.0
Share of net income of associates as per consolidated income statement	6.0	6.5	22.0

Assets by segment as of December 31, 2006 (€ million)	Water	Waste Management	Energy Services	Transportation	Unallocated amounts		Total assets in the consolidated balance sheet
Goodwill, net	2,029.3	2,294.0	839.2	543.2	(0.7)		5,705.0
Intangible assets and property, plant and equipment, net	5,142.5	3,492.1	1,309.5	1,570.0	130.0		11,644.1
Operating financial assets	3,830.5	737.0	771.1	115.4	5.6		5,459.6
Working capital assets included DTA	5,260.3	2,670.9	3,357.7	1,213.2	554.1		13,056.2
Total segment assets	16,262.6	9,194.0	6,277.5	3,441.8	689.0		35,864.9
Investments in associates	130.7	44.4	19.6	46.3	-		241.0
Other unallocated assets					4,017.8	*	4,017.8
Total assets	16,393.3	9,238.4	6,297.1	3,488.1	4,706.8		40,123.7

* Including €67.3 million of Non-current assets held for sale)Veolia Transport for €41.3 million and Waste Management for €25.0 million).

Assets by segment as of December 31, 2005, restated (€ million)	Water	Waste Management	Energy Services	Transportation	Unallocated amounts		Total assets in the consolidated balance sheet
Goodwill, net	1,942.5	1,527.7	836.3	446.7	(0.9)		4,752.3
Intangible assets and property, plant and equipment, net	4,699.0	3,157.7	1,171.5	1,121.0	109.7		10,258.9
Operating financial assets	3,863.3	749.2	822.1	104.4	6.4		5,545.4
Working capital assets included DTA	5,181.4	2,298.1	3,137.6	993.5	243.6		11,854.2
Total segment assets	15,686.2	7,732.7	5,967.5	2,665.6	358.8		32,410.8
Investments in associates	131.4	53.8	10.6	5.7	-		201.5
Other unallocated assets					3,768.7	*	3,768.7
Total assets	15,817.6	7,786.5	5,978.1	2,671.3	4,127.5		36,381.0

* Including €1.6 million of Non-current assets held for sale (Waste Management).

Assets by segment as of December 31, 2004, restated (€ million)	Water	Waste Management	Energy Services	Transportation	Unallocated amounts		Total assets in the consolidated balance sheet
Goodwill, net	1,725.4	1,359.4	762.9	302.2	96.9		4,246.8
Intangible assets and property, plant and equipment, net	4,053.0	2,818.5	1,029.0	1,034.5	40.9		8,975.9
Operating financial assets	3,525.7	638.6	839.9	96.3	5.4		5,105.9
Working capital assets included DTA	4,252.4	2,136.7	2,853.1	809.5	626.7		10,678.4
Total segment assets	13,556.5	6,953.2	5,484.9	2,242.5	769.9		29,007.0
Investments in associates	123.4	59.9	10.4	4.9	20.6		219.2
Other unallocated assets					6,673.1	*	6,673.1
Total assets	13,679.9	7,013.1	5,495.3	2,247.4	7,463.6		35,899.3

* Including €30.2 million of Non-current assets held for sale (Veolia Transport for €26.2 million and Waste Management for €4 million).

Liabilities by segment as of December 31, 2006 (€ million)	Water	Waste Management	Energy Services	Transportation	Unallocated amounts		Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	1,012.4	791.3	464.0	611.9	142.9		3,022.5
Working capital liabilities included DTA	6,238.8	2,548.9	2,524.1	1,361.0	100.7		12,773.5
Other segment liabilities	273.4	41.6	29.1	12.2	(3.1)		353.2
Total segment liabilities	7,524.6	3,381.8	3,017.2	1,985.1	240.5		16,149.2
Other unallocated liabilities					23,974.5	*	23,974.5
Total liabilities	7,524.6	3,381.8	3,017.2	1,985.1	24,215.0		40,123.7

* Including €59.4 million of Non-current liabilities held for sale (Veolia Transport).

Liabilities by segment as of December 31, 2005, restated (€ million)	Water	Waste Management	Energy Services	Transportation	Unallocated amounts	Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	1,059.0	575.7	476.1	164.0	127.2	2,402.0
Working capital liabilities included DTA	5,849.4	2,084.3	2,373.2	1,161.4	106.5	11,574.8
Other segment liabilities	289.0	36.9	25.1	8.5	(1.2)	358.3
Total segment liabilities	7,197.4	2,696.9	2,874.4	1,333.9	232.5	14,335.1
Other unallocated liabilities					22,045.9	22,045.9
Total liabilities	7,197.4	2,696.9	2,874.4	1,333.9	22,278.4	36,381.0

Liabilities by segment as of December 31, 2004, restated (€ million)	Water	Waste Management	Energy Services	Transportation	Unallocated amounts		Total liabilities in the consolidated balance sheet
Provisions for contingencies and losses	886.6	518.1	401.6	125.1	77.3		2,008.7
Working capital liabilities included DTA	5,267.1	1,920.3	2,143.7	1,018.9	160.3		10,510.3
Other segment liabilities	191.3	37.4	37.2	4.9	82.8		353.6
Total segment liabilities	6,345.0	2,475.8	2,582.5	1,148.9	320.4		12,872.6
Other unallocated liabilities					23,026.7	(*)	23,026.7
Total liabilities	6,345.0	2,475.8	2,582.5	1,148.9	23,347.1		35,899.3

* Including €4.5 million of Non-current liabilities held for sale (Veolia Transport).

Capital expenditure by segment (€ million)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
		restated	restated
Water	853	771	748
Waste Management	692	639	600
Energy Services	318	252	239
Transportation	302	193	143
Total segment capital expenditure	2,165	1,855	1,730

GEOGRAPHICAL AREA

Geographical breakdown of Revenue

Year ended December 31, 2006 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	4,802.4	1,282.6	552.2	1,279.4	640.8	123.9	578.9	827.4	10,087.6
Waste Management	3,112.1	151.7	1,135.4	817.2	1,354.2	402.9	167.0	322.4	7,462.9
Energy Services	3,535.4	62.5	426.2	1,899.9	10.3	-	25.0	159.1	6,118.4
Transportation	1,953.1	496.1	73.0	1,321.4	645.0	404.6	-	58.3	4,951.5
Revenue	13,403.0	1,992.9	2,186.8	5,317.9	2,650.3	931.4	770.9	1,367.2	28,620.4

Year ended December 31, 2005 restated (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	4,459.4	1,204.5	463.9	1,110.9	581.8	100.5	433.7	779.5	9,134.2
Waste Management	2,990.1	144.6	861.9	699.9	1,216.4	383.9	146.9	305.0	6,748.7
Energy Services	3,256.5	66.4	367.5	1,657.9	5.0	-	16.7	93.6	5,463.6
Transportation	1,733.2	401.8	33.8	1,239.9	380.1	393.6	-	41.5	4,223.9
Revenue	12,439.2	1,817.3	1,727.1	4,708.6	2,183.3	878.0	597.3	1,219.6	25,570.4

Year ended December 31, 2004 restated (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Oceania	Asia	Rest of the world	Total
Water	4,204.9	766.1	412.5	953.4	497.4	77.4	355.1	710.1	7,976.9
Waste Management	2,883.5	141.6	852.8	663.4	1,122.0	307.4	139.0	270.9	6,380.6
Energy Services	3,043.1	70.6	335.6	1,465.9	0.1	-	11.5	48.1	4,974.9
Transportation	1,475.9	363.0	28.3	1,048.7	263.7	259.2	-	21.2	3,460.0
Revenue	11,607.4	1,341.3	1,629.2	4,131.4	1,883.2	644.0	505.6	1,050.3	22,792.4

Geographical breakdown of segment assets

As of December 31, 2006 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,145.0	4,427.0	1,706.3	1,769.6	583.3	2,631.4	16,262.6
Waste Management	3,212.0	89.7	2,503.9	828.5	1,834.1	725.8	9,194.0
Energy Services	3,608.2	87.2	192.2	2,246.5	7.4	136.0	6,277.5
Transportation	1,640.3	348.5	96.6	774.2	354.4	227.8	3,441.8
Segment assets	13,605.5	4,952.4	4,499.0	5,618.8	2,779.2	3,721.0	35,175.9

As of December 31, 2005 restated (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	5,137.8	4,430.1	1,574.6	1,429.3	831.8	2,282.6	15,686.2
Waste Management	3,006.0	87.7	1,247.9	641.0	1,985.0	765.1	7,732.7
Energy Services	3,596.8	64.0	182.6	2,043.1	6.0	75.0	5,967.5
Transportation	995.2	404.0	15.9	801.3	220.4	228.8	2,665.6
Segment assets	12,735.8	4,985.8	3,021.0	4,914.7	3,043.2	3,351.5	32,052.0

As of December 31, 2004 restated (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	4,969.9	3,808.8	1,455.8	1,060.6	445.0	1,816.4	13,556.5
Waste Management	2,798.5	82.4	1,127.0	257.8	1,646.8	1,040.7	6,953.2
Energy Services	3,444.9	67.3	153.2	1,786.6	-	32.9	5,484.9
Transportation	882.4	359.0	4.9	748.9	63.4	183.9	2,242.5
Segment assets	12,095.7	4,317.5	2,740.9	3,853.9	2,155.2	3,073.9	28,237.1

Geographical breakdown of capital expenditure

Year ended December 31, 2006 (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	412	25	129	92	11	184	853
Waste Management	285	8	66	88	164	81	692
Energy Services	182	13	6	101	4	12	318
Transportation	132	34	36	76	10	14	302
Capital expenditure	1,011	80	237	357	189	291	2,165

Year ended December 31, 2005 restated (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	386	40	79	87	17	162	771
Waste Management	271	8	114	61	105	80	639
Energy Services	160	1	9	73	2	7	252
Transportation	87	37	1	51	5	12	193
Capital expenditure	904	86	203	272	129	261	1,855

Year ended December 31, 2004 restated (€ million)	France	Germany	United Kingdom	Rest of Europe	United States	Rest of the world	Total
Water	387	12	61	86	48	154	748
Waste Management	268	8	107	53	89	75	600
Energy Services	137	2	9	87	-	4	239
Transportation	42	25	-	61	12	3	143
Capital expenditure	834	47	177	287	149	236	1,730
Note 47. 2004 and 2005 restated Income Statements: reconciliation

	Year ended December 31, 2004	IFRIC 12 restatement	Year ended December 31, 2004 restated for IFRIC 12	IFRS 5 restatements	Year ended December 31, 2004
(€ million)
					restated
Revenue	22,500.3	420.2	22,920.5	-128.1	22,792.4
o/w Revenue from operating financial assets	96.7	178.9	275.6	-	275.6
Cost of sales	(18,346.3)	-392.0	-18,738.3	133.5	(18,604.8)
Selling costs	(439.7)	-	-439.7	-	(439.7)
General and administrative expenses	(2,236.4)	6.6	-2,229.8	2.8	(2,227.0)
Other operating revenue and expenses	2.7	-33.9	-31.2	-0.1	(31.3)
Operating income	1,480.6	0.9	1,481.5	8.1	1,489.6
Finance costs	(829.1)	-5.5	-834.6	1.7	(832.9)
Finance income	97.0	-5.2	91.8	-	91.8
Other financial income and expenses	46.1	-1.7	44.4	-	44.4
Income tax expense	(184.1)	5.6	-178.5	3.6	(174.9)
Share of net income of associates	24.2	-	24.2	-2.2	22.0
Net income from continuing operations	634.7	-5.9	628.8	11.2	640.0
Net income from discontinued operations	(105.7)	-	-105.7	-11.2	(116.9)
Net income for the year	529.0	-5.9	523.1	-	523.1
Minority interests	137.5	-4.2	133.3	-	133.3
Attributable to equity holders of the parent	391.5	-1.7	389.8	-	389.8

	Year ended December 31, 2005	IFRIC 12 restatements	Year ended December 31, 2005 restated for IFRIC 12	IFRS 5 restatements	Year ended December 31, 2005
(€ million)
					restated
Revenue	25,244.9	448.2	25,693.1	-122.7	25,570.4
o/w Revenue from operating financial assets	125.8	200.0	325.8	-	325.8
Cost of sales	(20,561.0)	-435.1	-20,996.1	126.2	(20,869.9)
Selling costs	(478.5)	-	-478.5	-	(478.5)
General and administrative expenses	(2,403.0)	5.4	-2,397.6	2.7	(2,394.9)
Other operating revenue and expenses	90.5	-24.5	66.0	-0.2	65.8
Operating income	1,892.9	-6.0	1,886.9	6.0	1,892.9
Finance costs	(781.7)	6.0	-775.7	1.7	(774.0)
Finance income	68.3	-5.0	63.3	-	63.3
Other financial income and expenses	30.5	-2.4	28.1	-	28.1
Income tax expense	(422.9)	0.5	-422.4	-	(422.4)
Share of net income of associates	14.9	-	14.9	-8.4	6.5
Net income from continuing operations	802.0	-6.9	795.1	-0.7	794.4
Net income from discontinued operations	-	-	-	0.7	0.7
Net income for the year	802.0	-6.9	795.1	-	795.1
Minority interests	179.0	-6.1	172.9	-	172.9
Attributable to equity holders of the parent	623.0	-0.8	622.2	-	622.2

Note 48. 2005 restated consolidated financial statements: reconciliation

48.1 Summary of the Impact of IFRIC 12 On the Main Financial Statement Headings

(€ million)	December 31, 2005	December 31, 2005	Difference
		restated
Income Statement
Revenue	25,244.9	25,693.1	448.2
Revenue from operating financial assets	125.8	325.8	200.0
Operating income	1,892.9	1,886.9	-6.0
Net income for the year attributable to equity holders of the parent	623.0	622.2	-0.8

Balance Sheet
Intangible assets (1)	1,171.5	3,373.2	2,201.7
Property, plant and equipment	12,351.5	6,885.7	-5,465.8
Operating financial assets	2,065.4	5,545.4	3,480.0
Operating receivables	10,112.3	10,083.3	-29.0
Equity attributable to equity holders of the parent	3,802.6	3,790.2	-12.4
Equity	5,693.5	5,678.2	-15.3

Cash Flow Statement
Operating cash flow before changes in working capital	3,687.3	3,541.9	-145.4
Changes in working capital	(52.2)	(39.4)	12.8
Purchases of property, plant and equipment	(2,081.9)	(1,837.1)	244.8
New operating financial assets	(269.3)	(513.4)	-244.1
Principal payments on operating financial assets	184.0	320.6	136.6
Net debt	(13,870.6)	(13,870.6)	-

(1) Excluding goodwill but including concession intangible assets.

The impact of early adoption of IFRIC 12 was published in the second update (filed September 26, 2006) to the reference document filed on April 6, 2006 with the AMF.

In the second update, adoption was based on the draft interpretation entitled “D12-D13-D14”. The definitive publication of the interpretation led to the correction of certain adjustments reported in the second update. These corrections are as follows:

Account heading	Impact reported in the 2nd update of 09/26/06	IFRIC 12	Correction
Concession intangible assets	1,841.2	2,091.8	+250.6	a) b) c	)
Property, plant and equipment	6,894.0	6,885.7	-8.3	c	)
Operating financial assets	5,446.9	5,545.4	+98.5	b	)
Operating receivables	10,424.1	10,083.3	-340.8	a	)
Changes in working capital	-157.0	-39.4	+117.6	a	)
Purchases of property, plant and equipment	-1,719.5	-1,837.1	-117.6	a	)

a)
Under the intangible asset model in the draft interpretation, revenue on the construction of infrastructure assets is recognized on a percentage completion basis through operating receivables. The definitive interpretation authorizes the recognition of revenue directly through intangible assets. This option was adopted by Veolia Environnement.

b)	Impact of definitive texts relating to the bifurcation model on assets with residual values guaranteed by the concession grantor (Water Division Germany)

c)	Extension of the application scope of IFRIC 12.

48.2 Reconciliation of Equity as of December 31, 2005 and Equity as of December 31, 2005 Restated

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
December 31, 2005	2,039.4	6,499.1	(452.7)	(4,227.4)	(55.8)	3,802.6	1,890.9	5,693.5
Financial asset model	-	-	-	6.2	-	6.2	-11.8	-5.6
Intangible asset model	-	-	-	-28.3	-	-28.3	9.4	-18.9
Bifurcation model	-	-	-	6.0	-	6.0	-	6.0
Other	-	-	-	3.7	-	3.7	-0.5	3.2
December 31, 2005 restated	2,039.4	6,499.1	(452.7)	(4,239.8)	(55.8)	3,790.2	1,888.0	5,678.2

48.3 2005 Restated Financial Statements

48.3.1 Consolidated Balance Sheet

(€ million)	Notes	As of December 31, 2005	IFRIC 12 restatements	As of December 31, 2005
				restated
Goodwill	48.4.1	4,863.1	-110.8	4,752.3
Concession intangible assets	48.4.2	-	2,091.8	2,091.8
Other intangible assets	48.4.3	1,171.5	109.9	1,281.4
Publicly-owned utility networks	48.4.4	5,629.5	-5,465.8	6,885.7
Property, plant and equipment	6,722.0
Investments in associates		201.5	-	201.5
Non-consolidated investments		209.5	-	209.5
Long-term IFRIC4 loans	48.4.5	1,901.9	3,435.5	5,337.4
Non-current operating financial assets	-
Derivative instruments - Assets		249.0	-	249.0
Other non-current financial assets		692.5	-0.9	691.6
Deferred tax assets		1,127.3	7.4	1,134.7
Non-current assets		22,767.8	+67.1	22,834.9
Inventories and work-in-progress		646.2	-11.0	635.2
Operating receivables	48.4.6	10,112.3	-29.0	10,083.3
Short-term IFRIC4 loans	48.4.5	163.5	44.5	208.0
Current operating financial assets		-	-
Other short-term loans		221.2	-	221.2
Marketable securities		60.7	-	60.7
Cash and cash equivalents		2,336.1	-	2,336.1
Current assets		13,540.0	4.5	13,544.5
Non-current assets held for sale		1.6	-	1.6
Total assets		36,309.4	71.6	36,381.0

Share capital	48.2	2,039.4	-	2,039.4
Additional paid-in capital	48.2	6,499.1	-	6,499.1
Reserves and retained earnings attributable to equity holders of the parent	48.2	(4,735.9)	-12.4	(4,748.3)
Minority interests	48.2	1,890.9	-2.9	1,888.0
Equity		5,693.5	-15.3	5,678.2
Non-current provisions	48.4.7	1,613.6	34.4	1,648.0
Long-term borrowings		13,722.8	-	13,722.8
Derivative instruments - Liabilities		154.5	-	154.5
Other non-current liabilities		207.8	-4.1	203.7
Deferred tax liabilities	48.4.8	1,124.1	80.9	1,205.0
Non-current liabilities		16,822.8	111.2	16,934.0
Operating payables		10,374.3	-4.5	10,369.8
Current provisions	48.4.7	773.8	-19.8	754.0
Short-term borrowings		2,138.2	-	2,138.2
Bank overdrafts and other cash position items		506.8	-	506.8
Current liabilities		13,793.1	-24.3	13,768.8
Non-current liabilities held for sale		-	-	-
Total equity and liabilities		36,309.4	71.6	36,381.0

48.3.2 Consolidated Income Statement

	Notes	Year ended December 31, 2005	IFRIC 12 restatements	Year ended December 31, 2005 restated for IFRIC 12
(€ million)
Revenue	48.5.1	25,244.9	448.2	25,693.1
o/w Revenue from operating financial assets	48.5.1	125.8	200.0	325.8
Cost of sales		(20,561.0)	-435.1	(20,996.1)
Selling costs		(478.5)	-	(478.5)
General and administrative expenses		(2,403.0)	5.4	(2,397.6)
Other operating revenue and expenses		90.5	-24.5	66.0
Operating income	48.5.2	1,892.9	-6.0	1,886.9
Finance costs		(781.7)	6.0	(775.7)
Finance income		68.3	-5.0	63.3
Other financial income and expenses		30.5	-2.4	28.1
Income tax expense		(422.9)	0.5	(422.4)
Share of net income of associates		14.9	-	14.9
Net income from continuing operations		802.0	-6.9	795.1
Net income from discontinued operations		-	-	-
Net income for the year		802.0	-6.9	795.1
Minority interests		179.0	-6.1	172.9
Attributable to equity holders of the parent		623.0	-0.8	622.2

48.3.3 Consolidated Cash Flow Statement

(€ million)	Notes	Year ended December 31, 2005	IFRIC 12 restatements	Year ended December 31, 2005
				restated
Net income for the year attributable to equity holders of the parent		623.0	-0.8	622.2
Minority interests		179.0	-6.1	172.9
Operating depreciation, amortization, provisions and impairment losses		1,829.3	-138.6	1,690.7
Financial amortization and impairment losses		(21.0)	-	(21.0)
Gains (losses) on disposal and dilution		(70.0)	-	(70.0)
Share of net income of associates		(14.9)	-	(14.9)
Dividends received		(6.5)	-	(6.5)
Finance costs, and finance income		713.4	-1.0	712.4
Income tax expense		422.9	-0.5	422.4
Other		32.1	1.6	33.7
Operating cash flow before changes in working capital	48.6.1	3,687.3	-145.4	3,541.9
Changes in working capital	48.6.2	(52.2)	12.8	(39.4)
Income taxes paid		(338.8)	-	(338.8)
Net cash flow from operating activities		3,296.3	132.6	3,163.7
Purchases of property, plant and equipment	48.6.3	(2,081.9)	244.8	(1,837.1)
Proceeds on disposal of property, plant and equipment		173.5	-4.7	168.8
Purchases of investments		(944.1)	-	(944.1)
Proceeds on disposal of investments		154.0	-	154.0
IFRIC 4 investment contracts:
New IFRIC 4 loans	48.6.4	(269.3)	269.3	-
Principal payments on IFRIC 4 loans	0	184.0	-184.0	-
Operating financial assets:
New operating financial assets	48.6.4	-	-513.4	(513.4)
Principal payments on operating financial assets	0	-	320.6	320.6
Dividends received		16.8	-	16.8
New long-term loans granted		(62.1)	-	(62.1)
Principal payments on long-term loans		55.7	-	55.7
Net decrease in short-term loans		115.0	-	115.0
Sales and purchases of marketable securities		118.2	-	118.2
Net cash used in investing activities		(2,540.2)	132.6	(2,407.6)
Net decrease in short-term borrowings		(2,936.2)	-	(2,936.2)
New long-term borrowings and other debt		3,134.1	0.7	3,134.8
Principal payments on long-term borrowings and other debt		(2,318.9)	-0.7	(2,319.6)
Proceeds on issue of shares		81.0	-	81.0
Purchase of treasury shares		-	-	-
Dividends paid		(374.0)	-	(374.0)
Interest paid		(738.8)	-	(738.8)
Net cash used in financing activities		(3,152.8)	-	(3,152.8)
Net cash at the beginning of the year		4,240.2	-	4,240.2
Effect of foreign exchange rate changes		(14.2)	-	(14.2)
Net cash at the end of the year		1,829.3	-	1,829.3

Cash and cash equivalents		2,336.1	-	2,336.1
- Bank overdrafts and other cash position items		506.8	-	506.8
Net cash at the end of the year		1,829.3	-	1,829.3

48.4 Analysis of the Main Balance Sheet Restatements

48.4.1 Goodwill

(€ million)	As of December 31, 2005	Intangible asset model	As of December 31, 2005
			restated
Goodwill	4,863.1	-110.8	4,752.3

The restatement corresponds to the full or partial transfer of goodwill balances to contractual rights.

48.4.2 Concession intangible assets

(€ million)	As of December 31, 2005	Intangible asset model	As of December 31, 2005
			restated
Concession intangible assets	-	2,091.8	2,091.8

Concession intangible assets are assets financed by the Group under concession contracts as defined by interpretation IFRIC 12, which do not satisfy the criteria for classification as operating financial assets, in particular as the concession grantor does not guarantee an unconditional right to cash or another financial asset.

These assets break down by Group division as follows:

•	Water Division: €1,533.8 million, notably in Germany, France, Morocco and China

•	Waste Management Division: €252.9 million, mainly incinerators without guaranteed volumes in France and the United Kingdom

•	Energy Services Division: €286.9 million, relating to heating networks in France and the Baltic States.

Concession intangible assets are primarily located in Europe (€1,455.6 million).

48.4.3 Other intangible assets

(€ million)	As of December 31, 2005	Financial asset model	Intangible asset model	Other	As of December 31, 2005
					restated
Other intangible assets	1,171.5	-41.0	172.3	-21.4	1,281.4

The restatement of -€41 million following application of the financial asset model mainly corresponds to the transfer of Berlin water contract intangible assets to operating financial assets (Water Division).

The impact of application of the intangible asset model mainly reflects the transfer of goodwill of €149.8 million to contractual rights.

48.4.4 Property, plant and equipment

(€ million)	As of December 31, 2005	Financial asset model	Intangible asset model	Bifurcation model	IFRIC 4	IAS16	As of December 31, 2005
							restated
Publicly-owned utility networks	5,629.5	-3,141.5	-1,989.7	-287.5	-39.2	-171.6	0.0
Property, plant and equipment	6,722.0	-	-8.3	-	-	172.0	6,885.7
Property, plant and equipment	12,351.5	-3,141.5	-1,998.0	-287.5	-39.2	0.4	6,885.7

Restatements to non-current assets as a result of application of IFRIC 12 involve the identification of operating financial assets or concession intangible assets.

Certain of the contracts analyzed lead to specific treatments in the accounts. The choice of the financial asset or intangible asset model is based on the identity “in substance” of the payer of the service. Nonetheless, certain contracts may include a payment commitment incumbent on the concession grantor. Where this is the case, the investment amount guaranteed by the concession grantor is recognized under the financial asset model and the residual balance is recognized under the intangible asset model. These restatements are presented in the “Bifurcation” column and primarily concern incinerators in the Waste Management Division.

The Group owns infrastructures that do not fall within the application scope of IFRIC 12 as at least one of the three qualifying criteria (service to public, control or regulation of services and price setting, control of the residual economic value of the infrastructure at the contract term) are not satisfied. Where this is the case, the infrastructure is recognized in accordance with IFRIC4 or IAS 16.

48.4.5 Non-current and current operating financial assets

(€ million)	As of December 31, 2005	Financial asset model	IFRIC4	As of December 31, 2005
				restated
Long-term IFRIC 4 loans	1,901.9	-608.0	33.2	1,327.1
Long-term IFRIC 12 loans	-	4,010.3	-	4,010.3
Non-current operating financial assets	1,901.9	3,402.3	33.2	5,337.4
Short-term IFRIC 4 loans	163.5	-8.5	10.2	165.2
Short-term IFRIC 12 loans	-	42.8	-	42.8
Current operating financial assets	163.5	34.3	10.2	208.0
Operating financial assets	2,065.4	3,436.6	43.4	5,545.4

These headings record loans relating to concession contracts satisfying the criteria laid down in IFRIC 12 and loans relating to contracts recognized in accordance with IFRIC4

Certain assets recognized in accordance with IFRIC 4 as of December 31, 2005, also satisfy the criteria for recognition in accordance with IFRIC 12 and have therefore been reclassified. Such assets have a net carrying amount of €608 million and concern BOT (Build Operate Transfer) contracts in the Water Division and incinerators in the Waste Management Division.

Operating financial assets break down by division as follows:

(€ million)	IFRIC 4	IFRIC 12	Total
Water	502.8	3,360.5	3,863.3
Waste Management	120.3	628.9	749.2
Energy Services	795.0	27.1	822.1
Transportation	74.2	30.2	104.4
Other	-	6.4	6.4
Veolia Group	1,492.3	4,053.1	5,545.4

Operating financial assets in the Water Division mainly comprise infrastructure assets relating to the Berlin contract (€2.8 billion) and BOT contracts. In the Waste Management Division operating financial assets comprise incinerators and in the Energy Services Division they comprise cogeneration assets.

Note that pursuant to the financial asset model, revenue generated by the construction of the underlying infrastructure is recognized on a percentage completion basis (in accordance with IAS 11). The corresponding entry in the balance sheet is recognized in operating financial assets. This is notably the case for BOT contracts and incinerators.

48.4.6 Operating receivables

(€ million)	As of December 31, 2005	Intangible asset model	As of December 31, 2005
			restated
Operating receivables	10,112.3	-29.0	10,083.3

48.4.7 Non-current and current provisions

(€ million)	As of December 31, 2005	Intangible asset model	Other	As of December 31, 2005
				restated
Non-current provisions	1,613.6	33.7	0.7	1,648.0
Current provisions	773.8	-19.8		754.0
Provisions	2,387.4	13.9	0.7	2,402.0

48.4.8 Deferred tax liabilities

(€ million)	As of December 31, 2005	Intangible asset model	Other	As of December 31, 2005
				restated
Deferred tax liabilities	1,124.1	75.0	5.9	1,205.0

Restatements in respect of the intangible asset model mainly concern the reclassification of goodwill as intangible rights (see Notes 48.4.1 and 48.4.3) and provision restatements (see Note 48.4.7).

48.5 Analysis of the Main Income Statement Restatements

48.5.1 Revenue

(€ million)	Year ended December 31, 2005	Revenue from operating financial assets	Cancellation flows linked to PP&E	Construction revenue	Other	Year ended December 31, 2005 restated for IFRIC 12
Water	8,888.7	161.3	-266.1	351.1	-0.8	9,134.2
Waste Management	6,604.1	34.1	-0.1	110.6		6,748.7
Energy Services	5,402.4	1.3	-3.2	63.1		5,463.6
Transportation	4,349.7	3.3	-3.7	-	-2.7	4,346.6
Revenue	25,244.9	200.0	-273.1	524.8	-3.5	25,693.1

The cancellation of flows linked to property, plant and equipment mainly corresponds to the application of the operating financial asset model to the Berlin contract (-€264 million). This reclassification led to the cancellation of fees of €143 million remunerating certain infrastructure assets and income of €121 million received in respect of the obsolescence of certain assets.

Restatements relating to the recognition of construction revenue on a percentage completion basis concern contracts recognized in accordance with the operating financial asset model in the amount of €278 million and contracts recognized in accordance with the concession intangible asset model in the amount of €247 million. The inclusion of income of €115 million in respect of contracts recognized in accordance with IFRIC 4, brings revenue recognized on a percentage completion basis to €640 million.

Taking into account IFRIC 12 restatements, total revenue from operating financial assets, including contracts recognized in accordance with IFRIC4, is €325.8 million

48.5.2 Operating income

(€ million)	Year ended December 31, 2005	Financial asset model	Intangible asset model	Bifurcation model	Other	Year ended December 31, 2005
						restated
Water	1,007.3	-8.7	-0.7	-	4.4	1,002.3
Waste Management	530.5	14.3	-8.9	5.8	1.9	543.6
Energy Services	326.1	-	-12.1	0.5	0.8	315.3
Transportation	114.1	0.2	-	-	-3.5	110.8
Other	(85.1)	-	-	-	-	(85.1)
Operating income	1,892.9	5.8	-21.7	6.3	3.6	1,886.9

48.6 Analysis of the Main Cash Flow Statement Restatements

48.6.1 Operating cash flow before changes in working capital

(€ million)	Year ended December 31, 2005	Financial asset model	Intangible asset model	Bifurcation model	Other	Year ended December 31, 2005
						restated
Operating cash flow before changes in working capital	3,687.3	-138.0	-11.2	4.3	-0.5	3,541.9

The restatements primarily concern the portion of revenue allocated to cancel charges to depreciation and amortization in the amount of -€138 million, including -€121 million in respect of the Berlin contract.

48.6.2 Changes in working capital

(€ million)	Year ended December 31, 2005	Financial asset model	Intangible asset model	Bifurcation model	Year ended December 31, 2005
					restated
Changes in working capital	(52.2)	(0.4)	2.5	10.7	(39.4)

48.6.3 Purchases of property, plant and equipment

(€ million)	Year ended December 31, 2005	Financial asset model	Intangible asset model	Bifurcation model	Other	Year ended December 31, 2005
						restated
Purchases of property, plant and equipment	(2,081.9)	177.1	8.0	55.7	4.0	(1,837.1)

The €177.1 million decrease in purchases of property, plant and equipment attributable to the financial asset model corresponds to the reclassification of assets as operating financial assets (see Note 48.6.4).

The €55.7 million decrease in purchases of property, plant and equipment attributable to the bifurcation model corresponds to the reclassification of assets as operating financial assets (see Note 48.6.4) and mainly concerns incinerators in the Waste Management Division.

48.6.4 New operating financial assets

(€ million)	Year ended December 31, 2005	Financial asset model	Bifurcation model	Other	Year ended December 31, 2005
					restated
New operating financial assets	(269.3)	-170.4	-68.5	-5.2	(513.4)

These restatements represent the corresponding entries to the restatements presented in Note 48.6.3 and concern incinerators, BOT contracts and investments relating to the Berlin contract.

48.6.5 Principal payments on operating financial assets

(€ million)	Year ended December 31, 2005	Financial asset model	Bifurcation model	Other	Year ended December 31, 2005
					restated
Principal payments on operating financial assets	184.0	133.3	1.8	1.5	320.6

The restatements of €136.6 million mainly correspond to the portion of revenue allocated to principal loan payments in respect of infrastructure assets (see Note 48.6.1). This income, which is included in the published 2005 revenue figure, is now excluded from revenue and recognized as an operating financial asset repayment flow. It mainly corresponds to the reduction in operating cash flow.

Note 49. 2004 restated consolidated financial statements: reconciliation

49.1 Summary of the Impact of IFRIC 12 On the Main Financial Statement Headings

(€ million)	Year ended December 31, 2004	Year ended December 31, 2004	Difference
		restated
Income Statement
Revenue	22,500.3	22,920.5	420.2
Revenue fromoperating financial assets	96.7	275.6	178.9
Operating income	1,480.6	1,481.5	0.9
Net income for the year attributable to equity holders of the parent	391.5	389.8	-1.7

Balance Sheet
Intangible assets (1)	1,059.0	2,802.5	1,743.5
Property, plant and equipment	10,958.1	6,173.4	-4,784.7
Operating financial assets	1,826.5	5,105.9	3,279.4
Operating receivables	9,261.4	9,233.9	-27.5
Equity attributable to equity holders of the parent	3,222.8	3,211.2	-11.6
Equity	4,948.3	4,939.9	-8.4

Cash Flow Statement
Operating cash flow before changes in working capital	3,460.6	3,336.2	-124.4
Changes in working capital	294.4	286.1	-8.3
Purchases of property, plant and equipment	(1,964.0)	(1,723.0)	241.0
New operating financial assets	(177.0)	(428.5)	-251.5
Principal payments on operating financial assets	130.0	275.7	145.7
Net debt	13,058.9	13,058.9	-

(1) Excluding goodwill but including concession intangible assets.

49.2 Reconciliation of Equity as of December 31, 2004 and Equity as of December 31, 2004 Restated

(€ million)	Share capital	Additional paid-in capital	Treasury shares	Consolidated reserves and retained earnings	Fair value reserves	Equity attributable to equity holders of the parent	Minority interests	Total equity
As of December 31, 2004	2,032.1	6,467.6	(459.3)	(4,738.0)	(79.6)	3,222.8	1,725.5	4,948.3
Financial asset model	-	-	-	-6.7	-	-6.7	-8.4	-15.1
Intangible asset model	-	-	-	-14.6	-	-14.6	13.1	-1.5
Bifurcation model	-	-	-	11.4	-	11.4	-	11.4
Other	-	-	-	-1.7	-	-1.7	-1.5	-3.2
As of December 31, 2004 restated	2,032.1	6,467.6	(459.3)	(4,749.6)	(79.6)	3,211.2	1,728.7	4,939.9

49.3 2004 Restated Financial Statements

49.3.1 Consolidated Balance Sheet

(€ million)	Notes	As of December 31, 2004	IFRIC 12 restatements	As of December 31, 2004
				restated
Goodwill	49.4.1	4,383.6	-136.8	4,246.8
Concession intangible assets	49.4.2	-	1,610.0	1,610.0
Other intangible assets	49.4.3	1,059.0	133.5	1,192.5
Publicly-owned utility networks		4,820.8	-4,784.7	6,173.4
Property, plant and equipment	49.4.4	6,137.3
Investments in associates		219.2	-	219.2
Non-consolidated investments		181.1	-	181.1
Long-term IFRIC 4 loans		1,693.5	3,253.5	4,947.0
Non-current operating financial assets	49.4.5	-
Derivative instruments - Assets		424.8	-	424.8
Other non-current financial assets		614.7	-8.0	606.7
Deferred tax assets		1,122.6	9.2	1,131.8
Non-current assets		20,656.6	76.7	20,733.3
Inventories and work-in-progress		562.0	-1.7	560.3
Operating receivables	49.4.6	9,261.4	-27.5	9,233.9
Short-term IFRIC 4 loans		133.0	25.9	158.9
Current operating financial assets	49.4.5
Other short-term loans		333.0	-	333.0
Marketable securities		189.3	-	189.3
Cash and cash equivalents		4,660.3	-	4,660.3
Current assets		15,139.0	-3.3	15,135.7
Non-current assets held for sale		30.3	-	30.3
Total assets		35,825.9	73.4	35,899.3

Share capital	49.2	2,032.1	-	2,032.1
Additional paid-in capital	49.2	6,467.6	-	6,467.6
Reserves and retained earnings attributable to equity holders of the parent	49.2	(5,276.9)	-11.6	(5,288.5)
Minority interests	49.2	1,725.5	3.2	1,728.7
Equity		4,948.3	-8.4	4,939.9
Non-current provisions	49.4.7	1,283.5	25.1	1,308.6
Long-term borrowings		12,157.0	-	12,157.0
Derivative instruments - Liabilities		189.8	-	189.8
Other non-current liabilities		163.8	-4.1	159.7
Deferred tax liabilities	49.4.8	933.8	87.5	1,021.3
Non-current liabilities		14,727.9	108.5	14,836.4
Operating payables		9,576.0	-3.8	9,572.2
Current provisions	49.4.7	723.0	-22.9	700.1
Short-term borrowings		5,426.1	-	5,426.1
Bank overdrafts and other cash position items		420.1	-	420.1
Current liabilities		16,145.2	-26.7	16,118.5
Non-current liabilities held for sale		4.5	-	4.5
TOTAL EQUITY AND LIABILITIES		35,825.9	73.4	35,899.3

49.3.2 Consolidated Income Statement

(€ million)	Notes	Year ended December 31, 2004	IFRIC 12 restatements	Year ended December 31, 2004
				restated
Revenue	49.5.1	22,500.3	420.2	22,920.5
o/w Revenue from operating financial assets	49.5.1	96.7	178.9	275.6
Cost of sales		(18,346.3)	-392.0	(18,738.3)
Selling costs		(439.7)	-	(439.7)
General and administrative expenses		(2,236.4)	6.6	(2,229.8)
Other operating revenue and expenses		2.7	-33.9	(31.2)
Operating income	49.5.2	1,480.6	0.9	1,481.5
Finance costs		(829.1)	-5.5	(834.6)
Finance income		97.0	-5.2	91.8
Other financial income and expenses		46.1	-1.7	44.4
Income tax expense		(184.1)	5.6	(178.5)
Share of net income of associates		24.2	-	24.2
Net income from continuing operations		634.7	-5.9	628.8
Net income from discontinued operations		(105.7)	-	(105.7)
Net income for the year		529.0	-5.9	523.1
Minority interests		137.5	-4.2	133.3
Attributable to equity holders of the parent		391.5	-1.7	389.8

49.3.3 Consolidated Cash Flow Statement

(€ million)	Notes	Year ended December 31, 2004	IFRIC 12 restatements	Year ended December 31, 2004
				restated
Net income for the year attributable to equity holders of the parent		391.5	-1.7	389.8
Minority interests		216.4	-4.1	212.3
Operating depreciation, amortization, provisions and impairment losses		2,041.5	-123.7	1,917.8
Financial amortization and impairment losses		(38.2)	-	(38.2)
Gains (losses) on disposal and dilution		(161.3)	-	(161.3)
Share of net income of associates		(24.2)	-	(24.2)
Dividends received		(6.0)	-	(6.0)
Finance costs and finance income		732.1	10.7	742.8
Income tax expense		309.5	-5.6	303.9
Other		(0.7)	-	(0.7)
Operating cash flow before changes in working capital	49.6.1	3,460.6	-124.4	3,336.2
Changes in working capital	49.6.2	294.4	-8.3	286.1
Income taxes paid		(238.0)	-	(238.0)
Net cash flow from operating activities		3,517.0	-132.7	3,384.3
Purchases of property, plant and equipment	49.6.3	(1,964.0)	241.0	(1,723.0)
Proceeds on disposal of property, plant and equipment		316.2	5.6	321.8
Purchases of investments		(334.0)	1.5	(332.5)
Proceeds on disposal of investments		2,184.2	-	2,184.2
IFRIC 4 investment contracts:
New IFRIC 4 loans	49.6.4	(177.0)	177.0	-
Principal payments on IFRIC 4 loans	49.6.5	130.0	-130.0	-
Operating financial assets:
New operating financial assets	49.6.4	-	-428.5	(428.5)
Principal payments on operating financial assets	49.6.5	-	275.7	275.7
Dividends received		23.5	-	23.5
New long-term loans granted		(132.5)	-	(132.5)
Principal payments on long-term loans		129.4	2.0	131.4
Net decrease in short-term loans		41.1	-	41.1
Sales and purchases of marketable securities		(42.3)	-	(42.3)
Net cash from investing activities		174.6	144.3	318.9
Net increase in short-term borrowings		1,789.2	-	1,789.2
New long-term borrowings and other debt		930.5	-	930.5
Principal payments on long-term borrowings and other debt		(3,468.7)	-	(3,468.7)
Proceeds on issue of shares		167.2	-	167.2
Purchase of treasury shares		(183.2)	-	(183.2)
Dividends paid		(389.6)	-	(389.6)
Interest paid		(640.9)	-	(640.9)
Net cash used in financing activities		(1,795.5)	-	(1,795.5)
Net cash at the beginning of the year		2,320.6	-	2,320.6
Effect of foreign exchange rate changes		23.5	-11.6	11.9
Net cash at the end of the year		4,240.2	-	4,240.2

Cash and cash equivalents		4,660.3	-	4,660.3
- Bank overdrafts and other cash position items		420.1	-	420.1
Net cash at the end of the year		4,240.2	-	4,240.2

49.4 Analysis of the main balance sheet restatements

49.4.1 Goodwill

(€ million)	As of December 31, 2004	Intangible asset model	Other	As of December 31, 2004
				restated
Goodwill	4,383.6	-37.7	-99.1	4,246.8

49.4.2 Concession intangible assets

(€ million)	As of December 31, 2004	Financial asset model	Intangible asset model	Bifurcation model	As of December 31, 2004
					restated
Concession intangible assets	-	1.2	1,447.4	161.4	1,610.0

49.4.3 Other intangible assets

(€ million)	As of December 31, 2004	Financial asset model	Intangible asset model	IFRIC 4	Other	As of December 31, 2004
						restated
Other intangible assets	1,059.0	-42.1	58.5	-1.2	118.3	1,192.5

49.4.4 Property, plant and equipment

(€ million)	As of December 31, 2004	Financial asset model	Intangible asset model	Bifurcation model	IFRIC4	Other	As of December 31, 2004
							restated
Publicly-owned utility networks	4,820.8	n.av.	n.av.	n.av.	n.av.	n.av.	-
Property, plant and equipment	6,137.3	n.av.	n.av.	n.av.	n.av.	n.av.	6,173.4
Property, plant and equipment	10,958.1	-3,067.0	-1,464.9	-206.7	-44.7	-1.4	6,173.4

49.4.5 Non-current and current operating financial assets

(€ million)	As of December 31, 2004	Financial asset model	Intangible asset model	Bifurcation model	IFRIC 4	As of December 31, 2004
						restated
Long-term IFRIC 4 loans	1,693.5	3,085.1	-	87.4	35.5	4,901.5
Long-term IFRIC 12 loans	-	-	43.1	2.4	-	45.5
Non-current operating financial assets	1,693.5	3,085.1	43.1	89.8	35.5	4,947.0
Short-term IFRIC 4 loans	133.0	14.3	-	2.7	8.9	158.9
Current operating financial assets	133.0	14.3	-	2.7	8.9	158.9
Operating financial assets	1,826.5	3,099.4	43.1	92.5	44.4	5,105.9

49.4.6 Operating receivables

(€ million)	As of December 31, 2004	Intangible asset model	Bifurcation model	Other	As of December 31, 2004
					restated
Operating receivables	9,261.4	5.5	-34.8	1.8	9,233.9

49.4.7 Non-current and current provisions

(€ million)	As of December 31, 2004	Financial asset model	Other	As of December 31, 2004
				restated
Non-current provisions	1,283.5	0.5	24.6	1,308.6
Current provisions	723.0	0.1	-23.0	700.1
Provisions	2,006.5	0.6	1.6	2,008.7

49.4.8 Deferred tax liabilities

(€ million)	As of December 31, 2004	Financial asset model	Intangible asset model	Bifurcation model	IFRIC 4	Other	As of December 31, 2004
							restated
Deferred tax liabilities	933.8	1.7	13.9	-1.4	2.1	71.2	1,021.3

49.5 Analysis of the main Income Statement restatements

49.5.1 Revenue (work in progress)

(€ million)	Year ended December 31, 2004	Revenue from operating financial assets	Cancellation flows linked to PP&E	Construc-tion revenue	Other	Year ended December 31, 2004
						restated
Water	7,777.4	157.5	-232.8	274.8	-	7,976.9
Waste Management	6,214.4	18.4	5.7	142.1	-	6,380.6
Energy Services	4,919.8	0.2	-3.5	58.4	-	4,974.9
Transportation	3,588.7	2.8	-0.7	-	-2.7	3,588.1
Revenue	22,500.3	178.9	-231.3	475.3	-2.7	22,920.5

49.5.2 Operating income

(€ million)	Year ended December 31, 2004	Financial asset model	Intangible asset model	Bifurcation model	Other	Year ended December 31, 2004
						restated
Water	799.5	4.2	-	-	-5.1	798.6
Waste Management	467.5	13.4	-1.8	1.5	-	480.6
Energy Services	250.3	-	-10.3	-0.3	-0.1	239.6
Transportation	31.4	1.1	-	-	-1.7	30.8
Other	(68.1)	-	-	-	-	(68.1)
Operating income	1,480.6	18.7	-12.1	1.2	-6.9	1,481.5

49.6 Analysis of the main Cash Flow Statement restatements

49.6.1 Operating cash flow before changes in working capital

(€ million)	Year ended December 31, 2004	Financial asset model	Intangible asset model	Bifurcation model	IFRIC 4	Year ended December 31, 2004
						restated
Operating cash flow before changes in working capital	3,460.6	-131.5	0.2	0.6	6.3	3,336.2

49.6.2 Changes in working capital

(€ million)	Year ended December 31, 2004	Financial asset model	IFRIC 4	Year ended December 31, 2004
				restated
Changes in working capital	294.4	-1.5	-6.8	286.1

49.6.3 Purchases of property, plant and equipment

(€ million)	Year ended December 31, 2004	Financial asset model	Intangible asset model	Bifurcation model	Other	Year ended December 31, 2004
						restated
Purchases of property, plant and equipment	(1,964.0)	182.3	-0.3	51.7	7.3	(1,723.0)

49.6.4 New operating financial assets

(€ million)	Year ended December 31, 2004	Financial asset model	Bifurcation model	Other	Year ended December 31, 2004
					restated
New operating financial assets	(177.0)	-193.4	-53.4	-4.7	(428.5)

49.6.5 Principal payments on operating financial assets

(€ million)	Year ended December 31, 2004	Financial asset model	Bifurcation model	Other	Year ended December 31, 2004
					restated
Principal payments on operating financial assets	130.0	142.2	2.2	1.3	275.7

Note 50. Main companies included in the 2006 consolidated financial statements

In 2006 the Group consolidated or accounted for a total of 2,237 companies, of which the principal companies are:

Company and address	French company registration number (N° Siret)	Consolidation method	% holding
Veolia Environnement SA 36-38, avenue Kléber - 75116 Paris	403 210 032 00047	FC	100.00
Sense SAS rue Annette Bloch - 25200 Montbéliard	444 590 921 00052	FC	80.47
WATER
Compagnie des Eaux et de l’Ozone 52, rue d’Anjou - 75008 Paris	775 667 363 01597	FC	100.00
Compagnie des Eaux de Paris 7, rue Tronson-du-Coudray - 75008 Paris	329 207 740 00047	FC	100.00
Société Française de Distribution d’Eau 7, rue Tronson-du-Coudray - 75008 Paris	542 054 945 00069	FC	99.86

Compagnie Fermière de Services Publics 3, rue Marcel Sembat - Immeuble CAP 44 - 44100 Nantes	575 750 161 00342	FC	99.11
Compagnie Méditerranéenne d’exploitation des Services d’Eau 12, boulevard René Cassin - 06100 Nice	780 153 292 00112	FC	99.72
Société des Eaux de Melun Zone Industrielle - 198/398, rue Foch - 77000 Vaux Le Pénil	785 751 058 00047	FC	99.28
Société des Eaux de Marseille et ses filiales 25, rue Edouard Delanglade - BP 29 - 13254 Marseille	057 806 150 00017	PC	48.84
Société des Eaux du Nord 217, boulevard de la Liberté - 59800 Lille	572 026 417 00244	PC	49,55
Société des Eaux de Versailles et de Saint-Cloud 145, rue Yves le Coz - 78000 Versailles	318 634 649 00053	PC	50.00
Sade-Compagnie Générale de Travaux d’Hydraulique et ses filiales 28, rue de la Baume - 75008 Paris	562 077 503 00018	FC	98.70
Veolia Water Solutions et Technologies l’Aquarène - 1, place Montgolfier - 94417 St Maurice Cedex	542 078 688 01065	FC	100.00
Including the following foreign companies
Veolia Water UK Plc et ses filiales 37-41 Old Queen Street, London SW1H 9JA (United-Kingdom)		FC	100.00
Veolia Water North America et ses filiales 14950 Heathrow Forest Parkway - Suite 200 Houston TX77032 Texas (USAs)		FC	100.00
Veolia Wasser Deutschland Gmbh Lindencorso Unter den linden 21 - D 10 117 Berlin (Germany)		FC	100.00
Berliner Wasser Betriebe Neue Jüdenstrasse 1 - D10179 Berlin Mitte (Germany)		PC	24.95
Braunschweig Versorgungs AG GMBH Taubenstrasse 7 D-38 108 Braunschweig (Germany)		FC	74.90
Aquiris SA Avenue de Vilvorde 450 - 1130 Brussels (Belgium)		FC	96.50
Apa Nova Bucuresti Srl Strada Aristide Demetriade nr 2 , Sector 1, Bucharest (Roumania)		FC	83.69
Veolia Voda 52, rue d’Anjou - 75 008Paris		FC	100.00
Prazske Vodovody A Kanalizagce As 11 Parizska -11 000 Prague 1 (Czeck Republic)		FC	99.89
Severoceske Vodovody A Kanalizagce As 1 689 Pritkovska - 41 550 Teplice (Czeck Republic)		FC	50.04
Shenzhen Water (Group) Company Ltd Water Tower, n°1019 Shennan Zhong Road - Shenzhen 518031 (China)		PC	25.0
Shanghai Pudong VW Corporation Ltd 703 Pujian Road, Pudong New District, 200127 Shanghai (China)		PC	50.00
Changzhou CGE Water Co Ltd 12 Juqian Road - Changzhou (China)		PC	24.99
Kunming CGE Water Supply Co Ltd No262 Beijing Road - Kunming (Chine)		PC	24.99

Veolia Water Korea Co Ltd San 136-1, Ami-ri, Budal-Eup, Ichon-Shi, - GYONGGI-DO 467-701 (South Korea)		FC	100.00
United Water International Pty Ltd 65 Pirrama Road, Pyrmont NSW 2009 (Australia)		FC	95.00
Société d’Energie et d’Eau du Gabon BP 2187 - Libreville (Gabon)		FC	51.00
Veolia Water AMI 52 rue d’Anjou - 75 008 Paris		FC	100.00
Société des Eaux Electricité du Nord - Amendis 23 rue Carnot - 90 000 Tangiers(Morocco)		FC	51.00
REDAL SA 6 Zankat El Hoceima, BP 161 - 10 000 Rabat (Morocco)		FC	100.00
ENERGY SERVICES
Dalkia - Saint-André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	403 211 295 00023	FC	66.00
Dalkia France 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	456 500 537 00018	FC	65.94
Cogestar - Saint André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	404 324 097 00025	FC	65.94
Cogestar 2 - Saint André 33, place Ronde Quartier Valmy - 92800 Puteaux	431 951 540 00019	FC	65.94
Crystal S.A. - Saint André 37, avenue du Mal de Lattre de Tassigny 59350 St André les Lille	322 498 270 00014	FC	65.94
Citelum 37 rue de Lyon 75012 Paris	389 643 859 00019	FC	65.94
Clemessy and its subsidiaries 18, rue de Thann - 68200 Mulhouse	945 752 137 00212	FC	65.68
Including the following foreign companies
Dalkia PLC et ses filiales Elizabeth House - 56-60 London Road - Staines TW18 4BQ (United-Kingdom)		PC	50.02
Dalkia NV et ses filiales 52 Quai fernand demets - 1070 - Anderlecht (Belgium)		PC	50.02
Siram SPA et ses filiales Via Bisceglie, 95 - 20152 Milano (Italy)		PC	50.02
Dalkia Energia Y Servicios and its subsidiaries Cl Juan Ignacio Luca De tgna, 4 - 28 027 Madrid (Spain)		PC	50.02
Dalkia GmbH et ses filiales Carl-Ulrich-Strabe 4 - 63263 Neu Isenburg (Germany)		PC	50.02
Dalkia SGPS SA et ses Filiales Estrada de Paço d’Arcos 2780 - 666 Paco d’Arços (Portugal )		PC	50.02
Dalkia Limitada et ses filiales Rua Fidencio Ramos, 223 - 13 andar, Vila Olimpia Sao Paulo SP (Brazil)		PC	50.02

Dalkia Polska et ses filiales Ul Kruczkowskiego 8 - 00 380 Varsovie (Poland)		PC	32.51
Zespol Elektrocieplownl w Lodzi et sa filiale 5 J. Andrzejewskiej Street 90-975 Lodz (Poland)		PC	16.58
Dalkia Poznan Spolka UL. Swierzawska 18 - 60321 Poznan (Poland)		PC	25.78
Dalkia Poznan Zep et ses filiales UL Gdynska 54 - 60-960 Poznan (Poland)		PC	26.11
Dalkia AB et and its subsidiaries Hälsingegatan 47 - 113 31 Stockholm (Sweden)		PC	50.02
Erakute and its subsidiaries Tartu mnt 16 10117 Tallinn (Estonia)		PC	50.02
Tallinna Kute Punane 36 13619 Tallinn (Estonia)		PC	50.02
Vilnius Energija V. Kudirkos g. 22, 2001 VILNIUS (Lituania)		PC	50.02
Dalkia Zrt. et ses filiales Budafoki út 91-93 - H-1117 Budapest (Hungary)		PC	49.83
Dalkia a.s et ses filiales Kutlíkova 17 - Technopol - 851 02 Bratislava 5 (Slovakia)		PC	50.02
C-Term et ses filiales Lenardova 6 - 852 39 Bratislava (Slovakia)		PC	50.02
Dalkia Ceska Republika and its subsidiaries 28.řijna 3123/ 152 - 709 74 Ostrava (Czeck Republic)		PC	49.05
WASTE MANAGEMENT
Veolia Propreté Parc des Fontaines - 163 / 169, avenue Georges Clémenceau 92000 Nanterre	572 221 034 00778	FC	100.00
Société d’Assainissement Rationnel et de Pompage and its subsidiaries (S.A.R.P.) 162/16 Energy Park IV - 162/166, boulevard de Verdun 92413 Courbevoie Cedex	775 734 817 00353	FC	99.55
SARP Industries and its subsidiaries 427, route du Hazay - Zone Portuaire Limay-Porcheville-78520 Limay	303 772 982 00029	FC	99.84
RENOSOL and its subsidiaries 162/16 boulevard de Verdun - Energy Park IV 92413 Courbevoie Cedex	334 516 895 000 11	FC	100.00
Paul Granjouan and its subsidiaries rue des abattoirs - 44023 - Nantes Cedex	867 800 518 000 13	FC	100.00
Including the following foreign companies
Veolia ES Holding PLC and its subsidiaries Onyx house - 401 Mile end Road E34 PB - London (U.K.)		FC	100.00
Veolia ES Nottinghamshire Limited Onyx house - 401 Mile end Road E34 PB - London (U.K.)		FC	100.00
Cleanaway Ltd (U.K.)		FC	100.00
VES North America Corp. (U.S.A.)		FC	100.00
VES Solid Waste One Honey Creed Corporate Center - 125 South 84th Street - Suite 200 WI 53214 Milwaukee (U.S.A.)		FC	100.00

Veolia ES Australia Pty Ltd 280 Georges Street - Level 12 - P.O. Box H126 Australia Square - NSW 1215 - Sydney (Australia)		FC	100.00
Onyx Asia Pte Ltd 3 Temasek av 30-03 Centennial Tower - Singapore		FC	100.00
Marius Pedersen - Danemark and its subsidiaries ༺rbaekvej 495863 Ferritslev (Denmark)		FC	65.00
Veolia ES Belgium NV and its subsidiaries Robert Schumanplein 6 BUS 5 1040 Brussels (Belgium)		FC	100.00
TRANSPORTATION
VEOLIA TRANSPORT Parc des Fontaines - 163 / 169, avenue Georges Clémenceau 92000 Nanterre	383 607 090 00016	FC	100.00
Société Nationale Maritime Corse-Méditerranée (SNCM) 61 boulevard des Dames - 13002 Marseille (France)	775 558 463 00011	FC	28.29
C.F.T.I. (Compagnie Française de Transport Interurbain) Parc des Fontaines - 163 / 169, avenue Georges Clémenceau - 92000 Nanterre	552 022 063 01075	FC	99.88
C.G.F.T.E. (Compagnie Générale Française de Transports et d’Entreprises) Parc des Fontaines - 163 / 169, avenue Georges Clémenceau 92000 Nanterre	344 379 060 00082	FC	100.00
Veolia Eurolines and its subsidiaries		FC	99.99
Including the following foreign companies
CONNEX NORTH AMERICA (CNA) 2100 Huntingdon Avenue MD 21211 Baltimore (U.S.A)		FC	100.00
Shuttleport Holdings LLC 2015 Spring Road - Suite 600 60523 Oakbrook - Illinois (U.S.A.)		FC	100.00
Super Shuttle International Inc, (U.S.A.)		FC	81.00
Connex GVI Inc 720 rue Trotter - St-Jean-sur-Richelieu, QC, J3B 8T2 (Canada)		FC	100.00
CONNEX GROUP AUSTRALIA PTY LTD Level 3, Flinders St Station, 223 Flinders St Melbourne, Victoria 3000, Australia		FC	100.00
CONNEX TRANSPORT AB Englundavagen 9 - Box 1820 - 17124 Solna (Sweden)		FC	100.00
Veolia Transport Norge AS Klubbgaten 1 - N 4013 - Stavanger (Norway)		FC	100.00
CONNEX TRANSPORT UK LTD Waterloo Business Center - 117 Waterloo Road London SE1 8UL, (U.K.)		FC	100.00
Pullman Coachez Limited Unit 12 Crofty Ind Estate Penclawdd Swansea (U.K.)		FC	100.00
Dunn Line Plc The Coach Station Park Lane Basford - Nottingham (United-Kingdom)		FC	100.00

Dunn Line Polska sp zoo Ul Hunitcza 1 - 81-212 - Gdynia (Poland)	FC	65.00
CONNEX VERKEHR GmbH Rödelheimer Bahnweg 31, 60489 Frankfurt, Germany	FC	100.00
Connex Transport doo Croatia Nova cesta 60/1st floor - 10000 - Zagreb	FC	65.00
PROACTIVA 216 Paseo de la Castellana - 28046 Madrid (Spain)	PC	50.00

Consolidation method :
FC: Full consolidation
PC: Proportionate consolidation
EA: Equity affiliate

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The report includes information specifically required by French law in in all audit reports, whether qualified or not, and presents below the opinion on the consolidated financial statements. This information includes explanatory paragraphs discussing the auditors’ assessment of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group management report. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Statutory auditors’ report on the consolidated financial statement
Year ended December 31, 2006

To the shareholders,

In compliance with the assignment entrusted to us by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Veolia Environnement for the year ended December 31, 2006.

The consolidated financial statements have been approved by the Company’s Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities, of the financial position of the Group and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the EU.

II. Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Law (Code de Commerce) relating to the justification of our assessments, we bring to your attention the following matters:

•  The notes 1.1 et 1.20 to the consolidated financial statements set out the change in accounting method applied this year following the adoption of the interpretation IFRIC 12 "Concessions". In accordance with IAS 8, 2004 and 2005 financial information have been restated accordingly for the retrospective adoption of IFRIC 12. As a result, comparative information differs from consolidated financial statements published for the year ended December 31, 2005.

Based on our assessments of the accounting principles applied by your company, we reviewed the correct restatement of the financial statement for the year ended December 31, 2005 and 2004, and information presented in the note 48 and 49 to the consolidated financial statement regarding this matter.

•  The note 2 to the consolidated financial statements sets out judgments and estimates made by the management. In connection with our audit, we considered that those judgments and estimates relate principally to financial, tangible and intangible assets (notes1-10, 1-20, 4, 5, 6, 7 and 10), differed tax assets (notes 1-19 and 12), provisions and pension benefits (notes 1-13, 1-15, 18 and 34) and financial instruments (notes 1-14 and 33). Our works included the evaluation of the data and assumptions on which those judgments and estimates were based, the review of the calculation, on a test basis, made by the company, and the review of the appropriateness of the information presented in the notes to the consolidated financial statements. Within the framework of the justification of our assessments, we ensured of the reasonableness of these estimates.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III. Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the group's management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Paris-La-Défense and Neuilly-sur-Seine, on 30 march 2007

The Statutory Auditors

SALUSTRO REYDEL Member of KPMG International	ERNST & YOUNG et Autres

Bernard Cattenoz Vialatte	Bertrand	Jean Bouquot Gounelle	Patrick

20.2  Statutory Financial Statements

Balance sheet as of December 31, 2006

(in euro)

	December 31, 2006			December 31, 2005
	GROSS	AMORT. & PROV.	NET	NET
Assets
SHARE CAPITAL SUBSCRIBED BUT NOT CALLED	-	-	-	-

NON-CURRENT ASSETS
Intangible assets	-	-	-	-
Preliminary expenses	-	-	-	-
Research & development expenditure
Concessions, patents, licenses, trademarks, processes, software, rights and similar	4,294,480	3,611,222	683,258	1,050,168
Purchased goodwill (1)	-	-	-	-
Other intangibles	-	-	-	-
Intangible assets under construction	9,837,811	-	9,837,811	3,072,072
Property, plant and equipment
Land	-	-	-	-
Buildings	-	-	-	-
Industrial and technical plant	-	-	-	-
Other plant and equipment	2,558,896	977,349	1,581,547	203,009
PP&E under construction	-	-	-	-
Payments on account - PP&E	-	-	-	-
Long-term loans and investments (2)
Equity investments	11,588,830,002	72,978,516	11,515,851,486	11,799,990,339
Loans to equity investments	4,523,054,911	-	4,523,054,911	3,700,346,220
Long-term portfolio investments (TIAP)	-	-	-	-
Other long-term investment securities	49,988,450	143,073	49,845,377	49,205,849
Loans	492,577	-	492,577	93,521
Other long-term loans and investments	369,886,213	-	369,886,213	258,340,946

TOTAL (I)	16,548,943,340	77,710,160	16,471,233,180	15,812,302,124

CURRENT ASSETS
Inventories and work-in-progress	-	-	-	-
Raw materials & supplies	-	-	-	-
Work in process - goods and services	-	-	-	-
Semi-finished and finished goods	-	-	-	-
Bought-in goods

Payments on account - inventories	1,267,899	-	1,267,899	451,609

Receivables (3) :
Trade receivables
Trade receivables and related accounts	108,987,706	-	108,987,706	116,480,520
Other receivables	3,155,703,101	-	3,155,703,101	2,807,817,975
Sundry receivables
Share capital subscribed and called but not paid in	-	-	-	-

Marketable securities
Treasury shares	156,473,955	-	156,473,955	236,468,375
Other securities	1,035,645,355	-	1,035,645,355	821,342,716
Treasury instruments - Assets	159,529,286	-	159,529,286	94,120,056

Cash at bank and in hand	43,796,938	-	43,796,938	100,625,283

Prepayments (4)	38,490,391	-	38,490,391	84,185,670

TOTAL (II)	4,699,894,631,	-	4,699,894,631	4,261,492,204
ACCRUED INCOME AND DEFERRED CHARGES
Deferred charges (III)	27,079,076	-	27,079,076	28,932,717
Bond redemption premiums (IV)	38,795,885	-	38,795,885	33,349,818
Unrealized foreign exchange losses (V)	68,706,536	-	68,706,536	15,929,717

GRAND TOTAL (I+II+III+IV+V)	21,383,419,468	77,710,160	21,305,709,308	20,152,006,580

(1) Of which leasehold rights			-	-
(2) Portion due within less than one year			91,587,859	25,525,695
(3) Portion due within more than one year			24,598,855	-
(4) Portion due within more than one year			23,851,756	67,194,411

	2006	2005

EQUITY AND LIABILITIES
SHAREHOLDERS’ EQUITY
Share capital (of which paid in: 2,063,132,750)	2,063,132,750	2,039,363,030
Additional paid-in capital	6,453,910,817	6,311,769,913
Revaluation reserves	-	-
Equity accounting revaluation reserve	-	-

Reserves:
Reserve required by law	131,507,792	112,086,317
Reserves required under the bylaws or contractually	-	-
Special long term capital gain reserve	-	118,824,052
Other reserves	343,226,042	227,372,591
Retained earnings	732,650,010	699,982,668
Net income (loss) for the period	414,945,460	388,429,495
SUB-TOTAL: Shareholders’ equity	10,139,372,871	9,897,828,066

INVESTMENT SUBSIDIES	-	-
TAX-DRIVEN PROVISIONS	-	-
TOTAL (I)	10,139,372,871	9,897,828,066

EQUITY EQUIVALENTS
Proceeds from issues of equity equivalent securities	-	-
Subordinated loans	-	-
Other	-	-
TOTAL (I B)	-	-

PROVISIONS :
Provisions for contingencies	70,955,790	17,005,638
Provisions for losses	7,420,512	10,000,000
TOTAL (II)	78,376,302	27,005,638

LIABILITIES (1) :
Convertible bonds	-	-
Other bonds	8,814,955,333	7,384,933,422
Bank borrowings (2)	384,551,290	354,714,624
Other borrowings	1,570,563,620	2,208,933,694
Payments received on account for work-in-progress	88,048	-

Operating liabilities
Trade payables and related accounts	57,280,933	55,061,229
Tax and employee-related liabilities	55,610,484	47,900,066
Other operating liabilities	-	5,798,240

Other liabilities
Amounts payable in respect of PP&E and related accounts	4,551,915	5,677,363
Tax liabilities (income tax)	-	-
Other sundry liabilities	40,180,370	35,759,106

Treasury instruments - Liabilities	43,625,545	28,113,048

DEFERRED INCOME AND MISCELLANEOUS
Deferred income	37,224,675	70,893,387
TOTAL (III)	11,008,632,213	10,197,784,179

UNREALIZED FOREIGN EXCHANGE GAINS (IV)	79,327,923	29,388,697

GRAND TOTAL (I+II+III+IV)	21,305,709,308	20,152,006,580

(1) Portion due in more than one year	8,494,198,790	7,754,592,774
Portion due in less than one year	2,477,208,746	2,372,298,019
(2) of which overdrafts and current bank facilities	18,067,749	7,722,257
(3) of which equity equivalent loans	-	-

Income statement for the year ended December 31, 2006

(in euro)	2006	2005

OPERATING REVENUE :
Sales of bought-in goods	-	-
Sales of own goods and services	325,548,450	299,267,516

NET SALES	325,548,450	299,267,516
Of which export sales	-	-

Changes in inventory of own production of goods and services	-	-
Own production capitalized	-	-
Operating subsidies	25,612	9,148
Write-back of depreciation, amortization and provisions and expense reclassifications	12,005,000	6,561,140
Other revenue	11,512	3,436
TOTAL (I)	337,590,574	305,841,240

OPERATING EXPENSES (2) :
Purchases of bought-in goods	-	-
Change in inventories of bought-in goods	-	-
Purchases of raw materials and other supplies	-	-
Change in inventories of raw materials and other supplies	-	-
Other purchases and external charges (*)	345,923,436	315,287,429
Duties and taxes other than income tax	8,370,840	6,715,429
Wages and salaries	39,172,598	32,134,706
Social security contributions	15,549,059	13,703,555
Depreciation, amortization and charges to provisions :
On non-current assets: depreciation and amortization	5,227,263	6,391,537
On non-current assets: charges to provisions	-	-
On current assets: charges to provisions	-	-
For contingencies and losses: charges to provisions	45,400	10,000,000
Other charges	2,161,447	1,183,287
TOTAL (II)	416,450,043	385,415,943

1. OPERATING INCOME (I - II)	(78,859,469)	(79,574,703)

JOINT VENTURE OPERATIONS :
Profits transferred in or losses transferred out (III)	-	-
Profits transferred out or losses transferred in (IV)	-	-

(*) Of which: Equipment finance lease installments	-	-
Real estate finance lease installments	-	-

(1) Of which income relating to prior periods	-	-
(2) Of which expenses relating to prior periods	-	-

	2006	2005

FINANCIAL INCOME (3)
Financial income from equity investments	724,025,052	465,718,224
Revenue from other securities and long-term receivables	2,065,683	2,465,039
Other interest and similar income	207,995,197	194,628,156
Write-back of provisions and expense reclassifications	33,820,898	186,558,338
Foreign exchange gains	299,759,956	234,185,435
Net proceeds from the sale of marketable securities	25,197,943	-
TOTAL (V)	1,292,864,729	1,083,555,192

FINANCIAL EXPENSES
Amortization and charges to provisions for financial items	84,779,350	33,521,886
Interest and similar expenses (4)	565,855,251	402,694,231
Foreign exchange losses	299,935,120	326,448,051
Net expenses on sales of marketable securities	-	195,488
TOTAL (VI)	950,569,721	762,859,656

2. NET FINANCIAL INCOME (EXPENSE) (V-VI)	342,295,008	320,695,536

3. NET INCOME FROM ORDINARY ACTIVITIES BEFORE TAX (I-II+III-IV+V-VI)	263,435,539	241,120,833

EXCEPTIONAL INCOME
Exceptional income from non-capital transactions	2,800	239,307
Exceptional income from capital transactions	254,313,591	344,606
Write-back of provisions and expense reclassifications	-	-
TOTAL (VII)	254,316,391	583,913

EXCEPTIONAL EXPENSES
Exceptional expenses on non-capital transactions	7,549,657	80,214,444
Exceptional expenses on capital transactions	324,605,388	113,340
Exceptional depreciation, amortization and charges to provisions	7,442,958	1,420,180

TOTAL (VIII)	339,598,003	81,747,964

4. NET EXCEPTIONAL ITEMS (VII-VIII)	(85,281,612)	(81,164,051)

STATUTORY EMPLOYEE PROFIT-SHARING (IX)	-	-

INCOME TAX EXPENSE (X)	236,791,533	228,472,713

TOTAL INCOME (I+III+V+VII)	1,884,771,694	1,389,980,344
TOTAL EXPENSES (II+IV+VI+VIII+IX-X)	1,469,826,234	1,001,550,849
NET INCOME (LOSS)	414,945,460	388,429,495

(3) Of which income from related parties	908,170,343	631,552,196
(4) Of which interest charged by related parties	14,974,920	15,005,829

Proposed distribution of 2006 net income

(in euro)	2006

2006 accounting net income	414,945,460

Retained earnings	732,650,010
Gross distributable reserves	1,147,595,470

Dividend distribution (€1.05 x 397,372,242 shares) (1)	417,240,854
Reserve required by law	20,747,273

Retained earnings	709,607,342
Gross distributable reserves	1,147,595,470

(1) As of December 31, 2006, the share capital comprises 412,626,550 shares, including 15,254,308 treasury shares. As treasury shares do not confer entitlement to dividends, the total distribution may change depending on the number of treasury shares held at the dividend payment date.

Statement of source and application of funds

(in € thousands)	2006	2005

SOURCE OF FUNDS:

Operating cash before changes in working capital	618,530	253,217

Disposals or decreases in non-current assets:
Disposals of intangible assets and PP&E	-	-
Disposals of equity investments	174,426	101
Repayment of contributions	-	22,547
Repayment of financial receivables (long-term advances)	365,114	259,537
Repayment of deposits and guarantees	463,158	3,880

Increase in shareholders’ equity	165,911	38,756

New medium and long-term borrowings	1,440,400	2,706,913

TOTAL SOURCE OF FUNDS	3,227,539	3,284,951

APPLICATION OF FUNDS:

Dividend distribution (excluding withholding tax)	336,341	265,417

Acquisitions or purchases of non-current assets:
Intangible assets and PP&E	9,173	3,216
Long-term loans and investments:
Equity investments	324,432	210,286
Long-term financial receivables	1,228,500	1,290,328
Deposits and guarantees	468,678	-
Other long-term loans and investments	106,925	12

Decrease in shareholders’ equity	2,971	-

Principal payments on borrowings	90,381	3,542,706

TOTAL APPLICATION OF FUNDS	2,567,401	5,311,965
Increase / decrease in working capital	660,138	(2,027,014)
TOTAL	3,227,539	3,284,951

Notes to the company financial statements

1. Major events of the period
1.1. New Bond Issues

Three bond issues were performed in 2006. The first issue of €150 million performed on January 18, 2006 and maturing July 18, 2007, was partially redeemed in the amount of €8 million in October 2006. A second bond issue of €300 million was performed on February 15, 2006, maturing February 15, 2008 and a third bond issue of €1 billion was performed on November 24, 2006, maturing January 16, 2017.

1.2. Maturity and Redemption of Bond Issues

1.3.1. Maturity of a Bond Issue

A bond issue of €20 million issued in August 2001 arrived at maturity in August 2006.

1.3.2. Partial Redemption of Two Bond Issues

Veolia Environnement performed two partial redemptions on two bond issues for a total amount of €17 million in October 2006.

1.3. Roll-Out of the Veolia Trademark within the Group

The roll-out of the Veolia Environnement trademark launched at the end of 2005 took full effect in 2006, with the launch of a television advertising campaign and a change of logo for all assets used by Veolia Environnement (vehicles, branches, waste bins, etc.). The loss provision of €8.9 million recorded at the end of 2005 to cover these costs was utilized in full during the year.

Royalty payments were introduced for the use of the Veolia trademark and rebilled to each division for a total amount of €9.6 million in 2006.

1.4. VEFO Net Asset Manager

As sole shareholder of Veolia Environnement Financière de l’Ouest, Veolia Environnement performed a dissolution without liquidation of this subsidiary and transferred its net assets on May 16, 2006.

This operation resulted in the cancellation of the VEFO equity investment recorded in Veolia Environnement non-current assets in the amount of €301 million and the removal of the current account credit balance of €308.9 million.

This operation, which was not performed with retroactive effect for accounting purposes in accordance with the new rules governing mergers, generated an asset regrouping premium of €10.8 million.

1.5. Divestment of Group Investment

After repurchasing the put options held by S.G.B.T. and C.D.C. Ixis on April 10, 2006 as part of the refinancing of its investment in South Water, Veolia Environnement sold 330,000 Southern Water shares to Southern Water Capital Limited, a UK company, for a consideration of GBP 120.9 million or €174.3 million.

1.6. Other Events

1.6.1. Share Capital Increase Reserved for Employees

By decision of the Chairman and Chief Executive Officer on December 15, 2006 and in accordance with the authorization granted by the Annual Shareholders’ Meeting of May 11, 2006 in the twenty-third resolution, Veolia Environnement performed a share capital increase of €72.5 million, subscribed by members of French and International Group Savings Plans.

This share capital increase received an additional employer contribution in the form of new shares with a value of €8.4 million.

Therefore, 1,931,340 new shares were created at €37.52 each, representing an increase in share capital of €9.7 million and additional paid-in capital of €62.8 million.

The new shares rank for dividends from January 1, 2006, are equivalent to existing shares and confer entitlement to dividends distributed in 2007 in respect of 2006.

1.6.2. Exercise of Stock Subscription Options

Stock options exercised in 2006 led to the creation of 2,781,312 new shares with a par value of €5 each, representing a share capital increase of €13.9 million. The related additional paid-in capital is €79.1 million. The stock options exercised mainly concerned plans granted in 2001, 2002 and 2003.

1.6.3. Purchases and Sales of Treasury Shares

Pursuant to the authorization granted by the Annual Shareholders’ Meeting of May 11, 2006 in the sixteenth resolution, Veolia Environnement sold 3,424,934 treasury shares classified as marketable securities for a total consideration of €159.6 million, realizing a capital gain of €79.6 million.

At the same time, Veolia Environnement purchased 2,689,000 treasury shares for a consideration of €106.9 million. These shares are classified in other long-term loans and investments as they are earmarked for external growth operations.

1.6.4. Transfer of the Balance On the Special Long-term Capital Gains Reserve to an Ordinary Reserve Account and Payment of the Resulting Special Tax

Pursuant to Article 39-IV of the 2004 Amended Finance Law (n° 2004-1485 of December 30, 2004), Veolia Environnement transferred the balance on its special long-term capital gains reserve of €118.8 million to an ordinary reserve account.

In accordance with an opinion issued by the Urgent Issues Taskforce of the French National Accounting Institute (Conseil National de la Comptabilité - Opinion n° 2005-A of February 2, 2005), the special tax of €2.9 million due in respect of this transfer was deducted from the amount of the reserve, by offset against a French State, tax payable account.

2. Accounting principles and methods

2.1. Basis of preparation

The company financial statements for the year ended December 31, 2006 are prepared and presented in accordance with legislative and regulatory provisions applicable in France.

Amounts recorded in the accounts are valued on a historical cost basis.

The accounting period ends on December 31, 2006 and has a duration of 12 months.

2.2. Main accounting policies

Non-current assets: On initial recognition in the accounts, non-current assets are recorded at acquisition cost if acquired for valuable consideration, at market value if acquired for nil consideration or at production cost if produced by the company.

Intangible assets: Software is amortized over the expected period of use, of between one and four years.

Property, plant and equipment: Depreciation is calculated over the expected period of use. More specifically, fixtures and fittings and installations are depreciated on a straight-line basis over ten years. IT hardware is depreciated on a declining balance basis over periods of three to five years. Furniture and office equipment is depreciated on a straight-line basis over periods of between five and ten years. Finally, vehicles are depreciated on a straight-line basis over five years.

Equity investments: This heading records the acquisition cost of securities held by Veolia Environnement in companies over which it exercises control or significant influence, directly or indirectly.

At the date of entry into company assets, the net carrying amount of “Equity investments” is their acquisition cost. The company has elected to capitalize costs relating to the acquisition of equity investments. At all other dates, equity investments are measured at their value in use to the company, determined based on criteria encompassing profitability, growth perspectives, net assets and the stock market value of securities held, where applicable. Where the net carrying amount of an equity investment exceeds its value in use, an impairment provision is recorded in the amount of the difference.

Other long-term loans and investments: Treasury shares are recorded in long-term investment securities when earmarked for external growth operations. They are recognized at acquisition cost and an impairment provision is recorded if their market value is less than their net carrying amount.

Marketable securities: Marketable securities comprise treasury shares held in respect of Group Savings Plans and stock option plans and other highly liquid investment securities. Treasury shares are classified as marketable securities when purchased for presentation to employees under stock option plans and employee savings plans benefiting certain employees. Marketable securities are recognized at acquisition cost and an impairment provision is recorded if their market value is less than their net carrying amount.

Foreign currency-denominated transactions: During the year, foreign currency-denominated transactions are translated into euro at the daily exchange rate.

Liabilities, receivables and cash balances denominated in currencies other than the euro are recorded in the balance sheet at their euro equivalent determined using year-end exchange rates. Gains and losses resulting from the translation of foreign currency liabilities and receivables and related hedge transactions at year-end exchange rates are recorded in Unrealized foreign exchange gains and losses.

Based on the overall foreign exchange position for each currency, contingencies provisions are recorded to cover all unrealized losses.

Recognition of financial transactions: Financial operations (loans, borrowings, derivatives, etc.) are recognized at the value date, with the exception of cash pooling transactions with subsidiaries which are recognized at the trade date.

Derivatives: Veolia Environnement manages its market risks relating to fluctuations in interest rates and foreign exchange rates using derivatives and notably interest rate swaps, interest rate option contracts (caps and floors), currency forwards, currency swaps and currency options. These instruments are primarily used for hedging purposes.

The notional amounts of these instruments are recorded in specific off-balance sheet accounts.

Inflation-linked bond issue : the issue in fixed on issue and amortized on time apportioned basis over the bond term.

Bond redemption, equal to the difference between the redemption value and the nominal value is revalued on the basis of inflation ration observed at each accounting closing.

Interest-rate derivatives:

Income and expenses relating to the use of these instruments are recognized in the Income statement to match income and expenses on the hedged transactions. Certain transactions satisfying the criteria laid down in the Veolia Environnement hedging policy are not recognized as hedges for accounting purposes. These transactions are recognized as follows:

•	Unrealized losses, calculated for each instrument traded over-the-counter (OTC), are fully provided;

•	Unrealized gains on OTC instruments are recognized in income on the unwinding of the transaction only;

•	Unrealized gains and losses on instruments traded on organized markets are recognized directly in profit or loss.

Currency derivatives:

Firm currency financial instruments are valued by comparison with the closing exchange rate defined by the European Central Bank. The difference between the spot rate of the instrument and the closing rate is recognized in unrealized foreign exchange gains and losses and the difference between the forward rate and the spot rate of the instrument is recorded in a specific financial instruments account entitled “premium/discount”. This distinguishes the interest rate impact from the currency impact. These forward currency instruments are included in the overall foreign currency position.

Valuation of provisions for contingencies and losses: Provisions for contingencies and losses are valued at the best estimate of the outflow of resources necessary to settle the obligation. When valuing a single obligation in the presence of several valuation assumptions concerning the outflow of resources necessary, the best estimate is the most probable assumption.

Valuation of provisions for paid leave, incentive schemes and bonuses:

Provision for paid leave:

As the reference period for the acquisition of entitlement is the calendar year, that is from January 1 to December 31 of the current year and all employees are required to take all leave before the end of each fiscal year, the company does not record a provision for paid leave.

Provision for incentive schemes:

Under the current agreement, the unit amount of incentive payments is based on the rate of growth in profits, adjusted for exogenous factors and changes in scope that could significantly affect trends. Based on the observed growth rate, the level of incentive payments is determined using a clearly defined chart. The total euro amount of incentive payments provided is equal to the individual amount determined above multiplied by the number of beneficiaries given by the Human Resources Department.

Provision for bonuses:

This provision is determined based on the amount of bonuses awarded in the previous year multiplied by an estimated percentage increase and adjusted for changes in employee numbers.

Concept of Income from ordinary activities and Exceptional items: Items concerning the ordinary activities of the company, even if exceptional in amount or frequency, are included in Income from ordinary activities. Only those items that do not concern the ordinary activities of the company are recognized in exceptional items.

Valuation of employee-related commitments: Pursuant to Article L 123-13 of the French Commercial Code, Veolia Environnement has elected not to recognize a provision for retirement benefits and other employee commitments. This information is presented in off-balance sheet commitments in the notes to the financial statements.

3. Balance sheet assets

3.1. Non-current assets

Movements in gross values:

(in € thousands)	Opening balance	Additions	Disposals	Closing balance
Intangible assets	6,887	7,245	-	14,132
Property, plant and equipment	663	1,929	33	2,559
Long-term loans and investments
Equity investments	11,889,784	324,432	625,386	11,588,830
Loans to equity investments	3,700,346	1,244,173	421,464	4,523,055
Other long-term investment securities	49,206	18,743	17,960	49,989
Loans	93	419	20	492
Other long-term loans and investments	258,341	576,160	464,615	369,886
Total	15,905,320	2,173,101	1,529,478	16,548,943

Movements in depreciation, amortization and non-current asset provisions

(in € thousands)	Opening balance	Additions	Utilization/Release	Closing balance
Amortization of intangible assets	2,765	846	-	3,611
Depreciation of property, plant and equipment	460	550	33	977
Financial impairment provisions	89,793	143	16,815	73,121
Total	93,018	1,539	16,848	77,709
Nature of charges and releases:
. Operating		1,374	-
. Financial		143	16,815
. Exceptional		22	-
Total		1,539	16,815

Intangible assets:

Intangible assets consist of software in the amount of €4,294 thousand and intangible assets under construction of €9,838 thousand.

Long-term loans and investments:
a) Equity investments: Equity investments total €11,588,830 thousand as of December 31, 2006.

The increase in equity investments breaks down as follows:

(in € thousands)	Amount
Acquisition of Southern Water Investments Limited	324,247
Other acquisitions	185

The decrease in equity investments breaks down as follows:

(in € thousands)	Amount
Divestment of Southern Water Investments Limited	324,247
Net asset transfer of Veolia Environnement Financière de l’Ouest	301,050
Other disinvestments	89

b) Loans to equity investments: This heading totals €4,523,055 thousand as of December 31, 2006.

It breaks down as follows:

•  Resetting loans granted to:

(in € thousands)	Opening balance	Increase	Decrease	Foreign exchange translation	Closing balance
Campus Veolia Environnement	24,549	3	1,427	-	23,125
Total	24,549	3	1,427	-	23,125

•  Long-term advances granted to:

(in € thousands)	Opening balance	Increase	Decrease	Foreign exchange translation	Closing balance
Veolia Water	212,281	95,052	64	(22,124)	285,145
Veolia Transport	822,207	196,906	64,385	(2,435)	952,293
Veolia Eau (Compagnie Générale des Eaux)	915,864	87,248	15,620	6,376	993,868
Veolia Propreté	1,307,760	448,807	92,433	(32,141)	1,631,993
Centre d’Analyses Environnementales	6,001	702	1	-	6,702
Dalkia International	410,880	415,450	196,455	(652)	629,223
Ofis (Office Français d’Ingénierie Sanitaire)	804	5	104	-	705
Total	3,675,797	1,244,170	369,062	(50,976)	4,499,929

c) Other long-term investment securities: This heading comprises subordinated shares issued as part of a securitization program launched in 2002 in the amount of €44,982 thousand (including accrued interest) and shares in the Demeter venture capital mutual fund in the amount of €5,006 thousand. Veolia Environnement is a qualified investor within the meaning of Article L.411-2 of the French Monetary and Financial Code.

d) Other long-term loans and investments: This heading includes 8,726,400 treasury shares with a gross value of €323,185 thousand, pound sterling and US dollar guarantee deposits in respect of subsidiary financing operations of €36,662 thousand and other foreign currency deposits of €9,336 thousand.

3.2. Prepayments

Prepayments total €38,490 thousand and include swap balancing cash adjustments of €34,710 thousand, interest paid in advance on treasury notes of €2,503 thousand and operating prepayments of €1,277 thousand concerning in particular insurance, rent, sub-contracting and professional fees.

3.3. Accrued income and deferred charges

3.3.1. Bond redemption premiums

Bond redemption premiums total €38,796 thousand.

Redemption premiums on other bonds are amortized on a straight-line basis over the bond term.

A new bond issue led to the payment of a redemption premium of €9,600 thousand.

3.3.2. Deferred charges: loan issue costs

Bond issue costs are spread on a straight-line basis over the bond term. Net deferred charges as of December 31, 2006 total €18,196 thousand.

Other deferred charges total €8,883 thousand and mainly comprise issue costs incurred in prior years in setting up credit lines of €3,500 million and CZK 8,000 million and the cost of renegotiating these credit lines to €4,000 million and CZK 12,000 million respectively.

3.4. Accrued income (in € thousands)

ACCRUED INCOME INCLUDED IN BALANCE SHEET HEADINGS	2006	2005
Loans to equity investments	34,758	23,288
Other long-term investment securities	71	62
Loans	6	4
Other long-term loans and investments	558	700
Trade receivables and related accounts	44,710	42,617
Other receivables	8,100	9,503
Marketable securities	10,782	3,081
Treasury instruments	92,086	67,628
Total	191,071	146,883

3.5. Other receivables

Other receivables total €3,155,703 thousand and mainly comprise the following balances:

(in € thousands)	2006	2005
Current accounts with Veolia Eau (Compagnie Générale des Eaux )	755,875	723,540
Current account with Veolia UK	1,187,812	681,388
Current accounts with Veolia Propreté	305,272	473,239
Current accounts with Dalkia International	188,329	69,160
Current accounts with Veolia Water	118,676	341,892
Current account with Dalkia Holding	84,573	217,755
Tax group current accounts	60,067	24,027
Current accounts with Veolia Transport	229,861	181,111
Accrued interest receivable	8,057	9,323
“C” shares relating to the securitization program*	39,952	35,546
Current account with Campus Veolia Environnement	5,634	2,472
Current account with GIE Kléber	13,239	15,011
Current account with VIGIE 2	6,179	5,991
Current account with Sense	2,102	3,896
Current accounts with Collex	112,095	-
Current account with VIGIE 14 AS (formerly. Viven’Up)	667	-
Current account with STPE (formerly VIGIE 8)	644	-
VAT accounts	5,025	3,159
Income tax account	30,179	17,816

(*) The value of “C” shares carried by Veolia Environnement in respect of the receivables securitization program is €39,952 thousand. A liability of the same amount is recognized to these companies.

3.6. Foreign exchange gains and losses

All foreign-currency-denominated receivables and liabilities are hedged (currency swaps or cross-currency swaps). Only the difference between unrealized foreign exchange losses and unrealized foreign exchange gains is provided.

Unrealized foreign exchange losses of €68,707 thousand concern loans to equity investments, borrowings including loans and current accounts, as well as hedging derivatives.

Unrealized foreign exchange gains of €79,328 thousand concern the same headings.

The following table presents the overall foreign exchange position for the main currencies determined at the year-end.

3.6.1. Unrealized foreign exchange losses (in € thousands)

	Gross amount before hedging	Offset by currency hedge	Total net unrealized foreign
Heading concerned by the foreign exchange gain/loss	Unrealized gains	Unrealized losses	exchange loss after hedging	Provision for contingencies
Loans	-	-
Borrowings	-	-
Current accounts	26	-
Currency derivatives	0	6
Total AED	26	6	20	20
Loans	-	540
Borrowings	-	-
Current accounts	2,436	1,777
Currency derivatives	1,247	194
Total AUD	3,683	2,511	1,172	1,172
Loans	1,323	-
Borrowings	-	-
Current accounts	1,437	124
Currency derivatives	142	1,653
Total CAD	2,902	1,777	1,125	1,125
Loans	458	-
Borrowings	-	-
Current accounts	235	31
Currency derivatives	9	547
Total CHF	702	578	124	124
Loans	-	3,928
Borrowings	34,208	-
Current accounts	1	4,851
Currency derivatives	-	730
Total CZK	34,209	9,509	24,700	24,700
Loans	-	120
Borrowings	-	-
Current accounts	75	287
Currency derivatives	432	-
Total HUF	507	407	100	100
Loans	17	-
Borrowings	-	-
Current accounts	175	-
Currency derivatives	-	32
Total ILS	192	32	160	160
Loans	-	-
Borrowings	-	-
Current accounts	1,428	-
Currency derivatives	16	144
Total JPY	1,444	144	1,300	1,300
Loans	-	-
Borrowings	-	-
Current accounts	381	-
Currency derivatives	26	-
Total MXN	407	-	407	407
Loans	-	-
Borrowings	-	-
Current accounts	-	1
Currency derivatives	479	457
Total OMR	479	458	21	21
Loans	-	-
Borrowings	-	-
Current accounts	-	20
Currency derivatives	37	-
Total RON	37	20	17	17
Loans	398	-
Borrowings	-	-
Current accounts	315	116
Currency derivatives	177	116
Total SEK	890	232	658	658

	Gross amount before hedging	Offset by currency hedge	Total net unrealized foreign
Heading concerned by the foreign exchange gain/loss	Unrealized gains	Unrealized losses	exchange loss after hedging	Provision for contingencies
Loans	74	-
Borrowings	-	-
Current accounts	565	-
Currency derivatives	22	155
Total SGD	661	155	506	506
Loans	-	-
Borrowings	-	-
Current accounts	38,187	-
Currency derivatives	-	-
Total USD	38,187	-	38,187	38,187
Loans	-	20
Borrowings	-	-
Current accounts	226	-
Currency derivatives	4	-
Total ZAR	230	20	210	210
Grand total	84,556	15,849	68,707	68,707

3.6.2. Unrealized foreign exchange gains (in € thousands)

	Gross amount before hedging	Offset by currency hedge	Total net unrealized foreign exchange
Heading concerned by the foreign exchange gain/loss	Unrealized losses	Unrealized gains	gain after hedging
Loans	7	-
Borrowings	-	-
Current accounts	-	94
Currency derivatives	-	31
Total DKK	7	125	118
Loans	1,838	4
Borrowings	-	251
Current accounts	33,508	39,262
Currency derivatives	120	919
Total GBP	35,466	40,436	4,970
Loans	1,722	-
Borrowings	-	-
Current accounts	113	609
Currency derivatives	2	2,055
Total HKD	1,837	2,664	827
Loans	-	-
Borrowings	-	-
Current accounts	-	1
Currency derivatives	-	2
Total LTL	-	3	3
Loans	388	1,320
Borrowings	-	-
Current accounts	137	561
Currency derivatives	48	913
Total NOK	573	2,794	2,222
Loans	205	768
Borrowings	-	-
Current accounts	-	7,831
Currency derivatives	836	1,208
Total PLN	1,041	9,807	8,766
Loans	-	-
Borrowings	-	-
Current accounts	-	-
Currency derivatives	-	4
Total SAR	-	4	4

	Gross amount before hedging	Offset by currency hedge	Total net unrealized foreign
Heading concerned by the foreign exchange gain/loss	Unrealized losses	Unrealized gains	exchange gain after hedging
Loans	-	1
Borrowings	-	-
Current accounts	1	-
Currency derivatives	-	-
Total SIT	1	1	1
Loans	-	4,248
Borrowings	-	-
Current accounts	12	2,099
Currency derivatives	4,092	84
Total SKK	4,103	6,431	2,328
Loans	94,040	1,682
Borrowings	-	126,199
Current accounts	16,798	12
Currency derivatives	4,036	47,070
Total USD	114,874	174,963	60,089
Grand total	157,902	237,228	79,328

3.7. Treasury shares (classified in marketable securities)

Veolia Environnement holds 15,254,308 treasury shares purchased under the share purchase program, including 8,726,400 classified in “Other long-term loans and investments” (see Note 3.1.d above). The remaining 6,527,908 shares, recorded in marketable securities and earmarked for an Employee Savings Plan, SEQUOIA, have a net value of €156,474 thousand at the year-end.

3.8. Other securities

Other securities total €1,035,645 thousand and include mutual fund investments of €822,389 thousand, monetary notes of €197,484 thousand, accrued interest of €10,782 thousand and Euronext shares of €4,991 thousand.

4. Balance sheet liabilities

4.1. Share capital and reserves

(in € thousands)	Opening balance	Increase	Share capital issue costs	Decrease	Closing balance
Share capital subscribed, called and paid	2,039,363	23,770	-	-	2,063,133
Additional paid-in capital	2,182,129	141,893	1,787	-	2,322,235
Additional paid-in capital (2003 share capital reduction)	3,443,099	-	-	-	3,443,099
Additional paid-in capital in respect of contributions	3,971	-	-	-	3,971
Additional paid-in capital in respect of bonds convertible into shares	681,881	-	-	-	681,881
Additional paid-in capital in respect of share subscription warrants	690	2,035	-	-	2,725
Reserve required by law	112,086	19,422	-	-	131,508
Special long term capital gain reserve	118,823	-	-	118,823	-
Frozen reserves	1	-	-	1	-
Other reserves	227,372	118,823	-	2,969	343,226
Retained earnings	699,983	32,667	-	-	732,650
Prior year net income	388,430	-	-	388,430	-
TOTAL BEFORE NET INCOME FOR THE YEAR	9,897,828	338,610	1,787	510,223	9,724,428
Net income for the year	-	414,945	-	-	414,945
TOTAL AFTER NET INCOME FOR THE YEAR	9,897,828	753,355	1,787	510,223	10,139,373

The share capital comprises 412,626,550 shares of €5 par value each, compared with 407,872,606  shares of €5 par value each as of December 31, 2005.

As indicated in the note on the major events of the year, Veolia Environnement performed a share capital increase on December 15, 2006 reserved for employees. This increase of €9,656,700 involved the issue of 1,931,340 new shares. The additional paid-in capital in respect of this increase is €62,807,176.80 euros.

The costs relating to the Group Savings Plan were deducted, net of tax, from additional paid-in capital in the amount of €1,787 thousand.

During 2006, 2,781,312 shares were created following the exercise of stock options, generating an increase in share capital of €13,906,560. The additional paid-in capital in respect of these share increases is €79,086,121.

Finally, 280,028 share subscription warrants issued in December 17, 2001 were exercised during the year, resulting in the presentation of 41,292 shares with a par value of €5 each in exchange. This generated an increase in the share capital of €206,460 and related additional paid-in capital of €2,034,916. Share subscription warrants not exercised lapsed on March 8, 2006.

Pursuant to the provisions of Article 39 of the 2004 Amended Finance Law reforming the long-term capital gains regime, the Annual Shareholders’ Meeting of May 11, 2006 decided to transfer the balance on the special long-term capital gains reserve of €118,824,052 to an ordinary reserve account.

Following this transfer, the special long-term capital gains reserve was nil.

The special tax due as a result of this transfer of €2,970,601 was deducted from the other reserves account.

In respect of fiscal year 2005, the Annual Shareholders’ Meeting decided to transfer an amount of €200 million to “Other reserves” from the special long-term capital gains reserve. The additional tax of 2.5% calculated on the amount of special long-term capital gains reserves, capped at €200 million after deduction of an allowance of €500 thousand, was deducted as of December 31, 2004 from retained earnings in the amount of €4,987,500.00 and transferred in 2005 to “Other reserves”.

As of December 31, 2006, “Other reserves” total €343,226 thousand.

4.2. Provisions for contingencies and losses

Movements in provisions for contingencies and losses:

(in € thousands)	Opening balance	Additional provision	Utilized	Released	Closing balance
Provision for foreign exchange risk	15,930	68,707	15,930	-	68,707
Provision for stock options	1,076	-	-	1,076	-
Provisions for other contingencies	-	2,249	-	-	2,249	(1)
Provisions for losses	10,000	7,421	10,000	-	7,421	(2)
Total	27,006	78,377	25,930	1,076	78,377
Nature of additional provisions and releases:
. Operating		45	10,000	-
. Financial		70,911	15,930	1,076
. Exceptional		7,421	-	-
Total		78,377	25,930	1,076

(1)	Including a provision for unrealized losses on financial instruments (trading) of €2,204 thousand.
(2)	This provision includes the minimum tax charge due by the Group in respect of 2004 and 2005.

4.3. Bond issues

(in € thousands)	Opening balance	Increase	Decrease	Foreign exchange translation	Closing balance
Other bonds	7,233,084	1,459,572	37,000	(35,748)	8,619,908
Accrued interest on other bonds	151,849	195,048	151,849	-	195,048
Total	7,384,933	1,654,620	188,849	(35,748)	8,814,956

The increase of €1,655 million breaks down as follows:

•	the issue of a €1,000 million fixed-rate bond in November 2006, maturing January 2017,

•	the issue of two floating-rate bonds of €150 million and €300 million in January and February 2006 respectively, maturing July 2007 and February 2008,

•	a €9.6 million increase in the inflation-linked bond,

•	accrued interest on bonds of €195 million.

The decrease of €189 million breaks down as follows:

•	the redemption of the EMTN issue on maturity in August 2006 in the amount of €20 million,
•	the partial redemption of two EMTN issues maturing July 2007 in the amount of €9 million and €8 million respectively,

•	reversal of accrued interest recognized as of December 31, 2005 of €151.8 million.

4.4. Bank and other borrowings

Bank and other borrowings total €1,955,115 thousand and comprise the following main balances:

(in € thousands)	2006	2005
Syndicated loan arranged by Crédit Lyonnais	363,835	344,828
Treasury note outstandings	733,000	1,033,000
Loan from Veolia Energie (Dalkia)	196,681	250,062
Current accounts with Veolia Environnement Services RE	32,187	35,076
Current accounts with Veolia Transport	11,896	26,725
Current account with Dalkia France	67,993	71,964
Current accounts with Veolia Eau (Compagnie Générale des Eaux)	477,663	448,099
Current accounts with Dalkia International	610	1,380
Current accounts with Veolia Propreté	47,671	26,969
Current account with Ofis	209
Current account with Centre d’Analyses Environnementales	202	-
Tax group current accounts	948	4,581
Bank accounts in overdraft	18,068	7,722
Current account with VEFO	-	308,963
Current account with Veolia Environnement Industries	854	1,284

4.5. Accrued expenses included in the following balance sheet headings:

(in € thousands)	2006	2005
Convertible bonds	-	-
Other bonds	195,048	151,849
Bank borrowings	2,649	2,165
Other borrowings	462	480
Trade payables and related accounts	55,491	52,175
Tax and employee-related liabilities	28,143	19,746
Other liabilities	229	5,948
Treasury instruments	19,995	4,267
Total	302,017	236,630

4.6. Tax and employee-related liabilities

Tax and employee-related liabilities total €55,610 thousand and mainly comprise VAT payable of €13,950 thousand, output VAT on sales of €9,215 thousand, the provision for performance bonuses and related social security contributions of €18,046 thousand and exit tax of €5,464 thousand.

4.7. Deferred income

Deferred income totals €37,225 thousand and mainly comprises balancing cash adjustments on derivatives of €37,100 thousand.

5. Debt maturity analysis

(in € thousands)	Amount	Falling due within one year	Falling due within more than one year
Non-current assets:
Loans to equity investments	4,523,055	36,248	4,486,807
Loans	492	464	28
Other long-term loans and investments	369,886	9,894	359,992
Current assets:
Group and associates	3,071,027	3,071,027	-
Trade receivables and related accounts	108,988	108,988
Other receivables	84,678	60,078	24,600
Total receivables	8,158,126	3,286,699	4,871,427

(in € thousands)	Amount	Falling due within one year	Falling due within one to five years	Falling due after five years
Liabilities:
Bonds	8,814,956	828,048	1,066,526	6,920,382
Other borrowings	1,099,945	736,110	218,301	145,534
Group and associates	640,421	640,421	-	-
Bank current accounts	18,068	18,068	-	-
Group loans	196,681	53,225	121,019	22,437
Sundry liabilities	-	-	-	-
Other	238,562	209,192	17,875	11,495
Total liabilities	11,008,633	2,485,064	1,423,721	7,099,848

6. Income statement

6.1. Net income from ordinary activities

Net income from ordinary activities before tax is €263.4 million.

Income:

Operating revenue is €337.6 million and includes indemnities received in full and final discharge of repair and maintenance work of €213.4 million, management fees received from subsidiaries of €85.2 million, and provision utilizations of €10 million, including €8.9 million in respect of the roll-out of the Veolia trademark.

Financial income is €1,292.8 million and mainly comprises interest received on current accounts and advances to Group companies of €278.2 million, foreign exchange gains of €299.8 million, dividends of €558.4 million, balancing cash adjustments received on financial instruments of €54 million and proceeds from the sale of marketable securities of €25.2 million.

Financial income also includes the reversal of provisions for foreign exchange losses in the amount of €15.9 million and of a provision for equity investments in the amount of €16.8 million.

Expenses:

Operating expenses total €416.4 million and include compensation paid in respect of repair and maintenance work of €217.6 million, personnel costs of €54.7 million (wages, salaries and social security contributions), taxes other than income tax of €8.4 million, administrative and management costs associated with the management of essential head office functions of €128.7 million and charges to depreciation, amortization and provisions of €5.3 million.

Financial expenses total €950.6 million and mainly comprise interest paid on borrowings and treasury notes less interest received on related hedges of €56 million, interest paid on subsidiary current accounts of €25.2 million, interest on bond issues of €332.2 million (including hedges), amortization of bond redemption premiums of €13.7 million, foreign exchange losses of €299.9 million, balancing cash adjustments paid on financial instruments of €56.6 million, premiums and discounts of €29.8 million and premiums paid on the repurchase of treasury share derivatives of €61.9 million.

Financial expenses also include a charge to provisions for foreign exchange losses of €68.7 million.

6.2. Exceptional items

Exceptional items represent a net expense of €85.3 million and mainly comprise the impact of the sale of Southern Water shares and net gains realized on the repurchase of treasury shares.

6.3. Income tax and the consolidated tax group

Within the framework of a tax group agreement, Veolia Environnement forms a tax group with those subsidiaries at least 95% owned that have elected to adopt this regime. Veolia Environnement is liable for the full income tax charge due by the resulting tax group. It is also liable for the minimum income tax charge, and, where applicable, any withholding tax payable by tax group companies.

The income tax expense is allocated to the different entities comprising the tax group according to the “neutrality” method. Each subsidiary bears the tax charge to which it would have been liable if it were not a member of the tax group. The parent company records its own tax charge and the tax saving or additional charge resulting from application of the tax group regime. Given the characteristics of the tax group, the CNC Urgent Issues Taskforce Opinion n°2005-B of March 2, 2005 does not apply to the company.

The tax group election came into force on January 1, 2001 for a period of five years and benefits from tacit renewal failing explicit termination by Veolia Environnement at the end of this five-year period.

The application of the tax group regime in 2006 is reflected in the Veolia Environnement financial statements by a tax saving of €225.2 million.

6.4. Net income for the year

The net income for 2006 is €414.9 million.

7. Other information

7.1. Off-balance sheet commitments

7.1.1. Commitments given:

Commitments given by Veolia Environnement, primarily financing guarantees on behalf of subsidiaries, total €3,040 million as of December 31, 2006, including counter-guarantees (in € thousands):

COMMITMENTS GIVEN	Amount
Discounted notes not yet matured	-
Endorsements and guarantees (1)	3,014,920
Equipment finance lease commitments	-
Real estate finance lease commitments	-
Retirement commitments and related benefits (2)	24,963
Other commitments given	-
Total (2)	3,039,883
(2) of which commitments given to:
- management inclused payment disclosed here after (see a)	5,566
- related entities	-
of which collateral-backed commitments	9,112

(1) Additional information on retirement commitments and related benefits:

Commitments are broken down in the following table (in € thousands):

Retirement commitments pursuant to Article 14 of the Collective Bargaining Agreement	4,984
Collective insurance contract in favor of Group executives	11,206		Rebilled in part to Group subsidiaries
Insurance company contract in favor of Executive Committee members	8,773	(a)
Total	24,963

(a) Net of payments of €7,500 thousand in 2006.

Note: The above presentation does not omit the existence of a material off-balance sheet commitment.

7.2.  Specific contractual commitments

The financial management of maintenance and repair costs for installations provided by delegating authorities, for the majority of French subsidiaries, was mutualized and centralized until December 31, 2003 within Veolia Environnement and, partially, since January 1, 2004 within Veolia Eau (Compagnie Générale des Eaux). Therefore, Veolia Environnement, as an active partner of all water and heating subsidiaries, undertakes to repay all maintenance and repair costs incurred by them in respect of contractual obligations to local authorities under public service delegation contracts. In return, the subsidiaries pay an indemnity to Veolia Environnement corresponding to the amortization of forecast maintenance and repair costs.

The position of active partner provides Veolia Environnement with the ability to appoint managers and control the activities of the subsidiaries concerned, but renders it joint and severally liable for all liabilities of these subsidiaries.

With respect to the financial management of repair and maintenance costs, Vivendi Universal undertook to pay an indemnity to the company and then transferred this obligation to Société Générale under a perfect delegation contract on December 21, 2004. As such, Vivendi Universal no longer has any obligation to Veolia Environnement in this respect. Conversely, Société Générale, which holds 1.54 % of the share capital of the company and is considered a related entity, is liable to the company in this respect for a maximum amount, equal to €98,513,887 as of December 31, 2006, payable each year up to 2010 under the conditions laid down in the contract. A portion of these indemnities is retroceded by Veolia Environnement to Veolia Eau - Compagnie Générale des Eaux under the terms of the contract of December 16, 2003. For 2006, the company claimed an amount of €37,857,230 from Société Générale and recognized in the accounts an amount of €23,317,255 to be retroceded to Veolia Eau - Compagnie Générale des Eaux.

7.3.  Derivative financial instruments and counterparty risk

As a result of its businesses, Veolia Environnement is exposed to various financial risks. The company uses derivative financial instruments to manage interest rate risks inherent to its financing activities, to a large extent on behalf of its subsidiaries.

Veolia Environnement does not expect the default of any counterparties which could have a material impact on transaction positions or results.

As of December 31, 2006, the main derivative products held primarily comprised:

•	caps and floors,

•	interest rate swaps,

•	trading swaps,

•	cross currency swaps,

•	forward purchases of currency,

•	forward sales of currency,

•	currency options.

The following table presents the net carrying amount of derivatives at the year-end:

(in € thousands)	Asset	Liability
Accrued interest on swaps	92,086	19,995
Interest rate option premiums	8,391	-
Currency derivatives	55,218	13,183
Premium/discount*	3,834	2,118
Prepayments	34,710	-
Deferred income	-	37,100
Total	194,239	72,396

(*) The premium/discount represents the difference between the spot rate and the forward rate of the instruments. It is amortized over the term of the financial instrument.

Accrued interest receivable or payable on these instruments is broken down in the headings “Accrued income” and “Prepayments”.

The notional amounts of interest-rate swaps globally designated as interest rate hedges at the period-end are presented in the following table:

(in € thousands)		Foreign currency amount	€ equivalent
Swaps hedging long-term debt
Fixed-rate payer/floating-rate receiver swaps	EUR	477,211	477,211
Fixed-rate payer/floating-rate receiver swaps	AUD	100,000	59,913
Fixed-rate payer/floating-rate receiver swaps	CZK	3,000,000	109,150
Fixed-rate payer/floating-rate receiver swaps	NOK	720,000	87,400
Fixed-rate payer/floating-rate receiver swaps	USD	200,000	151,860

Floating-rate payer/fixed-rate receiver swaps	EUR	3,326,902	3,326,902
Floating-rate payer/fixed-rate receiver swaps	AUD	100,000	59,913
Floating-rate payer/fixed-rate receiver swaps	NOK	720,000	87,400
Floating-rate payer/fixed-rate receiver swaps	USD	407,000	309,036

Floating-rate payer/floating-rate receiver swaps	EUR	1,250,000	1,250,000
Floating-rate payer/floating-rate receiver swaps	USD	-	-
Total			5,918,785
Swaps hedging short-term debt
Floating-rate payer/fixed-rate receiver swaps	EUR	49,547	49 547
Total			49,547
Caps hedging long-term debt
Caps	EUR	1,100,000	1,100,000
Caps	USD	500,000	379 651
Total			1,479,651

The notional amounts of cross currency swaps and forward currency swaps (currency hedge) at the period-end are presented in the following table:

(in € thousands)	Purchases	Sales
Currency hedging instruments:
Cross currency swaps:
USD	262,613	-
Total	262,613	-
Currency forwards:
USD	762,819	78,884
GBP	1,115,752	7,415
PLN	164,997	-
CZK	-	122,991
AUD	159,503	33,158
Other currencies	577,361	45,589
Total	2,780,432	288,037

7.4. Average workforce

	Salaried employees	Employees at the disposition of the company
Executives	278	18,91
Supervisors and technicians	18	3,25
Administrative employees	8	2
Workers	0	-
Total	304	24.16

7.5. Executive compensation

Compensation granted to members of (in euros)	Amount
Management bodies	2,701,407

The above amount includes only compensation borne by the company. Compensation paid by other entities is, therefore, excluded.

7.6. Specific information on individual training entitlement

Entitlement vested between May 7, 2004 and December 31, 2006 in respect of individual training entitlement represents 5,397 cumulative training hours. A training request has not yet been received in respect of 5,337 hours.

7.7. Deferred tax

Deferred tax liability (in € thousands)	Amount
Tax-driven provisions:
Accelerated depreciation	-
Provisions for price increase	-
Provisions for exchange rate fluctuations	-
Other:
Investment subsidy	-
Income temporarily non-taxable	-
Income deferred for accounting but not tax purposes	6,106
Total	6,106

Deferred tax asset	Amount
Provisions not deductible in the year recorded:
- Provisions for paid leave	-
- Statutory employee profit-sharing	-
- Provisions for contingencies and losses	-
- Other non-deductible provisions	52,168
Other:
- Amortization of the OCEANE bond premium	-
- Taxed income not recognized	626
- Amortization of option premiums	27,359
- Unrealized foreign exchange gains	79,328
Total	159,481
Tax losses carried forward	899,577
Long-term capital losses	-

The impact of these temporary differences on the financial statements, as if the company were taxed separately, identifies a theoretical net tax receivable of €362,531 thousand.

7.8. Related party transactions

Related parties consist of companies likely to be fully consolidated in the consolidated financial statements of Veolia Environnement Group.

The main transactions with related parties and amounts due to or from related parties are as follows:

(in € thousands)	2006	2005
Equity investments net of provisions	11,515,721	11,799,860
Loans to equity investments	4,523,055	3,700,346
Other receivables	3,079,084	2,749,656
Trade receivables	70,073	78,691
Long-term borrowings	837,102	1,175,454
Other liabilities	32,852	42,885
Operating revenue	283,404	263,091
Operating expenses	248,940	240,750
Financial income (1)	908,170	631,552
Financial expenses (1)	137,350	15,006
Exceptional income	74	101
Exceptional expenses	89	113

(1) Including foreign exchange gains and losses on transactions with related parties provided in accordance with the overall foreign exchange position per currency principle.

7.9. Subsidiaries and equity investments

Investments:

Investments within the meaning of Article L. 233-7 of the French Commercial Code (crossing of investment thresholds laid down by law):

The table providing a breakdown of equity investments is presented at the end of the notes to the financial statements.

SUBSIDIARIES AND EQUITY INVESTMENTS

	Number of	Share	Shareholders’ equity other than share	% share capital	Carrying amount of shares held		Loans and advances granted by the company	Guarantees provided by the	2005	2006	2005 net	2006 net	Dividends recorded in the last fiscal
Company	shares held	capital (2)	capital (*) (2)	held	GROSS (2)	NET (2)	(gross) (**) (2)	company (2)	revenue (2)	revenue (2)	income (2)	income (2)	year (2)	Year-end
Veolia Eau (Compagnie Générale des Eaux)(1), 52, rue d’Anjou, 75008 Paris	214,187,293	2,207,287	1,046,139	100%	8,300,000	8,300,000	1,747,266	-	3,275,292	3,393,701	412,295	448,868	383,395	Dec. 31, 2006

Veolia Energie (Dalkia)(1), 37, av. Mal. de Lattre de Tassigny, 59350 Saint-André-Lez-Lille cedex	42,069,294	968,869	300,402	66%	641,342	641,342	84,573	-	110,440	127,032	88,700	105,378	42,069	Dec. 31, 2006

Veolia Propreté(1),, 163-169, av. G. Clémenceau, 92000 Nanterre	8,563,096	137,014	1,689,298	100%	1,579,891	1,579,891	1,913,004	-	246,228	868,162	103,600	337,865	110,034	Dec. 31, 2006

Veolia Transport 163-169, av. G. Clémenceau, 92000 Nanterre	12,246,006	195,936	189,748	100%	706,000	706,000	1,174,642	-	125,269	228,221	5,733	-55,444	-	Dec. 31, 2006

Proactiva Medio Ambiente SA, Torre Puerta de Europa, Paseo de la Castellana, Madrid	4,710	56,520	76,786	50%	119,733	47,201	-	-	224,404	234,554	3,636	4,439	-	Dec. 31, 2006

Veolia UK(1),	865,733	1,288	19,683	99,88%	1,387	1,387	1,187,812	-	228,577	232,457	197,570	186,186	-	Dec. 31, 2006

S.I.G. 41	2,493	38	(13)	99.72%	38	38	-	-	-	-	(1)	3	-	Dec. 31, 2006

V.I.G.I.E. 1	3,813	38	(15)	99.82%	38	38	-	-	-	-	(1)	(2)	-	Dec. 31, 2006

V.I.G.I.E. 2	3,813	38	(897)	99.82%	38	38	6,179	-	-	-	459	94	-	Dec. 31, 2006

V.I.G.I.E. 3	41,829	251	(4)	100%	266	251	2	-	-	-	(69)	63	-	Dec. 31, 2006

Veolia Environnement Service RE	2,499,989	3,000	1,428	100%	3,000	3,000	-	-	1,106	241	442	768	-	Dec. 31, 2006

V.I.G.I.E 9	3,813	38	(27)	99.82%	38	38	-	-	-	-	(1)	(14)	-	Dec. 31, 2006

V.I.G.I.E 10	6,194	37	-	99.90%	52	37	-	-	-	-	(2)	(2)	-	Dec. 31, 2006

CAMPUS VEOLIA ENVIRONNEMENT	882,200	11,000	(874)	80.20%	8,822	8,822	28,755	-	21,160	25,158	(638)	(173)	-	Dec. 31, 2006

	Number of	Share	Shareholders’ equity other than share	% share capital	Carrying amount of shares held		Loans and advances granted by the company	Guarantees provided by the	2005	2006	2005 net	2006 net	Dividends recorded in the last fiscal
Company	shares held	capital (2)	capital (*) (2)	held	GROSS (2)	NET (2)	(gross) (**) (2)	company (2)	revenue (2)	revenue (2)	income (2)	income (2)	year (2)	Year-end

V.I.G.I.E. 14 AS	3,700	37	(350)	100%	453	37	667	-	-	-	5	(356)	-	Dec. 31, 2006

V.I.G.I.E. 15 AS	3,700	37	(5)	100%	37	37	-	-	-	-	-	-	-	Dec. 31, 2006

G.I.E. GECIR	5	-	900	5%	35	35	-	-	18,389	20,006	835	900	-	Dec. 31, 2006

V.N.A.O. (3),	0.725		76,620	0.001%	188,041	188,041	-	-	36	776	(238,390)	19,817	-	Dec. 31, 2006

C.A.E.	22,500	250	25	90%	225	225	6,700	-	8,073	10,103	15	21	-	Dec. 31, 2006

CODEVE	3,000,000	38,000	1,681	100%	38,000	38,000	-	-	44,968	58,339	212	1,146	-	Dec. 31, 2006

VEOLIA ENVIRONNEMENT INDUSTRIE	33,334	500	831	100%	1,113	1,113	-	-	2,384	3,124	140	62	-	Dec. 31, 2006

V.I.G.I.E. 17 AS	3,700	37	(1)	100%	37	37	-	-		-		(1)	-	Dec. 31, 2006

V.I.G.I.E. 18 AS	3,700	37	(1)	100%	37	37	-	-		-		(1)	-	Dec. 31, 2006

V.I.G.I.E. 19 AS	3,700	37	(1)	100%	37	37	-	-		-		(1)	-	Dec. 31, 2006

V.I.G.I.E. 20 AS	3,700	37	(1)	100%	37	37	-	-		-		(1)	-	Dec. 31, 2006

Other subsidiaries and equity investments (less than 1% of share capital)

VIGEO	1,300	15,910	(6,852)		130	130	-	-	3,297	-	(1,598)	-	-	Dec. 31, 2006

	Number of	Share	Shareholders’ equity other than share	% share	Carrying amount of shares held		Loans and advances granted by the company	Guarantees provided by the	2005	2006	2005 net	2006 net	Dividends recorded in the last fiscal
Company	shares held	capital (2)	capital (*) (2)	capital held	GROSS (2)	NET (2)	(gross) (**) (2)	company (2)	revenue (2)	revenue (2)	income (2)	income (2)	year (2)	Year-end
VE EST	1	2,100	(62)	-	0.01	0.01	-	-	-	-	(13)	1	-	Dec. 31, 2006

V.I.G.I.E. 16 AS	1	37	(1)	-	0.01	0.01	-	-			-	(1)	-	Dec. 31, 2006

CLIG2	1			-	0.02	0.02	-	-		-			-	Dec. 31, 2006

CLIG3	1	38	(15)	0.04%	0.02	0.02	-	-		-		(3)	-	Dec. 31, 2006

SLOVEO	1			-	0.29	0.29	-	-					-	Dec. 31, 2006

TOTAL	-	-	3,394,476	-	11,588,829	11,515,850	6,149,600	-	4,309,624	5,201,875,	572,929	1,049,613	535,499

(*) including net income for the year

(**) including partner current accounts

(1)	company which is primarily a holding company. The “Revenue” column includes operating revenue and financial income

(2)	in € thousands.

(3)	The main activity of the company consists in being the head company of the US consolidated tax group.

This is a free translation into English of the statutory auditor's report issued in the French language and is provided solely for the convenience of English speaking readers. This report includes information specifically required by French law in all audit reports, whether qualified or not, and presents below the opinion on the financial statements and includes an explanatory paragraph discussing the auditor’s assessments of certain significant accounting matters. These assessments were made for the purpose of issuing an opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements. The report also includes information relating to the specific verification of information in the management report. This report should be read in conjunction with, and is construed in accordance with, French law and professional auditing standards applicable in France.

Statutory auditors’ report on the financial statements
Year ended December 31, 2006

To the shareholders,

In compliance with the assignment entrusted to us by your Annual General Meeting, we hereby report to you, for the year ended December 31, 2006, on:

•  the audit of the accompanying annual financial statements of Veolia Environnement;

•  the justification of our assessments;

•  the specific verifications and information required by law.

These annual financial statements have been approved by the Company’s Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2006 and the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

II. Justification of assessments

In accordance with the requirements of article L.823-9 of French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

The note 2.2 to the financial statements sets out accounting principles regarding equity investments, your company records impairment provisions when the net carrying amount of an equity investment exceeds its value in use. The value in use for the company is determined based on criteria encompassing profitability, growth perspectives, net assets and the stock market value of security held. Based on the available facts, we performed the assessment of the methods adopted, and review, on a test basis, their application. Within the framework of the justification of our assessments, we ensured of the reasonableness of these estimates.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

III. Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France

We have no matters to report regarding:

•  the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements,

•  the fair presentation of the information given in the management report of the Board of Directors in respect of remunerations and benefits granted to the relevant directors and any commitments made in their favour in connection with, or subsequent to, their appointment, termination or change in function.

In accordance with French law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the principal shareholders has been properly disclosed in the management report of the Board of Directors.

Paris La Défense and Neuilly-sur-Seine, on march 30, 2007.

The Statutory Auditors

SALUSTRO REYDEL Member of KPMG International	ERNST & YOUNG et Autres

Bernard Cattenoz	Bertrand Vialatte	Jean Bouquot	Patrick Gounelle

20.3  Dividend policy

20.3.1 Dividends per share during the last five fiscal years

(in euros)	2001	2002	2003	2004	2005
Gross Dividend Per Share	0.825	0.825	0.825/0.605*	0.68**	0.85
Net Dividend Per Share	0.55	0.55	0.55	0.68**	0.85***
Tax Credit (Avoir fiscal)	0.275	0.275	0.275/0.055*	n/a	n/a
Amount of Paid Dividends (without tax credit)	187,509,688	217,757,951	217,917,234	265,417,221	336,340,679

n/a: non applicable

* The amount of the tax credit is 0.275 euro per share for individual shareholders and non-individual shareholders benefiting from the “parent-subsidiary” (mère-fille) regime, and 0.055 euro per share for non-individual shareholders not benefiting from the “parent-subsidiary” regime.

** Individual shareholders will have the right to a 50% tax abatement with respect to such dividends.

*** Individual shareholders will have the right to a 40% tax abatement with respect to such dividends.

A dividend payment of €0.85 per share in respect of the Company’s outstanding shares carrying dividend rights as of January 1, 2006 was approved at the combined general shareholders’ meeting of May 11, 2006. The dividend was paid on May 29, 2006. As of December 31, 2005, the capital was made up of 407,872,606 shares including 15,990,242 shares held by Veolia Environnement. Since these shares do not grant dividend rights, the distribution total has been adjusted according to the total number of own shares held by Veolia Environnement at the date of payment of the dividends, or a total of €336,340,679 distributed on 29 May.

A dividend payment of €1.05 per share will be proposed during the general shareholders’ meeting of May 10, 2007, the payment of which will be fixed as of May 15, 2007. At the time of payment, the amount corresponding to the dividend not paid for the shares held internally by the Company will be allocated to the “retained earnings” account (report à nouveau).

20.3.2  Dividend policy

The Board of Directors sets the Company’s dividend policy, and in doing so may consider a number of factors, including the Company’s financial performance and net income, as well as the dividends paid by other French and international companies in the same sector. The Company cannot guarantee the amount of dividends that may be paid in respect of any fiscal year. However, the Company’s announced and confirmed its objective is to regularly increase the amount of dividends paid by more than 10% per year (cf. §13.2 supra) 43.

20.3.3  Period during which dividend payments must be claimed

Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

[43]	This objective is not part of the profit forecast information that is subject to the Statutory Auditors’ Report in paragraph 13.3.

20.4  Litigation

The most significant litigation involving the Company or its subsidiaries is described below. Other than as described below, there are no other current or threatened legal, governmental or arbitral proceedings involving the Company or its subsidiaries that either had during the past twelve months or that may in the future have a material adverse effect on the results of operations or financial condition of the Company or the Group.

Veolia Eau - Compagnie Générale des Eaux

On February 27, 2001, the French Competition Council (Conseil de la concurrence) notified Compagnie Générale des Eaux of a complaint alleging that several joint ventures that it had formed with other water services companies affected the level of competition in the market. On July 11, 2002, the Council rejected the allegations of anticompetitive cooperation (entente anticoncurrentielle) among the water services companies in question and did not impose monetary sanctions nor issued an injunction against these companies. However, the Council found that the existence of the joint ventures constituted a “collective dominant position” in the market and requested the French Ministry of Economy, Finance and Industry to take all necessary measures to modify, complete or terminate the pooling of means arrangement of these companies through their joint ventures. Compagnie Générale des Eaux contested this finding, initially before the Paris Court of Appeals, which confirmed the Council’s position. However, the commercial section of the French Supreme Court (Cour de cassation), in a decision dated July 12, 2004, invalidated the Paris Court of Appeals’ decision and found that only administrative authorities had jurisdiction over the matter. Accordingly, Compagnie Générale des Eaux challenged the Council’s finding before the French Conseil d’Etat. The latter refused to hear the complaint at this stage (decision of November 7, 2005), since it found that the Council’s decision was only a preparatory act for later action by the French Ministry of Economy, Finance and Industry. In light of the nature of the litigation and the lack of any judgment against the Company thus far, Veolia Environnement has not accrued a reserve for its potential outcome.

On February 15, 2006, the company Aquatraitements Energies Services (“AES”) brought a complaint before the Commercial Court of Paris (Tribunal de Commerce de Paris) relating to two of Veolia Eau’s subsidiaries (Veolia Water and Seureca Overseas). AES is seeking €150 million in damages and interest from Veolia Water and Seureca Overseas, based on its claim that it lost potential consulting fees following Veolia Water’s decision not to participate in a public bid tender launched by the authorities of Abu Dhabi for the construction of a seawater treatment facility. On June 2, 2004, Veolia Water and Seureca Overseas had signed two consulting contracts with AES, pursuant to which AES was supposed to provide consulting advice on commercial strategy and public relations. Under the terms of the contracts, AES would receive fees based on the amount of the market won by either Veolia Water or Seureca Overseas as a result of AES’ assistance. In December 2004, Veolia Water and Seureca Overseas terminated these contracts following their discovery of actions taken by AES managers that they considered fraudulent (dolosives), and that affected their ability to consent to the contracts at the time of signing. In response to AES’ legal actions, Veolia Water and Seureca Overseas submitted their defense before the Commercial Court on June 28, 2006 rejecting of all of AES’s claims. The latter has not submitted a response to the Commercial Court. If AES fails to submit a response at the hearing to be held on April 4, 2007, Veolia Water and Seureca Overseas will request that the case be heard as soon as possible. The Company believes that AES’ claim has no legal or economic merit and that such litigation will not have a material adverse effect on the financial condition of the Company, and accordingly has not accrued a reserve in respect of the potential outcome.

During 2006, the Société d’Eau et d’Electricité of Gabon (SEEG), a subsidiary of Veolia Environnement, was the subject of a tax review (contrôle fiscal) for the years 2001 to 2005 and was found to potentially owe a total of approximately €66 million in taxes. Supported by the advice of reputable tax consultants, the Company contests this tax adjustment and has initiated discussions with the Gabonese tax administration.

Sade

In April 2000, Sade, a subsidiary of Veolia Eau, and 40 other companies received notice from the French Competition Council of a complaint alleging anticompetitive agreements (entente anticoncurrentielle) among these companies in respect of public bids for 44 public sector construction contracts in the Ile-de-France region (which includes Paris and its suburbs). These companies, including Sade, filed answers to the complaint in September 2000. The Council filed a supplemental complaint in November 2001, which replaced its original complaint and reduced the number of construction contracts subject to scrutiny. The companies filed an answer to the new complaint in January 2002. However, on October 26, 2004, the Council filed a second supplemental complaint, the stated objective of which was to clarify and supplement the information contained in the earlier complaints. In response to the report received in August 2005, Sade filed a response in October 2005 that contested the Council’s complaint on the merits and on the basis of irregularities in the complaint procedure that affected its right of defense, as well as the absence of proof of the Sade’s alleged anti-competitive behavior on certain markets. On March 21, 2006, the Council retained complaints against Sade in respect of 2 markets, and imposed a fine of €5.4 million relating to this matter. Sade has accrued a reserve in its accounts to cover this litigation, and has appealed this decision before the Paris Court of Appeals on June 16, 2006. The hearing has been scheduled for September 11, 2007.

In addition, on June 9, 2005 the French Competition Council issued a ruling against eleven companies (including Sade) in respect of a complaint alleging anticompetitive behavior (allocation in advance of the bids and information exchange) in respect of public bids for various public works contracts in the Meuse department from 1996 to 1998. Sade was implicated with respect to one such contract, which was awarded to a competitor in 1998.  Under this ruling, Sade was fined €5 million, which it has already paid. Sade has filed an appeal with the Paris Court of Appeals, which confirmed the Council’s decision on April 25, 2006. Sade appealed this decision before the French Supreme Court (Cour de cassation) on May 24, 2006.

WASCO and Aqua Alliance International

Several present and former indirect subsidiaries of Veolia Eau in the United States44  are defendants in lawsuits in the United States in which the plaintiffs seek to recover for personal injury and other damages for alleged exposure to asbestos, silica and other potentially harmful substances. Regarding the lawsuits against Veolia Eau’s former subsidiaries, certain of Veolia Eau’s current subsidiaries have retained all liability relating thereto and are sometimes involved in the management of such lawsuits. Further, the purchasers of Veolia Eau’s former subsidiaries in some instances benefit from guarantees given by Veolia Eau or by the Company in respect of the outcome of such lawsuits. These lawsuits typically allege that the plaintiffs’ injuries resulted from the use of products manufactured or sold by Veolia Eau’s present or former subsidiaries or their predecessors. There are generally numerous other defendants, in addition to Veolia Eau’s present or former subsidiaries, which allegedly contributed to the claimed injuries. Reserves have been accrued by Veolia Eau’s present subsidiaries for their estimated liability in these cases based on, among other things, the nexus between the claimed injuries and the products manufactured or sold by Veolia Eau’s subsidiaries or their predecessors, the extent of the injuries allegedly sustained by the plaintiffs, the involvement of other defendants and the settlement history in similar cases. These reserves are accrued at the time such liabilities are probable and reasonably estimable, and do not include reserves for possible liabilities in respect of unasserted claims.

[44]	These include subsidiaries of Aqua Alliance and subsidiaries of WASCO (formerly known as Water Applications & Systems Corporation and as United States Filter Corporation), the holding company of the former USFilter group the majority of the activities of which were sold to different purchasers in 2003 and 2004

A number of such claims have been resolved to date either through settlement or dismissal. To date, none of these claims has been tried to a verdict.

During the five-year period ended December 31, 2006, the Company’s average annual costs relating to these claims, including amounts paid to plaintiffs and legal fees, have been approximately US$3 million net of reimbursements by insurance companies. Although it is possible that future costs might increase, the Company currently has no reason to believe that any material increase is likely to occur, nor does it expect these claims to have a material adverse effect on its business, financial condition or results of operation.

Veolia Water North America Operating Services

Veolia Water North America Operating Services (“VWNAOS”), a subsidiary of the Company, concluded a ten-year contract in 2002 with the city of Atlanta representing annual revenues of US$10 million. This contract involves the operation of slurry and effluent treatment installations for the city, the maintenance and renovation of the civil engineering of equipment and the design and establishment of a construction program for the rehabilitation of installations. On June 19, 2006, VWNAOS brought an action against the city of Atlanta stemming from Atlanta’s failure to respect investment obligations, reimburse additional costs of operation and pay bills issued in counterparty for services provided. VWNAOS estimates its damages to be approximately US$25 million, excluding damages resulting from further adjustments which may arise over the course of the procedure. On July 10, 2006, Atlanta unilaterally nullified the contract and, in turn, brought an action against VWNAOS, invoking VWNAOS’ failure to fulfill certain of its obligations during the execution of the contract. The city claims indemnities of approximately US$35 million against VWNAOS and has also brought an action against Veolia Environnement directly, as manager of VWNAOS under the contract. Pursuant to this claim, the city has sought the US$9.5 million bank guarantee issued to VWNAOS at the start of the contract. VWNAOS believes this move is unjustifiable. A discovery procedure allowing each party to request documents from the other began on September 1, 2006 for an initial period of 10 months. The Company contests the city’s claims and intends to defend itself vigorously. At this point in the procedure, the Company believes that this matter will not have a significant impact on the Company’s financial situation.

Veolia Transport

In 1998, the DGCCRF (a French competition administrative body) performed an inspection and seizures on the premises of Veolia Environnement’s transportation subsidiary Connex (now Veolia Transport) and other companies in the public transportation market, with the objective of obtaining elements of proof relating to possible anti-competitive practices in this market. Veolia Transport was informed in February 2003 that the Ministry of Economy, Finance and Industry had requested the French Competition Council to render a decision in this matter on the merits. In September 2003, the French Competition Council notified Veolia Transport of two grievances that raised the possibility, between 1994 and 1999, of collusion among operators which might have had the effect of limiting competition at the local and national level in the public transportation market relating to urban, inter-urban and school services. In September 2004, the French Competition Council notified Veolia Transport of additional grievances alleging the existence of an anticompetitive agreement (entente anticoncurrentielle) at the European Union level. In January 2005, the judge advocate (rapporteur) of the French Competition Council transmitted his conclusions, in which a part of one of the grievances was dropped. On July 5, 2005, the French Competition Council issued a decision in which it partially validated the findings of the public authorities, and ordered Veolia Transport to pay a fine of approximately €5 million. Veolia Transport paid this fine and filed an appeal, which the Paris Court of Appeals rejected on February 7, 2006. On March 7, 2006, Veolia Transport filed an appeal with the French Supreme Court and on January 16, 2007, received the report issued by the designated reporter investigating the case before the commercial section of the Supreme Court.

Société Nationale Maritime Corse Méditerranée (SNCM)

The SNCM, a company managed by Veolia Transport, which holds 28% of its capital, concluded a shareholders’ agreement with the STIM of Orbigny (Stef Tfe group) in order to organize the business conducted by their joint subsidiary, the Compagnie Méridionale de Participation (CMP), held at 55% by STIM and at 45% by the SNCM, indirectly. CMP holds 53% of the share capital of the Compagnie Méridionale de Navigation (CMN) with the SNCM, which holds 45% directly. The agreement between STIM and the SNCM enables one of the shareholders to trigger a purchase or sale option involving CMP securities in the event of a modification of CMN’s strategy initiated by the other party and causing a major conflict between the shareholders. Considering that the spirit of cooperation governing the agreement had been violated by STIM, which made a collective response to the tender offer for the servicing of Corsica impossible, the SNCM gave notice to STIM, in July 2006, that it was exercising its purchase option involving 25% of the share capital of the CMP, increasing its shareholding in the CMP from 45% to 70%. After STIM contested the validity of the agreement and the merit of its implementation, the SNCM brought an action against it before the Commercial Court of Paris (Tribunal de Commerce) in accordance with the agreement. Hearings were held on September 12 and 19, 2006.

The October 17, 2006 decision of the Paris Commercial Court recognized the validity of the 1992 shareholders’ agreement, as well as the option exercise exercised by the SNCM and ordered the provisional enforcement. Following a hearing with the first President of the Paris Court of Appeals, a ruling dated October 30, 2006 ordered the provisional enforcement to be suspended. The Orbigny STIM appealed the Commercial Court’s decision. The December 15, 2006 decision of the Paris Court of Appeals declared that the shareholders’ agreement had an indefinite duration and had thus been validly cancelled by the Orbigny STIM prior to the option exercise. The SNCM appealed this decision before the French Supreme Court in January 2007.

In parallel, the Compagnie Méridionale de Navigation submitted a case to the Competition Council on September 19, 2006, referring to alleged schemes of the SNCM, the Corsican Territorial Collectivity (la Collectivité Territoriale Corse) and the Corsican Transportation Bureau (l’Office des Transports Corse) during the call for tenders for the Corsican public transport delegation, which may have constituted anti-competitive practices, according to the CMN. The CMN also criticized the SNCM for taking advantage of its dominant position. The Competition Council announced that it was unable to consider the anticompetitive agreement aspect of the matter (entente), but reached a decision on December 11, 2006 concerning protective measures, referring to the SNCM’s abuse of its dominant position. The SNCM appealed this decision. In a decision on February 6, 2007, the Paris Court of Appeals rejected the SNCM’s appeal, holding that it related to a decision relating to measures surrounding a procedure which was annulled by the Conseil d’Etat on December 15, 2006.

Moreover, following the decision of the Conseil d’Etat dated December 15, 2006, the local Corsican government resumed the tender offer procedure for the servicing of the Corsican port from Marseille. The new date for the submission of tenders has been set for February 9, 2007. The public service delegation, currently jointly operated by the SNCM and the CMN, was the subject of an additional extension clause extending the expiration date to March 31, 2007.

Proactiva

On September 22, 1999 and February 10, 2000, several lawsuits were filed in the Commonwealth Court in Arecibo, Puerto Rico (transferred to San Juan, following the decision of the Supreme Court of Puerto Rico) against, among others, Compañía de Aguas de Puerto Rico, or CAPR. CAPR was a subsidiary of Aqua Alliance until 2000, when it was transferred to Proactiva, Veolia Environnement’s joint venture with FCC. The complaints allege that CAPR operated (until June 2002) a wastewater treatment facility in Barceloneta, Puerto Rico, that emitted offensive odors and hazardous substances into the environment, which damaged the health of the plaintiffs, a group of local residents. On August 11, 2003, the Supreme Court of Puerto Rico overturned the order of the court of first instance authorizing the consolidation of the lawsuits of the different plaintiffs, leaving this question open to further debate. The lawsuit is currently in the preliminary stage of determining damages and responsibility. Concurrently, a mediation proceeding commenced on May 28, 2003, at the request of the court and all parties, in order to find a complete solution to this litigation. This mediation proceeding has not yet resulted in a specific proposal. Total damages sought against all defendants currently amount to approximately US$300 million. In light of the state of advancement of these two proceedings, Veolia Environnement has not accrued a reserve for the potential outcome of this litigation.

The aggregate amount of reserves accrued by Veolia Environnement in respect of all litigation (cf. paragraph 20.1, note 18 to the consolidated financial statements), including tax claims, in which Veolia Environnement or its subsidiaries are involved, includes a large number of claims and proceedings that, individually, are not material to Veolia Environnement’s business. The largest individual reserve accrued in Veolia Environnement’s financial statements relating to litigation amounts to approximately €12 million.

20.5  Material changes in financial condition or commercial position

There has been no material change in the financial condition or commercial position of the Company since the close of its 2006 fiscal year.

CHAPTER 21

ADDITIONAL INFORMATION CONCERNING SHARE CAPITAL AND BY-LAWS

21.1	Information concerning share capital

21.1.1	Share capital at December 31, 2006

At December 31, 2006, Veolia Environnement’s share capital stood at €2,053,979,200, divided into 410,795,840 fully paid shares with par value €5 per share45 .

21.1.2	Trading market for the Company’s shares

The Company’s shares have been listed on the Eurolist of Euronext Paris46  (Box A) since July 20, 2000 under ISIN code FR 0000124141 - VIE, Reuters code VIE.PA, and Bloomberg code VIE.FP. VE shares are eligible for the Service de Règlement Différé (SDR). The Company’s shares have been listed on The New York Stock Exchange in the form of American Depositary Shares (“ADSs”) since October 5, 2001 under the symbol “VE”.

Since August 8, 2001, the Company’s shares have been included in the CAC 40, the main index published by Euronext Paris.

The tables below set forth, for the past 18 months, the reported high and low sales prices and the trading volume (in shares) of the Company’s shares on the Eurolist of Euronext and on The New York Stock Exchange.

[45]
On March 7, 2007 the board of directors of Veolia Environnement approved the capital increase in the Company of €2,063,132,750 (divided into 412,626,550 shares) following the exercise of the share subscription options under the plan put in place by the Company (cf.§17.3)

[46]	Formerly Permier Marché d’Euronext Paris, became Eurolist of Euronext on February 21, 2005.

Eurolist of Euronext

Year (Month/Quarter)	Price (in euros)		Trading
	High	Low	Volume
2007
February	56.67	52.45	27,198,573
January	57.10	51.80	36,870,531

2006
Fourth Quarter	58.40	46.12	97,560,487
December	58.40	49.15	29,356,526
November	51.60	47.33	28,866,094
October	49.46	46.12	39,337,867
Third Quarter	48.69	42.71	119,763,237
September	48.69	42.71	43,152,009
August	44.00	40.11	31,902,279
July	42.85	38.61	44,708,949
Second Quarter	49.45	36.49	150,220,240
June	44.68	36.49	63,913,699
May	49.45	42.35	52,511,763
April	48.73	44.93	33,794,778
First Quarter	46.40	37.82	97,177,963
March	46.40	43.21	36,690,010
February	46.19	40.96	28,715,281
January	41.37	37.82	31,675,272

2005
Fourth Quarter	39.14	33.80	98,720,710
December	39.14	36.26	27,207,376
November	36.64	34.26	37,216,352
October	36.28	33.80	34,296,982
Third Quarter	35.40	29.56	102,226,963
September	35.40	32.95	36,768,020

Source: Euronext Paris

New York Stock Exchange

Year (Month/Quarter)	Price (in US$)		Trading
	High	Low	Volume
2007
February	74.10	67.00	1,011,570
January	73.32	67.61	1,698,500

2006
Fourth Quarter	75.87	58.00	3,134,600
December	75.87	65.61	1,294,800
November	67.05	60.46	1,043,300
October	62.17	58.00	796,500
Third Quarter	61.61	48.80	4,751,000
September	61.61	54.43	1,261,100
August	56.56	51.65	1,171,000
July	55.00	48.80	2,318,900
Second Quarter	62.70	46.14	4,357,400
June	57.49	46.14	2,124,800
May	62.70	54.91	1,336,400
April	60.50	55.15	896,200
First Quarter	56.40	46.15	2,069,500
March	56.40	52.00	1,029,400
February	54.35	48.67	634,900
January	51.04	46.15	405,200

2005
Fourth Quarter	46.43	40.70	982,900
December	46.43	42.57	326,800
November	42.99	40.70	312,900
October	43.62	41.00	343,200
Third Quarter	43.45	35.75	729,500
September	43.45	41.05	264,400

Source: NYSE

21.1.3	Repurchase of shares by the Company[47]

21.1.3.1	Repurchase program in effect as of the date of filing of this reference document (authorized by the shareholders’ meeting of May 11, 2006)

At the general shareholders’ meeting held on May 11, 2006, the Company’s shareholders approved a share repurchase program that authorized the Company to purchase, sell and transfer its shares at any time and by any means, on the market or over-the-counter, including through block trades, issuance of convertible securities and combinations of financial derivative instruments granting rights to the Company’s shares by means of conversion, exchange, reimbursement, exercise of warrants or other instruments, in an amount of up to 10% of the Company’s share capital. In addition, the Company may not hold more than 10% of the Company’s share capital at any time.

This program allows the Company to trade in its own shares for the purpose of (i) implementing stock option plans in accordance with Articles L.225-177 et seq. of the French Commercial Code (Code de commerce), (ii) awarding shares to employees in connection with a company savings plan established in accordance with applicable law (in particular Articles L.443-1 et seq. of the French Labor Code (Code du travail)), (iii) awarding free shares in accordance with Articles L.225-197-1 et seq. of the French Commercial Code (Code de commerce), (iv) delivering shares upon exercise of instruments granting rights to such shares of the Company, (v) retaining and later distributing shares to finance external growth, mergers, spin-offs and contributions, whether in exchange or as payment, (vi) for purposes of enhancing the secondary market or liquidity in respect of Veolia Environnement shares through an investment services provider, in connection with a liquidity contract signed with such provider conforming to compliance procedures recognized by the AMF, (vii) the completion of purchases, sales or transfers by any means by an investment services provider, in particular off-market transactions, and (viii) canceling all or a portion of repurchased shares.

The maximum repurchase price under the program was fixed by shareholders at €6048  per share and the maximum amount that the Company may allocate to the share repurchase program was set at €1.5 billion. The shareholders granted the Board of Directors or its delegate broad powers to implement the program and set the terms and conditions of any repurchases.

[47]
 This section contains information concerning the share repurchase program that must be provided pursuant to Article 241-2 of the general regulations of the AMF and information required in application of the provisions of Article L.225-211 of the French Commercial Code.

[48]
The maximum purchase price (or the corresponding amount in any other currency) applies only to share repurchases decided on after the annual general shareholders’ meeting held on May 11, 2006, and not to future transactions entered into pursuant to an authorization granted by a prior shareholders’ meeting that provide for acquisitions of shares after the date of the shareholders’ meeting held on May 11, 2006.

The shareholders’ authorization for this program expires at the latest on November 11, 2007, which is 18 months after the date of the original shareholders’ meeting asked to approve the program. It is subject to renewal by the shareholders’ meeting of May 10, 2007.

21.1.3.2	Summary of transactions conducted by the Company under the 2006 share repurchase program

Percentage of share capital held by the Company at February 28, 2007:	3.7%

Number of shares cancelled during the past 24 months:	0

Number of treasury shares held at February 28, 2007:	15,231,187

Accounting value of the treasury shares at February 28, 2007:	€479,105,161

Market value of the treasury shares at February 28, 2006[49]	€812,126,891

Under the share repurchase program approved by the general shareholders’ meeting of May 11, 2006 and up until February 28, 2007, shares were traded as follows by the Company:

	Total gross flow			Open positions as of February 28, 2007
	Purchases	Sales/ Transfers		Positions ouvertes à l'achat		Positions ouvertes à la vente
Number of shares	2,689,000	550,277	*	Purchase options bought	Purchases in the future	Purchase options sold	Sales in the future
Average maximum maturity				néant	néant	**1,400,000	néant
Average price of transactions (in euros)	39.76	44.17
Average exercise price (en euros)				n/a	n/a	43,48	n/a
Montants (en euros)	106,924,317	24,303,369

*
Includes the transfer of 109,764 shares following the exercising of share purchase options granted to employees under the first plan for share purchase options put in place by Veolia Environnement in 2000 (cf. § 17.3.3 above) and in the sale of 440,513 shares of Veolia Environnement to Calyon in accordance with the “secured” portion of such capital increase reserved for employees, realized on December 15, 2006 (cf. § 17.5.2 above).

**
Share purchase options expiring between August 5, 2009 and September 24, 2009 sold by the Company to Caylon in August and September 2006 in accordance with the implementation of the “secured” portion of such capital increase reserved for employees, realized on December 15, 2006 (see above).

The Company’s total negotiation fees were €42,230 during the 2006 fiscal year for operations realized under of the program authorized by the mixed general meeting of May 11, 2006.

21.1.3.3 Description of operations realized in accordance with the aims and objectives of the 2006 purchase program
On February 28, 2007, purchases and sales of shares, as well as derivatives transactions, were undertaken pursuant to the following objectives authorized by the shareholders’ meeting of May 11, 2006:

[49]	On the basis of the closing price on February 28, 2007, i.e., 53.32 euros.

• In accordance with the awarding of shares to employees in connection with a company savings plan, (i) the Company sold to Calyon a total of 1.4 million share purchase options exercisable between August 5 and September 24, 2009, in connection with the implementation of the “secured” portion of such share capital increase reserved for employees, which was finalized on December 15, 2006; these options carry rights for the acquisition of one Veolia Environnement share at prices between €41.732 and €45.506 per share; and (ii) following the closing of the subscription period for the capital increase reserved for employees, the Company sold on December 15, 2006 440,513 Veolia Environnement shares to Calyon, at a price of €47.217 per share, in connection with the adjustment of the hedging ot the “secured” portion of the aforementioned transaction.

• In accordance with the implementation of the share purchase option plan, the Company transferred a total of 109,764 shares following the exercise of share purchase options awarded to employees under the first share purchase option plan put in place by Veolia Environnement in 2000. The share price was €31.92 (cf.§17.3.3 above).

• In accordance with the objective of holding and transfer in exchange or as payment for future acquisitions, the Company (i) repurchased 689,000 shares at an average quoted price of €39.08, and (ii) purchased 2 million VE shares on July 6, 2006, for a price of €40 per share, in the context of the sale by Vivendi of its residual interest of 5.3%, or a total of 21,523,527 shares, pursuant to an accelerated book building procedure.

21.1.3.4	Allocation of treasury shares

At February 28, 2007, Veolia Environnement held a total of 15,231,187 of its own shares, which represented 3.7% of its share capital. None of Veolia Environnement’s subsidiaries held any shares, directly or indirectly, as of such date.

Of this total, 8,128,440 shares acquired from Vivendi (previously Vivendi Universal) in connection with the shareholder restructuring conducted in December 2004 were reserved for stock option programs or other share awards to employees.

At its meeting of May 12, 2005, the board of directors allocated the remaining treasury shares, or 8,055,108 shares, as follows:

•  2,017,708 shares were reserved to cover stock option programs or other share distribution programs on behalf of employees; and

 • 6,037,400 shares were reserved to finance external growth.

At February 28, 2007, following the transactions realized in 2006 and in particular under the program authorized by the shareholders’ meeting on May 11, 2006, the Company’s treasury shares were therefore allocated as follows:

 • 6,504,787 shares were reserved to cover stock option programs or other share distribution programs on behalf of employees; and

 • 8,726,400 shares were reserved to finance external growth.

21.1.3.5	New resolution to be proposed to the shareholders’ meeting of May 10, 2007

The authorization for the share repurchase program described above will expire at the latest on November 11, 2007, subject to the adoption by the shareholders’ meeting of May 10, 2007 of the 10th resolution described below.

The new resolution authorizes the Company to implement a new share repurchase program under the following terms and conditions:

 • The new resolution is designed to allow the Company to trade in its own shares for the purpose of (i) implementing stock option plans in accordance with Articles L.225-177 et seq. of the French Commercial Code (Code de commerce), (ii) awarding or transferring shares to employees in order to allow them to participate in the Company’s expansion in connection with a company savings plan established under applicable law (in particular Articles L. 443-1 et seq. of the Labor Code), (iii) awarding free shares in accordance with Articles L.225-197-1 et seq. of the French Commercial Code (Code de commerce), (iv) delivering shares to third parties upon exercise of rights attached to securities that give access to share capital through repayment, conversion, exchange, presentation of a warrant or in any other manner, (v) delivering shares (as exchange, payment or otherwise) in connection with transactions involving external growth, mergers, sales or contributions, (vi) enhancing the secondary market or liquidity in respect of Veolia Environnement shares through an investment services provider, in connection with a liquidity contract signed with such provider conforming to the rules set forth by the AMF, (vii) completing purchases, sales or transfers by any means through an investment services provider, in particular off-market transactions, and (viii) canceling all or a portion of repurchased shares. This program would also allow the Company to proceed with any other objective currently authorized under existing laws and regulations, or which may in the future be authorized by said laws and regulations. In such a case, the Company would inform shareholders by way of press release.

• Share repurchases would be subject to the following conditions: (i) the number of shares that the Company is allowed to purchase over the course of the share repurchase program may not, at any time, exceed 10% of share capital, or approximately 41,079,584 shares as of December 31, 2006 (which figure may be adjusted following changes in share capital that occur after the date of the shareholders’ meeting), and (ii) the number of shares acquired in order to be maintained or remitted subsequently in the context of a merger, spin-off, or purchase may not exceed 5% of the Company’s capital, or 20,539,792 shares at December 31, 2006; (ii) the number of shares that the Company may hold at any given moment may not exceed 10% of share capital.

 • Shares may be sold, bought or transferred at any time, including during tender offer periods (so long as such transactions are not conducive to the failure of the offer and that they are limited to objectives relating to the implementation of share purchase option plans, the transfer of shares as a result of the exercise of rights associated with securities giving access to share capital, or the remittance of shares as part of external growth transactions, mergers, spin-offs or transfers) and by any method, on the market or over-the-counter, including by block trades of securities (without limit to the proportion of the share repurchase program that may be carried out by this method), by public offers to purchase, sell or exchange shares, or through the use of options or other financial derivatives traded on a regulated market or over-the-counter or through delivery of shares following the issuance of securities entitled through conversion, exchange, redemption, exercise of a warrant or otherwise to shares of the Company. Transactions may be effected directly, or indirectly through an investment services provider.

 • The maximum purchase price of the shares under this resolution would be 90 euros50 This maximum price (or the equivalent value at the same date in all other currencies) is only applicable to acquisitions decided as of the date of the mixed general meeting of May 10, 2007 and not for transactions concluded in accordance with a previous general meeting or future share acquisitions after the date of the mixed general meeting of May 10, 2007. per share. The total amount allocated to the share repurchase program authorized above may not exceed 1.5 billion euros. This authorization would replace any prior authorization granted to the board of directors to trade in the Company’s shares, effective from May 10, 2007 and for the value of any unused portion of any prior authorization. It would be granted for a period of eighteen months.

[50]
This maximum price (or the equivalent value at the same date in all other currencies) is only applicable to acquisitions decided as of the date of the mixed general meeting of May 10, 2007 and not for transactions concluded in accordance with a previous general meeting or future share acquisitions after the date of the mixed general meeting of May 10, 2007.

 • The shareholders would grant the board of directors, the authority to adjust the maximum purchase price, if the need arises, to take into account the effect that transactions affecting the capital or shares of the Company may have on share value, and would also grant all powers to the board of directors, including the ability to sub-delegate its powers pursuant to applicable law, to decide upon and implement this authorization, to specify the terms thereof, if necessary, and to decide upon the conditions for effecting the share repurchase program.

21.1.4	Share capital authorized but not issued

Status of shareholder authorizations adopted by the combined general shareholders’ meeting of May 11, 200651

Securities concerned	Duration of the authorization and date of expiration	Maximum nominal amount of share capital increase	Total use of authorization
		(in millions of euros)	(in millions of euros)
Share Repurchase Program	18 months November 11, 2007	1,500 or 10% of share capital	107

Issuances with preferential subscription rights Share capital increase through use of various securities	26 months July 11, 2008	1,000 (such amount subject to the total global cap on share capital increases of 2,200)	None

Issuances without preferential subscription rights Share capital increase through use of various securities	26 months July 11, 2008	400 (such amount subject to the total global cap on share capital increases of 2,200)	None

Share capital increase through incorporation of premiums, reserves, profits or other items	26 months July 11, 2008	370 (such amount subject to the total global cap on share capital increases of 2,200)	None

Increase in number of shares issued pursuant to share capital increase	26 months July 11, 2008	+15% of any share capital increase with preferential subscription rights	None

Issuance of shares as a finders fee	26 months July 11, 2008	10% of share capital (such amount subject to the total global cap on share capital increases of 2,220)	None

Issuances reserved for employees Members of savings plans	26 months July 11, 2008	15 (such amount subject to the total global cap on share capital increases of 2,200)	9.6

Issuances reserved for employees Stock options	26 months July 11, 2008	1% of share capital (such amount subject to the total global cap on share capital increases of 2,200)	None

Issuances reserved for employees Free award of new or existing shares	26 months July 11, 2008	0.5% of share capital (such amount subject to the total global cap on share capital increases of 2,200)	None

[51]	Only authorizations that are still in force as of the date of filing of this reference document are listed below

Authorizations proposed for adoption at the combined general shareholders’ meeting of  May 10, 2007

Securities concerned	Duration of the authorization and date of expiration	Maximum nominal amount of share capital increase
(in millions of euros)
Share Repurchase Program	18 months November 10, 2008	1,500 or 10% of share capital
Issuances reserved for employees Members of savings plans*	26 months July 10, 2009	1% of share capital (such amount subject to the total global cap on share capital increases of 2,200)
Issuances reserved for employees Capital increase benefiting a category of beneficiaries*/**	18 months November 10, 2008	0.2% of share capital (such amount subject to the total global cap on share capital increases of 2,200)
Issuances reserved for employees Free award of new or existing shares*	26 months July 10, 2009	0.5% of share capital (such amount subject to the total global cap on share capital increases of 2,200)
Issuance of stock warrants (bons de souscription) during a public offer	18 months November 10, 2008	***513

*
The total amount of share capital increases that may be effected pursuant to the authorizations proposed at the combined general shareholders’ meeting of May 10, 2007 may not exceed €2.22 billion authorized by the combined general shareholders’ meeting of May 11, 2006.

**
Capital increase in favor of a company held by a credit institution intervening on behalf of Veolia Environnement for the implementation of a structured share offer to employees and executives of companies located in countries in which employees, for regulatory or other reasons, can not benefit from the employee shareholder package put in place by the 11th resolution (issuance reserved to employees, members of savings plan).

***	Approximately 25% of the share capital at the date of filing of this reference document.

21.1.5	Other securities convertible into shares

In March 2001, Vivendi Universal issued €1.8 billion principal amount of bonds that matured on March 8, 2006, which were exchangeable for existing shares of the Company held by Vivendi Universal. Each of the 32,352,941 bonds was initially exchangeable for 1 Veolia Environnement share (later increased to 1.0221 Veolia Environnement shares after adjustments). Between January 27, 2003 and February 17, 2003, 31,858,608, or 98.47%, of the outstanding bonds were redeemed early. Accordingly, as of December 31, 2005, 494,308 bonds remained outstanding, exchangeable for a total of 505,232 of the Company’s existing shares and representing approximately 0.12% of its share capital. On their maturity date of March 8, 2006, the remaining bonds were redeemed exclusively in cash.

In December 2001, the Company distributed one free stock warrant for each of its 346,174,955 shares to persons who held the Company’s shares on December 14, 2001 (COB visa n° 01-1412 dated December 10, 2001). Subject to adjustments, including those resulting from the Company’s capital increase with preferential subscription rights conducted on August 2, 2002, each 7 warrants entitled the holder to subscribe for 1.009 shares of the Company, nominal value 5 euros per share 52 at a subscription price of €55 per share.

In 2006, 280,029 warrants were exercised, which resulted in the issuance of 41,292 new shares and a corresponding capital increase in share capital of €206,460, which was approved by the board of directors on September 14, 2006.

The warrants lapsed on March 8, 2006. At this date, 379,575 warrants had been exercised in total, which has resulted in the issuance of 55,513 new shares and a corresponding increase in share capital of €277,565.

21.1.6	Evolution in share capital as of December 31, 2006

The table below shows the evolution in Veolia Environnement’s share capital since the beginning of the 2003 fiscal year.

Date of Shareholders’ Meeting	Transaction	Number of Shares Issued	Nominal Value Per Share Issued (in euros)	Nominal Value of Share Capital Increase (in euros)	Issue Premium (in euros)	Total Share Capital (in euros)	Total Number of Shares
6/21/00 (meeting of the management board of 3/24/03)	Exercise of stock warrants	13	13.5	175.5	539.5	5,468,451,196.5	405,070,459

4/30/03	Share capital decrease (through decrease in nominal value per share)	n/a	5	n/a	3,443,098,901.5	2,025,352,295	405,070,459

6/21/00 (declared by the chairman and chief executive officer on 6/30/03)	Exercise of stock warrants	9	5	45	448.06	2,025,352,340	405,070,468

6/21/00 (declared by the chairman and chief executive officer on 2/17/04)	Exercise of stock warrants	47	5	235	2,341.99	2,025,352,575	405,070,515

5/12/2004 (declared by the chairman and chief executive officer on 12/6/04)	Share capital increase reserved for employees (Group Savings Plan)	1,351,468	5	6,757,340	18,528,626.28	2,032,109,915	406,421,983

6/21/00 (declared by the board of directors on 9/15/05)	Exercise of stock warrants	94,772	5	473,860	1,875,890.52	2,032,583,775	406,516,755

5/12/2005 (declared by the chairman and chief executive officer on 12/6/05)	Share capital increase reserved for employees (Group Savings Plan)	1,281,928	5	6,409,640	29,625,356.08	2,038,993,415	407,798,683

21/06/2000 25/04/2002 12/05/2004 (declared by the board of directors on 3/9/06)	Exercise of stock warrants and stock options	73,923	5	369,615	1,456,335	2,039,363,030	407,872,606

[52]
The reduction in the nominal value of VE’s shares to 5 euros per share decided on April 30, 2003 did not have any impact on the number of shares that may be subscribed for through exercise of the warrants.

Date of Shareholders’ Meeting	Transaction	Number of Shares Issued	Nominal Value Per Share Issued (in euros)	Nominal Value of Share Capital Increase (in euros)	Issue Premium (in euros)	Total Share Capital (in euros)	Total Number of Shares
21/06/2000 25/04/2002 12/05/2004 (declared by the board of directors on 14/9/06)	Exercise of stock warrants and stock options	991,894	5	4,959,470	29,011,377	2,044,322,500	408,864,500
11/05/2006 (declared by the board of directors on 15/12/06)	Share capital increase reserved for employees (Group Savings Plan)	1,931,340	5	9,656,700	62,807,177	2,053,979,200	410,795,840

n/a = not applicable

21.1.7	Non-equity securities

In June 2001, a Euro Medium Term Note (EMTN) program was established for up to an aggregate amount of €4 billion. On June 26, 2002, this limit was raised to €8 billion, and then to €12 billion on June 9, 2006.

The main issuances under the EMTN program, as at December 31, 2006, that were still outstanding as of the date of filing of this reference document were the following:

Date of the Issuance	Principal Amount of the Issuance	Amount Outstanding as at December 31, 2006	Interest Rate	Maturity
June 27, 2001	€2 billion	€700 million	5.875%	June 27, 2008
February 1, 2002	€1 billion	€1 billion	5.875%	February 1, 2012
May 28, 2003	€1 billion	€1 billion	4.875%	May 28, 2013
May 28, 2003	€750 million	€750 million	5.875%	May 28, 2018
November 25, 2003	€700 million	€700 million	6.125%	November 25, 2033
June 17, 2005	€600 million	€600 million	1.75% + inflation rate in the Eurozone (excluding tobacco )	June 17, 2015
November 30, 2005	€500 million	€491 million	3-month Euribor + 0.07%	May 30, 2007
December 12, 2005	€900 million	€900 million	4%	February 12, 2016
December 12, 2005	€600 million	€600 million	4.375%	December 12, 2020
January 18, 2006	€150 million	€142 million	3-month Euribor	July 18, 2007
February 15, 2006	€300 million	€300 million	3-month Euribor +0.06%	February 15, 2008
November 24, 2006	€1 billion	€1 billion	4.375%	January 16, 2017

The June 2001 issuance (€2 billion maturing on June 27, 2008) noted above, was the subject of several partial redemptions, including one during the first half of 2004, in the amount of €150 million, and a second on December 12, 2005, in the amount of €1.15 billion. As a result, €700 million remain outstanding under this issuance.

In addition to the January, February and November 2006 issuances, the following transactions were realized during the last fiscal year: the issuance realized in November 2005 and expiring May 30, 2007 has been partially repaid for a total of €9 million (in two tranches of €4.5 million) and the issuance realized in January 2006 and expiring July 18, 2007 has been partially repaid for a total of €8 million (in one tranche).

At December 31, 2006, EMTN debt amounted to €8,221.7 million, of which €7,588.6 million were set to mature in more than one year.

Further, in 2003 the Company issued bonds totaling €404 million in a private placement in the United States in five separate tranches as follows:

Tranches	Principal Amount of the Issuance	Interest Rate	Maturity
Tranche A	€33 million	fixed rate of 5.84%	January 30, 2013
Tranche B	GBP7 million	fixed rate of 6.22%	January 30, 2013
Tranche C	USD147 million	fixed rate of 5.78%	January 30, 2013
Tranche D	USD125 million	fixed rate of 6.02%	January 30, 2015
Tranche E	USD85 million	fixed rate of 6.31%	January 30, 2018

At December 31, 2006, the value of this debt amounted to €313.6 million, all of which was set to mature in more than one year (see paragraph 20.1, note 19 to the consolidated financial statements).

At December 31, 2006, the value of commercial paper (billets de trésorerie) issued by the Company amounted to €733 million.

21.2	Provisions of the Company’s articles of association

Please refer as well to the information set forth in Chapter 5, paragraph 5.1.2 (General information concerning the Company).

21.2.1	Corporate purpose

The Company’s corporate purpose, directly or indirectly, in France and in all other countries, is:

•  the conduct of service activities relating to the environment on behalf of private, professional or public customers, specifically in the areas of water, wastewater treatment, energy, transportation and waste management;

•  the acquisition and exercise of all patents, licenses, trademarks and designs relating directly or indirectly to the Company’s operations;

•  the acquisition of interests (whether in the form of shares, bonds or other securities) in existing or future companies, through subscription, purchase, contribution, exchange or any other means, together with the ability to subsequently transfer such interests; and

•  generally, the entering into of all commercial, industrial, financial, real estate or other transactions relating directly or indirectly to the above-mentioned corporate purposes, and, in particular, the ability to issue any guarantee, first-demand guarantee, surety or other security in favor of any group, undertaking or company in which the Company holds an interest in connection with its activities, as well as the ability for the Company to finance or refinance any of its activities.

21.2.2	Fiscal year

The Company’s fiscal year begins on January 1 and closes on December 31 of each calendar year.

21.2.3	Allocation and distribution of profits

Each share is entitled to an amount of profit in proportion to the percentage of share capital that such share represents.

Distributable profit consists of the net profit for the year, less previous losses and the various deductions provided for by law, plus retained earnings from prior years.

The general shareholders’ meeting may decide to distribute sums withdrawn from reserves at its disposal, by expressly indicating the reserve categories from which withdrawals have been made.

After approving the annual financial statements and declaring the existence of sums available for distribution (including distributable profits and the sums withdrawn from reserves as referred to above, if any), the general shareholders’ meeting must resolve to distribute such sums, wholly or in part, to the shareholders as dividends, to allocate them to reserves, or to carry them forward as retained earnings.

The general shareholders’ meeting has the power to grant to the shareholders an option to receive all or part of the dividends, or advances on dividends, in the form of cash or scrip, in accordance with applicable law. Furthermore, the general shareholders’ meeting may decide, for all or part of a dividend, advance on dividends, distribution of reserves or premium, or with respect to any capital decrease, that such distribution or capital decrease will be made in kind by delivery of assets of the Company.

The board of directors has the power to distribute advances on dividends prior to the approval of the annual financial statements, in accordance with applicable law.

21.2.4	Modifications of articles of association, share capital and voting rights attached to shares

Any modification of by-laws, share capital or of the voting rights attached to shares is subject to general law and regulations; the by-laws do not specify any other required measures.

21.2.5	General shareholders’ meetings

21.2.5.1	Convening shareholders’ meetings

General shareholders’ meetings are convened and deliberations occur under conditions fixed by law. Meetings are held at the Company’s registered office or at another location designated in the notice announcing the shareholders’ meeting.

Shareholder decisions are made as part of ordinary, extraordinary, special or combined shareholder meetings, depending on the nature of the decisions that shareholders are called upon to make.

21.2.5.2	Participation in meetings

All shareholders may attend general shareholders’ meetings and participate in deliberations, either in person or by proxy. The right of shareholders to participate in ordinary or extraordinary is subject to the registration of the shares in the name of the shareholder or the intermediary registered on his (or her) behalf the third day working day at the latest before the meeting at midnight, Paris time, either in the registered securities accounts held by the Company, or in the bearer securities accounts held by the authorized intermediary.

Registration with the authorized intermediary is evidenced by a participation certificate delivered by the intermediary, annexed to the registered voting form or by proxy or annexed to an admission card in the name of the shareholder or for the shareholder represented by the authorized intermediary. A certificate must also be delivered to shareholders attending the meeting who have not received their admission card by midnight, Paris time, of the third working day preceding the meeting.

Shareholders who are unable to attend the shareholders’ meeting in person may choose among one of the following three voting methods:

•  providing a written proxy to his or her spouse or to another shareholder;

•  voting by mail; or

•  sending a blank proxy to the Company, under the conditions fixed by applicable law.

The forms for voting by proxy and by mail are established and made available to shareholders based on then applicable law. Shareholders may, under conditions fixed by law, submit their proxies and votes by mail either in paper form, or, subject to a decision by the board of directors published in the notice of shareholder’s meeting, in electronic form in accordance with the procedures set forth in said notice.

In instances where the board of directors has given prior notice to shareholders that they may participate in a meeting through videoconference or through other means which permit their identification under applicable law, shareholders who so participate shall be counted for purposes of calculating whether a quorum or a majority exists.

Minutes of the meetings are prepared, and copies thereof are certified and delivered in accordance with applicable law.

21.2.5.3	Quorum

Law no. 2005-842 of July 26, 2005 lowered the quorum required for a shareholders’ meeting of a société anonyme to validly deliberate.

The quorum required for extraordinary shareholders’ meetings was lowered from 1/3 to 1/4 of shares carrying voting rights (for meetings occurring after the first notice of meeting is given), and from 1/4 to 1/5 of shares for meetings occurring after the second notice of meeting is given (article L.225-96 paragraph 2 of the French Commercial Code). The quorum required for ordinary shareholders’ meetings was lowered from 1/4 to 1/5 of shares carrying voting rights (for meetings occurring after the first notice of meeting is given), while no quorum is required for ordinary meetings occurring after the second notice of meeting is given (article L.225-98 paragraph 2 of the French Commercial Code)

21.2.5.4	Voting rights

Voting rights attached to shares are proportional to the percentage of share capital that such shares represent, and each share carries the right to cast one vote. There are no double voting rights.

Voting rights attached to shares subject to usufruct are exercised by the usufructuary (usufruitier) in ordinary general shareholders’ meetings and by the owner without usufruct (nu-propriétaire) in extraordinary general shareholders’ meetings.

21.2.6	Identification of shareholders

When shares are fully paid up, they may be in registered or bearer form, at the discretion of the shareholder, subject to applicable laws and regulations and the articles of association (statuts) of the Company. Until the shares are fully paid up, they must be in registered form.

Shares of the Company are entered in their owner’s name or in the name of an approved intermediary in the Company’s books, in accordance with applicable laws and regulations. When the domicile of the owner of the shares is not in French territory (within the meaning of Article 102 of the French Civil Code), any intermediary may be registered on behalf of such owner, in accordance with the provisions of Article L.228-1 of the French Commercial Code (Code de commerce).

Further, the Company’s articles of association (statuts) provide that the Company may seek to identify shareholders or other owners of Company securities that have the right, either immediately or in the future, to vote in meetings of shareholders, in accordance with the procedures set forth in Articles L.228-2 et seq. of the French Commercial Code (Code de commerce). Pursuant to these procedures, the Company conducted an analysis of its shareholder structure as at July 15 and December 31, 2006.

In the event that holders of securities or their intermediaries fail to provide information requested of them in accordance with Articles L.228-2 et seq. of the French Commercial Code (Code de commerce), the shares or other securities that are the subject of these requests may be deprived of voting rights and in certain circumstances of dividends until the obligations have been complied with.

21.2.7	Crossing various thresholds of share ownership

The French Commercial Code (Code de commerce) provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 15%, 20%, 25%, one-third, 50%, two-thirds, 90% and 95% of the outstanding shares or voting rights of the Company, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the Company and the Autorité des marchés financiers (“AMF”) within 5 trading days of the date it crosses such thresholds of the number of shares and voting rights it holds. The AMF will make this information public.

If any person fails to comply with the legal notification requirement, the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements.

In addition, the Company’s articles of association (statuts) as modified by the shareholders’ meeting of May 12, 2005 currently provide that any individual or entity, acting alone or in concert with others, must notify the Company by registered letter with acknowledgment of receipt within 15 days of acquiring or disposing of, directly or indirectly, 1% or any multiple of 1% of the Company’s shares or voting rights. The notice must contain the name of the individual or entity, the name of the person(s) with whom it is acting in concert, as well as the total number of shares, voting rights and securities convertible into shares that such individual or entity holds, directly or indirectly, on its own or in concert with others.

If any person fails to comply with this notification requirement, and provided that one or more shareholders holding at least 1% of the Company’s share capital or voting rights so request (to be reflected in the minutes of the general shareholders’ meeting), the shares that exceed the relevant threshold will be deprived of voting rights for all shareholders’ meetings until the end of a two-year period following the date on which their owner complies with the notification requirements.

CHAPTER 22

SIGNIFICANT CONTRACTS

Impact of a change in control of Veolia Environnement53

In many countries including France, in addition to local authorities’ prerogatives to terminate contracts entered into with subsidiaries of the Veolia Environnement Group (see chapter 4, § 4.1.2 above), a change of control of Veolia Environnement could affect certain contracts of the Group that include change of control clauses.

This is the case for several important contracts concluded with public and private clients, particularly abroad, including the Water contract in Berlin and the Transportation contract in Melbourne, which allow for a specific termination right in favor of the clients and/or the financial partners associated with the client, in the case of a change of control of Veolia Environnement.

Furthermore, under the partnership agreements signed in December 2000 with EDF, if a competitor of EDF should take control of the Company, EDF shall have the right to purchase the entire Dalkia security held by the Company (cf. chapter 20, § 20.1, notes 41 and 43 of the consolidated financial statements).

[53]	Article L.225-100-3 of the French Code de commerce.

CHAPTER 23

THIRD PARTY INFORMATION, EXPERT STATEMENTS AND DECLARATION OF INTERESTS

Not applicable.

CHAPTER 24

DOCUMENTS AVAILABLE TO THE PUBLIC

The Company’s press releases, annual reports (including historical financial information relating to the Company) and updates thereto filed with the AMF, as well as the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission, are available on the Company’s website: www.veoliaenvironnement.com. Copies of these documents may also be obtained at the Company’s registered office at 36/38, avenue Kléber, 75116 Paris.

The Company is required pursuant to directive 2003/71/EC to publish an annual report that contains or mentions all of the information made public by the Company during the past twelve months in France, other EU member states and in the United States. A copy of this annual report is available on the Company’s website at the address indicated above, as well as on the AMF’s website: www.amf-france.org.

The “Regulated Information” section of the Company’s website is available at the following address: http://www.veolia-finance.com/investisseurs/611.html. This web page brings together all of the regulated information published by Veolia Environnement, in conformity with article 221-1 et seq., in the AMF’s general regulation.

The Company’s articles of association as well as the minutes of general shareholders’ meetings, the statutory auditors’ reports and all other corporate documents may be viewed at the Company’s registered office.

CHAPTER 25

INFORMATION REGARDING COMPANY INTERESTS

Information concerning companies in which Veolia Environnement holds a portion of the share capital and which may have a material impact on its assets, financial condition or results of operations is set forth in paragraph 6.1.4 above and in paragraph 20.1, note 50 to the consolidated financial statements.